Form 10-K, Exhibit 13
period 1993-12-31
FEDERAL SIGNAL CORP /DE/
filed 1994-03-28
CIK 277509

EXHIBIT 13
        ----------

        1993 ANNUAL REPORT TO SHAREHOLDERS OF FEDERAL SIGNAL CORPORATION
        -----------------------------------------------------------------

FEDERAL SIGNAL CORPORATION
Selected Financial Data
                                             1993    1992    1991    1990    1989    1988    1987    1986    1985    1984    1983
  Operating Results (in millions):
    Net sales                             $ 565.2 $ 518.2 $ 466.9 $ 439.4 $ 398.4 $ 361.4 $ 305.8 $ 273.3 $ 264.5 $ 241.3 $ 208.5
    Income before income taxes (a)        $  58.8 $  49.9 $  45.6 $  42.5 $  34.6 $  28.4 $  23.8 $  20.9 $  16.3 $  14.9 $  10.6
    Income from continuing operations (b) $  39.8 $  34.5 $  31.0 $  28.1 $  22.1 $  18.2 $  14.5 $  12.3 $  11.9 $   9.2 $   6.4

  Common Stock Data (per share) (c):
    Income from continuing operations     $  0.86 $  0.75 $  0.67 $  0.61 $  0.48 $  0.40 $  0.31 $  0.26 $  0.26 $  0.20 $  0.14
    Cash dividends                        $  0.36 $  0.32 $  0.27 $  0.22 $  0.19 $  0.16 $  0.15 $  0.15 $  0.15 $  0.15 $  0.15
    Market price range:
       High                               $21-    $17-5/8 $15-1/4 $10-3/4 $7-1/8  $4-7/8  $4-7/8  $4-1/2  $3-3/4  $3-5/8  $4-1/4
       Low                                $15-3/4 $12-3/8 $9-1/4  $6-1/4  $4-1/4  $3-1/2  $2-7/8  $3-1/8  $2-5/8  $2-1/2  $2-7/8

    Average common shares
     outstanding (in thousands)            46,293  46,128  46,126  46,038  46,103  45,639  47,137  46,767  45,335  45,357  45,716

  Financial Position at Year-End
   (dollars in millions):
    Working capital (d)                   $  52.8 $  49.5 $  44.9 $  42.7 $  63.8 $  59.5 $  53.9 $  52.8 $  58.2 $  60.6 $  60.3
    Current ratio (d)                         1.5     1.6     1.5     1.5     2.1     2.0     1.9     2.2     2.3     2.5     2.6
    Total assets                          $ 405.7 $ 363.7 $ 341.2 $ 295.8 $ 271.3 $ 251.1 $ 233.3 $ 191.4 $ 187.4 $ 178.7 $ 166.2
    Shareholders' equity                  $ 199.2 $ 179.0 $ 164.8 $ 146.4 $ 130.4 $ 115.5 $ 103.2 $ 102.4 $  91.1 $  85.3 $  84.7
    % Debt to capitalization ratio (d)          1       2       1       2      10      18      22       4      15      18      20
    % Return on average common
     shareholders' equity                    21.0    20.0    20.0    20.4    18.7    17.0    14.5    12.2    13.3    11.0     8.5

  Other (dollars in millions) (e):
    New business                          $ 584.2 $ 510.3 $ 462.7 $ 467.6 $ 429.9 $ 382.4 $ 328.3 $ 276.4 $ 274.6 $ 246.5 $ 225.6
    Backlog                               $ 221.8 $ 198.0 $ 203.2 $ 199.9 $ 171.7 $ 140.2 $ 119.2 $  96.7 $  93.6 $  83.5 $  78.3
    Cash flow from operations             $  48.8 $  40.2 $  43.9 $  48.3 $  34.6 $  22.5 $  20.1 $  22.7 $  16.5 $  13.6 $   2.1
    Capital expenditures                  $  10.1 $   8.8 $  12.0 $   8.3 $   9.2 $   7.3 $   6.9 $   6.3 $   6.9 $   4.5 $   6.9
    Depreciation                          $   9.2 $   8.7 $   8.2 $   7.8 $   7.9 $   7.1 $   5.5 $   5.2 $   5.3 $   4.8 $   4.1
    Employees                               4,426   4,268   4,212   4,158   4,142   3,880   3,653   3,183   3,190   2,962   2,830

    (a) in 1985, reflects pre-tax provisions to expense for non-recurring charges of $4.6 million
    (b) in 1992, reflects net cumulative effects of accounting changes for postretirement benefits and income taxes of $30,000;
        in 1985, reflects cumulative effect of accounting change for investment tax credits of $2.2 million and after-tax provisions to expense for non-recurring charges of $2.3 million
    (c) reflects 10% stock dividends each paid in 1983, 1988 and 1989, 3-for-2 stock splits in 1990, 1991 and 1992, and a 4-for-3 stock split distributable March 1, 1994
    (d) manufacturing operations only
    (e) continuing operations only

         FINANCIAL REVIEW

        Consolidated Results of Operations

        Federal Signal Corporation again achieved record levels of net sales (28th consecutive annual increase) and net income (10th consecutive annual increase). Net sales increased to $565.2 million, 9% higher than 1992's $518.2 million. Net income increased 15% to $39.8 million in 1993 from $34.5 million in 1992. These increases follow 1992's increases of 11% in sales and in net income. Net income per share for 1993 increased 15% to $.86 per share compared to $.75 in 1992 and $.67 per share in 1991.

        The 1993 sales increase of 9% resulted from volume increases of 8% (including 4% resulting from the acquisition of Guzzler Manufacturing, Inc. in March) and price increases of 1%. Domestic sales increased 14% in 1993 while foreign sales declined 7% from 1992's record levels. Excluding the sales of Guzzler, domestic sales were 10% higher in 1993 while foreign sales declined 9% due largely to the recessionary European economic environment. In light of the generally slow-growth nature of the domestic economy as well as the slow-growth nature of most of the company's markets, the company anticipates domestic sales growth in 1994 will be somewhat lower than 1993's rate. Foreign sales are expected to again increase in 1994. Foreign sales accounted for 20% of the company's total sales in 1993 compared to 23% of total sales in 1992.

        The 1993 sales increases follow an 11% increase in sales in 1992 over 1991 levels. The increase in sales in 1992 resulted from volume increases of 10% and price increases of 1%. Excluding the effect of companies acquired in 1992 and in late 1991, domestic sales were even with 1991 levels. Foreign sales increased 52% in 1992 including 22% from companies acquired in 1992 and late 1991.

        Operating margins have increased from 10.6% in 1989 to 11.3% in 1993, despite generally declining gross profit margins as the following data shows:

                                             (percent of sales)
                                     1993   1992    1991    1990    1989

        Net sales                   100.0% 100.0%  100.0%  100.0%  100.0%
        Cost of sales                67.8   68.2    67.9    66.8    66.3
        Gross profit margin          32.2   31.8    32.1    33.2    33.7
        Selling, general and
         administrative expenses     20.9   21.2    21.3    22.4    23.1
        Operating margin             11.3%  10.6%   10.8%   10.8%   10.6%


        Gross profit margins have generally declined principally due to sales of the Vehicle Group increasing more rapidly than sales of the other groups. The Vehicle Group normally experiences higher cost of sales percentages but lower operating expense percentages than the other groups. This was exacerbated in 1992 due to the late 1991 acquisitions of Superior Emergency Vehicles and Frontline Emergency Vehicles. This trend reversed in 1993 due to improving gross margins of three of the company's four groups, most notably Signal and Sign. Due to the reorganization costs incurred in 1992 for newly acquired businesses and certain costs incurred at Ravo for development and other operational changes, the percentage of selling, general and administrative expenses did not decline in 1992 as rapidly as normally would be expected. In 1993, however, reductions in the percentage of selling, general and administrative costs did occur. The reduction in 1993 occurred as a result of: 1) higher sales, and the resultant impact of fixed costs being spread over those higher sales, and 2) operational improvements made, particularly in the Sign Group. All of the company's groups continue to work toward reducing their manufacturing and purchase costs as well as seek improved operating efficiencies.

        Because of the varied nature of the company's operations, the company recognizes that changes in operating income as a percentage of net sales on a consolidated basis may sometimes distort its real operating performance. In order to monitor the operating performance of its operations, the company utilizes various methods, one of which is a return on assets approach. Return on assets is defined as operating income divided by the identifiable assets of its businesses. In recent years, the company's operations have achieved strong returns as summarized in the chart below.

        The company has improved its returns on assets of its existing businesses over the years by increasing profit margins and asset turnover. Returns for the total company remained even with last year's level. Return on assets for the Signal and Sign Groups increased significantly above 1992 results while returns for the Tool and Vehicle Groups declined. Excluding the effects of acquisitions made in 1993 and late 1992, returns on manufacturing assets for the total company and the Tool Group improved over 1992 results while the return for the Vehicle Group remained even.

        The company acquires businesses which facilitate and meet the company's growth and other strategic objectives. It is anticipated that businesses acquired will not generate the same levels of returns as the company's other businesses for some time following their respective acquisition. However, the company's strategies include making constant improvements in all of its businesses. The results of these efforts are evidenced by the improving returns on manufacturing assets of businesses operated for two years or more. Excluding the effects of the companies acquired in 1993 and late 1992, the company's return on manufacturing assets increased to 24% in 1993 from 22% in 1992. The declines in 1992 and 1991 were due solely to the acquisitions made during those respective years or late in previous years. Excluding the effects of companies acquired in 1992 and late 1991, return on assets in 1992 was 26%, or equal to 1991's 26% determined on a similar basis. In addition to continuing programs undertaken to reduce manufacturing and operating costs and improve productivity, the company also has continuing programs to improve asset turnover. Improving inventory turnover and accelerating the collection of accounts receivable have also had a significant positive impact on return on assets.

        Interest expense declined $.3 million in 1993 following an increase of $.8 million in 1992. The decline in 1993 was the result of lower interest rates offset partially by increased average borrowings. Increased borrowings were incurred to support increases in the company's financial services activities, fund repurchases of the company's stock at the end of 1992, and fund the purchase of Guzzler Manufacturing in March 1993. Purchases of companies in 1992, increases in the company's financial services assets and repurchases of the company's stock at the end of 1991 resulted in the increase in interest expense in 1992.

        The company's effective tax rate of 32.3% in 1993 increased from rates of 31.0% and 31.9% in 1992 and 1991, respectively, largely as a result of the enacted change in the statutory federal income tax rate in 1993.

        Effective January 1, 1992, the company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 106,
        "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes." See discussions of the respective provisions of these statements in Note B to the financial statements. In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement is required to be adopted no later than for the year ended 1994. The company anticipates that the adoption of this statement will have an insignificant impact on results of operations in 1994 and future years.

        At the end of 1993, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans from 8.5% to 7.6%. This reduction resulted from the lower interest rate environment being experienced at the end of 1993. The company also reduced its estimate for projected rates of increase in compensation levels from 5% to 4% for future years as a result of continued low levels of inflation, the expectation that low levels will continue for the foreseeable future and the fact that average increases, for some time, have been at lower than assumed rates. The company expects that the changes in assumptions will have an insignificant impact on 1994 results of operations.


        Group Operations

        Except for the company's Sign Group, domestic markets were generally stronger in 1993 compared to relatively weak markets in 1992 and 1991. As mentioned previously, foreign sales declined somewhat from the record levels achieved in 1992 due to weak economies experienced in key overseas markets. All four of the company's groups experienced increases in both sales and operating income in 1993. The Sign and Signal Groups achieved the most significant earnings increases.

        Signal

        All of the group's units experienced improved profitability in 1993 and contributed to the group's 20% increase in earnings. Signal Group sales increased 9% in 1993 as all units also experienced increased sales over 1992 levels. A small portion of the sales increase was attributable to the full year inclusion of VAMA acquired in May 1992. Domestic sales were up 3% while foreign sales increased 35%. In 1992, earnings increased 22% on a sales increase of 18%. About one-third of the sales increase in 1992 resulted from the acquisition of VAMA. The group's 1992 domestic sales increased 13% while foreign sales increased 47% (9% excluding the effect of VAMA).

        For the seventh consecutive year, the Signal Group's operating margin increased. Continued emphasis on cost reductions and the impact of new product sales and increased penetration of foreign markets contributed to the improved results including an increase in the group's return on manufacturing assets. The Signal Group continued its efforts to further improve its manufacturing throughput and reduce manufacturing costs and operating expenses. Signal Products continued to make improvements in its inventory turnover. Reductions in inventories have resulted in LIFO credits of $.3 million in 1993 and $.5 million in both 1992 and 1991. The acquisition of VAMA in 1992 resulted in a dilutive effect on the group's return on manufacturing assets. Excluding the effects of VAMA, the group's return on manufacturing assets in 1992 increased to 38%. The company expects that further operational improvements, particularly at VAMA, will result in improved asset returns in the future.


        Sign

        The Sign Group posted losses in 1992 and 1991 following profitable years in 1989 and 1990. In 1993, Sign returned to profitability, albeit at a modest level. Severe declines in 1990 and 1991 and an additional slight decline in 1992 in commercial and industrial construction activity caused severe price competition and excess capacity in the custom sign industry. As a result, the Sign Group's sales and profitability declined dramatically during that period. In 1990, the group began taking steps to consolidate its manufacturing resources. These efforts continued into 1993 along with improvements in its systems and support activities. During 1993, Sign's markets appeared to have stabilized. Significant reductions in operating expenses, increased training, and a focus on higher margin sales resulted in improved profitability in 1993. While the group's market conditions will likely continue to be weak in the near term, management is confident that the group's markets in 1994 will be somewhat similar to those experienced in 1993. The steps taken by the group and the continued stable market conditions expected for 1994 should result in improved operating results next year.


        Tool

        In 1993, the Tool Group achieved a 7% increase in income and a 12% increase in sales. Domestic sales increased 17% in 1993, of which about one-half resulted from the late 1992 acquisition of Dico Corporation. Foreign sales declined 7% in 1993 largely due to the weak economies in Europe and Japan. All of the Tool Group businesses achieved higher sales and earnings principally as a result of domestic sales gains. The 1993 sales increases follow domestic and foreign sales increases of 10% and 20%, respectively, in 1992. The decline in the return on manufacturing assets in 1991 was principally due to competitive price pressure which negatively affected margins. Returns on manufacturing assets available through investments in newly acquired companies have been lower than historical returns produced by existing operations. As mentioned earlier, this is anticipated in the company's acquisition objectives. Excluding the impact of Dico, acquired in late 1992, the return on manufacturing assets increased to 42% in 1993 from 41% in 1992.


        Vehicle

        Earnings for the Vehicle Group increased 7% in 1993 on a sales increase of 9%. Most of the sales increase and about half of the earnings increase were attributable to the addition of the sales and earnings of Guzzler Manufacturing, Inc., acquired in March 1993. Domestic sales increased 20% in 1993. About half of the domestic increase resulted from the acquisition of Guzzler. Foreign sales declined 16% in 1993 from 1992's record levels due to weaker markets, particularly in Europe. Sales in 1992 increased 12%, about two-thirds of which resulted from the acquisitions of Superior Emergency Vehicles and Frontline Emergency Vehicles. Earnings increased 3% in 1992 as performance improvements at Emergency One were partially offset by substantial reorganization costs incurred by newly acquired businesses and by costs related to product development and operational changes at Ravo. Return on manufacturing assets declined in 1992 and again in 1993 due to the effects of companies acquired. Excluding the impact of the acquisition of Guzzler in 1993, return on manufacturing assets was 17%.

        Financial Services Activities

        The company maintains a large investment ($111.6 million at 1993's year-end) in lease financing receivables which are generated principally by its vehicle operations with the balance generated by its sign operations. These assets continued to be conservatively leveraged at or below the company's stated financial objectives for these assets for the five-year period ending December 31, 1993 (see further discussion in Financial Position and Cash Flow).

        Financial services assets have repayment terms generally ranging from two to ten years. The increases in these assets resulted from increasing sales of the Vehicle Group as well as continuing greater acceptance by customers of the benefits of using Federal as their source of financing vehicle purchases.


        Financial Position and Cash Flow

        The company continues to place emphasis on generating strong cash flows from its operations. During 1993, cash flow from operations increased to a level of $48.8 million compared to $40.2 million in 1992 and $43.9 million in 1991. These results are directly reflective of: 1) efforts to lower costs; and 2) the amount of improvement (reduction) in the relative amounts of working capital required to support the company's increased sales volumes. The company has reduced its working capital to sales ratio by nearly half since 1987 principally by improving its days-sales-outstanding and inventory turnover ratios. As a result of the reductions achieved so far, the company anticipates that significant further reduction in the working capital to sales ratio is unlikely to be achieved going forward. Nevertheless, the company expects to continue to focus aggressively on improving its efficiencies and costs as well as its working capital management.

        During the 1989-1993 period, the company has utilized its strong cash flows from operations to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products; 3) increase its investment in financial services activities; 4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase up to 1-2% of its outstanding common stock each year.

        Cash flows for the five-year period ending December 31, 1993 are summarized as follows:
                                          (in millions of dollars)
                                    1993    1992    1991    1990    1989
        Cash provided by
         (used for):
          Operating activities     $ 48.8  $ 40.2  $ 43.9  $ 48.3  $ 34.6
          Investing activities      (38.1)  (26.9)  (47.8)  (14.7)  (24.1)
          Financing activities      (10.3)  (11.2)    2.5   (34.6)   (8.9)

        Increase (decrease) in
         cash and cash
         equivalents               $   .4  $  2.1  $ (1.4) $ (1.0) $  1.6

        In order to present the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Each of these two types of activities are supported by different percentages of debt and equity.

        One of the company's financial objectives is to maintain a strong financial position. The company defines its goal as normally having a debt to capitalization ratio of 30% or less for its manufacturing operations. At December 31, 1993 and 1992, the company's debt to capitalization ratios of its manufacturing operations were 1% and 2%, respectively. Also, at December 31, 1993 and 1992, the company's debt to capitalization ratios for its financial services activities were 86% and 82%, respectively. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio in the range of 85% to 87% on average. The company intends to maintain this range of leverage for its financial activities in the future and at the same time fulfill its financial objective with respect to its manufacturing debt to capitalization ratio. These intentions are consistent with its investment grade credit rating obtained in connection with its commercial paper program.

        As indicated earlier, substantial effort is focused on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.5 at December 31, 1993 and 1.6 at December 31, 1992. These ratios are slightly lower than those in prior years as a result of reduced working capital needs for receivables and inventories and improved management of cash disbursements. The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.

   FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
   CONSOLIDATED BALANCE SHEETS
                                                                       December 31,
                                                                     1993         1992
   Assets
     Manufacturing activities:
       Current assets
         Cash and cash equivalents                               $  2,576,000  $  2,223,000
         Accounts receivable, net of allowances
          for doubtful accounts of $2,215,000
          and $1,688,000, respectively                             81,593,000    70,704,000
         Inventories - Note C                                      63,022,000    58,185,000
         Prepaid expenses                                           4,627,000     4,618,000
           Total current assets                                   151,818,000   135,730,000

       Properties and equipment - Note D                           62,204,000    61,269,000
       Other assets
         Intangible assets, net of accumulated amortization        65,436,000    54,272,000
         Other deferred charges and assets                         15,666,000     8,399,000
           Total manufacturing assets                             295,124,000   259,670,000

     Financial services activities
       Lease financing receivables, net of allowances for
        doubtful accounts of $976,000 and $1,138,000,
        respectively, and net of unearned finance
        revenue - Note E                                          110,580,000   103,989,000
           Total assets                                          $405,704,000  $363,659,000

   Liabilities and Shareholders' Equity
     Manufacturing activities:
       Current liabilities
         Short-term borrowings - Note F                          $    282,000  $    259,000
         Accounts payable                                          33,363,000    26,074,000
         Accrued liabilities
           Compensation and withholding taxes                      16,601,000    16,004,000
           Other - Note B                                          44,541,000    37,544,000
         Income taxes - Notes B and G                               4,269,000     6,349,000
           Total current liabilities                               99,056,000    86,230,000

       Other liabilities
         Long-term borrowings - Note F                              1,344,000     3,548,000
         Deferred income taxes - Notes B and G                     10,929,000     9,435,000
           Total manufacturing liabilities                        111,329,000    99,213,000

     Financial services activities - Note F
       Short-term borrowings                                       75,433,000    72,794,000
       Long-term borrowings                                        19,734,000    12,672,000
           Total financial services liabilities                    95,167,000    85,466,000
           Total liabilities                                      206,496,000   184,679,000

     Contingency - Note M

     Shareholders' equity - Notes I and J
       Common stock, $1 par value, 90,000,000 shares
        authorized, 45,738,000 and 34,478,000 shares
        issued, respectively                                       45,738,000    34,478,000
       Capital in excess of par value                              54,045,000    71,422,000
       Retained earnings - Note F                                 105,471,000    82,160,000
       Treasury stock, 264,000 shares, at cost                                   (5,227,000)
       Deferred stock awards                                       (1,715,000)   (1,941,000)
       Foreign currency translation adjustment                     (4,331,000)   (1,912,000)
         Total shareholders' equity                               199,208,000   178,980,000
         Total liabilities and shareholders' equity              $405,704,000  $363,659,000

         See notes to consolidated financial statements.

   FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF INCOME

                                                                         Years ended December 31,
                                                                      1993         1992         1991

   Net sales                                                     $565,163,000 $518,223,000 $466,939,000
   Other income, net                                                1,048,000    1,214,000      691,000

   Costs and expenses
     Cost of sales                                                383,087,000  353,231,000  317,135,000
     Selling, general and administrative                          118,192,000  109,834,000   99,257,000
     Interest expense                                               6,136,000    6,471,000    5,649,000

       Total costs and expenses                                   507,415,000  469,536,000  422,041,000

   Income before income taxes                                      58,796,000   49,901,000   45,589,000
   Income taxes - Note G                                           19,016,000   15,471,000   14,543,000

   Income before cumulative effects of changes in
    accounting methods                                             39,780,000   34,430,000   31,046,000

   Cumulative effects of changes in accounting
    methods - Note B                                                                30,000

   Net income                                                    $ 39,780,000 $ 34,460,000 $ 31,046,000


   Net income per share*                                         $       0.86 $       0.75 $       0.67

   Average common shares outstanding*                              46,293,000   46,128,000   46,126,000



         *adjusted for 4-for-3 stock split distributable March 1, 1994 See notes to consolidated financial statements.

   FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Years ended December 31,
                                                                      1993         1992         1991

   Operating activities
     Net income                                                   $39,780,000  $34,460,000  $31,046,000
     Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation                                                 9,215,000    8,732,000    8,225,000
       Cumulative effects of changes in accounting methods                         (30,000)
       Provision for doubtful accounts                              2,710,000    2,521,000    2,310,000
       Deferred income taxes                                         (350,000)   2,213,000      266,000
       Other, net                                                  (1,844,000)    (764,000)   1,576,000

       Changes in operating assets and liabilities net of
        effects from acquisitions and divestitures of companies
         Accounts receivable                                      (10,742,000)   1,165,000   (6,307,000)
         Inventories                                                 (400,000)   1,054,000    7,680,000
         Prepaid expenses                                            (935,000)   1,126,000     (431,000)
         Accounts payable                                           5,193,000   (4,170,000)   1,857,000
         Accrued liabilities                                        3,378,000   (4,474,000)  (1,270,000)
         Income taxes                                               2,746,000   (1,594,000)  (1,049,000)

           Net cash provided by operating activities               48,751,000   40,239,000   43,903,000


   Investing activities
     Purchases of properties and equipment                        (10,139,000)  (8,835,000) (12,034,000)
     Principal extensions under lease financing agreements        (70,470,000) (66,400,000) (61,351,000)
     Principal collections under lease financing agreements        64,041,000   63,063,000   40,096,000
     Payments for purchases of companies, net of cash acquired    (22,869,000) (14,825,000) (17,042,000)
     Other, net                                                     1,378,000       79,000    2,540,000

           Net cash used for investing activities                 (38,059,000) (26,918,000) (47,791,000)


   Financing activities
     Addition to short-term borrowings                              2,542,000    8,160,000   19,773,000
     Principal payments on long-term borrowings                    (1,002,000)  (1,215,000)    (843,000)
     Principal extensions under long-term borrowings                5,080,000
     Purchases of treasury stock                                   (1,778,000)  (4,679,000)  (5,597,000)
     Cash dividends paid to shareholders                          (15,938,000) (13,848,000) (11,710,000)
     Other, net                                                       757,000      391,000      846,000

           Net cash provided by (used for) financing activities   (10,339,000) (11,191,000)   2,469,000

   Increase (decrease) in cash and cash equivalents                   353,000    2,130,000   (1,419,000)

   Cash and cash equivalents at beginning of year                   2,223,000       93,000    1,512,000

   Cash and cash equivalents at end of year                       $ 2,576,000  $ 2,223,000  $    93,000

         See notes to consolidated financial statements.

                     Federal Signal Corporation and Subsidiaries

                      Notes to Consolidated Financial Statements


        Note A - Significant Accounting Policies

        Principles of consolidation: The consolidated financial statements include the accounts of Federal Signal Corporation and all of its subsidiaries.

        Cash  equivalents:     The   company  considers  all   highly  liquid
        investments with a maturity of three months or less, when purchased, to be cash equivalents.

        Inventories:   Inventories  are stated  principally at  the lower  of
        last-in, first-out (LIFO) cost or market.

        Properties and depreciation: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

        Intangible assets: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $6,737,000 and $4,949,000 at December 31, 1993 and 1992, respectively.

        Revenue recognition: Substantially all of the company's sales are recorded as products are shipped or services are rendered. The percentage-of-completion method of accounting is used in certain instances for custom-manufactured products where, due to the nature of specific orders, production and delivery schedules exceed normal schedules.

        Income per share: Income per share was computed on the basis of the weighted average number of common and common equivalent shares (dilutive stock options) outstanding during the year. Income per share amounts have been restated to give retroactive effect to the split to be distributed March 1, 1994 (See Note K).

        Note B - Changes in Accounting for Postretirement Benefits and Income Taxes

        Effective January 1, 1992, the company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes." The
        provisions of SFAS No. 106 require that expenses associated with certain postretirement benefits be recognized during the eligible service lives of the respective employees. Prior to adoption of SFAS No. 106, the company recorded the expenses for such benefits when the claims were incurred. The company elected to recognize the transition obligation of $1,931,000 ($1,231,000 net of the related income tax benefits) immediately in net income in 1992, the year of adoption. The provisions of SFAS No. 109 require that income tax liabilities and assets are to be determined based upon tax rates and legislation enacted as of the respective balance sheet date. Prior to the company's adoption of SFAS No. 109, the company's income tax liabilities and assets were determined using historical tax rates. The company elected to record the cumulative adjustment of $1,261,000 in net income in 1992, the year of adoption. Net income and related per share amounts would not be significantly different if the provisions of these statements had been used by the company in 1991. The following summarizes the changes in the balance sheet at December 31, 1992 resulting from the adoptions of SFAS No. 106 and No. 109.

                                              Increase (decrease) in $000
                                                 SFAS       SFAS
                                               No. 106    No. 109    Total

            Manufacturing assets              $           $  (210)  $ (210)
            Manufacturing liabilities           1,231      (1,471)    (240)
            Retained earnings                  (1,231)      1,261       30


        Note C - Inventories

        Inventories at December 31 are summarized as follows:

                                                1993         1992
            Finished goods                   $15,860,000  $11,856,000
            Work in process                   18,567,000   19,975,000
            Raw materials                     28,595,000   26,354,000
            Total inventories                $63,022,000  $58,185,000

        If the first-in, first-out cost method, which approximates replacement cost, had been used by the company, inventories would have aggregated $71,541,000 and $66,981,000 at December 31, 1993 and 1992, respectively.

        Note D - Properties and Equipment

        A comparative summary of properties and equipment at December 31 is as follows:

                                                1993         1992
            Land                             $ 5,502,000  $ 5,578,000
            Buildings and improvements        36,014,000   34,279,000
            Machinery and equipment           93,481,000   88,607,000
            Accumulated depreciation         (72,793,000)(67,195,000)
            Total properties and equipment   $62,204,000  $61,269,000

        Note E - Lease Financing Receivables

        As an added service to its customers, the company is engaged in financial services activities. These activities primarily consist of providing long-term financing for certain customers of the company's sign and vehicle operations. A substantial portion of the lease financing receivables of the Vehicle Group are due from municipalities. Financing is provided through sales-type lease contracts with terms which range typically as follows:

            Sign-related leases          3 - 5 years
            Vehicle-related leases       2 - 10 years

        At the inception of the lease, the company records the product sales price and related costs and expenses of the sale. Financing revenues are included in income over the life of the lease. The amounts recorded as lease financing receivables represent amounts equivalent to normal selling prices less subsequent customer payments.

        Lease financing receivables will become due as follows:
        $40,239,000  in  1994,  $21,077,000  in 1995,  $16,666,000  in  1996,
        $12,104,000 in  1997, $8,062,000 in 1998  and $13,408,000 thereafter.
        At December 31, 1993 and 1992, unearned finance revenue on these leases aggregated $18,924,000 and $21,328,000, respectively.

        Note F - Debt

        Short-term borrowings at December 31 consisted of the following:

                                                     1993         1992
        Commercial paper                         $21,422,000  $
        Notes payable                             53,021,000   72,794,000
        Current maturities of long-term debt       1,272,000      259,000
        Total short-term borrowings              $75,715,000  $73,053,000


        Long-term borrowings at December 31 consisted of the following:

                                                     1993         1992
        7.59% unsecured note payable in 2001
         ($4,000,000) and 2002 ($8,000,000)      $12,000,000  $12,000,000
        6.58% unsecured discounted notes
         payable in eight annual installments
         of $1,000,000 beginning in 1994 and
         ending in 2001                            6,403,000
        Other                                      3,947,000    4,479,000
        Subtotal                                  22,350,000   16,479,000
        Less current maturities                    1,272,000      259,000
        Total long-term borrowings               $21,078,000  $16,220,000

        The  above  amounts  of   short-term  and  long-term  borrowings  are
        apportioned  to the following  activities of the  company at December
        31:

        Short-term                                   1993         1992
        Manufacturing activities                 $   282,000  $   259,000
        Financial services activities             75,433,000   72,794,000
        Total short-term borrowings              $75,715,000  $73,053,000

        Long-term
        Manufacturing activities                 $ 1,344,000  $ 3,548,000
        Financial services activities             19,734,000   12,672,000
        Total long-term borrowings               $21,078,000  $16,220,000

        The company's financial assets are, due to their overall quality, capable of sustaining a leverage ratio of 85% to 87% on average. Mortgage debt and debt not otherwise apportioned to the company's financial activities is apportioned to manufacturing activities.

        Aggregate maturities of long-term debt amount to approximately $1,272,000 in 1994, $1,186,000 in 1995, $1,122,000 in 1996,
        $3,399,000 in 1997 and $1,042,000 in 1998. The company believes that the fair values of borrowings are not substantially different from recorded amounts.

        The 7.59% note was renegotiated in late 1993; as a result, the interest rate was reduced from 10.85% and the amounts payable were each extended seven years beyond the original respective payment dates. The note contains various restrictions relating to maintenance of minimum working capital, amount of short-term debt, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. All of the company's retained earnings at December 31, 1993 were free of any restrictions.

        At December 31, 1993, the company had various agreements with financial institutions to swap interest rates on notional amounts totaling $15,000,000 thereby reducing its exposure to floating interest rates on a portion of its outstanding variable rate loans. The agreements provide that the company will pay interest at an average fixed annual rate of 6.09% and will receive interest based upon the London Interbank Offered Rate (LIBOR) or the Federal Reserve Statistical Release (Form H.15) one-month composite commercial paper rate. The agreements expire in various amounts and at various dates from 1994 to 1995.

        The company paid interest  of $5,437,000 in 1993, $5,871,000  in 1992 and $5,527,000 in 1991.

        At December 31, 1993, the company had unused credit lines of $60,000,000, which expire on June 20, 1996. Commitment fees, paid in lieu of compensating balances, were insignificant.

        Note G - Income Taxes

        The provisions for income taxes consisted of the following:

                                      1993         1992          1991
        Current:
          Federal and foreign      $17,200,000  $11,817,000   $12,919,000
          State and local            1,946,000    1,441,000     1,358,000
          Total                     19,146,000   13,258,000    14,277,000
        Deferred (credit):
          Federal and foreign         (226,000)   2,117,000       243,000
          State and local             (124,000)      96,000        23,000
          Total                       (350,000)   2,213,000       266,000
          Enacted rate change
           effect on deferred
           liabilities                 220,000
        Total income taxes         $19,016,000  $15,471,000   $14,543,000


        Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                               1993      1992      1991

        Statutory federal income tax rate       35.0%     34.0%     34.0%
        State income taxes, net of federal
         tax benefit                             2.0       2.0       2.0
        Tax-exempt interest                     (3.0)     (3.4)     (3.5)
        Enacted rate change effect on
         deferred liabilities                     .4
        Other, net                              (2.1)     (1.6)      (.6)
            Effective income tax rate           32.3%     31.0%     31.9%

        In the accompanying balance sheets, the caption "Income taxes" includes net deferred income tax benefits of $2,057,000 in 1993 and $110,000 in 1992. The company paid income taxes of $16,938,000 in 1993, $13,503,000 in 1992 and $14,208,000 in 1991.

        Deferred tax liabilities (assets) comprised the following at December 31, 1993: Depreciation and amortization - $10,708,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $8,393,000; accrued expenses deductible in future periods - $(7,593,000); and other $(2,636,000). Deferred tax liabilities (assets) comprised the following at December 31, 1992:
        Depreciation and amortization - $9,572,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $7,678,000; accrued expenses deductible in future periods - $(6,556,000); and other $(1,369,000).

        Note H - Postretirement Benefits

        The company and its subsidiaries sponsor a number of defined benefit retirement plans covering certain of its salaried employees and hourly employees not covered by plans under collective bargaining agreements. Benefits under these plans are primarily based on final average compensation as defined within the provisions of the individual plans. The company's policy is to contribute amounts sufficient to meet the minimum funding requirements of applicable laws and regulations. Plan assets consist principally of a broadly diversified portfolio of equity securities, corporate and U.S. Government obligations and guaranteed-return insurance contracts. The company also participates in several multiemployer retirement plans which provide benefits to employees under certain collective bargaining agreements.

        Pension expense is summarized as follows:

                                        1993        1992        1991
        Company-sponsored plans
            Service cost             $1,511,000  $1,415,000  $1,350,000
            Interest cost             2,290,000   2,053,000   1,923,000
            Return on plan assets    (6,428,000) (3,827,000) (6,171,000)
            Other amortization and
             deferral                 1,943,000    (219,000)  2,591,000
            Total                      (684,000)   (578,000)   (307,000)

        Multiemployer plans             561,000     530,000     508,000
            Total pension expense
             (credit)                $ (123,000) $  (48,000) $  201,000

        The following summarizes the funded status of the company-sponsored plans at December 31, 1993 and 1992 and the major assumptions used to determine these amounts. At December 31, 1993 and 1992, all of the company's plans had assets which exceeded accumulated benefits.


                                                     1993          1992
        Actuarial present value of:
          Vested benefit obligation              $24,193,000   $18,674,000
          Nonvested benefits                       1,874,000     1,369,000
          Accumulated benefit obligation         $26,067,000   $20,043,000

        Actuarial present value of projected
         benefit obligation                      $32,457,000   $26,808,000
        Plan assets at market value               45,058,000    39,843,000
        Plan assets in excess of projected
         benefit obligation                       12,601,000    13,035,000
        Unrecognized net obligation at
         January 1, 1993 and 1992,
         respectively                             (2,455,000)   (2,640,000)
        Unrecognized net experience
         (gain)                                  (10,646,000)  (11,579,000)
        Accrued pension liability                $(  500,000)  $(1,184,000)

        The following significant assumptions were used in determining pension costs for the years ended December 31, 1993, 1992 and 1991:

                                      1993     1992     1991
            Discount rate             8.5%     8.5%       9%
            Rate of increase in
             compensation levels        5%       5%       6%
            Expected long-term rate of
             return on plan assets     11%      11%      11%

        The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The corporation will continue to reduce the percentage of the cost of benefits that it will pay as the company's future costs are limited to 150% of the 1992 cost.

        As indicated in Note B, the company adopted the provisions of SFAS No. 106 in 1992. The following table sets forth the status of the retiree health care benefits at December 31, 1993 and 1992, respectively:

                                                    1993         1992
        Accumulated postretirement benefit
         obligation:
          Retirees                               $  696,000   $  511,000
          Fully eligible active
           plan participants                         22,000       15,000
          Other active plan participants          1,465,000    1,486,000

        Accrued postretirement benefit
         liability                               $2,183,000   $2,012,000

        The net periodic postretirement benefit cost for 1993 and 1992 consisted of the following:

                                                    1993         1992
          Service cost of benefits earned         $ 89,000     $ 94,000
          Interest cost on accumulated
           postretirement benefit obligation       163,000      167,000

          Net periodic postretirement
           benefit cost                           $252,000     $261,000

        The expected postretirement benefit obligation was measured using an assumed 12% increase in the per capita claims medical costs and a 10% increase in the per capita dental claims costs for 1993 and 1994. These increases are reduced by .65% and .55%, respectively, after 1993 through 2003 and remain at 5.5% and 4.5%, respectively, thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.6% at December 31, 1993 and 8.5% at January 1, 1992 and December 31, 1992. If the health care cost trend rates were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1993 would have increased by 1%. The effect of this change on the aggregate of service and interest cost for 1993 would be an increase of 2%.

        Note I - Stock Options and Awards

        The company's stock benefit plan, approved by the company's shareholders, authorizes the grant of up to 2,737,500 (as adjusted for subsequent stock splits and dividends) benefit shares or units to key employees and directors until May 1998. This excludes shares which were issued under predecessor plans. Benefit shares or units include stock options, both incentive and non-incentive, stock awards and other stock units.

        Stock options are primarily granted at the fair market value of the shares on the date of grant and become exercisable one year after grant at a rate of one-half annually and are exercisable in full on the second anniversary date. All options and rights must be exercised within 10 years from date of grant. At the company's discretion, vested stock option holders are permitted to elect an alternative settlement method in lieu of purchasing common stock at the option price. The alternative settlement method permits the employee to receive, without payment to the company, cash, shares of common stock or a combination thereof equal to the excess of market value of common stock over the option purchase price.

        Changes in outstanding shares under option during 1993 (adjusted for the 4-for-3 stock split to be distributed March 1, 1994) were as follows:

                                                               Option price
                                                 Option shares    range

            Outstanding at December 31, 1992       1,815,911   $ 2.80-$17.19
            Granted                                  217,720   $16.59-$20.63

            Canceled or expired                      (18,285)  $11.50-$17.34

            Exercised                               (321,012)  $ 2.80-$17.19

            Outstanding at December 31, 1993       1,694,334   $ 2.80-$20.63

            Exercisable at December 31, 1993       1,208,431   $ 2.80-$15.47


        Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period.

        Available for future grant were 658,707 and 894,875 benefit shares or units at December 31, 1993 and 1992, respectively.

Note J - Shareholders' Equity

The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

The changes in shareholders' equity for each of the three years in the period ended December 31, 1993 were as follows:
                                                                                                    Foreign
                              Common     Capital in                                  Deferred       currency
                               stock      excess of     Retained     Treasury         stock        translation
                             par value    par value     earnings       stock          awards       adjustment
Balance at December 31,
 1990 - 23,200,000 shares
 issued                     $23,200,000  $87,500,000   $43,311,000  $(7,274,000)   $(1,199,000)  $   896,000

Net income                                              31,046,000
Cash dividends declared                                (12,294,000)
Conversion of debentures         26,000      236,000
Exercise of stock options:
  Cash proceeds                 120,000      733,000
  Exchange of shares            101,000      583,000                   (684,000)
Stock awards granted             66,000    1,524,000                                (1,590,000)
Stock awards canceled            (1,000)      (8,000)                                    9,000
Tax benefits related to
 stock compensation plans                  2,001,000
Retirement of treasury
 stock                          (52,000)  (1,332,000)                 1,384,000
Purchases of 235,000 shares
 of treasury stock                                                   (5,597,000)
Issuance related to
 acquisitions                    81,000    1,919,000
Amortization of deferred
 stock awards                                                                          662,000
Foreign currency
 translation adjustment                                                                              107,000
Other                                                                  (700,000)

Balance at December 31,
 1991 - 23,541,000 shares
 issued                      23,541,000   93,156,000    62,063,000  (12,871,000)    (2,118,000)    1,003,000

Net income                                              34,460,000
Cash dividends declared                                (14,363,000)
Conversion of debentures        133,000      798,000
Exercise of stock options:
  Cash proceeds                  56,000      337,000
  Exchange of shares             69,000      300,000                   (369,000)
Stock awards granted             26,000      508,000                                  (534,000)
Tax benefits related to
 stock compensation plans                    656,000
Retirement of treasury
 stock                          (44,000)    (812,000)                   856,000
Purchases of 264,000 shares
 of treasury stock                                                   (5,249,000)
3-for-2 stock split,
 10,697,000 shares issued    10,697,000  (23,590,000)                12,893,000
Amortization of deferred
 stock awards                                                                          711,000
Foreign currency
 translation adjustment                                                                           (2,915,000)
Other                                         69,000                   (487,000)

Balance at December 31,
 1992 - 34,478,000 shares
 issued                      34,478,000   71,422,000    82,160,000   (5,227,000)    (1,941,000)   (1,912,000)

Net income                                              39,780,000
Cash dividends declared                                (16,469,000)
Exercise of stock options:
  Cash proceeds                  86,000      438,000
  Exchange of shares            155,000      938,000                 (1,093,000)
Stock awards granted             30,000      659,000                                  (689,000)
Stock awards canceled            (2,000)     (57,000)                                   59,000
Tax benefits related to
 stock compensation plans                  1,562,000
Retirement of treasury
 stock                          (81,000)  (1,929,000)                 2,010,000
Purchases of 99,000 shares
 of treasury stock                                                   (2,689,000)
4-for-3 stock split,
 11,072,000 shares issued    11,072,000  (18,988,000)                 7,916,000
Amortization of deferred
 stock awards                                                                          856,000
Foreign currency
 translation adjustment                                                                           (2,419,000)
Other                                                                  (917,000)

Balance at December 31,
 1993 - 45,738,000 shares
 issued                     $45,738,000  $54,045,000   $105,471,000 $      -       $(1,715,000)  $(4,331,000)

        In June 1988, the company declared a dividend distribution of one preferred share purchase right on each share of common stock
        outstanding  on  and  after  July  5,  1988.    The  rights  are  not
        exercisable until the rights distribution date, defined as the earlier of: (1) the tenth day following a public announcement that a person or group of affiliated or associated persons acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock or (2) the tenth day following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding common shares. Each right, when exercisable, entitles the holder to purchase from the company one one-hundredth of a share of Series A Preferred stock of the company at a price of $90 per one one-hundredth of a preferred share, subject to adjustment. The company is entitled to redeem the rights at $.10 per right, payable in cash or common shares, at any time prior to the expiration of twenty days following the public announcement that a 20% position has been acquired. In the event that the company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The rights expire on July 5, 1998 unless earlier redeemed by the company. Until exercised, the holder of a right, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

        Note K - Subsequent Event

        On February 3, 1994, the company's board of directors authorized a 4-for-3 stock split to be distributed March 1, 1994. The number of common shares issued as of December 31, 1993 and per share data for all years presented have been adjusted retroactively as if the split had occurred on that date.

        Note L - Acquisitions and Divestitures

        During the three-year period ended December 31, 1993, the company made the following acquisitions, all principally for cash and earnouts to be based upon the future profitability of the respective business, except as noted. Generally, earnouts are payable at the end of a five-year period, a portion of which are sometimes guaranteed. In March 1993, the company acquired the outstanding shares of Guzzler Manufacturing, Inc., an Alabama-based manufacturer of vacuum loader vehicles. As a result of this acquisition, the company recorded approximately $6.0 million of working capital, $6.1 million of fixed and other assets, $.8 million of debt assumed and $12.7 million of costs in excess of fair values. In November 1992, the company acquired the outstanding shares of Dico Corporation, a Michigan-based manufacturer of polycrystalline diamond and cubic boron nitride cutting tools. In May 1992, the company acquired the outstanding shares of Aplicaciones Tecnologicas Vama S.L., a leading European manufacturer of emergency vehicular signaling products located in Barcelona, Spain. In March 1992, the company acquired the assets of Schneider Stanznormalien GmbH, a German manufacturer of precision punch and die components, for cash. As a result of the 1992 acquisitions, the company recorded approximately $7.2 million of working capital, $2.8 million of fixed and other assets, $.5 million of debt assumed and $12.0 million of costs in excess of fair values. In December 1991, the company acquired, in two independent transactions, the outstanding shares of Superior Emergency Equipment, Ltd. (Superior) and Frontline Corporation. Superior is a Canadian-based manufacturer of a full range of fire truck bodies primarily for the Canadian market. Frontline manufactured ambulances and rescue trucks. In October 1991, the company purchased for cash and stock, the outstanding shares of Container Tool Corporation, a manufacturer of precision beverage can tooling. As a result of the 1991 acquisitions, the company recorded approximately $4.8 million of working capital, $2.6 million of fixed and other assets, $3.5 million of debt assumed and $15.9 million of costs in excess of fair values.

        All of the acquisitions in the three-year period ended December 31, 1993 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 1993 acquisitions occurred on January 1, 1992 and the 1992 acquisitions occurred on January 1, 1991, the company estimates that consolidated net sales would have been increased 1% and 7% in 1993 and 1992, respectively, while net income would not have been materially different from amounts reported.

        Note M - Contingency

        On May 3, 1993, a Texas federal court jury rendered a verdict of $17,745,000 against Federal Sign, a division of the company, for alleged violation of the Texas Deceptive Trade Practices Act and misrepresentations to Duravision, Inc. and Manufacturers Product Research Group of North America, Inc. in connection with a 1988 research and development project for indoor advertising signs. The company believes the court erroneously excluded important evidence and that the verdict was against the weight of the evidence. Both inside and outside counsel that initially handled the case opined at the time of the verdict that the likelihood of a substantially unfavorable result to the company on appeal was remote. Trial counsel has turned the case over to new appellate counsel and has stated they cannot currently give an opinion on the appeal because they are no longer handling the case. Appellate counsel now handling the appeal of the case has not issued an opinion on its outcome. However, if the company loses its appeal of this case, there would be a charge to earnings for this verdict, plus interest and attorney fees. The company believes that the ultimate resolution of this contingency will not have a material effect on its financial condition, and accordingly, the company has not recorded any accruals for potential losses resulting from this judgment.

        Note N - Segment Information

        The principal activities of the company's primary industry segments are as follows:

        Signal Group:   The Signal  Group produces  a variety  of visual  and
        audible warning and signal devices used by private industry and various governmental agencies, paging, local signaling, and building security, parking and access control systems.

        Sign Group: The Sign Group manufactures for sale or lease illuminated, non-illuminated and electronic advertising sign displays. It also enters into contracts to provide maintenance service for the signs it manufactures as well as for signs manufactured by others.

        Tool Group: The Tool Group manufactures a variety of perishable tools which include die components for the metal stamping industry, a large selection of precision metal products for non-stamping needs and a line of precision cutting and deep grooving tools.

        Vehicle Group: The Vehicle Group manufactures chassis, fire trucks including Class A pumpers, mini-pumpers and tankers, airport and other rescue vehicles, ambulances and aerial ladder trucks, a variety of self-propelled street cleaning vehicles, vacuum loader vehicles and catch basin cleaners.

        Total revenue by business segment reflects sales to unaffiliated customers, as reported in the company's consolidated statements of income. Operating profit includes all costs and expenses directly related to the segment involved. In determining operating profit, neither corporate nor interest expenses were included. Business segment depreciation expense, identifiable assets and capital expenditures relate to those assets that are utilized by the respective business segment. Corporate assets consist principally of cash and cash equivalents, notes and other receivables and fixed assets.

        Foreign sales, including export and foreign operations, aggregated $113,210,000 in 1993, $121,332,000 in 1992 and $79,875,000 in 1991.
        Export sales aggregated $59,324,000 in 1993, $61,355,000 in 1992  and
        $39,439,000 in 1991.

        A summary  of the  company's operations  by geographic  area for  the
        three-year  period  ended  December  31,  1993  is  as   follows  (in
        thousands):


                                     1993      1992      1991
        United States
          Net sales                $511,277  $458,246  $426,503
          Operating income           62,977    53,863    48,026
          Identifiable assets       353,172   307,088   295,723

        All foreign (principally
         Europe, Canada and Japan)
          Net sales                $ 53,886  $ 59,977  $ 40,436
          Operating income              907     1,295     2,521
          Identifiable assets        52,532    56,571    45,443



                                          For  the  years  ended  December 31,
                                                     (in thousands)
                                               1993      1992      1991
        Net sales
          Signal                             $104,927  $ 95,946  $ 81,240
          Sign                                 58,550    56,074    59,031
          Tool                                111,879    99,619    88,947
          Vehicle                             289,807   266,584   237,721
            Total net sales                  $565,163  $518,223  $466,939

        Operating income
          Signal                             $ 16,159  $ 13,518  $ 11,063
          Sign                                  1,169    (1,815)   (1,846)
          Tool                                 23,273    21,715    19,583
          Vehicle                              30,289    28,267    27,458
          Corporate expense                    (7,006)   (6,527)   (5,711)
            Total operating income             63,884    55,158    50,547

        Interest expense                     (  6,136) (  6,471)   (5,649)
        Other income                            1,048     1,214       691
        Income before income taxes           $ 58,796  $ 49,901  $ 45,589

        Depreciation
          Signal                             $  1,757  $  1,792  $  1,757
          Sign                                  1,684     1,856     1,958
          Tool                                  2,313     1,957     1,789
          Vehicle                               3,412     3,082     2,673
          Corporate                                49        45        48
            Total depreciation               $  9,215  $  8,732  $  8,225

        Identifiable assets
          Manufacturing activities
               Signal                        $ 51,092  $ 47,043  $ 35,962
               Sign                            24,480    23,237    23,762
               Tool                            62,035    61,803    49,736
               Vehicle                        142,158   120,507   128,864
               Corporate                       15,359     7,080     1,909
                 Total manufacturing
                   activities                 295,124   259,670   240,233
          Financial services activities
               Sign                            17,282    19,958    21,944
               Vehicle                         93,298    84,031    78,989
                 Total financial services
                   activities                 110,580   103,989   100,933
            Total identifiable assets        $405,704  $363,659  $341,166

        Capital expenditures
          Signal                             $  2,675  $  1,366  $  1,544
          Sign                                    988     1,227     1,557
          Tool                                  2,614     2,710     2,710
          Vehicle                               3,848     3,513     6,219
          Corporate                                14        19         4
            Total capital expenditures       $ 10,139  $  8,835  $ 12,034

Note O - Selected Quarterly Data (Unaudited)
          (in thousands of dollars except per share amounts)

                                                       For the three months ended
                                        1 9 9 3                                   1 9 9 2
                           March     June    September December       March      June   September December
                             31        30        30       31            31        30         30       31
Net sales                 $127,447  $146,463  $142,740  $148,513     $119,817  $131,909  $135,513 $130,984

Gross margin              $ 40,472  $ 46,244  $ 46,365  $ 48,995     $ 37,214  $ 42,048  $ 42,689 $ 43,041

Net income (a)            $  7,151  $ 10,602  $ 10,661  $ 11,366     $  6,205  $  9,332  $  9,275 $  9,648


Per share data (b):
  Net income (a)          $    .15  $    .23  $    .23  $    .25     $    .13  $    .20  $    .20 $    .21

  Dividends paid          $    .09  $    .09  $    .09  $    .09     $    .08  $    .08  $    .08 $    .08

  Market price range
    High                  $ 18 1/4  $ 19      $ 21      $ 21         $ 17 5/8  $ 17 1/8  $ 15 3/8 $ 16 1/4
    Low                     15 3/4    16 1/2    17 7/8    19 1/2       14 1/8    13        12 3/8   13 1/4


(a) three months ended March 31, 1992 includes $30 (fractional amount per share) relating to the cumulative effects of changes in accounting for postretirement benefits and income taxes (see Note B).

(b) amounts adjusted for the 4-for-3 stock split distributable March 1, 1994.


        Report of Ernst & Young, Independent Auditors

        To the Shareholders and Board of Directors of Federal Signal Corporation



        We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

        As discussed in Note B to the financial statements, in 1992 the company changed its methods of accounting for postretirement benefits and income taxes.


                                                  Ernst & Young


        Chicago, Illinois
        January 25, 1994, except for
         Note K, as to which the date is
         February 3, 1994







        APPENDIX A
        ----------

                              FEDERAL SIGNAL CORPORATION
                         1993 Annual Report Graphic Material

        The following table sets forth bar graph information contained in the Financial Review section of the 1993 Annual Report paper format. It is presented here in tabular format in order to conform with electronic filing requirements.

                                                 (IN PERCENT)
                                          1989  1990  1991  1992  1993

        RETURN ON MANUFACTURING
          ASSETS:
          Total Company (1)                24%   25%   24%   22%   22%
          Signal                           19%   24%   30%   31%   34%
          Sign                             19%   10%  -10%  -12%    1%
          Tool (2)                         46%   46%   44%   41%   37%
          Vehicle (3)                      16%   21%   22%   17%   15%


        WORKING CAPITAL TO SALES:
          Total Company                    15%   11%    9%   10%   10%


        (1) excluding acquisitions, return was 24% in 1993
        (2) excluding acquisitions, return was 42% in 1993
        (3) excluding acquisitions, return was 17% in 1993