Form 10-K, Exhibit 13
period 1994-12-31
FEDERAL SIGNAL CORP /DE/
filed 1995-03-20
CIK 277509

EXHIBIT 13
- ----------

1994 ANNUAL REPORT TO SHAREHOLDERS OF FEDERAL SIGNAL CORPORATION
- -----------------------------------------------------------------


FEDERAL SIGNAL CORPORATION
Selected Financial Data
                                     1994     1993     1992     1991     1990     1989     1988     1987     1986     1985     1984
Operating Results (dollars in
 millions):
Net sales                         $ 677.2  $ 565.2  $ 518.2  $ 466.9  $ 439.4  $ 398.4  $ 361.4  $ 305.8  $ 273.3  $ 264.5  $ 241.3
Income before income taxes (a)    $  70.2  $  58.8  $  49.9  $  45.6  $  42.5  $  34.6  $  28.4  $  23.8  $  20.9  $  16.3  $  14.9
Income from continuing
 operations (b)                   $  46.8  $  39.8  $  34.5  $  31.0  $  28.1  $  22.1  $  18.2  $  14.5  $  12.3  $  11.9  $   9.2
Operating margin                    11.6%    11.3%    10.6%    10.8%    10.8%    10.6%     9.6%     8.6%     8.5%     7.2%     7.3%
Return on average common
 shareholders' equity               22.3%    21.0%    20.0%    20.0%    20.4%    18.7%    17.0%    14.5%    12.2%    13.3%    11.0%

Common Stock Data
 (per share) (c):
Income from continuing
 operations                       $  1.02  $  0.86  $  0.75  $  0.67  $  0.61  $  0.48  $  0.40  $  0.31  $  0.26  $  0.26  $  0.20
Cash dividends                    $  0.42  $  0.36  $  0.31  $  0.27  $  0.22  $  0.19  $  0.16  $  0.15  $  0.15  $  0.15  $  0.15
Market price range:
   High                           $21-3/8  $21      $17-5/8  $15-1/4  $10-3/4  $7-1/8   $4-7/8   $4-7/8   $4-1/2   $3-3/4   $3-5/8
   Low                            $16-7/8  $15-3/4  $12-3/8  $9-1/4   $6-1/4   $4-1/4   $3-1/2   $2-7/8   $3-1/8   $2-5/8   $2-1/2
Average common shares
 outstanding (in thousands)        45,957   46,293   46,128   46,126   46,038   46,103   45,639   47,137   46,767   45,335   45,357

Financial Position at Year-End
 (dollars in millions):
Working capital (d)               $  53.9  $  52.8  $  49.5  $  44.9  $  42.7  $  63.8  $  59.5  $  53.9  $  52.8  $  58.2  $  60.6
Current ratio (d)                     1.4      1.5      1.6      1.5      1.5      2.1      2.0      1.9      2.2      2.3      2.5
Total assets                      $ 521.6  $ 405.7  $ 363.7  $ 341.2  $ 295.8  $ 271.3  $ 251.1  $ 233.3  $ 191.4  $ 187.4  $ 178.7
Shareholders' equity              $ 220.3  $ 199.2  $ 179.0  $ 164.8  $ 146.4  $ 130.4  $ 115.5  $ 103.2  $ 102.4  $  91.1  $  85.3
Debt to capitalization ratio (d)      22%       1%       2%       1%       2%      10%      18%      22%       4%      15%      18%

Other (dollars in millions) (e):
New business                      $ 700.3  $ 584.2  $ 510.3  $ 462.7  $ 467.6  $ 429.9  $ 382.4  $ 328.3  $ 276.4  $ 274.6  $ 246.5
Backlog                           $ 261.0  $ 221.8  $ 198.0  $ 203.2  $ 199.9  $ 171.7  $ 140.2  $ 119.2  $  96.7  $  93.6  $  83.5
Net cash provided by operating
 activities                       $  53.8  $  48.8  $  40.2  $  43.9  $  48.3  $  34.6  $  22.5  $  20.1  $  22.7  $  16.5  $  13.6
Net cash (used for) investing
 activities                       $ (96.9) $ (38.1) $ (26.9) $ (47.8) $ (14.7) $ (24.1) $ (20.8) $ (37.7) $ (12.8) $  (6.9) $  (9.0)
Net cash provided by (used for)
 financing activities             $  45.1  $ (10.3) $ (11.2) $   2.5  $ (34.6) $  (8.9) $  (3.3) $  17.8  $  (9.9) $  (9.4) $  (5.1)
Capital expenditures              $  11.1  $  10.1  $   8.8  $  12.0  $   8.3  $   9.2  $   7.3  $   6.9  $   6.3  $   6.9  $   4.5
Depreciation                      $  10.3  $   9.2  $   8.7  $   8.2  $   7.8  $   7.9  $   7.1  $   5.5  $   5.2  $   5.3  $   4.8
Employees                           5,243    4,426    4,268    4,212    4,158    4,142    3,880    3,653    3,183    3,190    2,962

(a) in 1985, reflects pre-tax provisions to expense for non-recurring charges of $4.6 million
(b) in 1992, reflects net cumulative effects of accounting changes for postretirement benefits and income taxes of $30,000; in 1985, reflects cumulative effect of accounting change for investment tax credits of $2.2 million and after-tax provisions to expense for non-recurring charges of $2.3 million
(c) reflects 10% stock dividends each paid in 1988 and 1989, 3-for-2 stock splits in 1990, 1991 and 1992, and a 4-for-3 stock split distributed March 1, 1994
(d) manufacturing operations only
(e) continuing operations only


FINANCIAL REVIEW

Consolidated Results of Operations

Federal Signal Corporation again achieved record levels of net sales and net income in 1994. Net sales increased to $677.2 million, 20% higher than 1993's $565.2 million. Net income increased 18% to $46.8 million in 1994 from $39.8 million in 1993. These increases follow 1993's increases of 9% in sales and 15% in net income. Net income per share for 1994 increased 19% to $1.02 per share compared to $.86 in 1993 and $.75 per share in 1992.

The 1994 sales increase of 20% resulted from volume increases of 19% (including 8% resulting from the acquisitions of Justrite Manufacturing in May and Vactor Manufacturing at the end of June) and price increases of 1%. Domestic sales increased 21% in 1994 while foreign sales increased 15%. Excluding the sales of Justrite and Vactor, domestic sales were 12% higher in 1994 while foreign sales increased 8%. Foreign sales accounted for 19% of the company's total sales in 1994 compared to 20% of total sales in 1993.

The 1994 sales increases follow a 9% increase in sales in 1993. The increase in sales in 1993 resulted from volume increases of 8% (including 4% from the acquisition of Guzzler Manufacturing in March
1993) and price increases of 1%. Excluding the sales of Guzzler in 1993, domestic sales were 10% above 1992. Foreign sales declined 7% in 1993 largely due to the recessionary European economic environment then present.

Operating margins have increased from 10.8% in 1990 to 11.6% in 1994, despite generally declining gross profit margins as the following table shows:

                                     (percent of sales)
                             1994   1993    1992    1991    1990

Net sales                   100.0% 100.0%  100.0%  100.0%  100.0%
Cost of sales                69.0   67.8    68.2    67.9    66.8
Gross profit margin          31.0   32.2    31.8    32.1    33.2
Selling, general and
 administrative expenses     19.4   20.9    21.2    21.3    22.4
Operating margin             11.6%  11.3%   10.6%   10.8%   10.8%


Gross profit margins have generally declined principally due to sales of the Vehicle Group increasing greater than sales of the other groups. The Vehicle Group normally experiences higher cost of sales percentages but lower operating expense percentages than the other groups. This was exacerbated in 1992 due to the late 1991 acquisitions of Superior Emergency Vehicles and Frontline Emergency Vehicles. This trend reversed in 1993 due to improving gross margins of three of the company's four groups, most notably Safety Products and Sign. Due to the reorganization costs incurred in 1992 for newly acquired businesses and certain costs incurred at Ravo for development and other operational changes, the percentage of selling, general and administrative expenses did not decline in 1992 as rapidly as normally would be expected. In 1993 and 1994, however, reductions in the percentage of selling, general and administrative costs did occur.
The reductions in 1993 and 1994 are a result of: 1) higher sales, and the resultant impact of fixed costs being spread over those higher sales, and 2) operational improvements made, particularly in the Sign Group. All of the company's groups continue to work toward reducing their costs.

Because of the varied nature of its operations, the company recognizes that changes in operating income as a percentage of net sales on a consolidated basis may sometimes distort its real operating performance. In order to monitor the operating performance of its operations, the company utilizes various methods, one of which is a return on assets approach. Return on assets is defined as operating income divided by the identifiable assets of its businesses. In recent years, the company's operations have achieved strong returns as summarized in the chart below.

The company has improved its return on assets of its existing businesses over the years by increasing operating margins and asset turnover. Return for the total company remained even with last year's level. Return on assets for the Sign and Vehicle groups increased above 1993 while the return for the Safety Products and Tool groups declined. Excluding the effects of the acquisition of Justrite made in 1994, return on manufacturing assets for the Safety Products Group improved.

The company acquires businesses which meet the company's growth and other strategic objectives. In large part as a result of intangibles arising from our acquisitions, it is anticipated that businesses acquired will not generate the same levels of returns as the company's other businesses for some time following their respective acquisition. However, the company's strategies include making constant improvements in all of its businesses. The results of these efforts are evidenced by the improving returns on manufacturing assets of businesses operated for two years or more. Excluding the effects of the companies acquired in 1994, the company's return on manufacturing assets increased to 24% in 1994 from 22% in 1993. The declines in 1991 and 1992 and the even results in 1993 and 1994 were due solely to the acquisitions made during those respective years or late in previous years. Excluding the effects of companies acquired, returns on assets were as follows: 26% in 1991 and 1992, and 24% in 1993. In addition to continuing programs undertaken to reduce manufacturing and operating costs and improve productivity, the company also has continuing programs to improve asset turnover. Improving inventory turnover and accelerating the collection of accounts receivable have also had a significant positive impact on return on assets.

Interest expense increased $2.4 million in 1994 following a decline of $.3 million in 1993. The increase in 1994 was the result of substantially increased borrowings caused largely by two factors: 1) $69.6 million relating to the acquisitions for cash of Justrite and Vactor, and 2) a $16.8 million increase in financial services assets which occurred during the year. In addition, weighted average interest rates on short-term borrowings experienced in 1994 were 4.5% compared to 3.5% in 1993. Interest expense declined $.3 million in 1993 principally as a result of lower interest rates partially offset by increased average borrowings required to fund the purchase of Guzzler Manufacturing in March 1993, increases in financial services assets and repurchases of the company's stock at the end of 1992.


The company's effective tax rate of 33.4% in 1994 increased from rates of 32.3% and 31.0% in 1993 and 1992, respectively. The increase in 1994 results from: 1) the fact that the 1993 rate included the impact of favorable tax return audit results, and 2) tax-exempt interest income has become a lower percentage of the company's total income. The increase in 1993 was largely due to the enacted change in the statutory federal income tax rate partially offset by the favorable audit results impact.

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement is required to be adopted no later than for the year ended 1994. The company's adoption of this statement in 1994 had an insignificant impact on results of operations for the year.

At the end of 1994, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans from 7.6% to 8.9%. This increase resulted from the higher interest rate environment being experienced at the end of 1994. The company also increased its estimate for projected rates of increase in compensation levels from 4% to 5% for future years despite relatively low levels of inflation. The expectation that somewhat increasing levels of inflation will continue for the foreseeable future is based upon recent increases in interest rates which are reflective of a potentially higher inflationary trend. The company expects that the changes in assumptions will have an insignificant impact on 1995 results of operations.

Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are signage, street sweeping, outdoor warning, other municipal emergency signal products and parking systems manufacturing operations.

Group Operations

Domestic markets were generally stronger in 1994 for all four of the company's groups. As mentioned previously, foreign sales increased 8% (excluding acquisitions) in 1994. The Safety Products, Vehicle and Tool groups achieved much higher foreign sales in 1994. For the second year in a row, all four groups achieved increases in both sales and earnings.

Safety Products

Safety Products Group sales increased 29% in 1994 resulting from increased sales at Signal Products and Federal APD and the acquisition of Justrite. Justrite, acquired in May 1994, accounted for about three-fourths of the increase. Domestic sales were up 35% (8% excluding Justrite) while foreign sales increased 11% (6% excluding Justrite). Earnings increased 44% in 1994; a little over two-thirds of the increase was attributable to Justrite.

For the eighth consecutive year, the Safety Products Group's operating margin increased. Cost reductions, the impact of recent new product sales, and increased penetration of foreign markets contributed to the improved results including an increase in the group's return on manufacturing assets (excluding the dilutive effect of the newly acquired Justrite). The Safety Products Group further improved its manufacturing throughput and reduced manufacturing costs and operating expenses. For the seventh year in a row, Signal Products made improvements in its inventory turnover. Reductions in inventories resulted in LIFO credits of $.3 million in 1993 and $.5 million in 1992. The acquisition of Justrite in May 1994 and the acquisition of VAMA in 1992 resulted in a dilutive effect on the group's return on manufacturing assets. The group's return on manufacturing assets in 1992 increased to 38% (excluding VAMA) and in 1994 increased to 36% (excluding Justrite, including VAMA).

Sign

After posting losses in 1991 and 1992, the Sign Group made substantial internal improvements and returned to profitability in 1993. Additional further improvements resulted in lower expenses and improved operating margins culminating in a profit of $4.0 million in 1994. Commercial and industrial construction activity appears to have stabilized and after a two-year period of declining sales Sign achieved sales increases in 1993 (4%) and 1994 (13%). While increased sales levels contributed to the group's improved profitability in 1993 and 1994, steps taken to consolidate its manufacturing resources, increased training, and a focus on higher margin sales were the essential reasons for its improved profitability. The group's break-even point has been substantially reduced over the past three years and has had a positive impact on its cost competitiveness. The Sign Group anticipates that its markets in 1995 will be somewhat similar to those experienced in 1994. The steps taken by the group and the continued stable market conditions expected for 1995 should result in improved operating results next year.

Tool

In 1994, the Tool Group achieved a 9% increase in sales and a 1% increase in income. Excluding the impacts of certain charges that are not expected to recur, earnings increased in 1994 at nearly the same rate as sales. Domestic sales increased 8% in 1994 while foreign sales increased 13%. Dayton Progress again increased its domestic market share and experienced the favorable impacts of improved economies in its key foreign markets. The 1994 foreign sales gains follow a 7% decline in 1993 which was principally caused by the weak economies in Europe and Japan. The declines in the returns on manufacturing assets have resulted from the following principal factors: 1) the impact of the nonrecurring charges (excluding these charges, the return would have been 37% in 1994), 2) the impact of the acquisitions of Dico, Schneider Stanznormalien and Container Tool (excluding this effect, the return would have been 42% in 1993 and 48% in 1992), and 3) competitive price pressure which negatively affected margins in 1991. Returns on manufacturing assets available through investments in newly acquired companies have been lower than historical returns produced by existing operations. As mentioned earlier, this is anticipated in the company's acquisition objectives. The company anticipates improving returns on assets in 1995 for the group's operations excluding the impacts of future acquisitions, if any, that may be made.

Vehicle

Earnings for the Vehicle Group increased 11% in 1994 on a sales increase of 22%. Excluding the effects of Vactor Manufacturing which was acquired in mid-1994, sales would have increased approximately 14% while earnings would have increased about 8%. Domestic sales increased 24% in 1994 (16% excluding Vactor). Foreign sales increased 17% in 1994 (9% excluding Vactor). Strong domestic sales were achieved by Emergency One, Elgin and Guzzler. While foreign sales were lower at Elgin, all of the group's other units experienced strong increases. The group's sweeper and industrial vacuum businesses both achieved strong sales and earnings increases in 1994. While further improvement is expected in 1995, the rate of improvement will likely be somewhat less than in 1994. Fire apparatus earnings were down somewhat in 1994 principally resulting from a temporary shift into lower margin products. A substantial improvement in operating results is expected in the fire apparatus business in 1995. Return on manufacturing assets for the group improved in 1994 reversing the decline since 1991. The previous declines were the result of the dilutive impact of acquisitions in each of the years ended December 31, 1992 and 1993. Returns on manufacturing assets for this period excluding acquisitions were as follows: 21% in 1992 (excluding Superior and Frontline), 17% in 1993 (excluding Guzzler) and 17% in 1994 (excluding Vactor).

Financial Services Activities

The company maintains a large investment ($128.4 million at December 31, 1994) in lease financing and other receivables which are generated principally by its vehicle operations with the balance generated by its sign operations. These assets continued to be conservatively leveraged in accordance with the company's stated financial objectives for these assets for the five-year period ending December 31, 1994 (see further discussion in Financial Position and Cash Flow).

Financial services assets have repayment terms generally ranging from two to eight years. The increases in these assets resulted from increasing sales of the Vehicle Group as well as continuing greater acceptance by customers of the benefits of using the company as their source of financing vehicle purchases. In accordance with the company's change in strategy regarding financing risk tolerance and profitability with respect to its Sign operations, financing assets for the Sign Group have declined in recent years.

Financial Position and Cash Flow

The company emphasizes generating strong cash flows from operations. During 1994, cash flow from operations increased to a level of $53.8 million compared to $48.8 million in 1993 and $40.2 million in 1992. These results are directly reflective of: 1) efforts to lower costs, and 2) the amount of improvement (reduction) in the relative amounts of working capital required to support the company's increased sales volumes. The company has reduced its average working capital to sales ratio (8% during 1994) by nearly half since 1987 principally by improving its days-sales-outstanding and inventory turnover ratios. As a result of the reductions achieved so far, the company anticipates that significant further reduction in the working capital to sales ratio is unlikely to be achieved going forward. Nevertheless, the company expects continued improvement in its operating cash flow as it focuses aggressively on its efficiencies and costs as well as its working capital management.

During the 1990-1994 period, the company has utilized its strong cash flows from operations to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products;
3) increase its investment in financial services activities; 4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase up to 1-2% of its outstanding common stock each year.

Cash flows for the five-year period ending December 31, 1994 are summarized as follows:
                                        (in millions)
                            1994    1993    1992    1991    1990
Cash provided by
 (used for):
  Operating activities     $ 53.8  $ 48.8  $ 40.2  $ 43.9  $ 48.3
  Investing activities      (96.9)  (38.1)  (26.9)  (47.8)  (14.7)
  Financing activities       45.1   (10.3)  (11.2)    2.5   (34.6)

Increase (decrease) in
 cash and cash
 equivalents               $  2.0  $   .4  $  2.1  $ (1.4) $ (1.0)

In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Each of these two types of activities are supported by different percentages of debt and equity.

One of the company's financial objectives is to maintain a strong financial position. The company defines its goal as normally having a debt to capitalization ratio of 30% or less for its manufacturing operations. At December 31, 1994 and 1993, the company's debt to capitalization ratios of its manufacturing operations were 22% and 1%, respectively. The increase in this ratio occurred largely due to the 1994 acquisitions of Justrite and Vactor for cash. The strong operating cash flows enabled a decline in this ratio during the second half of 1994 from the 28% level at June 30 (immediately after the company's acquisition of Vactor). Also, at December 31, 1994 and 1993, the company's debt to capitalization ratios for its financial services activities were 87% and 86%, respectively. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio in the range of 85% to 87% on average. The company intends to maintain this range of leverage for its financial activities in the future and at the same time fulfill its financial objective with respect to its manufacturing debt to capitalization ratio. These intentions are consistent with its investment grade credit rating obtained in connection with its commercial paper program.

As indicated earlier, substantial effort is focused on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.4 at December 31, 1994 and
1.5 at December 31, 1993. These ratios are slightly lower than those in prior years as a result of reduced working capital needs for receivables and inventories and improved management of cash disbursements as well as increased short-term debt. The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.




FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
                                                                         December 31,
                                                                     1994           1993
Assets
  Manufacturing activities:
    Current assets
      Cash and cash equivalents                                $   4,605,000  $   2,576,000
      Accounts receivable, net of allowances
       for doubtful accounts of $2,848,000
       and $2,215,000, respectively                              107,985,000     81,593,000
      Inventories - Note C                                        78,899,000     63,022,000
      Prepaid expenses                                             4,807,000      4,627,000
        Total current assets                                     196,296,000    151,818,000

    Properties and equipment - Note D                             72,838,000     62,204,000
    Other assets
      Intangible assets, net of accumulated amortization         115,306,000     65,436,000
      Other deferred charges and assets                            9,972,000     15,666,000
        Total manufacturing assets                               394,412,000    295,124,000

  Financial services activities
    Lease financing and other receivables, net of allowances
     for doubtful accounts of $1,174,000 and $976,000,
     respectively, and net of unearned finance
     revenue - Note E                                            127,188,000    110,580,000
        Total assets                                           $ 521,600,000  $ 405,704,000

Liabilities and Shareholders' Equity
  Manufacturing activities:
    Current liabilities
      Short-term borrowings - Note F                           $  25,222,000  $     282,000
      Accounts payable                                            44,918,000     33,363,000
      Accrued liabilities
        Compensation and withholding taxes                        19,032,000     16,601,000
        Other - Note B                                            45,943,000     44,541,000
      Income taxes - Notes B and G                                 7,263,000      4,269,000
        Total current liabilities                                142,378,000     99,056,000

    Other liabilities
      Long-term borrowings - Note F                               34,878,000      1,344,000
      Deferred income taxes - Notes B and G                       13,778,000     10,929,000
        Total manufacturing liabilities                          191,034,000    111,329,000

  Financial services activities - Note F
    Short-term borrowings                                        110,252,000     75,433,000
    Long-term borrowings                                                         19,734,000
        Total financial services liabilities                     110,252,000     95,167,000
        Total liabilities                                        301,286,000    206,496,000

  Contingency - Note M

  Shareholders' equity - Notes J and K
    Common stock, $1 par value, 90,000,000 shares
     authorized, 45,767,000 and 45,738,000 shares
     issued, respectively                                         45,767,000     45,738,000
    Capital in excess of par value                                53,756,000     54,045,000
    Retained earnings - Note F                                   133,138,000    105,471,000
    Treasury stock, 395,000 shares, at cost                       (7,880,000)
    Deferred stock awards                                         (1,688,000)    (1,715,000)
    Foreign currency translation adjustment                       (2,779,000)    (4,331,000)
      Total shareholders' equity                                 220,314,000    199,208,000
      Total liabilities and shareholders' equity               $ 521,600,000  $ 405,704,000

      See notes to consolidated financial statements.



FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                                          Years ended December 31,
                                                                     1994           1993           1992
Net sales                                                      $ 677,228,000  $ 565,163,000  $ 518,223,000
Other income, net                                                    412,000      1,048,000      1,214,000

Costs and expenses
  Cost of sales                                                  467,494,000    383,087,000    353,231,000
  Selling, general and administrative                            131,466,000    118,192,000    109,834,000
  Interest expense                                                 8,499,000      6,136,000      6,471,000

    Total costs and expenses                                     607,459,000    507,415,000    469,536,000

Income before income taxes                                        70,181,000     58,796,000     49,901,000
Income taxes - Note G                                             23,411,000     19,016,000     15,471,000

Income before cumulative effects of changes in
 accounting methods                                               46,770,000     39,780,000     34,430,000

Cumulative effects of changes in accounting
 methods - Note B                                                                                   30,000

Net income                                                     $  46,770,000  $  39,780,000  $  34,460,000


Net income per share                                           $        1.02  $        0.86  $        0.75

Average common shares outstanding                                 45,957,000     46,293,000     46,128,000

      See notes to consolidated financial statements.



FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years ended December 31,
                                                                     1994           1993           1992
Operating activities
  Net income                                                   $  46,770,000  $  39,780,000  $  34,460,000
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                                  10,302,000      9,215,000      8,732,000
    Cumulative effects of changes in accounting methods                                            (30,000)
    Provision for doubtful accounts                                1,809,000      2,710,000      2,521,000
    Deferred income taxes                                          3,544,000       (350,000)     2,213,000
    Other, net                                                     5,518,000     (1,844,000)      (764,000)

    Changes in operating assets and liabilities net of
     effects from acquisitions and divestitures of companies
      Accounts receivable                                        (20,050,000)   (10,742,000)     1,165,000
      Inventories                                                 (4,458,000)      (400,000)     1,054,000
      Prepaid expenses                                              (108,000)      (935,000)     1,126,000
      Accounts payable                                             5,217,000      5,193,000     (4,170,000)
      Accrued liabilities                                          2,713,000      3,378,000     (4,474,000)
      Income taxes                                                 2,505,000      2,746,000     (1,594,000)

        Net cash provided by operating activities                 53,762,000     48,751,000     40,239,000


Investing activities
  Purchases of properties and equipment                          (11,108,000)   (10,139,000)    (8,835,000)
  Principal extensions under lease financing agreements          (97,988,000)   (70,470,000)   (66,400,000)
  Principal collections under lease financing agreements          81,182,000     64,041,000     63,063,000
  Payments for purchases of companies, net of cash acquired      (69,563,000)   (22,869,000)   (14,825,000)
  Other, net                                                         613,000      1,378,000         79,000

        Net cash used for investing activities                   (96,864,000)   (38,059,000)   (26,918,000)


Financing activities
  Addition to short-term borrowings                               59,699,000      2,542,000      8,160,000
  Principal payments on long-term borrowings                      (1,811,000)    (1,002,000)    (1,215,000)
  Principal extensions under long-term borrowings                 15,000,000      5,080,000
  Purchases of treasury stock                                     (9,736,000)    (1,778,000)    (4,679,000)
  Cash dividends paid to shareholders                            (18,462,000)   (15,938,000)   (13,848,000)
  Other, net                                                         441,000        757,000        391,000

        Net cash provided by (used for) financing activities      45,131,000    (10,339,000)   (11,191,000)

Increase in cash and cash equivalents                              2,029,000        353,000      2,130,000

Cash and cash equivalents at beginning of year                     2,576,000      2,223,000         93,000

Cash and cash equivalents at end of year                       $   4,605,000  $   2,576,000  $   2,223,000

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

Inventories: Inventories are stated at the lower of cost or market. At December 31, 1994 and 1993, approximately 60% and 67%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories are costed using the FIFO (first-in, first-out) method.

Properties and depreciation: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible assets: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $9,469,000 and $6,737,000 at December 31, 1994 and 1993, respectively. The company makes regular periodic assessments to determine if factors are present which indicate that an impairment of intangibles may exist. If factors indicate that an impairment may exist, the company makes an estimate of the related future cash flows. The undiscounted cash flows, excluding interest, are compared to the related book value including the intangibles. If such cash flows are less than the book value, the company makes an estimate of the fair value of the related business to determine the amount of impairment loss, if any, to be recorded as a reduction of the recorded intangibles.

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

Note C - Inventories

Inventories at December 31 are summarized as follows:

                                        1994          1993
   Finished goods                    $20,054,000   $15,860,000
   Work in process                    22,355,000    18,567,000
   Raw materials                      36,490,000    28,595,000
   Total inventories                 $78,899,000   $63,022,000

If the first-in, first-out cost method, which approximates replacement cost, had been used by the company, inventories would have aggregated $88,093,000 and $71,541,000 at December 31, 1994 and 1993,
respectively.

Note D - Properties and Equipment

A comparative summary of properties and equipment at December 31 is as follows:

                                        1994          1993
   Land                              $ 5,740,000   $ 5,502,000
   Buildings and improvements         38,045,000    36,014,000
   Machinery and equipment           109,841,000    93,481,000
   Accumulated depreciation          (80,788,000)  (72,793,000)
   Total properties and equipment    $72,838,000   $62,204,000

Note E - Lease Financing and Other Receivables

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

   Sign-related leases          3 - 5 years
   Vehicle-related leases       2 - 8 years

At the inception of the lease, the company records the product sales price and related costs and expenses of the sale. Financing revenues are included in income over the life of the lease. The amounts recorded as lease financing receivables represent amounts equivalent to normal selling prices less subsequent customer payments.

Lease financing and other receivables will become due as follows:
$44,917,000 in 1995, $23,620,000 in 1996, $19,328,000 in 1997,
$13,820,000 in 1998, $9,432,000 in 1999 and $17,245,000 thereafter.
At December 31, 1994 and 1993, unearned finance revenue on these leases aggregated $21,347,000 and $18,924,000, respectively.

Note F - Debt

Short-term borrowings at December 31 consisted of the following:

                                           1994         1993
Commercial paper                       $            $21,422,000
Notes payable                           134,289,000  53,021,000
Current maturities of long-term debt      1,185,000   1,272,000
Total short-term borrowings            $135,474,000 $75,715,000

Long-term borrowings at December 31 consisted of the following:

                                           1994         1993
7.59% unsecured note payable in 2001
 ($4,000,000) and 2002 ($8,000,000)    $12,000,000  $12,000,000
7.99% unsecured note payable in 2004    15,000,000
6.58% unsecured discounted notes
 payable in annual installments of
 $1,000,000 ending in 2001               5,769,000    6,403,000
Other                                    3,294,000    3,947,000
Subtotal                                36,063,000   22,350,000
Less current maturities                  1,185,000    1,272,000
Total long-term borrowings             $34,878,000  $21,078,000

Aggregate maturities of long-term debt amount to approximately $1,185,000 in 1995, $1,073,000 in 1996, $3,655,000 in 1997, $987,000
in 1998 and $767,000 in 1999. The company believes that the fair values of borrowings are not substantially different from recorded amounts.

The 7.59% and 7.99% notes contain various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. All of the company's retained earnings at December 31, 1994 were free of any restrictions.

The company paid interest of $6,943,000 in 1994, $5,437,000 in 1993 and $5,871,000 in 1992. Weighted average interest rates on short-term borrowings were 5.8% and 3.6% at December 31, 1994 and 1993, respectively.

At December 31, 1994, the company had unused credit lines of $60,000,000, which expire on June 20, 1998. Commitment fees, paid in lieu of compensating balances, were insignificant.

Note G - Income Taxes

The provisions for income taxes consisted of the following:

                              1994         1993         1992
Current:
  Federal and foreign      $17,775,000  $17,200,000  $11,817,000
  State and local            2,092,000    1,946,000    1,441,000
  Total                     19,867,000   19,146,000   13,258,000
Deferred (credit):
  Federal and foreign        3,333,000     (226,000)   2,117,000
  State and local              211,000     (124,000)      96,000
  Total                      3,544,000     (350,000)   2,213,000
  Enacted rate change
   effect on deferred
   liabilities                              220,000
Total income taxes         $23,411,000  $19,016,000  $15,471,000

Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                       1994      1993      1992

Statutory federal income tax rate       35.0%     35.0%     34.0%
State income taxes, net of federal
 tax benefit                             2.1       2.0       2.0
Tax-exempt interest                     (2.6)     (3.0)     (3.4)
Enacted rate change effect on
 deferred liabilities                               .4
Other, net                              (1.1)     (2.1)     (1.6)
Effective income tax rate               33.4%     32.3%     31.0%

The company had net current deferred income tax benefits of $1,362,000 and $2,057,000 recorded in the balance sheet at December 31, 1994 and 1993, respectively. The company paid income taxes of $17,735,000 in 1994, $16,938,000 in 1993 and $13,503,000 in 1992.

Deferred tax liabilities (assets) comprised the following at December 31, 1994: Depreciation and amortization - $14,296,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $8,143,000; accrued expenses deductible in future periods - $(9,283,000); and other $(740,000). Deferred tax liabilities (assets) comprised the following at December 31, 1993:
Depreciation and amortization - $10,708,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $8,393,000; accrued expenses deductible in future periods - $(7,593,000); and other $(2,636,000).

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

Pension expense is summarized as follows:

                                1994        1993        1992
Company-sponsored plans
   Service cost              $1,687,000  $1,511,000  $1,415,000
   Interest cost              2,437,000   2,290,000   2,053,000
   Return on plan assets        581,000  (6,428,000) (3,827,000)
   Other amortization and
     deferral                (5,521,000)  1,943,000    (219,000)
   Total                       (816,000)   (684,000)   (578,000)

Multiemployer plans             337,000     561,000     530,000
Total pension expense
(credit)                     $ (479,000) $ (123,000) $  (48,000)

The following summarizes the funded status of the company-sponsored plans at December 31, 1994 and 1993 and the major assumptions used to determine these amounts. At December 31, 1994 and 1993, all of the company's plans had assets which exceeded accumulated benefits.

                                             1994          1993
Actuarial present value of:
  Vested benefit obligation              $21,904,000   $24,193,000
  Nonvested benefits                       1,746,000     1,874,000
Accumulated benefit obligation           $23,650,000   $26,067,000

Actuarial present value of projected
 benefit obligation                      $31,072,000   $32,457,000
Plan assets at market value               43,318,000    45,058,000
Plan assets in excess of projected
 benefit obligation                       12,246,000    12,601,000
Unrecognized net obligation at
 January 1, 1994 and 1993,
 respectively                             (2,270,000)   (2,455,000)
Unrecognized net experience
 (gain)                                   (9,660,000)  (10,646,000)
Net pension asset (liability)            $   316,000   $  (500,000)

The following significant assumptions were used in determining pension costs for the years ended December 31, 1994, 1993 and 1992:

                                          1994     1993     1992
   Discount rate                          7.6%     8.5%     8.5%
   Rate of increase in
    compensation levels                     4%       5%       5%
   Expected long-term rate of
    return on plan assets                  11%      11%      11%

The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 1994 and 1993 were 8.9% and 7.6%, respectively.

The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans was $2,900,000 in 1994 (including newly acquired companies), $2,160,000 in 1993 and $2,130,000 in 1992.

The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The corporation will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost.

The following table sets forth the status of the retiree health care benefits at December 31, 1994 and 1993, respectively:

                                            1994        1993
Accumulated postretirement benefit
 obligation:
  Retirees                               $  638,000  $  696,000
  Fully eligible active
   plan participants                         30,000      22,000
  Other active plan participants          1,510,000   1,465,000
  Unrecognized net experience gain          163,000
Accrued postretirement benefit
 liability                               $2,341,000  $2,183,000

The net periodic postretirement benefit cost for 1994, 1993 and 1992 consisted of the following:

                                   1994        1993       1992
  Service cost of
   benefits earned               $112,000    $ 89,000   $ 94,000
  Interest cost on
   accumulated postretirement
   benefit obligation             179,000     163,000    167,000

  Net periodic postretirement
   benefit cost                  $291,000    $252,000   $261,000

The expected postretirement benefit obligation was measured using an assumed 12% increase in the per capita claims medical costs and a 10% increase in the per capita dental claims costs for 1993. These increases are reduced by .65% and .55%, respectively, after 1993 through 2003 and remain at 5.5% and 4.5%, respectively, thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.9% at December 31, 1994 and 7.6% at December 31, 1993. If the health care cost trend rates were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1994 would have increased by 1%. The effect of this change on the aggregate of service and interest cost for 1994 would be an increase of 2%.

Note I - Derivative Financial Instruments

The company enters into agreements (derivative financial instruments) to manage the risks associated with certain aspects of its business. The company does not actively trade such instruments nor enter into such agreements for speculative purposes. The company principally utilizes two types of derivative financial instruments: 1) interest rate swaps to manage its interest rate risk, and 2) foreign currency forward exchange contracts to manage risks associated with sales and purchase commitments denominated in foreign currencies.

At December 31, 1994, the company had agreements with financial institutions to swap interest rates on notional amounts totaling $15 million. One of the agreements expires in 1995 and provides that the company will pay interest at an average fixed annual rate of 7.12% on a notional amount of $5 million and will receive interest based upon the London Interbank Offered Rate (LIBOR). The other agreement expires in 1997 and provides that the company will receive a fixed annual rate of 5.08% and will pay interest at the LIBOR with a maximum floating rate of 7.50% for the last twelve months of the agreement. The differential between the amount received and the amount paid is accrued as interest rates change and recognized as an adjustment to interest expense; the related amount payable to or receivable from the counterparties is included in accrued liabilities or other assets. The estimated cost to terminate these agreements was $500,000 at December 31, 1994.

At December 31, 1994, the company had foreign currency forward exchange contracts designated and effective as hedges which become due in various amounts and at various dates through February 1997 totalling $3,000,000. All such contracts at December 31, 1994 were for the purpose of hedging purchase commitments. Unrealized gains and losses on the forward exchange contracts are deferred and will be recognized in income in the same period as the hedged transaction. The difference between the contract value and the fair value was insignificant at December 31, 1994.

Note J - Stock Options and Awards

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

Stock options are primarily granted at the fair market value of the shares on the date of grant and become exercisable one year after grant at a rate of one-half annually and are exercisable in full on the second anniversary date. All options and rights must be exercised within ten years from date of grant. At the company's discretion, vested stock option holders are permitted to elect an alternative settlement method in lieu of purchasing common stock at the option price. The alternative settlement method permits the employee to receive, without payment to the company, cash, shares of common stock or a combination thereof equal to the excess of market value of common stock over the option purchase price.

Changes in outstanding shares under option during 1994 were as follows:

                                                              Option
                                         Option shares   price range

   Outstanding at December 31, 1993        1,694,334   $ 2.80-$20.63
   Granted                                   211,438   $17.50-$20.63
   Canceled or expired                       (17,329)  $11.17-$20.16
   Exercised                                 (73,311)  $ 2.80-$15.47
   Outstanding at December 31, 1994        1,815,132   $ 3.21-$20.63
   Exercisable at December 31, 1994        1,302,771   $ 3.21-$20.63

Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period.

Available for future grant were 425,950 and 658,707 benefit shares or units at December 31, 1994 and 1993, respectively.

Note K - Shareholders' Equity

The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

The changes in shareholders' equity for each of the three years in the period ended December 31, 1994 were as follows:
                                                                                                            Foreign
                                     Common      Capital in                                 Deferred       currency
                                      stock       excess of     Retained      Treasury        stock       translation
                                    par value     par value     earnings        stock         awards      adjustment
Balance at December 31, 1991 -
 23,541,000 shares issued          $23,541,000   $93,156,000   $62,063,000   $(12,871,000)  $(2,118,000)   $1,003,000

Net income                                                      34,460,000
Cash dividends declared                                        (14,363,000)
Conversion of debentures               133,000       798,000
Exercise of stock options:
  Cash proceeds                         56,000       337,000
  Exchange of shares                    69,000       300,000                     (369,000)
Stock awards granted                    26,000       508,000                                   (534,000)
Tax benefits related to stock
 compensation plans                                  656,000
Retirement of treasury stock           (44,000)     (812,000)                     856,000
Purchases of 264,000 shares
 of treasury stock                                                             (5,249,000)
3-for-2 stock split,
 10,697,000 shares issued           10,697,000   (23,590,000)                  12,893,000
Amortization of deferred stock
 awards                                                                                         711,000
Foreign currency translation
 adjustment                                                                                                (2,915,000)
Other                                                 69,000                    (487,000)

Balance at December 31, 1992 -
 34,478,000  shares issued          34,478,000    71,422,000    82,160,000    (5,227,000)    (1,941,000)   (1,912,000)

Net income                                                      39,780,000
Cash dividends declared                                        (16,469,000)
Exercise of stock options:
  Cash proceeds                         86,000       438,000
  Exchange of shares                   155,000       938,000                  (1,093,000)
Stock awards granted                    30,000       659,000                                   (689,000)
Stock awards canceled                   (2,000)      (57,000)                                    59,000
Tax benefits related to stock
 compensation plans                                1,562,000
Retirement of treasury stock           (81,000)   (1,929,000)                  2,010,000
Purchases of 99,000 shares of
 treasury stock                                                               (2,689,000)
4-for-3 stock split,
 11,072,000 shares issued           11,072,000   (18,988,000)                  7,916,000
Amortization of deferred stock
 awards                                                                                         856,000
Foreign currency translation
 adjustment                                                                                                (2,419,000)
Other                                                                           (917,000)

Balance at December 31, 1993 -
 45,738,000 shares issued           45,738,000    54,045,000    105,471,000         -        (1,715,000)   (4,331,000)

Net income                                                       46,770,000
Cash dividends declared                                         (19,103,000)
Exercise of stock options:
  Cash proceeds                         67,000       393,000
  Exchange of shares                     6,000        21,000                     (27,000)
Stock awards granted                    43,000       770,000                                   (813,000)
Stock awards canceled                   (4,000)      (59,000)                                    63,000
Tax benefits related to stock
 compensation plans                                  206,000
Retirement of treasury stock           (12,000)     (213,000)                    225,000
Purchases of 466,000 shares
 of treasury stock                                                            (9,339,000)
Shares purchased subsequent to
  December 31, 1993 used to
  effect 4-for-3 stock split           (71,000)   (1,387,000)                  1,458,000
Amortization of deferred stock
 awards                                                                                         777,000
Foreign currency translation
 adjustment                                                                                                 1,552,000
Other                                                (20,000)                   (197,000)

Balance at December 31, 1994 -
 45,767,000 shares issued          $45,767,000   $53,756,000   $133,138,000  $(7,880,000)   $(1,688,000)   $(2,779,000)

In June 1988, the company declared a dividend distribution of one preferred share purchase right on each share of common stock outstanding on and after July 5, 1988. The rights are not exercisable until the rights distribution date, defined as the earlier of: 1) the tenth day following a public announcement that a person or group of affiliated or associated persons acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock or 2) the tenth day following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding common shares. Each right, when exercisable, entitles the holder to purchase from the company one one-hundredth of a share of Series A Preferred stock of the company at a price of $90 per one one-hundredth of a preferred share, subject to adjustment. The company is entitled to redeem the rights at $.10 per right, payable in cash or common shares, at any time prior to the expiration of twenty days following the public announcement that a 20% position has been acquired. In the event that the company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The rights expire on July 5, 1998 unless earlier redeemed by the company. Until exercised, the holder of a right, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

Note L - Acquisitions

During the three-year period ended December 31, 1994, the company made the following acquisitions, all principally for cash and, in certain instances, earnouts to be based upon the future profitability of the respective business. Generally, earnouts are payable at the end of a five-year period, a portion of which are sometimes guaranteed. In June 1994, the company acquired the principal operating assets and assumed the principal operating liabilities of Peabody Myers Corporation ("Vactor"). Vactor is an Illinois-based manufacturer of municipal combination catch basin/sewer cleaning vacuum trucks. In May 1994, the company acquired the principal operating assets and assumed the principal operating liabilities of Justrite Manufacturing Company, an Illinois-based manufacturer of safety equipment for the storage, transfer, use and disposal of flammable and hazardous materials. As a result of the 1994 acquisitions, the company recorded approximately $9.9 million of working capital, $10.3 million of fixed and other assets and $49.6 million of costs in excess of fair values. In March 1993, the company acquired the outstanding shares of Guzzler Manufacturing, Inc., an Alabama-based manufacturer of vacuum loader vehicles. As a result of this acquisition, the company recorded approximately $6.0 million of working capital, $6.1 million of fixed and other assets, $.8 million of debt assumed and $12.7 million of costs in excess of fair values. In November 1992, the company acquired the outstanding shares of Dico Corporation, a Michigan-based manufacturer of polycrystalline diamond and cubic boron nitride cutting tools. In May 1992, the company acquired the outstanding shares of Aplicaciones Tecnologicas Vama S.L., a leading European manufacturer of emergency vehicular signaling products located in Barcelona, Spain. In March 1992, the company acquired the assets of Schneider Stanznormalien GmbH, a German manufacturer of precision punch and die components, for cash. As a result of the 1992 acquisitions, the company recorded approximately $7.2 million of working capital, $2.8 million of fixed and other assets, $.5 million of debt assumed and $12.0 million of costs in excess of fair values.

All of the acquisitions in the three-year period ended December 31, 1994 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 1994 and 1993 acquisitions occurred on January 1, 1993, the company estimates that consolidated net sales would have been increased 6% and 15% in 1994 and 1993, respectively, while net income would have increased 2% and 9%, respectively.

Note M - Contingency

On May 3, 1993, a Texas federal court jury rendered a verdict of $17,745,000 against Federal Sign, a division of the company, for alleged violation of the Texas Deceptive Trade Practices Act and misrepresentations to Duravision, Inc. and Manufacturers Product Research Group of North America, Inc. in connection with a 1988 research and development project for indoor advertising signs. The company believes the court erroneously excluded important evidence and that the verdict was against the weight of the evidence. Both inside and outside counsel that initially handled the case opined at the time of the verdict that the likelihood of a substantially unfavorable result to the company on appeal was remote. Trial counsel has turned the case over to new appellate counsel and has stated they cannot currently give an opinion on the appeal because they are no longer handling the case. Appellate counsel now handling the appeal of the case has not issued an opinion on its outcome. However, if the company loses its appeal of this case, there would be a charge to earnings for this $17,745,000 verdict, plus interest and attorney fees of up to $11,000,000. On the other hand, there would be no such charges to earnings for a decision reversing the original verdict or the appellate court could issue a decision somewhere in between. Depending on the outcome of this matter, an adverse decision may have a material effect on results of operations and cash flows in the periods that the appellate court decision is made and required payments are made. The company believes that the ultimate resolution of this contingency, however, will not have a material effect on its financial condition nor its results of operations or cash flows for periods subsequent to the appellate court decision and payments required as a result of such decision. The company cannot reasonably estimate the ultimate amount of a judgment, if any, or interest and attorney fees, if any, which may result from an adverse appellate court decision. Accordingly, the company has not recorded any accruals for potential losses which may result from an adverse judgment. In the event of an adverse decision, the company intends to aggressively pursue a substantial recovery from its original trial counsel in this matter.

Note N - Segment Information

The principal activities of the company's primary industry segments are as follows:

Safety Products Group: The Safety Products Group produces: a variety of visual and audible warning and signal devices used by private industry and various governmental agencies; paging, local signaling, and building security, parking and access control systems; and equipment for storage, transfer, use and disposal of flammable and hazardous materials.

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

Vehicle Group: The Vehicle Group manufactures: chassis; fire trucks including Class A pumpers, mini-pumpers and tankers; airport and other rescue vehicles, ambulances and aerial ladder trucks; a variety of self-propelled street cleaning vehicles; vacuum loader vehicles and municipal catch basin/sewer cleaning vacuum trucks.

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

Foreign sales, including export and foreign operations, aggregated $129,896,000 in 1994, $113,210,000 in 1993 and $121,332,000 in 1992.
Export sales aggregated $67,341,000 in 1994, $59,324,000 in 1993 and
$61,355,000 in 1992.

A summary of the company's operations by geographic area for the three-year period ended December 31, 1994 is as follows (in thousands):

                           1994      1993     1992
United States
  Net sales              $614,673  $511,277 $458,246
  Operating income         76,190    62,977   53,863
  Identifiable assets     463,621   353,172  307,088

All foreign (principally
 Europe, Canada and Japan)
  Net sales              $ 62,555  $ 53,886 $ 59,977
  Operating income          2,078       907    1,295
  Identifiable assets      57,979    52,532   56,571



                                   For the years ended December 31,
                                           (in thousands)
                                     1994      1993      1992
Net sales
  Safety Products                  $135,424  $104,927  $ 95,946
  Sign                               66,090    58,550    56,074
  Tool                              121,657   111,879    99,619
  Vehicle                           354,057   289,807   266,584
    Total net sales                $677,228  $565,163  $518,223

Operating income
  Safety Products                  $ 23,313  $ 16,159  $ 13,518
  Sign                                3,988     1,169    (1,815)
  Tool                               23,475    23,273    21,715
  Vehicle                            33,531    30,289    28,267
  Corporate expense                  (6,039)   (7,006)   (6,527)
    Total operating income           78,268    63,884    55,158
Interest expense                     (8,499)   (6,136)   (6,471)
Other income                            412     1,048     1,214
Income before income taxes         $ 70,181  $ 58,796  $ 49,901

Depreciation
  Safety Products                  $  2,693  $  1,757  $  1,792
  Sign                                1,400     1,684     1,856
  Tool                                2,386     2,313     1,957
  Vehicle                             3,772     3,412     3,082
  Corporate                              51        49        45
    Total depreciation             $ 10,302  $  9,215  $  8,732

Identifiable assets
  Manufacturing activities
    Safety Products                $ 98,438  $ 51,092  $ 47,043
    Sign                             26,771    24,480    23,237
    Tool                             66,729    62,035    61,803
    Vehicle                         192,436   142,158   120,507
    Corporate                        10,038    15,359     7,080
      Total manufacturing
        activities                  394,412   295,124   259,670
  Financial services activities
    Sign                             13,836    17,282    19,958
    Vehicle                         113,352    93,298    84,031
      Total financial services
        activities                  127,188   110,580   103,989
    Total identifiable assets      $521,600  $405,704  $363,659

Capital expenditures
  Safety Products                  $  2,409  $  2,675  $  1,366
  Sign                                1,218       988     1,227
  Tool                                4,200     2,614     2,710
  Vehicle                             3,245     3,848     3,513
  Corporate                              36        14        19
    Total capital expenditures     $ 11,108  $ 10,139  $  8,835


Note O - Selected Quarterly Data (Unaudited)
        (in thousands of dollars except per share amounts)
                                                    For the three months ended
                                           1 9 9 4                                  1 9 9 3
                         March     June   September December      March      June   September December
                           31       30        30       31           31        30       30        31
Net sales               $138,106 $164,001  $181,283 $193,838     $127,447  $146,463 $142,740  $148,513

Gross margin            $ 42,891 $ 51,751  $ 55,415 $ 59,677     $ 40,472  $ 46,244 $ 46,365  $ 48,995

Net income              $  8,156 $ 12,396  $ 12,436 $ 13,782     $  7,151  $ 10,602 $ 10,661  $ 11,366

Per share data:
  Net income            $    .18 $    .27  $    .27 $    .30     $    .15  $    .23 $    .23  $    .25

  Dividends paid        $    .11 $    .11  $    .11 $    .11     $    .09  $    .09 $    .09  $    .09

  Market price range
    High                $ 21 3/8 $ 20 3/8  $ 20 5/8 $ 21         $ 18 1/4  $ 19     $ 21      $ 21
    Low                 $ 19 1/4 $ 16 7/8  $ 17     $ 17 3/4     $ 15 3/4  $ 16 1/2 $ 17 7/8  $ 19 1/2

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of Federal Signal Corporation


We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note M to the financial statements, during 1993 a Texas federal court jury rendered a verdict of $17,745,000, plus interest and attorney fees, against Federal Sign, a division of the company, for alleged violation of the Texas Deceptive Trade Practices Act and misrepresentation related to a research and development project. The company has appealed the verdict. The company cannot reasonably estimate the ultimate outcome of the litigation. Accordingly, no provision for any liability that may result has been made in the financial statements.


                                   Ernst & Young LLP

Chicago, Illinois
January 23, 1995



APPENDIX A
- ----------

FEDERAL SIGNAL CORPORATION
1994 Annual Report Graphic Material

The following table sets forth bar graph information contained in the Financial Review section of the 1994 Annual Report paper format. It is presented here in tabular format in order to conform with electronic filing requirements.

                                         (IN PERCENT)
                                  1990  1991  1992  1993  1994

RETURN ON MANUFACTURING
 ASSETS:
  Total Company (1)                25%   24%   22%   22%   22%
  Safety Products (2)              24%   30%   31%   34%   29%
  Sign                             10%  -10%  -12%    1%   12%
  Tool                             46%   44%   41%   37%   35%
  Vehicle (3)                      21%   22%   17%   15%   16%


(1) excluding acquisitions, return was 24% in 1994
(2) excluding acquisitions, return was 36% in 1994
(3) excluding acquisitions, return was 17% in 1994