Form 10-K405, Exhibit 13
period 1997-12-31
FEDERAL SIGNAL CORP /DE/
filed 1998-03-30
CIK 277509

                            [FEDERAL SIGNAL LOGO]
                             1415 West 22nd Street
                           Oak Brook, Illinois 60521

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998

To the Stockholders of
  Federal Signal Corporation

     The Annual Meeting of Shareholders of Federal Signal Corporation ("Federal") for the year 1998 will be held at the Chicago Marriott Hotel-Oak Brook, 1401 West 22nd Street, Oak Brook, Illinois, on Wednesday, April 15, 1998, at 10:00 a.m., local time, for the following purposes:

          1. To elect two directors of Federal; and

          2. To consider and act on a proposal to amend the Federal Signal Corporation Stock Benefit Plan to expand the eligibility provision.

          3. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business, February 19, 1998, as the record date for determining the holders of Common Stock of Federal entitled to notice of and to vote at the meeting or any adjournment thereof.

     A copy of Federal's Financial Statements and its Annual Report for the year ended December 31, 1997 and a Proxy Statement accompany this notice.

IMPORTANT! TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

NO POSTAGE IS REQUIRED IF THE PROXY IS MAILED IN THE UNITED STATES.

                                          By order of the Board of Directors

                                          KIM A. WEHRENBERG
                                          Secretary

March 9, 1998

                            [FEDERAL SIGNAL LOGO]
                             1415 West 22nd Street
                           Oak Brook, Illinois 60521

                                  MAILING DATE
                                  ON OR ABOUT
                                 MARCH 9, 1998

                               ------------------

               PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998

                              GENERAL INFORMATION

     This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Federal Signal Corporation ("Federal") for use at the Annual Meeting of Shareholders to be held on Wednesday, April 15, 1998, and any adjournment thereof. Costs of solicitation will be borne by Federal. Following the original solicitation of proxies by mail, certain officers and regular employees of Federal may solicit proxies by correspondence, telephone, telegraph, or in person, but without extra compensation. Federal will reimburse brokers and other nominee holders for their reasonable expenses incurred in forwarding the proxy materials to the beneficial owners.

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

                               VOTING SECURITIES

     The holders of record of the Common Stock of Federal at the close of business on February 19, 1998, will be entitled to vote at the meeting. At such record date, there were outstanding 45,988,557 shares of Common Stock. A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted to determine if a quorum is present. Abstentions are counted as votes cast, whereas broker non-votes are not counted as votes cast for determining whether a proposition has been approved. Each stockholder of record will be entitled to one vote for each share of Common Stock standing in the name of the holder on the books of Federal on the record date.

                         SECURITY OWNERSHIP OF CERTAIN
                               BENEFICIAL OWNERS

     The following table sets forth information as of December 31, 1997 (unless otherwise noted) with respect to (i) any person who is known to Federal to be the beneficial owner of more than 5% of Federal's Common Stock, which is Federal's only class of outstanding voting securities, and (ii) each director, and all directors and officers as a group:

                                                                AMOUNT AND
                                                                NATURE OF
                                                                BENEFICIAL       PERCENT OF
                            NAME                                OWNERSHIP          CLASS
                            ----                                ----------       ----------
Beneficial Owner of More than 5% of Federal's Common
  Stock:....................................................         None
Each Director and Five Executive Officers and Executive
  Officers and Directors as a Group:(1)
     J. Patrick Lannan, Jr., Director.......................      262,328(2)         .57%
     James A. Lovell, Jr., Director.........................       31,126(3)         .07%
     Thomas N. McGowen, Jr., Director.......................       34,666            .08%
     Walter R. Peirson, Director............................       29,991(3)         .07%
     Joseph J. Ross, Director and Executive Officer.........      837,255(3)        1.82%
     Richard R. Thomas, Director............................      132,848(3)         .29%
     Henry L. Dykema, Executive Officer.....................       37,093(3)         .08%
     Kim A. Wehrenberg, Executive Officer...................      211,964(3)         .46%
     Richard L. Ritz, Executive Officer.....................       72,738(3)         .16%
     Robert W. Racic, Executive Officer.....................       46,289(3)         .10%
     All Directors and Executive Officers as a group (12
      persons)..............................................    1,755,698           3.83%

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

(3) These figures include options shares exercisable within 60 days as follows:
    Mr. Lovell, 17,016; Mr. Peirson, 8,226; Mr. Ross, 306,033; Mr. Dykema, 10,750; Mr. Wehrenberg, 85,425; Mr. Ritz, 42,387; and Mr. Racic, 12,266.
    These figures also include stock award shares pursuant to Federal's Stock Benefit Plan which are subject to certain restrictions under the plan, as follows: Mr. Ross, 13,375; Mr. Dykema, 14,125; Mr. Wehrenberg, 5,375; Mr. Ritz, 3,125 and Mr. Racic, 1,363.

                             ELECTION OF DIRECTORS

     Federal's Board of Directors consists of six directors divided into three classes with one class term expiring each year. Mr. Thomas N. McGowen, Jr. and Mr. Richard R. Thomas are nominated as a Class II directors for election at this Annual Meeting for a term to expire at the 2001 Annual Meeting or until their successors are elected and qualified.

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

     Information regarding the nominees for election and the directors continuing in office is set forth below:

                                             YEAR FIRST    YEAR PRESENT            PRINCIPAL OCCUPATION
                                               BECAME          TERM                  OR EMPLOYMENT FOR
               NAME                   AGE     DIRECTOR       EXPIRES                LAST FIVE YEARS(1)
               ----                   ---    ----------    ------------            --------------------
Nominees:
Thomas N. McGowen, Jr. ...........    72        1974           1998        Mr. McGowen is an attorney. He is
                                                                           also a director of Energy West
                                                                           Corporation and Ribi Immunochem
                                                                           Research, Inc.

Richard R. Thomas.................    64        1994           1998        Mr. Thomas retired in 1994 as
                                                                           President of the Tool Group of
                                                                           Federal Signal Corporation and is a
                                                                           director of TE-CO Tooling Components,
                                                                           Inc., a tool manufacturer.
Continuing Directors:
J. Patrick Lannan, Jr. ...........    59        1978           1999        Mr. Lannan is President and a
                                                                           director of the Lannan Foundation for
                                                                           the support of the visual arts,
                                                                           literature and rural native American
                                                                           communities.

James A. Lovell, Jr. .............    69        1984           1999        Mr. Lovell is President of Lovell
                                                                           Communications (a consulting
                                                                           company). He retired in 1990 as
                                                                           Executive Vice President, Corporate
                                                                           Staff and as a director of Centel
                                                                           Corporation (a telecommunications
                                                                           company). He is a director of AASI
                                                                           Aircraft Company, a manufacturer of
                                                                           aircraft, and Power Spectra, Inc., a
                                                                           manufacturer of high speed
                                                                           semi-conductor devices.

Joseph J. Ross....................    52        1986           2000        Mr. Ross is Chairman, President and
                                                                           Chief Executive Officer of Federal.
                                                                           He has served as President and Chief
                                                                           Executive Officer since December,
                                                                           1987 and also became Chairman in
                                                                           February, 1990 and is a director of
                                                                           Varlen Corporation.

Walter R. Peirson.................    71        1987           2000        Mr. Peirson retired in 1989 as
                                                                           Executive Vice President and as a
                                                                           director of Amoco Corporation (a
                                                                           petroleum company).

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

     The Pension Committee reviews and recommends to the Board of Directors policies, practices and procedures relating to Federal's various pension, savings and similar retirement plans and programs and to the investment of the funds associated with these plans. The members of the Pension Committee are J. Patrick Lannan, Jr., Chairman, and Walter R. Peirson.

     During 1997, the Board of Directors held a total of five meetings and the Executive Committee of the Board, which generally exercises the power and authority of the Board in the intervals between full board meetings, held one meeting. The members of the Executive Committee are Thomas N. McGowen, Jr., Chairman, Joseph J. Ross and James A. Lovell, Jr. During 1997, the Compensation/Stock Option Committee held five meetings; the Nominating Committee held two meetings; the Audit Committee held three meetings; and the Pension Committee met twice. No director attended less than 75% of the meetings of the Board and of each committee of which he was a member.

     As compensation for services to Federal, each director who is not also an officer of Federal receives director's fees at a current annual rate of $23,000. In addition, each such director receives additional fees for serving on committees of the Board as follows: Executive Committee chairman--$5,000, other members--$2,500; Audit or Compensation/Stock Option Committee chairman--$3,500, other members--$2,500; Pension Committee chairman--$3,500, other members--$2,500; and Nominating Committee members--$2,500. Directors are also reimbursed for their expenses relating to attendance at meetings. Mr. Thomas also received $3,000 for consulting for the Tool Group in 1997. Directors may receive options in lieu of director's fees, as described in the stock option section of this proxy statement. Directors who retire as a director of Federal after attaining age 68 and meeting years of service requirements are eligible for a director retirement benefit. This Director retirement plan was terminated for anyone who becomes a Federal director after October 9, 1997. The maximum benefit is $15,000 per year for ten years if the director retires after age 70.

                             EXECUTIVE COMPENSATION

     The following is the Summary Compensation Table for the Chief Executive Officer and four other top executive officers of Federal for compensation earned during the 1997 fiscal year:

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                    -----------------------
                                        ANNUAL COMPENSATION         RESTRICTED      NUMBER
            NAME AND                ----------------------------      STOCK           OF          ALL OTHER
       PRINCIPAL POSITION           YEAR     SALARY      BONUS      AWARDS(1)       OPTIONS    COMPENSATION(3)
       ------------------           ----     ------      -----      ----------      -------    ---------------
Joseph J. Ross..................    1997    $405,000    $294,500     $228,375       55,000         $45,197
  Chairman, President               1996     375,000     300,000      222,750       65,000          33,378
  and Chief Executive Officer       1995     348,000     334,080            0            0          68,208
Henry L. Dykema.................    1997     197,000     132,975       88,812       12,000           4,719
  Vice President and                1996     190,000     113,288       74,250       14,500           5,274
  Chief Financial Officer           1995     182,500      95,813      258,750(2)    20,000           3,670
Kim A. Wehrenberg...............    1997     165,000     111,375       88,812       12,000          14,291
  Vice President, General           1996     158,000      99,540       86,625       14,500          13,726
  Counsel and Secretary             1995     152,000     109,440            0            0          14,646
Richard L. Ritz.................    1997     115,000      67,922       50,750       10,000          12,353
  Vice President, Controller        1996     108,000      56,700       49,500       19,500          12,268
                                    1995     101,000      61,358            0            0          12,098
Robert W. Racic.................    1997     107,000      57,178       21,568        5,000           4,800
  Vice President, Treasurer         1996     103,000      54,075       22,275        2,000           4,500
                                    1995      99,000      57,544            0            0           4,500

---------------
(1) Stock awards generally vest 25% on each anniversary date after date of grant. The number and aggregate value of unvested stock awards as of December 31, 1997 were: for Mr. Ross 13,375 shares ($289,234), for Mr. Dykema 14,125 shares ($305,453), for Mr. Wehrenberg 5,375 shares ($116,243), for Mr. Ritz 3,125 shares ($67,578) and for Mr. Racic 1,363 shares ($29,474). Dividends are paid at the regular rate to these people on the unvested shares.

(2) Stock awards vest 25% on each anniversary date between the third and seventh year after date of grant.

(3) This compensation consists of the Company matching contribution under Federal's 401(k) savings plan in which most employees participate and supplemental savings and retirement plans and auto allowance which break out as follows, respectively, Mr. Ross $4,800, $16,337, $24,060, $0; Mr. Dykema $3,120, $1,599, $0, $0; Mr. Wehrenberg $4,800, $3,491, $0, $6,000; Mr. Ritz
    $4,800, $353, $0, $7,200; Mr. Racic $4,800, $0, $0, $0. Of these officers who put part of their bonus into the Company's supplemental savings plan, Mr. Wehrenberg invested $111,375, and Mr. Dykema invested $45,000 of their bonuses in Federal Signal stock.

                             EMPLOYMENT AGREEMENTS

     Federal has an employment agreement with Joseph J. Ross. The agreement continues until the December 31 following the employee's 65th birthday subject to earlier termination by either Federal or the employee. As of January 1, 1998, termination salary under this agreement was $405,000 for Mr. Ross and the annual salary of Mr. Ross, which is approved by the Compensation Committee, is not set by this employment agreement. In the discretion of the Board of Directors, annual compensation may be increased during the term of the agreement. If terminated by Federal under circumstances not involving cause, Federal would be obligated to pay in monthly installments an amount equal to the then applicable salary for one year (or, if less, the amount of minimum salary payable through the December 31 following such employee's 65th birthday). In the event of death prior to termination of employment, the employee's estate is entitled to receive in monthly installments an amount equal to one year's minimum compensation. Mr. Ross and Mr. Wehrenberg have change of control agreements. In the event Federal is subject to a "change of control" (as specifically defined), the agreements permit the employee to elect to terminate employment during a specified period and to receive termination payments calculated as if Federal had terminated employment without cause, except that such payment shall be based on three years' W-2 compensation rather than one. Upon termination of employment for any reason, each employee is obligated not to engage in specified competitive activities for a period of three years.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            GRANT DATE
                                   INDIVIDUAL GRANTS                                           VALUE
----------------------------------------------------------------------------------------   -------------
                                                           NUMBER OF
                                                           SECURITIES
                                                           UNDERLYING
                                                        OPTIONS GRANTED
                                                          12/11/97 AT        % OF TOTAL     GRANT DATE
                                                            $20.4375          OPTIONS      PRESENT VALUE
                                                       PER SHARE EXERCISE    GRANTED TO     $ BASED ON
                                                       OR BASE PRICE AND    EMPLOYEES IN   BLACK-SCHOLES
                        NAME                            EXPIRE 12/11/07     FISCAL YEAR      METHOD(2)
                        ----                           ------------------   ------------   -------------
Joseph J. Ross.......................................        55,000             13.4%        $269,775
Henry L. Dykema......................................        12,000              2.9%          58,860
Kim A. Wehrenberg....................................        12,000              2.9%          58,860
Richard L. Ritz......................................        10,000              2.5%          49,050
Robert W. Racic......................................         5,000              1.2%          24,525

---------------
(1) No SARs were granted. These options become 100% exercisable on the third anniversary date.

(2) The following assumptions were used under the Black-Scholes method: volatility .184; risk free rate of return 5.64%; dividend yield 2.3%; expected life, 6.7 years.

                   OPTION EXERCISES AND YEAR-END VALUE TABLE
    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUE

                                                                              NUMBER OF
                                                                             SECURITIES         VALUE OF
                                                                             UNDERLYING       UNEXERCISED
                                                                             UNEXERCISED      IN-THE-MONEY
                                                                             OPTIONS AT        OPTIONS AT
                                                                              FY-END(#)        FY-END($)
                                                                            -------------   ----------------
                                         SHARES ACQUIRED       VALUE        EXERCISABLE/      EXERCISABLE/
                 NAME                    ON EXERCISE(#)    REALIZED($)(1)   UNEXERCISABLE   UNEXERCISABLE(2)
                 ----                    ---------------   --------------   -------------   ----------------
Joseph J. Ross.........................      351,448(3)      $6,973,042        291,033         $2,027,526
                                                                                92,300             72,362
Henry L. Dykema........................            0                  0          7,250                  0
                                                                                39,250             39,250
Kim A. Wehrenberg......................       27,224            581,471         81,925            693,404
                                                                                19,250             14,250
Richard L. Ritz........................        8,168            148,614         42,387            258,380
                                                                                24,750             11,875
Robert W. Racic........................            0                  0         11,766             98,176
                                                                                 6,000              5,937

---------------
(1) Market value of underlying securities at exercise, minus the exercise or base price.

(2) "Spread" calculated by subtracting the exercise or base price from the closing stock price of $21.625 on December 31, 1997.

(3) Mr. Ross has a stock option exercise loan totaling $1,962,369, including $21,826 of interest in 1997 at 6.01%. Such loans are available to all employees participating in the Plan.

RETIREMENT PLANS

     Federal's Retirement Plan provides retirement benefits for salaried and hourly employees including officers. Contributions are made on an actuarial group basis, and no specific amount of contributions is set aside for any individual participant. Under the method of computing the annual contribution, the Internal Revenue Service's full funding limitation prohibits a contribution to the plan for 1997. The following table sets forth the approximate annual pension benefit based on years of service and compensation, but does not reflect dollar limitations under the Internal Revenue Code, as amended, which limits the annual benefits which may be paid from a tax qualified retirement plan. For employees covered by Federal's supplemental pension plan, amounts in excess of such limitations will be paid from the general funds of Federal, pursuant to the terms of such plan. The amount of pension benefits is reduced by one-half of the amount of available individual Social

Security benefits. Estimated credited years of service are as follows: Mr. Ross, 13.5, Mr. Dykema, 2; Mr. Wehrenberg, 10; Mr. Ritz, 12.5 and Mr. Racic, 23.75.

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

     Pursuant to Federal's supplemental pension plan, various officers of Federal are entitled to pension supplements which have the effect of assuring that, regardless of their actual years of service, if they remain in the employment of Federal until age 65, they will receive benefits as if they had been continuously employed by Federal since their thirty-fourth birthday. Giving effect to such pension supplements, the additional years of service credited under Federal's Supplemental Retirement Plan as of December 31, 1997 to Mr. Ross is 3 1/4 years. The supplemental pension benefit for Mr. Ross makes up the difference between his actual pension benefit and what it would have been with 30 years of service under the 1976 plan.

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

     The Company's total return to shareholders has been an average of about 9% per year for the last five years. The Company's performance in 1997 compared to 1996 was essentially flat; therefore, the Committee determined that there would be no salary increases for Mr. Ross and the other four officers for 1998.

     The officers' bonuses are tied directly to company performance. Bonus targets are established for the officers based on their level of responsibility. The amount of bonus to which an officer is entitled is based on Federal's pre-tax profits (before extraordinary items, interest on long-term debt and bonus payments) as a percentage of Federal's average stockholders' equity plus average long-term debt, as well as on goals for growth of the Company, except that the Committee used its discretion to reduce the 1997 bonus of Mr. Ross by $70,000 because of the Company's stock price decline and flat earnings in 1997. The officers' bonus targets remain the same for 1998. Therefore, if the Company's return on capital is the same as it was in 1997, the officers' bonuses will also be about the same for 1998. The 1997 bonus target achievement was 83%. The other officers' bonuses generally constitute about 40% of their cash compensation.

     The third major component of the officers' compensation consists of stock options and awards. This is long-term compensation which provides value to the officers based on the increased market value of the Company for all stockholders. For example, over the last ten years the total market value of the Company has increased about five-fold from about $200 million to approximately $1 billion of stockholder value. The Performance Graph on page 10 shows that Federal has out-performed the Standard & Poor Industrials and companies comparable to Federal in three of the last five years, but under performed them in the last two years. To give the officers an incentive to increase shareholder value and to compensate them in accordance with such increases in shareholder value, the Compensation Committee intends to grant the officers additional stock options and restricted stock awards in 1998. The Committee subjectively determines the number of shares to be granted and there is no mechanical relationship between the number of options and restricted share awards to be granted, nor is there a mechanical relationship to prior grants.

WALTER R. PEIRSON          J. PATRICK LANNAN, JR.         THOMAS N. McGOWEN, JR.

                                   [GRAPH]

        Measurement Period
      (Fiscal Year Covered)                FSC             S&P IND.             DJIDI
1992                                              100                100                100
1993                                              134                109                120
1994                                              133                113                107
1995                                              172                153                137
1996                                              175                187                175
1997                                              151                245                225

Assumes $100 invested on December 31, 1992 in Federal Signal Corporation Common Stock (FSC), S&P Industrials Index (S&P Ind.) and the Dow Jones Industrial - Diversified Index (DJIDI).

* Total return assumes reinvestment of dividends and is based on fiscal years ending December 31.

                    PROPOSED AMENDMENT TO STOCK BENEFIT PLAN

     On April 17, 1996 Federal's shareholders approved the Federal Signal Stock Benefit Plan (the "Plan") to provide stock options, awards and units to "key" employees of Federal, and below market stock options to Federal directors in lieu of director fees (the amount below market is equal to the amount of waived director fees). On December 11, 1997 the Board of Directors of Federal approved an amendment of the Plan, subject to shareholder approval, to expand participation in the Plan by deleting the definition of "key" employee. The purpose of this is to allow a greater number of employees to participate in the Plan therefore increasing their identification with shareholders and giving them an incentive to further increase the Company's shareholder value in the future similar to the almost five fold increase in value achieved over the last nine years. The amendment would also make directors eligible for full market priced options and benefits instead of just the below market stock options they can currently elect in lieu of directors fees. This will allow Federal, at a lower cost to the Company, to grant benefits to directors in lieu of the director retirement plan which the directors voted to phase out.

     For more information about the Plan, see the Executive Compensation section of this Proxy Statement and Note I, Stock Based Compensation of the attached Financial Statements.

     The following is the proposed amendment of the Plan showing the current Plan language being deleted by line outs and the language added by italics.

     4. ELIGIBILITY

          Benefits may be granted to key employees (which term shall be deemed to include officers) who on the Granting Date (or, with respect to Benefits that are not incentive stock options, within 30 days thereafter in the instance of newly hired employees) (i) are in the employ of the corporation or one of its then subsidiary corporations (the "subsidiaries"), as defined in Section 425 of the Internal Revenue Code of 1954, as amended (the "Code"), and Directors (ii) have administrative, managerial, supervisory, professional, scientific, engineering or similar responsibilities. Below market stock options may also be granted to any Director of the Corporation in lieu of part or all of their Directors' fees in accordance with Section 8 of this Plan.

     The Amendment will be effective upon the approval of a majority of the outstanding shares of Common stock voting at the meeting. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ADOPTION OF THE AMENDMENT TO THE PLAN.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Ernst & Young has been selected by Federal to serve as its independent public accountants for the fiscal year ending December 31, 1998. A representative of that firm will be present at the Annual Meeting with the opportunity to make a statement if he desires to do so and to respond to questions of stockholders. The appointment of the auditors is approved annually by the Board of Directors based upon the recommendation of the Audit Committee.

                          FUTURE STOCKHOLDER PROPOSALS

     In order to be considered for inclusion in the proxy statement for the 1999 Annual Meeting of Shareholders, stockholder proposals must be received by Federal on or before November 20, 1998.

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

                                          By order of the Board of Directors

                                          Kim A. Wehrenberg
                                          Secretary
                                          Federal Signal Corporation

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                               1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987
                               ----     ----     ----     ----     ----     ----     ----     ----     ----     ----     ----
Operating Results (dollars
  in millions):
  Net sales.................  $924.9   $896.4   $816.1   $677.2   $565.2   $518.2   $466.9   $439.4   $398.4   $361.4   $305.8
  Income before income taxes
    (a,b)...................  $ 84.8   $ 93.4   $ 77.3   $ 70.2   $ 58.8   $ 49.9   $ 45.6   $ 42.5   $ 34.6   $ 28.4   $ 23.8
  Income from continuing
    operations (a,b)........  $ 59.0   $ 62.0   $ 51.6   $ 46.8   $ 39.8   $ 34.5   $ 31.0   $ 28.1   $ 22.1   $ 18.2   $ 14.5
  Operating margin..........   10.8%    11.5%    11.8%    11.6%    11.3%    10.6%    10.8%    10.8%    10.6%     9.6%     8.6%
  Return on average common
    shareholders' equity
    (a,b)...................   20.6%    23.8%    22.0%    22.3%    21.0%    20.0%    20.0%    20.4%    18.7%    17.0%    14.5%
Common Stock Data (per
  share) (c):
  Income from continuing
    operations--diluted
    (d).....................  $ 1.29   $ 1.35   $ 1.13   $ 1.02   $ 0.86   $ 0.75   $ 0.67   $ 0.61   $ 0.48   $ 0.40   $ 0.31
  Cash dividends............  $ 0.67   $ 0.58   $ 0.50   $ 0.42   $ 0.36   $ 0.31   $ 0.27   $ 0.22   $ 0.19   $ 0.16   $ 0.15
  Market price range:
    High....................  $26 3/4  $28 1/4  $25 7/8  $21 3/8  $   21   $17 5/8  $15 3/16 $10 3/4  $7 1/8   $4 13/16 $4 15/16
    Low.....................  $19 7/8  $20 7/8  $19 5/8  $16 7/8  $15 3/4  $12 3/8  $9 1/4   $6 3/16  $4 1/4   $3 1/2   $2 7/8
  Average common shares
    outstanding (in
    thousands) (d)..........  45,840   45,885   45,776   45,948   46,155   46,157   46,126   46,038   46,103   45,639   47,137
Financial Position at
  Year-End (dollars in
  millions):
  Working capital (e).......  $ 41.6   $ 40.6   $ 48.8   $ 53.9   $ 52.8   $ 49.5   $ 44.9   $ 42.7   $ 63.8   $ 59.5   $ 53.9
  Current ratio (e).........     1.2      1.2      1.3      1.4      1.5      1.6      1.5      1.5      2.1      2.0      1.9
  Total assets..............  $727.9   $703.9   $620.0   $521.6   $405.7   $363.7   $341.2   $295.8   $271.3   $251.1   $233.3
  Long-term debt, net of
    current portion.........  $ 32.1   $ 34.3   $ 39.7   $ 34.9   $ 21.1   $ 16.2   $ 15.6   $ 15.8   $ 16.8   $ 18.6   $ 24.8
  Shareholders' equity......  $299.8   $272.8   $248.1   $220.3   $199.2   $179.0   $164.8   $146.4   $130.4   $115.5   $103.2
  Debt to capitalization
    ratio (e)...............     28%      28%      29%      22%       1%       2%       1%       2%      10%      18%      22%
Other (dollars in millions)
  (f):
  New business..............  $956.2   $924.6   $780.5   $700.3   $584.2   $510.3   $462.7   $467.6   $429.9   $382.4   $328.3
  Backlog...................  $308.2   $280.0   $251.4   $261.0   $221.8   $198.0   $203.2   $199.9   $171.7   $140.2   $119.2
  Net cash provided by
    operating activities....  $ 64.2   $ 61.4   $ 62.9   $ 53.8   $ 48.8   $ 40.2   $ 43.9   $ 48.3   $ 34.6   $ 22.5   $ 20.1
  Net cash (used for)
    investing activities....  $(38.4)  $(54.2)  $(88.1)  $(96.9)  $(38.1)  $(26.9)  $(47.8)  $(14.7)  $(24.1)  $(20.8)  $(37.7)
  Net cash provided by (used
    for) financing
    activities..............  $(27.5)  $ (4.1)  $ 29.9   $ 45.1   $(10.3)  $(11.2)  $  2.5   $(34.6)  $ (8.9)  $ (3.3)  $ 17.8
  Capital expenditures......  $ 19.6   $ 16.9   $ 15.7   $ 11.1   $ 10.1   $  8.8   $ 12.0   $  8.3   $  9.2   $  7.3   $  6.9
  Depreciation..............  $ 14.8   $ 13.2   $ 11.8   $ 10.3   $  9.2   $  8.7   $  8.2   $  7.8   $  7.9   $  7.1   $  5.5
  Employees.................   6,591    6,233    6,015    5,243    4,426    4,268    4,212    4,158    4,142    3,880    3,653

---------------
(a) in 1996, includes gain on sale of subsidiary of $4.7 million pre-tax, $2.8 million after-tax or $.06 per share
(b) in 1995, includes the impact of a nonrecurring charge for a litigation settlement of $6.7 million pre-tax, $4.2 million after-tax or $.09 per share
(c) reflects 10% stock dividends each paid in 1988 and 1989, 3-for-2 stock splits in 1990, 1991 and 1992, and a 4-for-3 stock split in 1994
(d) income from continuing operations--diluted and average common shares outstanding include the effects of shares issuable under the company's stock option program in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", issued in February 1997
(e) manufacturing operations only
(f) continuing operations only

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1997           1996
                                                                  ----           ----
                           ASSETS
  Manufacturing activities:
     Current assets
       Cash and cash equivalents............................  $ 10,686,000   $ 12,431,000
       Accounts receivable, net of allowances for doubtful
          accounts of $2,527,000 and $2,602,000,
          respectively......................................   142,973,000    141,203,000
       Inventories--Note B..................................   109,383,000    108,293,000
       Prepaid expenses.....................................     5,580,000      5,079,000
                                                              ------------   ------------
            Total current assets............................   268,622,000    267,006,000
     Properties and equipment--Note C.......................    84,709,000     82,825,000
     Other assets
       Intangible assets, net of accumulated amortization...   188,002,000    165,854,000
       Other deferred charges and assets....................    19,482,000     17,228,000
                                                              ------------   ------------
            Total manufacturing assets......................   560,815,000    532,913,000
                                                              ------------   ------------
  Financial services activities
     Lease financing and other receivables, net of
       allowances for doubtful accounts of $1,772,000 and
       $1,348,000, respectively, and net of unearned finance
       revenue--Note D......................................   167,090,000    170,988,000
                                                              ------------   ------------
            Total assets....................................  $727,905,000   $703,901,000
                                                              ============   ============
            LIABILITIES AND SHAREHOLDERS' EQUITY
  Manufacturing activities:
     Current liabilities
       Short-term borrowings--Note E........................  $ 86,158,000   $ 69,987,000
       Accounts payable.....................................    50,385,000     64,088,000
       Accrued liabilities
          Compensation and withholding taxes................    16,278,000     20,293,000
          Other.............................................    62,878,000     61,419,000
       Income taxes--Note F.................................    11,330,000     10,626,000
                                                              ------------   ------------
            Total current liabilities.......................   227,029,000    226,413,000
     Other liabilities
       Long-term borrowings--Note E.........................    32,110,000     34,311,000
       Deferred income taxes--Note F........................    23,581,000     22,183,000
                                                              ------------   ------------
            Total manufacturing liabilities.................   282,720,000    282,907,000
                                                              ------------   ------------
Financial services activities--Borrowings--Note E...........   145,413,000    148,205,000
                                                              ------------   ------------
            Total liabilities...............................   428,133,000    431,112,000
                                                              ------------   ------------
Shareholders' equity--Notes I and J
  Common stock, $1 par value, 90,000,000 shares authorized,
     46,501,000 and 45,986,000 shares issued,
     respectively...........................................    46,501,000     45,986,000
  Capital in excess of par value............................    61,029,000     57,138,000
  Retained earnings--Note E.................................   226,432,000    190,181,000
  Treasury stock, 895,000 and 668,000 shares, respectively,
     at cost................................................   (19,695,000)   (14,404,000)
  Deferred stock awards.....................................    (1,718,000)    (1,508,000)
  Foreign currency translation adjustment...................   (12,777,000)    (4,604,000)
                                                              ------------   ------------
            Total shareholders' equity......................   299,772,000    272,789,000
                                                              ------------   ------------
            Total liabilities and shareholders' equity......  $727,905,000   $703,901,000
                                                              ============   ============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                           1997            1996            1995
                                                           ----            ----            ----
Net sales..........................................    $924,912,000    $896,357,000    $816,127,000
  Costs and expenses
     Cost of sales.................................     634,068,000     619,951,000     567,772,000
     Selling, general and administrative...........     191,170,000     173,514,000     152,456,000
                                                       ------------    ------------    ------------
Operating income...................................      99,674,000     102,892,000      95,899,000
Interest expense...................................     (17,163,000)    (15,359,000)    (13,359,000)
Other income (expense), net--Notes K and L.........       2,336,000       5,882,000      (5,261,000)
                                                       ------------    ------------    ------------
Income before income taxes.........................      84,847,000      93,415,000      77,279,000
Income taxes--Note F...............................      25,878,000      31,382,000      25,669,000
                                                       ------------    ------------    ------------
Net income.........................................    $ 58,969,000    $ 62,033,000    $ 51,610,000
                                                       ============    ============    ============
Basic net income per share.........................    $       1.30    $       1.37    $       1.14
                                                       ============    ============    ============
Diluted net income per share.......................    $       1.29    $       1.35    $       1.13
                                                       ============    ============    ============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------
                                                        1997             1996             1995
                                                        ----             ----             ----
Operating activities
  Net income....................................    $  58,969,000    $  62,033,000    $  51,610,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Gain on sale of subsidiary.................                        (4,663,000)
     Depreciation...............................       14,789,000       13,201,000       11,806,000
     Amortization...............................        5,756,000        5,209,000        4,085,000
     Provision for doubtful accounts............        2,421,000        1,719,000        1,716,000
     Deferred income taxes......................        4,080,000        4,429,000        2,454,000
     Other, net.................................       (1,392,000)      (5,490,000)      (1,578,000)
     Changes in operating assets and liabilities
       net of effects from acquisitions of
       companies
       Accounts receivable......................       (8,688,000)     (15,256,000)      (6,368,000)
       Inventories..............................         (833,000)      (6,168,000)      (6,837,000)
       Prepaid expenses.........................         (528,000)         699,000         (669,000)
       Accounts payable.........................      (10,839,000)       5,416,000        3,676,000
       Accrued liabilities......................        3,073,000       (6,748,000)       4,454,000
       Income taxes.............................       (2,611,000)       6,980,000       (1,402,000)
                                                    -------------    -------------    -------------
          Net cash provided by operating
            activities..........................       64,197,000       61,361,000       62,947,000
                                                    -------------    -------------    -------------
Investing activities
  Purchases of properties and equipment.........      (19,611,000)     (16,889,000)     (15,701,000)
  Principal extensions under lease financing
     agreements.................................     (113,148,000)    (119,747,000)    (119,833,000)
  Principal collections under lease financing
     agreements.................................      116,622,000       96,294,000       99,536,000
  Payments for purchases of companies, net of
     cash acquired..............................      (29,601,000)     (27,615,000)     (46,611,000)
  Proceeds from sale of subsidiary..............                        13,500,000
  Other, net....................................        7,341,000          250,000       (5,478,000)
                                                    -------------    -------------    -------------
          Net cash used for investing
            activities..........................      (38,397,000)     (54,207,000)     (88,087,000)
                                                    -------------    -------------    -------------
Financing activities
  Addition to short-term borrowings, net........       13,601,000       28,892,000       50,970,000
  Principal payments on long-term borrowings....       (2,164,000)      (2,233,000)      (3,595,000)
  Principal extensions under long-term
     borrowings.................................                                          8,018,000
  Purchases of treasury stock...................      (10,204,000)      (6,275,000)      (4,130,000)
  Cash dividends paid to shareholders...........      (29,307,000)     (25,487,000)     (21,767,000)
  Other, net....................................          529,000        1,030,000          389,000
                                                    -------------    -------------    -------------
          Net cash provided by (used for)
            financing activities................      (27,545,000)      (4,073,000)      29,885,000
                                                    -------------    -------------    -------------
Increase (decrease) in cash and cash
  equivalents...................................       (1,745,000)       3,081,000        4,745,000
Cash and cash equivalents at beginning of
  year..........................................       12,431,000        9,350,000        4,605,000
                                                    -------------    -------------    -------------
Cash and cash equivalents at end of year........    $  10,686,000    $  12,431,000    $   9,350,000
                                                    =============    =============    =============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Federal Signal Corporation and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

     CASH EQUIVALENTS: The company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

     INVENTORIES: Inventories are stated at the lower of cost or market. At December 31, 1997 and 1996, approximately 56% and 51%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories are costed using the FIFO (first-in, first-out) method.

     PROPERTIES AND DEPRECIATION: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

     INTANGIBLE ASSETS: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $21,505,000 and $16,995,000 at December 31, 1997 and 1996, respectively. The company makes regular periodic assessments to determine if factors are present which indicate that an impairment of intangibles may exist. If factors indicate that an impairment may exist, the company makes an estimate of the related future cash flows. The undiscounted cash flows, excluding interest, are compared to the related book value including the intangibles. If such cash flows are less than the book value, the company makes an estimate of the fair value of the related business to determine the amount of impairment loss, if any, to be recorded as a reduction of the recorded intangibles.

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

     INCOME PER SHARE: In February 1997, Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", modified the calculations of income per share. This statement requires the calculation and disclosure of basic and diluted income per share. (See Note N.) All income per share and weighted average outstanding share amounts have been restated to conform to the requirements of SFAS No. 128.

NOTE B--INVENTORIES

     Inventories at December 31 are summarized as follows:

                                                          1997            1996
                                                          ----            ----
Finished goods....................................    $ 28,816,000    $ 23,154,000
Work in process...................................      25,043,000      29,088,000
Raw materials.....................................      55,524,000      56,051,000
                                                      ------------    ------------
Total inventories.................................    $109,383,000    $108,293,000
                                                      ============    ============

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     If the first-in, first-out cost method, which approximates replacement cost, had been used by the company, inventories would have aggregated $118,351,000 and $117,258,000 at December 31, 1997 and 1996, respectively.

NOTE C--PROPERTIES AND EQUIPMENT

     A comparative summary of properties and equipment at December 31 is as follows:

                                                         1997             1996
                                                         ----             ----
Land.............................................    $   5,134,000    $  5,250,000
Buildings and improvements.......................       40,190,000      40,044,000
Machinery and equipment..........................      142,043,000     132,099,000
Accumulated depreciation.........................     (102,658,000)    (94,568,000)
                                                     -------------    ------------
Total properties and equipment...................    $  84,709,000    $ 82,825,000
                                                     =============    ============

NOTE D--LEASE FINANCING AND OTHER RECEIVABLES

     As an added service to its customers, the company is engaged in financial services activities. These activities primarily consist of providing long-term financing for certain customers of the company's sign and vehicle operations. A substantial portion of the lease financing receivables of the Vehicle Group is due from municipalities. Financing is provided through sales-type lease contracts with terms that range typically as follows:

Sign-related leases.........................................     3-5 years
Vehicle-related leases......................................    2-10 years

     At the inception of the lease, the company records the product sales price and related costs and expenses of the sale. Financing revenues are included in income over the life of the lease. The amounts recorded as lease financing receivables represent amounts equivalent to normal selling prices less subsequent customer payments.

     Lease financing and other receivables will become due as follows:
$52,979,000 in 1998, $31,584,000 in 1999, $24,155,000 in 2000, $18,688,000 in
2001, $13,062,000 in 2002 and $28,394,000 thereafter. At December 31, 1997 and
1996, unearned finance revenue on these leases aggregated $29,219,000 and $30,408,000, respectively.

NOTE E--DEBT

     Short-term borrowings at December 31 consisted of the following:

                                                          1997            1996
                                                          ----            ----
Commercial paper..................................    $ 37,966,000    $ 13,987,000
Notes payable.....................................     191,581,000     198,807,000
Current maturities of long-term debt..............       2,024,000       5,398,000
                                                      ------------    ------------
Total short-term borrowings.......................    $231,571,000    $218,192,000
                                                      ============    ============

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     Long-term borrowings at December 31 consisted of the following:

                                                                   1997           1996
                                                                   ----           ----
4.25% unsecured note payable in quarterly installments
  ending in 2001............................................    $ 3,527,000    $ 5,057,000
7.59% unsecured note payable in 2001 ($4,000,000) and 2002
  ($8,000,000)..............................................     12,000,000     12,000,000
7.99% unsecured note payable in 2004........................     15,000,000     15,000,000
6.58% unsecured discounted notes payable in annual
  installments of $1,000,000 ending in 2001.................      3,607,000      4,374,000
Other.......................................................             --      3,278,000
                                                                -----------    -----------
                                                                 34,134,000     39,709,000
Less current maturities.....................................      2,024,000      5,398,000
                                                                -----------    -----------
Total long-term borrowings..................................    $32,110,000    $34,311,000
                                                                ===========    ===========

     Aggregate maturities of long-term debt amount to approximately $2,024,000 in 1998, $2,014,000 in 1999, $1,991,000 in 2000, $5,105,000 in 2001, $8,000,000
in 2002 and $15,000,000 thereafter. The company believes that the fair values of borrowings are not substantially different from recorded amounts.

     The 7.59% and 7.99% notes contain various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. At December 31, 1997, all of the company's retained earnings were free of any restrictions and the company was in compliance with the financial covenants of its debt agreements.

     The company paid interest of $16,800,000 in 1997, $15,350,000 in 1996 and $13,411,000 in 1995. Weighted average interest rates on short-term borrowings were 5.8% and 5.5% at December 31, 1997 and 1996, respectively. See Note H regarding the company's utilization of derivative financial instruments relating to outstanding debt.

     At December 31, 1997, the company had unused credit lines of $100,000,000, which expire on January 15, 2000. Commitment fees, paid in lieu of compensating balances, were insignificant.

NOTE F--INCOME TAXES

     The provisions for income taxes consisted of the following:

                                                             1997          1996          1995
                                                             ----          ----          ----
         CURRENT:
           Federal......................................  $17,034,000   $23,452,000   $20,582,000
           Foreign......................................    2,138,000       362,000       340,000
           State and local..............................    2,626,000     3,139,000     2,293,000
                                                          -----------   -----------   -----------
                                                           21,798,000    26,953,000    23,215,000
         DEFERRED:
           Federal......................................    1,712,000     3,254,000     1,293,000
           Foreign......................................    1,994,000       863,000       908,000
           State and local..............................      374,000       312,000       253,000
                                                          -----------   -----------   -----------
                                                            4,080,000     4,429,000     2,454,000
                                                          -----------   -----------   -----------
         Total income taxes.............................  $25,878,000   $31,382,000   $25,669,000
                                                          ===========   ===========   ===========

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                                              1997   1996   1995
                                                              ----   ----   ----
Statutory federal income tax rate...........................  35.0%  35.0%  35.0%
State income taxes, net of federal tax benefit..............   2.3    2.4    2.1
Tax-exempt interest.........................................  (3.1)  (2.5)  (2.8)
Foreign sales corporation tax benefits......................  (1.7)  (0.7)  (0.8)
Other, net..................................................  (2.0)  (0.6)  (0.3)
                                                              ----   ----   ----
Effective income tax rate...................................  30.5%  33.6%  33.2%
                                                              ====   ====   ====

     The company had net current deferred income tax benefits of $201,000 and $2,883,000 recorded in the balance sheet at December 31, 1997 and 1996, respectively. The company paid income taxes of $23,354,000 in 1997, $20,509,000 in 1996 and $24,940,000 in 1995.

     Net deferred tax liabilities (assets) comprised the following at December 31, 1997: Depreciation and amortization--$23,739,000; revenue recognized on lease financing receivables and custom manufacturing contracts--$6,681,000; accrued pension benefits--$2,001,000; accrued expenses deductible in future periods--$(6,892,000); and other--$(2,149,000).

     Net deferred tax liabilities (assets) comprised the following at December 31, 1996: Depreciation and amortization--$20,205,000; revenue recognized on lease financing receivables and custom manufacturing contracts--$4,750,000; accrued expenses deductible in future periods--$(4,910,000); and other--$(745,000).

     Income before income taxes consisted of the following:

                                                           1997          1996          1995
                                                           ----          ----          ----
United States.........................................  $72,165,000   $90,678,000   $73,932,000
Non-U.S...............................................   12,682,000     2,737,000     3,347,000
                                                        -----------   -----------   -----------
                                                        $84,847,000   $93,415,000   $77,279,000
                                                        ===========   ===========   ===========

NOTE G--POSTRETIREMENT BENEFITS

     The company and its subsidiaries sponsor a number of defined benefit retirement plans covering certain of its salaried employees and hourly employees not covered by plans under collective bargaining agreements. Benefits under these plans are primarily based on final average compensation and years of service as defined within the provisions of the individual plans. The company's policy is to contribute amounts sufficient to meet the minimum funding requirements of applicable laws and regulations. The company also participates in several multiemployer retirement plans that provide defined benefits to employees under certain collective bargaining agreements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

U.S. BENEFIT PLANS

     Pension expense (credit) is summarized as follows:

                                                           1997          1996          1995
                                                           ----          ----          ----
Company-sponsored plans
  Service cost........................................  $ 2,103,000   $ 2,208,000   $ 1,452,000
  Interest cost.......................................    3,536,000     3,304,000     2,864,000
  Return on plan assets...............................   (6,537,000)   (6,769,000)   (9,054,000)
  Other amortization and deferral.....................     (303,000)      551,000     3,664,000
                                                        -----------   -----------   -----------
                                                         (1,201,000)     (706,000)   (1,074,000)
Multiemployer plans...................................      618,000       550,000       465,000
                                                        -----------   -----------   -----------
Total pension expense (credit)........................  $  (583,000)  $  (156,000)  $  (609,000)
                                                        ===========   ===========   ===========

     The following summarizes the funded status of the company-sponsored plans at December 31, 1997 and 1996 and the major assumptions used to determine these amounts.

                                                                   PLANS IN WHICH
                                                                   --------------
                                                              PLAN ASSETS   ABO EXCEEDS
                                                              EXCEED ABO    PLAN ASSETS
                                                              -----------   -----------
                                                                        1997
                                                              -------------------------
Actuarial present value of:
  Vested benefit obligation.................................  $34,410,000   $5,819,000
  Nonvested benefits........................................    1,602,000      152,000
                                                              -----------   ----------
Accumulated benefit obligation (ABO)........................  $36,012,000   $5,971,000
                                                              ===========   ==========
Actuarial present value of projected benefit obligation.....  $47,166,000   $5,971,000
Plan assets at market value.................................   55,403,000    5,487,000
                                                              -----------   ----------
Plan assets in excess of (less than) projected benefit
  obligation................................................    8,237,000     (484,000)
Unrecognized net (asset) obligation at January 1, 1997......   (2,100,000)     253,000
Unrecognized net experience (gain) loss.....................   (2,657,000)     640,000
                                                              -----------   ----------
Net pension asset...........................................  $ 3,480,000   $  409,000
                                                              ===========   ==========

                                                                        1996
                                                              -------------------------
Actuarial present value of:
  Vested benefit obligation.................................  $27,873,000   $5,180,000
  Nonvested benefits........................................    1,446,000      136,000
                                                              -----------   ----------
Accumulated benefit obligation (ABO)........................  $29,319,000   $5,316,000
                                                              ===========   ==========
Actuarial present value of projected benefit obligation.....  $38,645,000   $5,316,000
Plan assets at market value.................................   50,644,000    5,122,000
                                                              -----------   ----------
Plan assets in excess of (less than) projected benefit
  obligation................................................   11,999,000     (194,000)
Unrecognized net (asset) obligation at January 1, 1996......   (2,363,000)     316,000
Unrecognized net experience (gain) loss.....................   (7,634,000)     112,000
                                                              -----------   ----------
Net pension asset...........................................  $ 2,002,000   $  234,000
                                                              ===========   ==========

     Plan assets consist principally of a broadly diversified portfolio of equity securities, corporate and U.S. government obligations and guaranteed-return insurance contracts. Included in plan assets at December 31, 1997 and 1996 were 653,400 shares of the company's common stock valued at $14,130,000 and $16,907,000, respectively. Dividends paid on the company's common stock to the pension trusts aggregated $423,000 and $366,000, respectively, for the years ended December 31, 1997 and 1996.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     The following significant assumptions were used in determining pension costs for the years ended December 31, 1997, 1996 and 1995:

                                                              1997    1996    1995
                                                              ----    ----    ----
Discount rate.............................................    7.8%    7.2%    8.9%
Rate of increase in compensation levels...................      4%      4%      5%
Expected long-term rate of return on plan assets..........     12%     12%     11%

     The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 1997 and 1996 were 7.2% and 7.8%, respectively.

     The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans, including the plans of companies acquired during the three-year period ended December 31, 1997, was $3,768,000 in 1997, $3,711,000 in 1996 and $2,975,000 in 1995.

     The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The corporation will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost. Accumulated postretirement benefit liabilities of $2,975,000 and $2,688,000 at December 31, 1997 and 1996, respectively, were fully accrued. The net periodic postretirement benefit costs have not been significant during the three-year period ended December 31, 1997.

NON-U.S. BENEFIT PLAN

     The company acquired Victor Products in June 1996. Victor Products sponsors a defined benefit plan for substantially all of its employees in the United Kingdom. Benefits under this plan are based on final compensation and years of service as defined within the provisions of the plan.

     Net periodic pension expense under the plan is not significant. The following table presents the funded status of the plan at September 30, 1997 and 1996.

                                                           1997           1996
                                                           ----           ----
Actuarial present value:
  Vested benefit obligation.........................    $30,934,000    $25,441,000
  Nonvested benefits................................             --             --
                                                        -----------    -----------
Accumulated benefit obligation (ABO)................    $30,934,000    $25,441,000
                                                        ===========    ===========
Actuarial present value of projected benefit
  obligation........................................    $32,026,000    $26,067,000
Plan assets at market value.........................     36,397,000     32,014,000
                                                        -----------    -----------
Plan assets in excess of projected benefit
  obligation........................................      4,371,000      5,947,000
Unrecognized net experience loss (gain).............        733,000     (1,579,000)
                                                        -----------    -----------
Net pension asset...................................    $ 5,104,000    $ 4,368,000
                                                        ===========    ===========

     Plan assets consist principally of a broadly diversified portfolio of equity securities, U.K. government obligations and fixed interest securities. The discount rates used to determine the actuarial present value of the pension obligation at September 30, 1997 and 1996 were 7.5% and 8.5%, respectively.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

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

     At December 31, 1997, the company had three agreements with financial institutions to swap interest rates.

     The first agreement is based on a notional amount of $25,000,000. This agreement commenced in January 1997 and expires in January 1999, at which time the counterparty has the one-time right to extend the swap through January 2001. The company will pay interest at a fixed rate of 5.99% and receive interest at the three-month LIBOR rate.

     The second agreement is also based on a notional amount of $25,000,000. This agreement commenced in January 1997 and expires in January 2000. The company will pay interest at a fixed rate of interest of 5.92% and will receive interest at the three-month LIBOR rate, with a cap on the LIBOR rate of 7.50% throughout the entire term of the swap.

     The third agreement is based on a notional amount of $50,000,000. This agreement commenced in October 1997 and expires in October 1999. The company pays interest at a fixed rate of 5.25% and receives interest at the three-month LIBOR rate. The agreement allows the counterparty to extend the swap at the same interest rate terms for successive three-month periods beginning in October 1999 and ending in October 2007. If at any three-month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party.

     At December 31, 1996, the company had similar swap agreements on notional amounts totalling $185 million. The differential between the amount received and the amount paid is accrued as interest rates change and recognized as an adjustment to interest expense; the related amount payable to or receivable from the counterparties is included in accrued liabilities or other assets. The estimated cost to terminate these agreements was $735,000 and $231,000 at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the company had foreign currency forward exchange contracts designated and effective as hedges which become due in various amounts and at various dates through 1998 totaling $9,073,000. At December 31, 1996 such contracts totalled $13,206,000. All such contracts at December 31, 1997 and 1996 were for the purpose of hedging purchase or sales commitments. Unrealized gains and losses on the forward exchange contracts are deferred and will be recognized in income in the same period as the hedged transaction. The differences between the contract values and the fair values were insignificant at December 31, 1997 and 1996.

NOTE I--STOCK-BASED COMPENSATION

     The company's stock benefit plans, approved by the company's shareholders, authorize the grant of benefit shares or units to key employees and directors. The plan approved in 1988 authorizes, until May 1998, the grant of up to 2,737,500 benefit shares or units (as adjusted for subsequent stock splits and dividends). The plan approved in 1996 authorizes the grant of up to 1,000,000 benefit shares or units until April 2006. These share or unit amounts exclude amounts that were issued under predecessor plans. Benefit shares or units include stock options, both incentive and non-incentive, stock awards and other stock units.

     Stock options are primarily granted at the fair market value of the shares on the date of grant and become exercisable one year after grant at a rate of one-half annually and are exercisable in full on the second anniversary date. All options and rights must be exercised within ten years from date of grant. At the

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES company's discretion, vested stock option holders are permitted to elect an alternative settlement method in lieu of purchasing common stock at the option price. The alternative settlement method permits the employee to receive, without payment to the company, cash, shares of common stock or a combination thereof equal to the excess of market value of common stock over the option purchase price.

     The company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recognized when the exercise price of stock options equals the market price of the underlying stock on the date of grant.

     Stock option activity for the three-year period ended December 31, 1997 follows (number of shares in 000's, prices in dollars per share):

                                       OPTION SHARES        WEIGHTED-AVERAGE PRICE
                                   ---------------------   ------------------------
                                   1997    1996    1995     1997     1996     1995
                                   ----    ----    ----     ----     ----     ----
Outstanding at beginning of
  year...........................  2,185   1,792   1,815   $14.49   $11.54   $11.22
Granted..........................    411     519      41   $20.80   $24.13   $21.06
Canceled or expired..............    (36)    (16)     (9)  $23.47   $21.24   $18.25
Exercised........................   (524)   (110)    (55)  $ 5.27   $10.93   $ 7.32
                                   -----   -----   -----
Outstanding at end of year.......  2,036   2,185   1,792   $17.98   $14.49   $11.54
                                   =====   =====   =====
Exercisable at end of year.......  1,332   1,609   1,615   $16.09   $11.43   $10.81
                                   =====   =====   =====

     For options outstanding at December 31, 1997, the number (in thousands), weighted-average exercise prices in dollars per share, and weighted-average remaining terms were as follows:

                                         PERIOD IN WHICH OPTIONS WERE GRANTED
                                 -----------------------------------------------------
                                 97-96    95-94    93-92    91-90    89-88   AGGREGATE
                                 -----    -----    -----    -----    -----   ---------
Number.........................     889      220      348      452     127     2,036
Exercise price range:
  High.........................  $25.38   $24.38   $20.62   $13.69   $6.92    $25.38
  Low..........................  $20.44   $16.00   $12.09   $ 6.61   $3.70    $ 3.70
Weighted-average:
  Exercise price...............  $22.61   $19.76   $17.80   $11.63   $5.62    $17.98
  Remaining term (years).......       9        7        5        3       2         7

     The weighted average fair value of options granted was $5.06 and $6.13 per share during 1997 and 1996, respectively. The fair value of those options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1996; risk free interest rates of 5.6% and 6.2%, respectively; dividend yield of 2.3%; market volatility of the company's common stock of .18; and a weighted average expected life of the options of approximately 7 years. The aggregate number and fair value of shares granted in 1995 were insignificant. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. On a pro forma basis, the company's net income would have been $57,930,000 or $1.26 per share for the year ended December 31, 1997, and $61,569,000 or $1.34 per share for the year ended December 31, 1996. The pro forma impact of options granted in 1995 on net income and net income per share for the year ended December 31, 1995, was insignificant. The calculated pro forma impact on 1997, 1996 and 1995 net income and net income per share are not necessarily indicative of future amounts until application of the disclosure rules are applied to all outstanding, nonvested awards.

     The intent of the Black-Scholes option valuation model is to provide estimates of fair values of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the use of highly subjective assumptions including expected stock price volatility. The company has utilized the

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

Black-Scholes method to produce the pro forma disclosures required under Financial Accounting Standard No. 123, "Accounting and Disclosure of Stock-Based Compensation". In management's opinion, existing valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the company's employee stock options have significantly different characteristics from those of traded options and the assumptions used in applying option valuation methodologies, including the Black-Scholes model, are highly subjective.

     Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period. The company granted stock award shares of 45,000 in 1997, 56,000 in 1996 and 10,000 in 1995. The
fair values of these shares were $1,181,000, $1,385,000 and $202,000, respectively. Compensation expense related to stock award shares recorded during these periods was $971,000, $932,000 and $844,000, respectively.

     Under the 1988 plan, 383,000 benefit shares or units were available for future grant at December 31, 1995 with none available for future grant at December 31, 1996 and 1997. Under the 1996 plan, 697,000 benefit shares or units were available for future grant at December 31, 1996 with 258,000 available for future grant at December 31, 1997.

NOTE J--SHAREHOLDERS' EQUITY

     The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     The changes in shareholders' equity for each of the three years in the period ended December 31, 1997 were as follows:

                                                                                                                      FOREIGN
                                              COMMON      CAPITAL IN                                   DEFERRED       CURRENCY
                                               STOCK       EXCESS OF      RETAINED       TREASURY        STOCK      TRANSLATION
                                             PAR VALUE     PAR VALUE      EARNINGS        STOCK         AWARDS       ADJUSTMENT
                                             ---------    ----------      --------       --------      --------     -----------
Balance at December 31, 1994--
  45,767,000 shares issued................  $45,767,000   $53,756,000   $133,138,000   $ (7,880,000)  $(1,688,000)  $ (2,779,000)
Net income................................                                51,610,000
Cash dividends declared...................                               (22,653,000)
Exercise of stock options:
  Cash proceeds...........................       42,000       312,000
  Exchange of shares......................       14,000        38,000                       (52,000)
Stock awards granted......................       10,000       192,000                                    (202,000)
Tax benefits related to stock compensation
  plans...................................                    247,000
Retirement of treasury stock..............      (19,000)     (437,000)                      456,000
Purchases of 147,000 shares of treasury
  stock...................................                                               (3,068,000)
Amortization of deferred stock awards.....                                                                844,000
Foreign currency translation adjustment...                                                                               464,000
Other.....................................       18,000       356,000                      (405,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 1995--
  45,832,000 shares issued................   45,832,000    54,464,000    162,095,000    (10,949,000)   (1,046,000)    (2,315,000)
Net income................................                                62,033,000
Cash dividends declared...................                               (33,947,000)
Exercise of stock options:
  Cash proceeds...........................       97,000     1,053,000
  Exchange of shares......................       13,000        39,000                       (52,000)
Stock awards granted......................       56,000     1,329,000                                  (1,385,000)
Tax benefits related to stock compensation
  plans...................................                    541,000
Retirement of treasury stock..............      (12,000)     (276,000)                      288,000
Purchases of 126,000 shares of treasury
  stock...................................                                               (3,455,000)
Amortization of deferred stock awards.....                                                                932,000
Foreign currency translation adjustment...                                                                            (2,289,000)
Other.....................................                    (12,000)                     (236,000)       (9,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 1996--
  45,986,000 shares issued................   45,986,000    57,138,000    190,181,000    (14,404,000)   (1,508,000)    (4,604,000)
Net income................................                                58,969,000
Cash dividends declared...................                               (22,718,000)
Exercise of stock options:
  Cash proceeds...........................      294,000     1,571,000
  Exchange of shares......................      230,000       672,000                      (902,000)
Stock awards granted......................       45,000     1,136,000                                  (1,181,000)
Tax benefits related to stock compensation
  plans...................................                  1,805,000
Retirement of treasury stock..............      (54,000)   (1,293,000)                    1,347,000
Purchases of 227,000 shares of treasury
  stock...................................                                               (5,291,000)
Amortization of deferred stock awards.....                                                                971,000
Foreign currency translation adjustment...                                                                            (8,173,000)
Other.....................................                                                 (445,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 1997--
  46,501,000 shares issued................  $46,501,000   $61,029,000   $226,432,000   $(19,695,000)  $(1,718,000)  $(12,777,000)
                                            ===========   ===========   ============   ============   ===========   ============

     In June 1988, the company declared a dividend distribution of one preferred share purchase right on each share of common stock outstanding on and after July 5, 1988. The rights are not exercisable until the rights distribution date, defined as the earlier of: 1) the tenth day following a public announcement that a person or group of affiliated or associated persons acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock or 2) the tenth day following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding common shares. Each right, when exercisable, entitles the holder to purchase from the company one one-hundredth of a share of Series A Preferred stock of the company at a price of $90 per one one-hundredth of a preferred share, subject to

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES adjustment. The company is entitled to redeem the rights at $.10 per right, payable in cash or common shares, at any time prior to the expiration of twenty days following the public announcement that a 20% position has been acquired. In the event that the company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The rights expire on July 5, 1998 unless earlier redeemed by the company. Until exercised, the holder of a right, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

NOTE K--ACQUISITIONS AND DIVESTITURE

     During the three-year period ended December 31, 1997, the company made the following acquisitions, principally all for cash. In July 1997, the company acquired the equity of Pauluhn Electric Mfg. Co. ("Pauluhn"). Pauluhn, based near Houston, Texas, is a manufacturer and marketer of hazardous area and explosion proof electrical products. In October 1997, the company also acquired the equity of Akusta IFE, Ltd. ("Akusta"). Akusta, based in the United Kingdom, is a supplier of microprocessor based public address, general alarm, paging and intercom systems for use in hazardous environments. As a result of the 1997 acquisitions, the company recorded approximately $6.6 million of working capital, $.8 million of fixed and other assets and $29.2 million of costs in excess of fair value. The assigned values of these acquisitions are based on preliminary estimates. In June 1996, the company acquired the equity of Victor Industries Limited ("Victor Products"). Victor Products, headquartered in Newcastle, England, is a manufacturer of hazardous area industrial lighting products. The company also made two small Tool Group acquisitions during the year. As a result of the 1996 acquisitions, the company recorded approximately $3.6 million of working capital, $10.2 million of fixed and other assets and $19.0 million of costs in excess of fair values. In August 1995, the company acquired the net operating assets of Bronto Skylift Oy Ab ("Bronto"), a Finland-based manufacturer of truck-mounted aerial access platforms for the fire rescue and industrial markets. In December 1995, the company acquired the assets of the Target Tech brand of warning lights from Dominion Automotive Industries. Target Tech, now located in Illinois, manufactures amber signaling products for construction and access vehicles. In addition to Bronto and Target Tech, the company also made some small Safety Products Group acquisitions during 1995. As a result of the 1995 acquisitions, the company recorded approximately $12.7 million of working capital, $12.8 million of fixed and other assets and $36.6 million of costs in excess of fair values.

     All of the acquisitions in the three-year period ended December 31, 1997 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 1997 and 1996 acquisitions occurred January 1, 1996, the company estimates that consolidated net sales would have increased 2% and 4% in 1997 and 1996, respectively, while net income would have increased 1% in 1997 and 2% in 1996.

     In December 1996, the company sold Bassett Rotary Tool ("Bassett"), its rotary carbide cutting tool subsidiary for cash. Sales and operating income of the divested subsidiary in 1996 were $9.4 million and $1.6 million, respectively. This transaction did not have a material effect on the results of operations of any of the years presented and the consolidated statements of income have not been restated.

NOTE L--LEGAL PROCEEDINGS

     On December 29, 1995, the company settled a lawsuit with Duravision, Inc. and Manufacturers Product Research Group of North America, Inc. for $6.7 million. As a result of the settlement, the company recorded a pre-tax charge included in other income and expense, the after-tax effect of which was $4.2 million, or

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

$0.09 per share. The resolution of this case will have no effect on the company's future operating performance as it involved a discontinued product line. The company is actively seeking recoveries from its original trial counsel.

     The company is subject to various claims, other pending and possible legal actions for product liability and other damages and other matters arising out of the conduct of the company's business. The company believes, based on current knowledge and after consultation with counsel, that the outcome of such claims and actions will not have a material adverse effect on the company's consolidated financial position or the results of operations.

NOTE M--SEGMENT INFORMATION

     The principal activities of the company's primary industry segments are as follows:

     SAFETY PRODUCTS GROUP: The Safety Products Group produces a variety of visual and audible warning and signal devices; paging, local signaling, and building security, parking and access control systems; hazardous area lighting; and equipment for storage, transfer, use and disposal of flammable and hazardous materials. The group's products are sold primarily to industrial, municipal and government customers.

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

     VEHICLE GROUP: The Vehicle Group manufactures chassis; fire trucks including Class A pumpers, mini-pumpers and tankers; airport and other rescue vehicles, aerial access platforms and aerial ladder trucks; a variety of self-propelled street cleaning vehicles; vacuum loader vehicles and municipal catch basin/sewer cleaning vacuum trucks. The Vehicle Group sells primarily to municipal customers, volunteer fire departments and government customers.

     Total revenue by business segment reflects sales to unaffiliated customers, as reported in the company's consolidated statements of income. Operating income includes all costs and expenses directly related to the segment involved. In determining operating income, neither corporate nor interest expenses were included. Business segment depreciation expense, identifiable assets and capital expenditures relate to those assets that are utilized by the respective business segment. Corporate assets consist principally of cash and cash equivalents, notes and other receivables and fixed assets. See Note K for a discussion of the company's acquisition and divestiture activity during the three-year period ended December 31, 1997.

     Non-U.S. sales, including export and non-U.S. operations, aggregated $261,218,000 in 1997, $223,870,000 in 1996 and $188,094,000 in 1995. Export
sales aggregated $89,163,000 in 1997, $95,488,000 in 1996 and $85,241,000 in
1995.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     A summary of the company's operations by segment for the three-year period ended December 31, 1997 is as follows:

                                                           1997            1996            1995
                                                           ----            ----            ----
Net sales
  Safety Products..................................    $221,624,000    $196,567,000    $160,669,000
  Sign.............................................      66,349,000      82,342,000      71,170,000
  Tool.............................................     139,431,000     140,911,000     131,776,000
  Vehicle..........................................     497,508,000     476,537,000     452,512,000
                                                       ------------    ------------    ------------
     Total net sales...............................    $924,912,000    $896,357,000    $816,127,000
                                                       ============    ============    ============
Operating income
  Safety Products..................................    $ 29,779,000    $ 30,467,000    $ 28,931,000
  Sign.............................................       3,306,000       6,743,000       6,131,000
  Tool.............................................      30,841,000      31,693,000      28,454,000
  Vehicle..........................................      42,771,000      40,681,000      39,191,000
  Corporate expense................................      (7,023,000)     (6,692,000)     (6,808,000)
                                                       ------------    ------------    ------------
     Total operating income........................      99,674,000     102,892,000      95,899,000
Interest expense...................................     (17,163,000)    (15,359,000)    (13,359,000)
Other income (expense).............................       2,336,000       5,882,000      (5,261,000)
                                                       ------------    ------------    ------------
Income before income taxes.........................    $ 84,847,000    $ 93,415,000    $ 77,279,000
                                                       ============    ============    ============
Depreciation
  Safety Products..................................    $  5,123,000    $  3,983,000    $  3,348,000
  Sign.............................................       1,468,000       1,368,000       1,341,000
  Tool.............................................       3,272,000       3,068,000       2,740,000
  Vehicle..........................................       4,889,000       4,711,000       4,336,000
  Corporate........................................          37,000          71,000          41,000
                                                       ------------    ------------    ------------
     Total depreciation............................    $ 14,789,000    $ 13,201,000    $ 11,806,000
                                                       ============    ============    ============
Identifiable assets
  Manufacturing activities
     Safety Products...............................    $199,113,000    $164,296,000    $124,765,000
     Sign..........................................      21,485,000      25,510,000      22,303,000
     Tool..........................................      80,554,000      81,368,000      71,312,000
     Vehicle.......................................     248,470,000     251,949,000     244,581,000
     Corporate.....................................      11,193,000       9,790,000       9,463,000
                                                       ------------    ------------    ------------
       Total manufacturing activities..............     560,815,000     532,913,000     472,424,000
                                                       ------------    ------------    ------------
  Financial services activities
     Sign..........................................      10,547,000      18,790,000      18,715,000
     Vehicle.......................................     156,543,000     152,198,000     128,820,000
                                                       ------------    ------------    ------------
     Total financial services activities...........     167,090,000     170,988,000     147,535,000
                                                       ------------    ------------    ------------
  Total identifiable assets........................    $727,905,000    $703,901,000    $619,959,000
                                                       ============    ============    ============
Capital expenditures
  Safety Products..................................    $  8,232,000    $  5,445,000    $  3,173,000
  Sign.............................................       1,430,000       1,696,000       1,454,000
  Tool.............................................       5,127,000       4,423,000       7,104,000
  Vehicle..........................................       4,739,000       5,249,000       3,958,000
  Corporate........................................          83,000          76,000          12,000
                                                       ------------    ------------    ------------
     Total capital expenditures....................    $ 19,611,000    $ 16,889,000    $ 15,701,000
                                                       ============    ============    ============

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

     A summary of the company's operations by geographic area for the three-year period ended December 31, 1997 is as follows:

                                                         1997           1996           1995
                                                         ----           ----           ----
UNITED STATES
  Net sales........................................  $752,857,000   $767,975,000   $713,274,000
  Operating income.................................    85,849,000     99,547,000     92,929,000
  Identifiable assets..............................   576,972,000    562,595,000    515,725,000
ALL NON-U.S. (principally Europe)
  Net sales........................................  $172,055,000   $128,382,000   $102,853,000
  Operating income.................................    13,825,000      3,345,000      2,970,000
  Identifiable assets..............................   150,933,000    141,306,000    104,234,000

NOTE N--EARNINGS PER SHARE

     The following table summarizes the information used in computing basic and diluted income per share:

                                                               YEAR ENDING DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1996          1995
                                                           ----          ----          ----
Numerator for both basic and diluted income per share
  computations--net income............................  $58,969,000   $62,033,000   $51,610,000
                                                        ===========   ===========   ===========
Denominator for basic income per share--weighted
  average shares outstanding..........................   45,332,000    45,362,000    45,313,000
Effect of employee stock options (dilutive potential
  common shares)......................................      508,000       523,000       463,000
                                                        -----------   -----------   -----------
Denominator for diluted income per share--adjusted
  shares..............................................   45,840,000    45,885,000    45,776,000
                                                        ===========   ===========   ===========

NOTE O--COMMITMENTS

     The company leases certain facilities and equipment under operating leases, some of which contain options to renew. Total rental expense on all operating leases was $7,613,000 in 1997, $7,671,000 in 1996 and $6,717,000 in 1995.
Sublease income and contingent rentals relating to operating leases were insignificant. At December 31, 1997, minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $31,873,000 payable as follows: $6,779,000 in 1998, $5,460,000 in
1999, $3,862,000 in 2000, $2,677,000 in 2001, $1,873,000 in 2002 and $11,222,000
thereafter.

NOTE P--SELECTED QUARTERLY DATA (UNAUDITED)

                                                     FOR THE THREE-MONTH PERIOD ENDED
                          ---------------------------------------------------------------------------------------
                                             1997                                         1996
                          ------------------------------------------   ------------------------------------------
                           MARCH       JUNE     SEPTEMBER   DECEMBER    MARCH       JUNE     SEPTEMBER   DECEMBER
                             31         30         30          31         31         30         30          31
                           -----       ----     ---------   --------    -----       ----     ---------   --------
                                            (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Net sales...............  $224,485   $236,156   $229,318    $234,953   $210,793   $232,272   $230,348    $222,944
Gross margin............    70,424     77,263     71,764     71,393      63,130     70,421     70,676      72,179
Net income..............    13,616     16,059     15,970     13,324      11,851     15,978     15,887      18,317(a)
Per share data:
  Net income--diluted...       .30        .35        .35        .29         .26        .35        .35         .40(a)
  Dividends paid........     .1675      .1675      .1675      .1675        .145       .145       .145        .145
  Market price range
    High................    26 3/4     26 3/8    26 7/16     25 1/2      27 5/8     27 1/4     24 5/8      28 1/4
    Low.................    23 1/4     23 5/8    24 3/16     19 7/8      23 3/4     22 1/2     20 7/8      23 1/8

---------------
(a) includes after-tax gain on sale of subsidiary of $2.8 million or $.06 per share (see Note K)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Federal Signal Corporation

     We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                             Ernst & Young LLP

Chicago, Illinois
January 26, 1998

                           FEDERAL SIGNAL CORPORATION

                                FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

     In 1997, Federal Signal Corporation's net sales increased to $924.9 million, 3% higher than 1996's $896.4 million. Net income in 1997 was $59.0 million, or $1.29 per share on a diluted basis. This compares to 1996's net income of $62.0 million, or $1.35 per share, which included a $2.8 million, or $.06 per share, after-tax gain on the sale of a small tool business. Excluding this item in 1996, income and diluted income per share were essentially even with 1996's results. Sales in 1996 increased 10% above the $816.1 million recorded in 1995 while net income increased 20% in 1996 over the $51.6 million achieved in 1995. Net income in 1995 included a nonrecurring after-tax charge of $4.2 million, or $.09 per share, related to a litigation settlement. Excluding this charge in 1995 and the after-tax gain in 1996 from the sale of the small tool subsidiary, 1996 earnings increased 6% to $59.2 million, or $1.29 per share, in 1996 from $55.8 million, or $1.22 per share, in 1995.

     The 1997 sales increase of 3% resulted from price increases of 2%, a 2% increase resulting from acquisitions of businesses and a 1% decline in volume. Sales to customers in the United States declined 1% in 1997 while sales to non-U.S. customers increased 17%.

     Sales increased 10% in 1996 from volume increases of 8% (including 4% resulting from the acquisition of Victor Products in June 1996 and Bronto in August 1995) and price increases of 2%. Sales to U.S. customers increased 7% in 1996 while non-U.S. sales increased 19%. Excluding Bronto and Victor Products, non-U.S. sales increased 10% in 1996.

     Over the last ten years, the company has seen operating margins generally increase from 8.6% in 1987 to 10.8% in 1997. Operating margins continued to generally increase in 1993 through 1995 but declined in 1996 and 1997 as the following table illustrates. During the same ten-year period, gross profit margins have generally declined as a result of increasing growth in the Vehicle Group sales outpacing the growth in sales of the other groups. The Vehicle Group normally experiences higher cost of sales percentages but lower operating expense percentages than the other groups.

                                                        1997     1996     1995     1994     1993
                                                        ----     ----     ----     ----     ----
                                                                   (PERCENT OF SALES)
Net sales.............................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales.........................................   68.6     69.2     69.6     69.0     67.8
                                                        -----    -----    -----    -----    -----
Gross profit margin...................................   31.4     30.8     30.4     31.0     32.2
Selling, general and administrative (SG&A)expenses....   20.6     19.3     18.6     19.4     20.9
                                                        -----    -----    -----    -----    -----
Operating margin......................................   10.8%    11.5%    11.8%    11.6%    11.3%
                                                        =====    =====    =====    =====    =====

     The company emphasizes gross margin ratios and ratios of SG&A expenses to sales in managing its respective businesses. The distinct differences in the cost structures of the company's businesses and varying growth rates, including those caused by acquisitions, can affect the comparisons between years in the gross margin and SG&A ratios. Accordingly, the company will continue to focus primarily on improving operating margins when reviewing its total company performance. Gross margins and the percentage of SG&A expenses declined during the period 1993-1995 largely as a result of the growth in Vehicle Group sales. The company's operating margin improved during this three-year period as a result of operational improvements made, particularly in the Sign Group, as well as the effect of higher total company sales volumes. Gross margins improved in 1996 as the Vehicle and Tool groups experienced much improved productivity. Though gross margins improved, the increase in new product development expenses combined with the acquisition of Victor Products increased the percentage of SG&A expenses and reduced the company's overall operating margin in 1996. In 1997, gross margins and the ratio of SG&A expenses both increased again largely as a result of: 1) the effects of the acquisitions of Victor Products and Pauluhn and 2) the additive effect on gross margin and SG&A expenses from significant commissions relating to certain large fire rescue vehicle sales. New product development expenses in 1997 continued at a level similar to that incurred in 1996. In 1997,

                           FEDERAL SIGNAL CORPORATION
significant operational issues in the Vehicle Group adversely affected the company's gross margins and operating margins. These issues are discussed in the "Group Operations" section of this report. In 1997, operating margins of the company's non-U.S. operations improved significantly while those of the U.S. operations declined (see "Group Operations" section). In looking at total profitability of the company's U.S. and non-U.S. operations, the company recognizes that some of its U.S. operations have benefited from selling their products through distribution channels of non-U.S. operations.

     Interest expense increased $1.8 million in 1997 following an increase of $2.0 million in 1996. These increases were largely the result of increased borrowings caused by: 1) approximately $30 million incurred in 1997 and $28 million incurred in 1996 for the acquisition of companies for cash and 2) a $23.5 million increase in financial services assets during 1996. Weighted average interest rates on short-term borrowings were 5.8% in 1997 and 5.5% in 1996.

     The company's effective tax rate of 30.5% in 1997 declined from the 33.6% in 1996 and 33.2% in 1995. The 1997 effective rate declined for several reasons. Chief among them were the following: 1) 1997 foreign sales and profits and certain of its tax-exempt revenues increased at rates much higher than its other taxable income; and 2) in 1997, the company recorded benefits relating to its amendment of certain previously filed federal income tax returns based upon a refined method of determining income on its export sales. The increase in the effective tax rate in 1996 was due to an increase in state income taxes resulting from a change in earnings mix and a lower percentage of tax-exempt interest income.

     At the end of 1997, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its United States postretirement plans. The company reduced the discount rate to 7.2% from the 7.8% used at the end of 1996 because of the lower interest rate environment experienced at the end of 1997. The company expects that the change in assumptions will not have a significant impact on 1998 results of operations.

     Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are signage, street sweeping, outdoor warning, municipal emergency signal products, parking systems and fire rescue products.

GROUP OPERATIONS

     Safety Products and Vehicle group sales increased in 1997 while Sign and Tool group sales declined. Vehicle Group earnings increased with the other groups experiencing lower income in 1997. Earnings and operating margins of the company's non-U.S. operations increased significantly in 1997 largely on the strength of the Vehicle Group's improved sales and productivity. Sales and operating income of the company's U.S. operations declined 3% and 14% in 1997, due in large part to the effects of supplier- and labor-related problems experienced by the company's U.S. manufacturer of fire rescue products (discussed below).

  Safety Products

     Safety Products Group sales increased 13% while operating income declined 2%. About half of the sales increase was attributable to the acquisitions of Pauluhn Electric Mfg. Co. and Akusta IFE, Ltd. made in the second half of 1997. The group's earnings declined as a result of: 1) lower profitability of hazardous material container unit sales which experienced heavy price pressure and 2) substantial one-time costs incurred by Victor Products, the group's United Kingdom-based industrial lighting products unit, which consolidated its two manufacturing operations during the year. While hazardous material container prices are not expected to rebound in the near term, the group has taken actions to moderate the impact of reduced prices on its profitability by aggressively reducing its costs, broadening its product line and offering new services to its customers. In 1996, the group significantly increased its investment in the development of new products and

                           FEDERAL SIGNAL CORPORATION
continued with a similarly high level of investment in 1997. Police warning light bar sales, which were weak in 1996, rebounded in 1997. The group's sales to U.S. customers increased 11% in 1997 and 14% in 1996; about half of the 1997 increase resulted from the acquisition of Pauluhn. Sales to non-U.S. customers increased 17% in 1997 and 55% in 1996; both of these results were largely driven by the group's acquisition of Victor Products.

  Sign

     In 1997, the Sign Group's sales declined 19% and earnings fell 51%. The group's margins declined largely because of the lower sales volume. These results followed the group's record 1996 results, which saw sales increase 16% and operating income increase 10% over 1995. While the group's markets generally remained active, the Sign Group's 1996 success in obtaining significant orders was followed in 1997 by order cancellations and order deferrals into 1998. The group's strategic focus on large projects is expected to cause higher variability in its sales and earnings levels from year to year and quarter to quarter.

  Tool

     Tool Group sales declined 1% and earnings declined 3% in 1997. Sales and earnings comparisons to 1996 were affected by the reduction caused by the disposition of a small tool business at the end of 1996 and the addition of two smaller businesses during the latter half of 1996. Excluding the effects of the acquisitions and disposal, the group's sales and earnings both increased modestly in 1997. These results follow the 7% increase in sales and 11% increase in income achieved by the group in 1996, which were driven by strong growth in international markets and moderate sales gains in domestic catalog products.

  Vehicle

     Vehicle Group sales increased 4% in 1997 and operating income increased 5%. These increases are comparable to the 1996 increase of 5% in sales and 4% in income over 1995's results. The group's 1997 sales to U.S. customers were about even with the prior year while sales outside the U.S. increased 17%. Fire Rescue sales increased 4% in 1997 reflecting a 5% decline in sales to U.S. customers and a 25% increase in sales to non-U.S. customers. The high percentage increase in non-U.S. sales was a result of an unusually high mix of foreign orders in the group's 1997 beginning backlog. Environmental Products sales increased 5% in 1997 with both U.S. and non-U.S. sales increasing at about the same rate over 1996. The group's U.S.-based fire rescue operations saw earnings decline sharply as productivity suffered due to critical shortages of long-lead time components and a union-organizing campaign. The issues surrounding critical component shortages stemmed from supplier-based decisions affecting chassis and related parts availability and are expected to abate considerably in the first half of 1998. No significant disruptions are expected from union-organizing activities in 1998. Offsetting the decline in domestic fire rescue earnings in 1997 were significantly improved results of the group's European fire rescue and street sweeper operations. Each saw sales and earnings improve dramatically due to improved market conditions and significantly improved productivity.

FINANCIAL SERVICES ACTIVITIES

     The company maintains a large investment ($167.1 million and $171.0 million at December 31, 1997 and 1996, respectively) in lease financing and other receivables which are generated principally by its vehicle operations with the balance generated by its sign operations. These assets continued to be conservatively leveraged in accordance with the company's stated financial objectives for these assets for the five-year period ending December 31, 1997 (see further discussion in Financial Position and Cash Flow).

     Financial services assets have repayment terms generally ranging from two to ten years. The increases in these assets resulted from increasing sales of the Vehicle Group as well as continuing greater acceptance by customers of the benefits of using the company as their source of financing vehicle purchases.

                           FEDERAL SIGNAL CORPORATION

FINANCIAL POSITION AND CASH FLOW

     The company emphasizes generating strong cash flows from operations. During 1997, cash flow from operations reached a record $64.2 million compared to $61.4 million in 1996 and $62.9 million in 1995. As expected, the company's primary working capital (accounts receivable and inventory less accounts payable) as a percent of sales did not change significantly during the three-year period ending 1997. Nevertheless, the company expects further improvement in its operating cash flow as it continues to focus aggressively on its efficiencies and costs as well as its working capital management.

     During the 1993-1997 period, the company has utilized its strong cash flows from operations to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company;
2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products; 3) increase its investment in financial services activities; 4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase a small percentage of its outstanding common stock each year.

     Cash flows for the five-year period ending December 31, 1997 are summarized as follows:

                                           1997      1996      1995      1994      1993
                                           ----      ----      ----      ----      ----
                                                          (IN MILLIONS)
Cash provided by (used for):
  Operating activities................    $ 64.2    $ 61.4    $ 62.9    $ 53.8    $ 48.8
  Investing activities................     (38.4)    (54.2)    (88.1)    (96.9)    (38.1)
  Financing activities................     (27.5)     (4.1)     29.9      45.1     (10.3)

     In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Each of these two types of activities is supported by different percentages of debt and equity.

     One of the company's financial objectives is to maintain a strong financial position. At both December 31, 1997 and 1996, the company's debt to capitalization ratio of its manufacturing operations was 28%. The company also believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio of 87%. At both December 31, 1997 and 1996, the company's debt to capitalization ratio for its financial services activities was 87%. The company intends to maintain this leverage for its financial activities in the future and at the same time fulfill its financial objective with respect to its manufacturing debt to capitalization ratio. These intentions are consistent with its investment grade credit rating obtained in connection with its commercial paper program.

     As indicated earlier, substantial effort is focused on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.2 at both December 31, 1997 and 1996. These ratios are slightly lower than those in prior years as a result of increased short-term debt. The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.

OTHER MATTERS

     The company has observed that recent events in the financial markets relating to the Asia/Pacific Rim region have generated interest in the potential impact on the company's future sales and earnings. In 1997, sales made by the company to customers in this region approximated 6% of total company sales. The company believes that the effect on the company's 1998 sales and earnings resulting from economic uncertainty in the Asia/Pacific Rim region will not be significant.

                           FEDERAL SIGNAL CORPORATION

     In early January 1998, the company completed two acquisitions in its Vehicle Group: Five Star Manufacturing and Saulsbury Manufacturing. The company acquired both of these businesses for cash totaling approximately $23.5 million. Preliminary asset values have not yet been determined. Combined sales of these businesses for the year ended December 31, 1997 were approximately $40 million. Five Star manufactures street sweepers. Saulsbury manufactures stainless steel fire apparatus. Sales and earnings from these businesses will be included in the company's results beginning in January 1998.

     In the normal course of business, the company has made and will continue to make investments to improve the effectiveness of computer software and hardware utilized in operating its businesses. The company has determined that some of the software and hardware utilized in its businesses are not capable of supporting transactions requiring designation with the year 2000 in a date field ("Year-2000 problem"). The company is continuing its process of making modifications to its systems, including replacement of certain hardware and software. Nearly all completed and planned expenditures for replacement hardware and software, while rectifying the Year-2000 problem, have been or will be made to provide substantial operating benefits to the company. The company has also made modifications to internally developed or maintained software to rectify the Year-2000 problem, the costs of which have been insignificant. Based upon its progress to date and planned actions yet to be taken, the company believes that no significant disruption will occur in its businesses relating to the year 2000. The company expects that the aggregate of past and planned expenditures incurred primarily to rectify year-2000 deficiencies will be insignificant.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information".

     Comprehensive income is defined as "the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The company is required to adopt the provisions of Statement No. 130 at the beginning of 1998. At this time, the company anticipates that the items included in comprehensive income will be those items included in net income and foreign currency translation adjustments currently reported in the company's changes in shareholders' equity.

     The company has not fully evaluated the provisions of Statement No. 131 with regard to determining reportable segments under that statement. The company is required to adopt the provisions of Statement No. 131 for the year ending December 31, 1998 but has not yet determined if it will apply such provisions to interim financial statements issued during the year then ending.

     The Securities and Exchange Commission issued new regulations that require public companies to expand disclosures regarding the market risk associated with financial instruments, which include derivatives. The company makes limited use of derivative financial instruments. These uses are intended to manage the company's exposures to unfavorable changes in receivables or payables denominated in non-functional currencies and to increases in rates of interest paid on the company's variable-rate debt. The company does not actively trade derivative financial instruments nor enter such instruments for speculative purposes. The company will be required to expand its disclosures relating to financial instruments in its 1998 annual report.