Form 10-K405, Exhibit 13
period 1998-12-31
FEDERAL SIGNAL CORP /DE/
filed 1999-03-31
CIK 277509

Federal Signal Corporation and Subsidiaries
Selected Financial Data

                                     1998     1997     1996     1995     1994     1993      1992     1991    1990     1989     1988
                                     ----     ----     ----     ----     ----     ----      ----     ----    ----     ----     ----
Operating Results (dollars in millions):
  Net sales                      $1,002.8   $924.9   $896.4   $816.1   $677.2   $565.2    $518.2   $466.9  $439.4   $398.4   $361.4
  Income before income taxes
   (a,b)                         $   86.2   $ 84.8   $ 93.4   $ 77.3   $ 70.2   $ 58.8    $ 49.9   $ 45.6  $ 42.5   $ 34.6   $ 28.4
  Income from continuing
    operations (a,b)             $   59.4   $ 59.0   $ 62.0   $ 51.6   $ 46.8   $ 39.8    $ 34.5   $ 31.0  $ 28.1   $ 22.1   $ 18.2
  Operating margin                  10.1%    10.8%    11.5%    11.8%    11.6%    11.3%     10.6%    10.8%   10.8%    10.6%     9.6%
  Return on average common
    shareholders' equity
    (a,b)                           19.1%    20.6%    23.8%    22.0%    22.3%    21.0%     20.0%    20.0%   20.4%    18.7%    17.0%
Common Stock Data (per
  share) (c):
  Income from continuing
    operations - diluted
    (d)                             $1.30    $1.29    $1.35    $1.13    $1.02    $0.86     $0.75    $0.67   $0.61    $0.48    $0.40
  Cash dividends                    $0.71    $0.67    $0.58    $0.50    $0.42    $0.36     $0.31    $0.27   $0.22    $0.19    $0.16
  Market price range:
     High                         $27 1/2  $26 3/4  $28 1/4  $25 7/8  $21 3/8  $21       $17 5/8 $15 3/16 $10 3/4   $7 1/8 $4 13/16
     Low                          $20      $19 7/8  $20 7/8  $19 5/8  $16 7/8  $15 3/4   $12 3/8 $ 9  1/4 $6 3/16   $4 1/4 $3   1/2
     Average common shares
      outstanding (in thousands)   45,846   45,840   45,885   45,776   45,948   46,155    46,157   46,126  46,038   46,103   45,639

Financial Position at Year-End (dollars in millions):
  Working capital (d)              $116.0  $  41.6  $  40.6   $ 48.8   $ 53.9  $  52.8    $ 49.5   $ 44.9  $ 42.7   $ 63.8   $ 59.5
  Current ratio (d)                   1.6      1.2      1.2      1.3      1.4      1.5       1.6      1.5     1.5      2.1      2.0
  Total assets                     $836.0  $ 727.9  $ 703.9   $620.0   $521.6  $ 405.7    $363.7   $341.2  $295.8   $271.3   $251.1
  Long-term debt, net of
   current portion                 $137.2  $  32.1  $  34.3   $ 39.7   $ 34.9  $  21.1    $ 16.2   $ 15.6  $ 15.8   $ 16.8   $ 18.6
  Shareholders' equity             $321.8  $ 299.8  $ 272.8   $248.1   $220.3  $ 199.2    $179.0   $164.8  $146.4   $130.4   $115.5
  Debt-to-capitalization
   ratio (d)                          37%      30%      28%      29%      22%       1%        2%       1%      2%      10%      18%

Other (dollars in millions) (e):
  New business                   $1,038.2  $ 956.2  $ 924.6   $780.5   $700.3   $584.2    $510.3   $462.7  $467.6   $429.9   $382.4
  Backlog                        $  359.7  $ 308.2  $ 280.0   $251.4   $261.0   $221.8    $198.0   $203.2  $199.9   $171.7   $140.2
  Net cash provided by
    operating activities         $   75.5  $  64.2  $  61.4   $ 62.9   $ 53.8   $ 48.8    $ 40.2   $ 43.9  $ 48.3   $ 34.6   $ 22.5
  Net cash (used for)
    investing activities         $  (93.0) $ (38.4) $ (54.2)  $(88.1)  $(96.9)  $(38.1)   $(26.9)  $(47.8) $(14.7)  $(24.1)  $(20.8)
  Net cash provided by (used for)
    financing activities         $   22.2  $ (27.5) $  (4.1)  $ 29.9   $ 45.1   $(10.3)   $(11.2)  $  2.5  $(34.6)  $ (8.9)  $ (3.3)
  Capital expenditures           $   20.4  $  19.6  $  16.9   $ 15.7   $ 11.1   $ 10.1    $  8.8   $ 12.0  $  8.3   $  9.2   $  7.3
  Depreciation                   $   16.3  $  14.8  $  13.2   $ 11.8   $ 10.3   $  9.2    $  8.7   $  8.2  $  7.8   $  7.9   $  7.1
  Employees                         7,006    6,591    6,233    6,015    5,243    4,426     4,268    4,212   4,158    4,142    3,880



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
          (e)      continuing operations only

Federal Signal Corporation and Subsidiaries
Consolidated Balance Sheets

December 31,                                                                          1998               1997
                                                                                     ------             ------

Assets
   Manufacturing activities:
     Current assets
       Cash and cash equivalents                                                  $ 15,316,000     $ 10,686,000
       Accounts receivable, net of allowances
        for doubtful accounts of $2,499,000
        and $2,527,000, respectively                                               159,080,000      142,973,000
       Inventories - Note B                                                        131,961,000      109,383,000
       Prepaid expenses                                                              4,850,000        5,580,000
                                                                                   -----------      -----------
        Total current assets                                                       311,207,000      268,622,000

     Properties and equipment - Note C                                              97,367,000       84,709,000
     Other assets
       Intangible assets, net of accumulated                                       232,233,000      188,002,000
       Other deferred charges and assets                                            21,147,000       19,482,000
                                                                                   -----------      -----------
        Total manufacturing assets                                                 661,954,000      560,815,000
                                                                                   -----------      -----------

   Financial services  activities
     Lease financing and other  receivables,
     net of allowances for doubtful accounts of $1,607,000 and
     $1,772,000, respectively, and net of unearned
     finance revenue - Note D                                                      174,045,000      167,090,000
                                                                                   -----------      -----------
        Total assets                                                             $ 835,999,000    $ 727,905,000
                                                                                   ===========      ===========

Liabilities and Shareholders' Equity
   Manufacturing activities:
     Current liabilities
       Short-term borrowings - Note E                                             $ 37,097,000     $ 86,158,000
       Accounts payable                                                             62,976,000       50,385,000
       Accrued liabilities
        Compensation and withholding taxes                                          21,897,000       16,278,000
        Other                                                                       65,128,000       62,878,000
       Income taxes - Note F                                                         8,095,000       11,330,000
                                                                                   -----------      -----------
        Total current liabilities                                                  195,193,000      227,029,000

     Other liabilities
       Long-term borrowings - Note E                                               137,152,000       32,110,000
       Deferred income taxes - Note F                                               30,212,000       23,581,000
                                                                                   -----------      -----------
        Total manufacturing liabilities                                            362,557,000      282,720,000
                                                                                   -----------      -----------

   Financial services activities - Borrowings - Note E                             151,660,000      145,413,000
                                                                                   -----------      -----------
        Total liabilities                                                          514,217,000      428,133,000
                                                                                   -----------      -----------

   Shareholders'  equity  - Notes I and J
     Common  stock,  $1 par  value,
      90,000,000 shares authorized,
      46,668,000 and 46,501,000 shares
      issued, respectively                                                          46,668,000       46,501,000
     Capital in excess of par value                                                 63,461,000       61,029,000
     Retained earnings - Note E                                                    253,366,000      226,432,000
     Treasury stock, 1,339,000 and 895,000
     shares, respectively, at cost                                                 (29,161,000)     (19,695,000)
     Deferred stock awards                                                          (1,834,000)      (1,718,000)
     Accumulated other comprehensive income                                        (10,718,000)     (12,777,000)
                                                                                   -----------      -----------
       Total shareholders' equity                                                  321,782,000      299,772,000
                                                                                   -----------      -----------
       Total liabilities and shareholders'                                       $ 835,999,000    $ 727,905,000
                                                                                   ===========      ===========

       See notes to consolidated financial statements.

Federal Signal Corporation and Subsidiaries
Consolidated Statements of Income

                                                                     For the years ended December 31,
                                                              -----------------------------------------------
                                                                      1998             1997            1996
                                                                     -----            -----           -----

Net sales                                                      $ 1,002,787,000    $ 924,912,000   $ 896,357,000

Costs and expenses
          Cost of sales                                            694,659,000      634,068,000     619,951,000
          Selling, general and administrative                      206,378,000      191,170,000     173,514,000
                                                                  ------------      -----------      ----------
Operating income                                                   101,750,000       99,674,000     102,892,000
Interest expense                                                   (19,336,000)     (17,163,000)    (15,359,000)
Other income, net - Note K                                           3,820,000        2,336,000       5,882,000
                                                                  ------------      -----------      ----------
Income before income taxes                                          86,234,000       84,847,000      93,415,000
Income taxes - Note F                                               26,838,000       25,878,000      31,382,000
                                                                  ------------      -----------      ----------

Net income                                                       $  59,396,000     $ 58,969,000    $ 62,033,000
                                                                  ============      ===========      ==========

Basic net income per share                                       $        1.30     $       1.30    $       1.37
                                                                  ============      ===========      ==========

Diluted net income per share                                     $        1.30     $       1.29    $       1.35
                                                                  ============      ===========      ==========



      See notes to consolidated financial statements.




Federal Signal Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income



For the years ended December 31,                                     1998               1997            1996
                                                                     -----              -----           -----

Net income                                                       $ 59,396,000      $ 58,969,000    $ 62,033,000
Other comprehensive income (loss) - Foreign
 currency translation adjustment, net                               2,059,000        (8,173,000)     (2,289,000)

                                                                 ============      ============    ============
Comprehensive income                                             $ 61,455,000      $ 50,796,000    $ 59,744,000
                                                                 ============      ============    ============


       See notes to consolidated financial statements.

Federal Signal Corporation and Subsidiaries
Consolidated Statements of Cash Flows


For the years ended December 31,                                      1998             1997            1996
                                                                      ----             ----            ----

Operating activities
    Net income                                                   $  59,396,000     $ 58,969,000    $ 62,033,000
    Adjustments to reconcile net income to net
     cash provided by operating activities:
       Gain on sale of subsidiary                                                                    (4,663,000)
       Depreciation                                                 16,269,000       14,789,000      13,201,000
       Amortization                                                  7,317,000        5,756,000       5,209,000
       Provision for doubtful accounts                               1,358,000        2,421,000       1,719,000
       Deferred income taxes                                         4,029,000        4,080,000       4,429,000
       Other, net                                                   (1,162,000)      (1,392,000)     (5,490,000)

       Changes in operating assets and liabilities,
        net of effects from acquisitions of companies
               Accounts receivable                                  (5,943,000)      (8,688,000)    (15,256,000)
               Inventories                                         (13,213,000)        (833,000)     (6,168,000)
               Prepaid expenses                                      1,116,000         (528,000)        699,000
               Accounts payable                                      9,372,000      (10,839,000)      5,416,000
               Accrued liabilities                                  (1,562,000)       3,073,000      (6,748,000)
               Income taxes                                         (1,484,000)      (2,611,000)      6,980,000

                                                                  ------------      -----------     -----------
                 Net cash provided by operating activities          75,493,000       64,197,000      61,361,000
                                                                  ------------      -----------     -----------


Investing activities
    Purchases of properties and equipment                          (20,409,000)     (19,611,000)    (16,889,000)
    Principal extensions under lease financing agreements         (109,132,000)    (113,148,000)   (119,747,000)
    Principal collections under lease financing agreements         102,342,000      116,622,000      96,294,000
    Payments for purchases of companies, net of cash acquired      (64,349,000)     (29,601,000)    (27,615,000)
    Proceeds from sale of subsidiary                                                                 13,500,000
    Other, net                                                      (1,481,000)       7,341,000         250,000

                                                                  ------------      -----------     -----------
                  Net cash used for investing activities           (93,029,000)     (38,397,000)    (54,207,000)
                                                                  ------------      -----------     -----------


Financing activities
    Addition to short-term borrowings, net                          58,184,000       13,601,000      28,892,000
    Increase (reduction) in long-term borrowings                     4,902,000       (2,164,000)     (2,233,000)
    Purchases of treasury stock                                     (9,842,000)     (10,204,000)     (6,275,000)
    Cash dividends paid to shareholders                            (32,145,000)     (29,307,000)    (25,487,000)
    Other, net                                                       1,067,000          529,000       1,030,000
                                                                  ------------      -----------     -----------
                  Net cash provided by (used for) financing
                         activities                                 22,166,000      (27,545,000)     (4,073,000)
                                                                  ------------      -----------     -----------

Increase (decrease) in cash and cash equivalents                     4,630,000       (1,745,000)      3,081,000

Cash and cash equivalents at beginning of year                      10,686,000       12,431,000       9,350,000

                                                                  ------------      -----------     -----------
Cash and cash equivalents at end of year                         $  15,316,000     $ 10,686,000    $ 12,431,000
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

Inventories: Inventories are stated at the lower of cost or market. At December 31, 1998 and 1997, approximately 45% and 56%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories is costed using the FIFO (first-in, first-out) method.

Properties and depreciation: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible assets: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $27,184,000 and $21,505,000 at December 31, 1998 and 1997,
respectively. The company makes regular periodic assessments to determine if factors are present which indicate that an impairment of intangibles may exist. If factors indicate that an impairment may exist, the company makes an estimate of the related future cash flows. The undiscounted cash flows, excluding interest, are compared to the related book value including the intangibles. If such cash flows are less than the book value, the company makes an estimate of the fair value of the related business to determine the amount of impairment loss, if any, to be recorded as a reduction of the recorded intangibles.

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

Financial instruments: The company enters into agreements (derivative financial instruments) to manage the risks associated with interest rates and foreign exchange rates. The company does not actively trade such instruments nor enter into such agreements for speculative purposes. The company principally utilizes two types of derivative financial instruments: 1) interest rate swaps to manage its interest rate risk, and
2) foreign currency forward exchange contracts to manage risks associated with sales and purchase commitments denominated in foreign currencies. The differential between the interest to be received and the interest to be paid under interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense; the related amount payable to or receivable from the counterparties is included in accrued liabilities or other assets. Unrealized gains and losses on the forward exchange contracts are deferred and recognized in income in the same period as the related hedged foreign currency transaction.

Revenue  recognition:  Substantially  all  of  the  company's  sales  are recorded as products are shipped or services are rendered. The percentage-of-completion method of accounting is used in certain limited instances for custom-manufactured products where, due to the nature of specific orders, production and delivery schedules exceed normal schedules.

Income per share: Basic net income per share is calculated using income available to common shareholders (net income) divided by the weighted average number of common shares outstanding during the year. Diluted net income per share is calculated in the same manner except that the denominator is increased to include the weighted number of additional shares that would have been outstanding had dilutive stock option shares been actually issued. The company uses the treasury stock method to calculate dilutive shares. See Note N for the calculation of basic and diluted net income per share.

Note B - Inventories

Inventories at December 31 are summarized as follows:

                                                     1998              1997
                                                     ----              ----
     Finished goods                             $ 35,925,000      $ 28,816,000
     Work in process                              32,613,000        25,043,000
     Raw materials                                63,423,000        55,524,000
                                                 -----------       -----------
     Total inventories                          $131,961,000      $109,383,000
                                                 ===========       ===========


If the first-in, first-out cost method, which approximates replacement cost, had been used exclusively by the company, inventories would have aggregated $140,819,000 and $118,351,000 at December 31, 1998 and 1997,
respectively.

Note C - Properties and Equipment

A comparative summary of properties and equipment at December 31 is as follows:

                                                      1998              1997
                                                      ----              ----
     Land                                       $  5,922,000      $  5,134,000
     Buildings and improvements                   47,785,000        40,190,000
     Machinery and equipment                     157,392,000       142,043,000
     Accumulated depreciation                   (113,732,000)     (102,658,000)
                                                 -----------      ------------
     Total properties and equipment             $ 97,367,000      $ 84,709,000
                                                 ===========       ===========


Note D - Lease Financing and Other Receivables

As an added service to its customers, the company is engaged in financial services activities. These activities primarily consist of providing long-term financing for certain customers of the company's environmental products and fire rescue operations (vehicle-related) and sign operations. A substantial portion of the vehicle-related receivables is due from municipalities. Financing is provided through sales-type lease contracts with terms that range typically as follows:

     Sign-related leases                                        3-5 years
     Vehicle-related leases                                    2-10 years

At the inception of the lease, the company records the product sales price and related costs and expenses of the sale. Financing revenues are included in income over the life of the lease. The amounts recorded as lease financing receivables represent amounts equivalent to normal selling prices less subsequent customer payments.

Lease  financing  and  other  receivables  will  become  due as  follows:
$55,048,000  in  1999,   $33,160,000   in  2000,   $27,501,000  in  2001,
$20,637,000 in 2002, $13,669,000 in 2003 and $25,637,000  thereafter.  At
December 31, 1998 and 1997, unearned finance revenue on these leases aggregated $29,261,000 and $29,219,000, respectively.


Note E - Debt

Short-term borrowings at December 31 consisted of the following:

                                                    1998              1997
                                                    ----              ----
     Commercial paper                           $ 86,365,000      $ 37,966,000
     Notes payable                                98,834,000       191,581,000
     Current maturities of long-term debt          3,558,000         2,024,000
                                                 -----------       -----------
     Total short-term borrowings                $188,757,000      $231,571,000
                                                 ===========       ===========


Long-term borrowings at December 31 consisted of the following:

                                                     1998              1997
                                                     ----              ----
     4.25% unsecured note payable in
      quarterly installments ending in 2001     $  2,856,000      $  3,527,000
     7.59% unsecured note payable in 2001
      ($4,000,000) and 2002 ($8,000,000)          12,000,000        12,000,000
     7.99% unsecured note payable in 2004         15,000,000        15,000,000
     6.58% unsecured discounted notes
      payable in annual installments of
      $1,000,000 ending in 2001                    2,790,000         3,607,000
     Floating rate (6.75% at December 31, 1998)
      secured note payable in monthly
      installments ending in 2004                  6,591,000
     Notes payable backed by long-term
      credit lines                               100,000,000
     Other                                         1,473,000
                                                 -----------       -----------
                                                 140,710,000        34,134,000
     Less current maturities                       3,558,000         2,024,000
                                                 -----------       -----------
     Total long-term borrowings                 $137,152,000      $ 32,110,000
                                                 ===========       ===========


Aggregate maturities of long-term debt amount to approximately $3,558,000 in 1999, $103,703,000 in 2000, $6,550,000 in 2001, $9,333,000 in 2002,
$1,333,000 in 2003 and $16,233,000 thereafter. The fair values of borrowings are not substantially different from recorded amounts.

The 7.59% and 7.99% notes contain various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. At December 31, 1998, all of the company's retained earnings were free of any restrictions and the company was in compliance with the financial covenants of its debt agreements.

The company paid interest of $18,600,000 in 1998, $16,800,000 in 1997 and $15,350,000 in 1996. Weighted average interest rates on short-term borrowings were 5.8% at December 31, 1998 and 1997, respectively. See Note H regarding the company's utilization of derivative financial instruments relating to outstanding debt.

At  December   31,  1998,   the  company  had  unused   credit  lines  of
$100,000,000, which expire in March 2000. Commitment fees, paid in lieu of compensating balances, were insignificant.


Note F - Income Taxes

The provisions for income taxes consisted of the following:


                                    1998              1997            1996
                                    ----              ----            ----
     Current:
       Federal                  $ 17,419,000      $ 17,034,000    $ 23,452,000
       Foreign                     2,486,000         2,138,000         362,000
       State and local             2,904,000         2,626,000       3,139,000
                                 -----------       -----------     -----------
                                  22,809,000        21,798,000      26,953,000
     Deferred:
       Federal                     2,360,000         1,712,000       3,254,000
       Foreign                     1,619,000         1,994,000         863,000
       State and local                50,000           374,000         312,000
                                 -----------       -----------      ----------
                                   4,029,000         4,080,000       4,429,000
                                 -----------       -----------      ----------
     Total income taxes         $ 26,838,000      $ 25,878,000    $ 31,382,000
                                 ===========       ===========     ===========

Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:


                                                  1998       1997      1996
                                                  ----       ----      ----

     Statutory federal income tax rate            35.0%      35.0%     35.0%
     State income taxes, net of federal
      tax benefit                                  2.2        2.3       2.4
     Tax-exempt interest                          (3.0)      (3.1)     (2.5)
     Foreign sales corporation tax benefits       (1.3)      (1.7)     (0.7)
     Other, net                                   (1.8)      (2.0)     (0.6)
                                                  ----       ----      ----
     Effective income tax rate                    31.1%      30.5%     33.6%
                                                  ====       ====      ====


The company had net current deferred income tax benefits of $2,803,000 and $201,000 recorded in the balance sheet at December 31, 1998 and 1997, respectively. The company paid income taxes of $24,419,000 in 1998, $23,354,000 in 1997 and $20,509,000 in 1996.

Net deferred tax liabilities (assets) comprised the following at December 31, 1998: Depreciation and amortization - $27,366,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $4,974,000; accrued pension benefits $2,437,000; accrued expenses deductible in future periods - $(7,246,000); and other - $(122,000).

Net deferred tax liabilities (assets) comprised the following at December 31, 1997: Depreciation and amortization - $23,739,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $6,681,000; accrued pension benefits $2,001,000; accrued expenses deductible in future periods - $(6,892,000); and other - $(2,149,000).


Income before income taxes consisted of the following:


                                  1998              1997              1996
                                  ----              ----              ----
     United States             $73,760,000       $72,165,000       $90,678,000
     Non-U.S.                   12,474,000        12,682,000         2,737,000
                                ----------        ----------        ----------
                               $86,234,000       $84,847,000       $93,415,000
                                ==========        ==========        ==========



Note G - Postretirement Benefits

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

U.S. Benefit Plans

The components of net periodic pension (credit) are summarized as follows:

                                                  1998              1997              1996
                                                  ----              ----              ----
     Company-sponsored plans
       Service cost                       $  2,546,000      $  2,103,000      $  2,208,000
       Interest cost                         3,947,000         3,536,000         3,304,000
       Expected return on plan assets       (7,225,000)       (6,550,000)       (6,026,000)
       Amortization of transition amount      (183,000)         (183,000)         (183,000)
       Other                                    (8,000)         (107,000)           (9,000)
                                           -----------       ------------      ------------
                                              (923,000)       (1,201,000)         (706,000)

     Multiemployer plans                       661,000           618,000           550,000
                                           -----------       -----------       -----------
     Net periodic pension (credit)        $   (262,000)     $   (583,000)      $  (156,000)
                                           ===========       ===========        ==========

The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                    1998              1997
                                                    ----              ----
Projected benefit obligation,
 January 1                                      $ 53,137,000      $ 43,961,000
Service cost                                       2,546,000         2,103,000
Interest cost                                      3,947,000         3,536,000
Actuarial loss                                     4,506,000         5,029,000
Benefits paid                                     (2,057,000)       (1,492,000)
                                                 -----------       -----------
Projected benefit obligation,
 December 31                                    $ 62,079,000      $ 53,137,000
                                                 ===========       ===========

Fair value of plan assets,
 January 1                                      $ 60,890,000      $ 55,766,000
Actual return on plan assets                      13,454,000         6,405,000
Company contribution                                 616,000           211,000
Benefits paid                                     (2,057,000)       (1,492,000)
                                                 -----------       -----------
Fair value of plan assets,
 December 31                                    $ 72,903,000      $ 60,890,000
                                                 ===========       ===========

Funded status of plan, December 31              $ 10,824,000      $  7,753,000
Unrecognized actuarial gain                       (3,739,000)       (2,017,000)
Unrecognized prior service cost                     (118,000)         (126,000)
Unrecognized net transition obligation            (1,538,000)       (1,721,000)
                                                 -----------       -----------
Net amount recognized as prepaid benefit
 cost in the balance sheet                      $  5,429,000      $  3,889,000
                                                 ===========       ===========


Plan assets consist principally of a broadly diversified portfolio of equity securities, corporate and U.S. government obligations and guaranteed-return insurance contracts. Included in plan assets at December 31, 1998 and 1997 were 653,400 shares of the company's common stock valued at $17,887,000 and $14,130,000, respectively. Dividends paid on the company's common stock to the pension trusts aggregated $463,000 and $423,000, respectively, for the years ended December 31, 1998 and 1997.

The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 1998:


                                                  1998       1997      1996
                                                  ----       ----      ----
     Discount rate                                7.2%       7.8%      7.2%
     Rate of increase in
      compensation levels                           4%         4%        4%
     Expected long-term rate of
      return on plan assets                        12%        12%       12%


The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 1998 and 1997 were 6.8% and 7.2%, respectively.

The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans, including the plans of companies acquired during the three-year period ended December 31, 1998, was $3,790,000 in 1998, $3,768,000 in 1997 and
$3,711,000 in 1996.

The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The corporation will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost. Accumulated postretirement benefit liabilities of $3,238,000 and $2,975,000 at December 31, 1998 and 1997, respectively, were fully accrued. The net periodic postretirement benefit costs have not been significant during the three-year period ended December 31, 1998.

Non-U.S. Benefit Plan

The company acquired Victor Products in June 1996. Victor Products sponsors a defined benefit plan for substantially all of its employees in the United Kingdom. Benefits under this plan are based on final compensation and years of service as defined within the provisions of the plan.

Net periodic pension credits during the three-year period ended December 31,1998 were not significant. The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.


                                                    1998              1997
                                                    ----              ----
Projected benefit obligation,
 October 1                                      $ 31,399,000      $ 26,067,000
Service cost                                         758,000           688,000
Interest cost                                      2,354,000         2,207,000
Actuarial loss                                     5,941,000         3,013,000
Employee contributions                               120,000           104,000
Benefits paid                                     (1,796,000)       (1,601,000)
Increase due to translation                        1,744,000           921,000
                                                 -----------       -----------
Projected benefit obligation,
 September 30                                   $ 40,520,000      $ 31,399,000
                                                 ===========       ===========

Fair value of plan assets,
 October 1                                      $ 35,685,000      $ 32,014,000
Actual return on plan assets                       3,408,000         4,252,000
Company contribution                                 135,000
Employee contributions                               120,000           104,000
Benefits paid                                     (1,796,000)       (1,601,000)
Plan expenses                                       (163,000)         (196,000)
Increase due to translation                        1,833,000         1,112,000
                                                 -----------       -----------
Fair value of plan assets,
 September 30                                   $ 39,222,000      $ 35,685,000
                                                 ===========       ===========

Funded status of plan, September 30             $ (1,298,000)     $  4,286,000
Unrecognized actuarial loss                        6,658,000           714,000
                                                 -----------       -----------
Net amount recognized as prepaid benefit
 cost in the balance sheet                      $  5,360,000      $  5,000,000
                                                 ===========       ===========


Plan assets consist principally of a broadly diversified portfolio of equity securities, U.K. government obligations and fixed interest securities. The following significant assumptions were used in determining pension costs for 1998 and 1997:


                                                  1998       1997
                                                  ----       ----
     Discount rate                                7.5%       8.5%
     Rate of increase in
      compensation levels                           4%         5%
     Expected long-term rate of
      return on plan assets                         8%         9%


The weighted average discount rates used in determining the actuarial present value of all pension obligations at September 30, 1998 and 1997 were 6.0% and 7.5%, respectively.




Note H - Derivative Financial Instruments

At December 31, 1998, the company had five agreements with financial institutions to swap interest rates.

The first agreement is based on a notional amount of $25,000,000. This agreement commenced in January 1997 and expires in January 2001. The company will pay interest at a fixed rate of 5.99% and receive interest at the three-month LIBOR rate.

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

The fourth agreement is based on a notional amount of $25,000,000. This agreement commenced in February 1998 and expires in February 2001. The company pays interest at a fixed rate of 5.13% and receives interest at the three-month LIBOR rate. The agreement allows the counterparty to extend the swap at the same interest rate terms for successive three-month periods beginning in February 2001 and ending in February 2008. If at any three-month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party.

The fifth agreement is based on a notional amount of $25,000,000. This agreement commenced in May 1998 and expires in May 2000. The company pays interest at a fixed rate of 5.15% and receives interest at the three-month LIBOR rate. The agreement allows the counterparty to extend the swap at the same interest rate terms for successive three-month periods beginning in May 2000 and ending in May 2008. If at any three-month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party.

At December 31, 1997, the company had similar swap agreements on notional amounts totaling $100 million. The estimated cost to terminate these agreements was $4,878,000 and $735,000 at December 31, 1998 and 1997,
respectively.


Note I - Stock-Based Compensation

The company's stock benefit plans, approved by the company's shareholders, authorize the grant of benefit shares or units to key employees and directors. The plan approved in 1988 authorized, until May 1998, the grant of up to 2,737,500 benefit shares or units (as adjusted for subsequent stock splits and dividends). The plan approved in 1996 authorizes the grant of up to 1,000,000 benefit shares or units until April 2006. These share or unit amounts exclude amounts that were issued under predecessor plans. Benefit shares or units include stock options, both incentive and non-incentive, stock awards and other stock units.

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

Stock option activity for the three-year period ended December 31, 1998 follows (number of shares in 000's, prices in dollars per share):


                              Option shares          Weighted-average price ($)
                          1998     1997     1996        1998    1997   1996
Outstanding at
 beginning of year       2,036    2,185    1,792       17.98   14.49  11.54
Granted                    180      411      519       23.56   20.80  24.13
Canceled or expired        (59)     (36)     (16)      22.43   23.47  21.24
Exercised                 (132)    (524)    (110)      11.77    5.27  10.93
                         -----    -----   ------
Outstanding at
 end of year             2,025    2,036    2,185       18.80   17.98  14.49
                         =====    =====    =====

Exercisable at
 end of year             1,523    1,332    1,609       18.00   16.09  11.43
                         =====    =====    =====

For options  outstanding at December 31, 1998, the number (in thousands),
weighted-average    exercise   prices   in   dollars   per   share,   and
weighted-average remaining terms were as follows:


                                 Period in which options were granted
                            98-97   96-95  94-93   92-91  90-89   Aggregate
Number outstanding            560     483    333     437    212       2,025
Exercise price range ($):
  High                      25.38   24.75  20.62   15.87   9.75       25.38
  Low                       20.06   20.12  16.00   11.17   4.85        4.85
Weighted-average:
 Exercise price ($)         21.69   23.98  19.78   13.78   7.85       18.80
 Remaining term (years)         9       7      5       3      1           6



The weighted average fair value of options granted was $5.24 per share during 1998, $5.06 per share during 1997 and $6.13 per share during 1996. The fair value of those options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions; risk free interest rates of 4.6% in 1998, 5.6% in 1997, and 6.2% in 1996; dividend yield of 2.5% in 1998 and 2.3% in 1997 and 1996 respectively; market volatility of the company's common stock of .20 in 1998 and .18 in 1997 and 1996; and a weighted average expected life of the options of approximately 7 years for 1996 through 1998. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. On a pro forma basis, the company's net income would have been $58,202,000 or $1.27 per share for the year ended December 31, 1998, $57,930,000 or $1.26 per share for the year ended December 31, 1997 and $61,569,000 or $1.34 per share for the year ended December 31, 1996. The calculated pro forma impact on 1996 - 1998 net income and net income per share amounts are not necessarily indicative of future amounts until application of the disclosure rules are applied to all outstanding, nonvested awards.

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

Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period. The company granted stock award shares of 58,000 in 1998, 45,000 in 1997 and 56,000 in 1996. The fair values of these shares were $1,289,000, $1,181,000 and $1,385,000, respectively. Compensation expense related to stock award shares recorded during these periods was $1,173,000, $971,000 and $932,000, respectively.

Under the 1988 plan, no benefit shares or units were available for future grant at December 31, 1997 and 1998. Under the 1996 plan, the following benefit shares or units were available for future grant: 697,000 at December 31, 1996, 258,000 at December 31, 1997 and 69,000 at December 31, 1998.

Note J - Shareholders' Equity

The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

The changes in shareholders' equity for each of the three years in the period ended December 31, 1998 were as follows:

                                                                                                                Accumulated
                                    Common       Capital in                                       Deferred        other
                                     stock        excess of        Retained       Treasury          stock      comprehensive
                                   par value      par value        earnings        stock            awards         income

Balance at December 31, 1995 -
 45,832,000 shares issued        $45,832,000    $54,464,000    $162,095,000    $(10,949,000)    $(1,046,000)     $(2,315,000)
Net income                                                       62,033,000
Cash dividends declared                                         (33,947,000)
Exercise of stock options:
  Cash proceeds                       97,000      1,053,000
  Exchange of shares                  13,000         39,000                         (52,000)
Stock awards granted                  56,000      1,329,000                                      (1,385,000)
Tax benefits related to stock
 compensation plans                                 541,000
Retirement of treasury stock         (12,000)      (276,000)                        288,000
Purchases of 126,000 shares of
 treasury stock                                                                  (3,455,000)
Amortization of deferred stock
 awards                                                                                             932,000
Foreign currency translation
 adjustment, net                                                                                                  (2,289,000)
Other                                               (12,000)                       (236,000)         (9,000)
                                   ---------   ------------      ----------     -----------    ------------       ----------
Balance at December 31, 1996 -
 45,986,000 shares issued         45,986,000     57,138,000     190,181,000     (14,404,000)     (1,508,000)      (4,604,000)
Net income                                                       58,969,000
Cash dividends declared                                         (22,718,000)
Exercise of stock options:
  Cash proceeds                      294,000      1,571,000
  Exchange of shares                 230,000        672,000                        (902,000)
Stock awards granted                  45,000      1,136,000                                      (1,181,000)
Tax benefits related to stock
 compensation plans                               1,805,000
Retirement of treasury stock         (54,000)    (1,293,000)                      1,347,000
Purchases of 227,000 shares of
 treasury stock                                                                  (5,291,000)
Amortization of deferred stock
 awards                                                                                             971,000
Foreign currency translation
 adjustment, net                                                                                                  (8,173,000)
Other                                                                              (445,000)
                                   ---------   ------------      ----------     -----------    ------------        ---------
Balance at December 31, 1997 -
 46,501,000 shares issued         46,501,000     61,029,000     226,432,000     (19,695,000)     (1,718,000)     (12,777,000)
Net income                                                       59,396,000
Cash dividends declared                                         (32,462,000)
Exercise of stock options:
  Cash proceeds                      100,000      1,292,000
  Exchange of shares                  31,000        129,000                        (160,000)
Stock awards granted                  58,000      1,231,000                                      (1,289,000)
Tax benefits related to stock
 compensation plans                                 265,000
Retirement of treasury stock         (22,000)      (482,000)                        504,000
Purchases of 444,000 shares
 of treasury stock                                                               (9,466,000)
Amortization of deferred stock
 awards                                                                                           1,173,000
Foreign currency translation
 adjustment, net                                                                                                   2,059,000
Other                                                (3,000)                       (344,000)
                                    --------     ----------      ----------     -----------    ------------        ---------
Balance at December 31, 1998 -
 46,668,000 shares issued        $46,668,000  $  63,461,000    $253,366,000    $(29,161,000)    $(1,834,000)    $(10,718,000)
                                  ==========     ==========     ===========      ==========       =========       ==========

In July 1998, the company declared a dividend distribution of one preferred share purchase right on each share of common stock outstanding on and after August 18, 1998. This plan replaces a similar plan approved in 1988. The rights are not exercisable until the rights distribution date, defined as the earlier of: 1) the tenth day following a public announcement that a person or group of affiliated or associated persons acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock or 2) the tenth day following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding common shares. Each right, when exercisable, entitles the holder to purchase from the company one one-hundredth of a share of Series A Preferred stock of the company at a price of $100 per one one-hundredth of a preferred share, subject to adjustment. The company is entitled to redeem the rights at $.10 per right, payable in cash or common shares, at any time prior to the expiration of twenty days following the public announcement that a 20% position has been acquired. In the event that the company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The rights expire on August 18, 2008 unless earlier redeemed by the company. Until exercised, the holder of a right, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.


Note K - Acquisitions and Divestiture

During the three-year period ended December 31, 1998, the company made the following acquisitions, principally all for cash. In January 1998, the company acquired Saulsbury Fire Equipment Corporation ("Saulsbury") and Five Star Manufacturing Company ("Five Star"). In August 1998, the company acquired Jetstream of Houston ("Jetstream"). Saulsbury, located in Tully, New York, is the leading manufacturer of stainless steel-bodied fire trucks and rescue vehicles in the United States. Five Star, based in Youngsville, North Carolina, manufactures mechanical and recirculating air street sweepers. Located in Houston, Texas, Jetstream is a leading manufacturer of high-pressure water blasting equipment. The company also made several small Safety Products Group acquisitions during the last half of the year. As a result of the 1998 acquisitions, the company recorded approximately $10.5 million of working capital, $8.0 million of fixed and other assets and $47.9 million of costs in excess of fair value. In July 1997, the company acquired the equity of Pauluhn Electric Mfg. Co. ("Pauluhn"). Pauluhn, based near Houston, Texas, is a manufacturer and marketer of hazardous area and explosion proof electrical products. In October 1997, the company also acquired the equity of Akusta IFE, Ltd. ("Akusta"). Akusta, based in the United Kingdom, is a supplier of microprocessor based public address, general alarm, paging and intercom systems for use in hazardous environments. As a result of the 1997 acquisitions, the company recorded approximately $6.6 million of working capital, $.8 million of fixed and other assets and $29.2 million of costs in excess of fair value. The assigned values of these acquisitions are based on preliminary estimates. In June 1996, the company acquired the equity of Victor Industries Limited ("Victor Products"). Victor Products, headquartered in Newcastle, England, is a manufacturer of hazardous area industrial lighting products. The company also made two small Tool Group acquisitions in 1996. As a result of the 1996 acquisitions, the company recorded approximately $3.6 million of working capital, $10.2 million of fixed and other assets and $19.0 million of costs in excess of fair values.

All of the acquisitions in the three-year period ended December 31, 1998 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 1998 and 1997 acquisitions occurred January 1, 1997, the company estimates that reported consolidated net sales would have been increased by 2% and 8% in 1998 and 1997, respectively, while reported net income would have been increased by 2% in 1998 and 4% in 1997.

In December 1996, the company sold Bassett Rotary Tool ("Bassett"), its rotary carbide cutting tool subsidiary for cash. Sales and operating income of the divested subsidiary in 1996 were $9.4 million and $1.6 million, respectively. This transaction did not have a material effect on the results of operations of any of the years presented.

Note L - Legal Proceedings

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


Note M - Segment and Related Information

The company has  adopted  Statement  of  Financial  Accounting  Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement required the company to change the way it reports information about its operations. Information for 1997 and 1996 has been restated to conform to the 1998 presentation of operating segment information.

The company has four identified groups but five operating segments (the Environmental Products and Fire Rescue segments comprise the "Vehicle Group") as defined under SFAS No. 131. Business units are organized under each segment because they share certain characteristics, such as technology, marketing, and product application, that create long-term synergies. The principal activities of the company's operating segments are as follows:

Environmental Products - Environmental Products manufactures a variety of self-propelled street cleaning vehicles, vacuum loader vehicles and municipal catch basin/sewer cleaning vacuum trucks. The Environmental Products segment of the Vehicle Group sells primarily to municipal customers, contractors and government customers.

Fire Rescue - Fire Rescue manufactures chassis; fire trucks, including Class A pumpers, mini-pumpers and tankers; airport and other rescue vehicles, aerial access platforms and aerial ladder trucks. This segment of the Vehicle Group sells primarily to municipal customers, volunteer fire departments and government customers.

Safety Products - Safety Products produces a variety of visual and audible warning and signal devices; paging, local signaling, and building security, parking and access control systems; hazardous area lighting, and equipment for storage, transfer, use and disposal of flammable and hazardous materials. The group's products are sold primarily to industrial, municipal and government customers.

Sign - Sign manufactures for sale or lease illuminated, non-illuminated and electronic advertising sign displays primarily for commercial and industrial markets. It also enters into contracts to provide maintenance service for the signs it manufactures as well as for signs manufactured by others.

Tool - Tool manufactures a variety of perishable tools which include die components for the metal stamping industry, a large selection of precision metal products for nonstamping needs and a line of precision cutting and deep grooving tools. The group's products are sold predominately to industrial markets.

Net sales by operating segment reflects sales of products and services and financial revenues to external customers, as reported in the company's consolidated statements of income. Intersegment sales are insignificant. The company evaluates performance based on operating income of the respective segment. Operating income includes all revenues, costs and expenses directly related to the segment involved. In determining operating income, neither corporate nor interest expenses are included. Operating segment depreciation expense, identifiable assets and capital expenditures relate to those assets that are utilized by the respective operating segment. Corporate assets consist principally of cash and cash equivalents, notes and other receivables and fixed assets. The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies.

See Note K for a discussion of the company's acquisition and divestiture activity during the three-year period ended December 31, 1998.

Non-U.S. sales, which include sales exported from the U.S. and sales made by non-U.S. operations, aggregated $267,886,000 in 1998, $261,218,000 in
1997 and $223,870,000 in 1996. Sales exported from the U.S. aggregated $99,459,000 in 1998, $89,163,000 in 1997 and $95,488,000 in 1996.

A summary of the company's operations by segment for the three-year period ended December 31, 1998 is as follows:

                                                  1998              1997              1996
                                                  ----              ----              ----
     Net sales
       Environmental Products           $  219,812,000    $  185,629,000    $  176,943,000
       Fire Rescue                         318,038,000       311,879,000       299,594,000
       Safety Products                     253,020,000       221,624,000       196,567,000
       Sign                                 65,953,000        66,349,000        82,342,000
       Tool                                145,964,000       139,431,000       140,911,000
                                         -------------     -------------     -------------
         Total net sales                $1,002,787,000    $  924,912,000    $  896,357,000
                                         =============     =============     =============

     Operating income
       Environmental Products             $ 19,559,000      $ 15,894,000      $ 13,620,000
       Fire Rescue                          14,526,000        26,877,000        27,061,000
       Safety Products                      40,601,000        29,779,000        30,467,000
       Sign                                  3,878,000         3,306,000         6,743,000
       Tool                                 31,426,000        30,841,000        31,693,000
       Corporate expense                    (8,240,000)       (7,023,000)       (6,692,000)
                                           -----------       -----------       -----------
         Total operating income            101,750,000        99,674,000       102,892,000
     Interest expense                      (19,336,000)      (17,163,000)      (15,359,000)
     Other income                            3,820,000         2,336,000         5,882,000
                                           -----------       -----------       -----------
     Income before income taxes           $ 86,234,000      $ 84,847,000      $ 93,415,000
                                           ===========       ===========       ===========

     Depreciation and amortization
       Environmental Products             $  3,869,000      $  3,046,000      $  3,057,000
       Fire Rescue                           4,605,000         4,001,000         3,899,000
       Safety Products                       8,210,000         7,030,000         5,608,000
       Sign                                  1,507,000         1,628,000         1,496,000
       Tool                                  4,448,000         4,130,000         3,831,000
       Corporate                               947,000           710,000           519,000
                                           -----------       -----------       -----------
         Total depreciation and
          amortization                    $ 23,586,000      $ 20,545,000      $ 18,410,000
                                           ===========       ===========       ===========

     Identifiable assets
       Manufacturing activities
         Environmental Products           $139,819,000      $102,237,000      $109,973,000
         Fire Rescue                       178,818,000       146,233,000       141,976,000
         Safety Products                   224,605,000       199,113,000       164,296,000
         Sign                               22,896,000        21,485,000        25,510,000
         Tool                               85,013,000        80,554,000        81,368,000
         Corporate                          10,803,000        11,193,000         9,790,000
                                           -----------      ------------       -----------
           Total manufacturing
            activities                     661,954,000       560,815,000       532,913,000
                                           -----------       -----------       -----------
       Financial services activities
         Environmental Products             51,499,000        37,606,000        33,954,000
         Fire Rescue                       114,163,000       118,937,000       118,244,000
         Sign                                8,383,000        10,547,000        18,790,000
                                           -----------       -----------       -----------
           Total financial services
            activities                     174,045,000       167,090,000       170,988,000
                                           -----------       -----------       -----------
         Total identifiable assets        $835,999,000      $727,905,000      $703,901,000
                                           ===========       ===========       ===========

                                                  1998              1997              1996
                                                  ----              ----              ----
     Additions to long-lived assets
      Environmental Products              $ 32,685,000      $  1,516,000      $  2,523,000
       Fire Rescue                          18,603,000         3,223,000         2,726,000
       Safety Products                      17,348,000        38,232,000        26,145,000
       Sign                                  1,236,000         1,430,000         1,696,000
       Tool                                  6,404,000         5,127,000        12,923,000
       Corporate                                33,000            83,000            76,000
                                           -----------       -----------       -----------
         Total additions to long-lived
          assets                          $ 76,309,000      $ 49,611,000      $ 46,089,000
                                           ===========       ===========       ===========


     Financial revenues (included in
      net sales)
       Environmental Products             $  3,904,000      $  3,254,000      $  2,739,000
       Fire Rescue                           7,606,000         7,876,000         7,121,000
       Sign                                  1,230,000         2,090,000         2,397,000
                                           -----------       -----------       -----------
         Total financial revenues         $ 12,740,000      $ 13,220,000      $ 12,257,000
                                           ===========       ===========       ===========

Due to the nature of the company's customers, a significant portion of the Environmental Products and Fire Rescue financial revenues is exempt from federal income tax.

A summary of the company's operations by geographic area for the three-year period ended December 31, 1998 is as follows:

                                                  1998              1997              1996
                                                  ----              ----              ----
     United States
       Net sales                          $834,360,000      $752,857,000      $767,975,000
       Operating income                     87,077,000        85,849,000        99,547,000
       Long-lived assets                   289,899,000       237,373,000       208,844,000

     All non-U.S. (principally
      Europe)
       Net sales                          $168,427,000      $172,055,000      $128,382,000
       Operating income                     14,673,000        13,825,000         3,345,000
       Long-lived assets                    60,848,000        54,820,000        55,476,000

The company had no significant amounts of sales to or long-lived assets in an individual country outside of the United States.


Note N - Net Income per Share

The following table summarizes the information used in computing basic and diluted income per share:

      Year ending December 31,                    1998              1997              1996
                                                  ----              ----              ----
Numerator for both basic
 and diluted income per share
 computations - net income                $ 59,396,000      $ 58,969,000      $ 62,033,000
                                           ===========       ===========       ===========

Denominator for basic income
 per share - weighted average
 shares outstanding                         45,568,000        45,332,000        45,362,000
Effect of employee stock options
 (dilutive potential common shares)            278,000           508,000           523,000
                                           -----------       -----------       -----------
Denominator for diluted income
 per share - adjusted shares                45,846,000        45,840,000        45,885,000
                                           ===========       ===========       ===========

Note O - Commitments

The company leases certain facilities and equipment under operating leases, some of which contain options to renew. Total rental expense on all operating leases was $8,426,000 in 1998, $7,613,000 in 1997 and
$7,671,000 in 1996. Sublease income and contingent rentals relating to operating leases were insignificant. At December 31, 1998, minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $33,859,000 payable as follows:
$7,642,000 in 1999, $5,764,000 in 2000, $4,182,000 in 2001, $2,940,000 in
2002, $2,349,000 in 2003 and $10,982,000 thereafter.

Federal Signal Corporation and Subsidiaries
Notes to Consolidated Financial Statements


Note P - Selected Quarterly Data (Unaudited) (in thousands of dollars except per share amounts)

                                                           For the three-month period ended
                            --------------------------------------------------------------------------------------------
                                            1 9 9 8                                           1 9 9 7
                            ------------------------------------------        ------------------------------------------
                            March       June      September   December        March       June      September   December
                              31          30          30          31            31          30          30          31

Net sales                  $231,230    $250,121    $248,914    $272,522     $ 224,485   $ 236,156   $ 229,318   $ 234,953
Gross margin                 71,050      79,595      76,353      81,130        70,424      77,263      71,764      71,393
Net income                   10,846      16,013      16,271      16,266        13,616      16,059      15,970      13,324
Per share data:
  Net income - diluted          .24         .35         .36         .36           .30         .35         .35         .29
  Dividends paid              .1775       .1775       .1775       .1775         .1675       .1675       .1675       .1675
  Market price range
    High                         24      24 5/8          25      27 1/2        26 3/4      26 3/8     26 7/16      25 1/2
    Low                      20 1/4      21 1/8      20 1/8          20        23 1/4      23 5/8     24 3/16      19 7/8





Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of Federal Signal Corporation


We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                        *****   Ernst & Young LLP   *****
                                              (signature on right)

Chicago, Illinois
January 26, 1999

Federal Signal Corporation
Financial Review


Consolidated Results of Operations

Federal Signal Corporation's net sales increased 8% to a record $1,003 million in 1998 compared to the $925 million recorded in 1997. Net income in 1998 increased 1% to $59.4 million, or $1.30 per share on a diluted basis. This compares to 1997's net income of $59.0 million, or $1.29 per share.

The 8% sales increase in 1998 resulted from a 4% increase in volume and 4% due to acquisitions of businesses. Sales to customers in the United States increased 11% including the effects of acquisitions. Sales to non-U.S. customers increased 3%.

The 1997 sales increase of 3% resulted from price increases of 2%, a 2% increase resulting from acquisitions of businesses and a 1% decline in volume. Sales to customers in the United States declined 1% in 1997 while sales to non-U.S. customers increased 17%.

In managing its businesses, the company recognizes that value creation is, in large part, driven by sales growth and efficient utilization of resources. In managing its resources, the principal value driver is increasing operating margins and then maintaining them at appropriate high levels. The distinct differences in the cost structures of the company's businesses and varying growth rates, including those caused by acquisitions, can affect the comparisons between years in the gross margin ratio and the ratio of selling, general and administrative (SG&A) expenses. Accordingly, the company will continue to focus primarily on improving operating margins when reviewing its total company performance. In looking at total profitability of the company's U.S. and non-U.S. operations, the company recognizes that some of its U.S. operations have benefited from selling their products through distribution channels of non-U.S. operations. The following table summarizes the company's gross margins and operating margins for the last five years (percent of sales):


                                       1998     1997     1996     1995     1994
                                       ----     ----     ----     ----     ----

   Net sales                          100.0%   100.0%   100.0%   100.0%   100.0%
   Cost of sales                       69.3     68.6     69.2     69.6     69.0
                                      -----    -----    -----    -----    -----
   Gross profit margin                 30.7     31.4     30.8     30.4     31.0
   SG&A expenses                       20.6     20.6     19.3     18.6     19.4
                                      -----    -----    -----    -----    -----
   Operating margin                    10.1%    10.8%    11.5%    11.8%    11.6%
                                      =====    =====    =====    =====    =====


Gross profit margin in 1998 is modestly lower than the average of the preceding four years (30.9%) and a little above the 30.4% in 1995, when the company achieved its highest operating margin. SG&A expenses as a percent of sales in 1998 were the same as 1997 and above the average of the previous four years of 19.5%. The company's operating margin averaged 11.6% during the 1994-1996 period and has declined in 1997 and 1998. Since operating margins have been declining from the company's high achieved in 1995, an explanation of that trend is warranted. In 1996, higher new product development expenses combined with the acquisition of Victor Products to increase the percentage of SG&A expenses and reduce the company's overall operating margin. In 1997, gross margins and the ratio of SG&A expenses both increased again largely as a result of: 1) the effects of the acquisitions of Victor Products and Pauluhn and 2) the additive effect on gross margin and SG&A expenses from significant commissions relating to certain large fire rescue vehicle sales. The ratio of new product development expenses to sales in 1997 and 1998 remained at a level similar to that incurred in 1996. In 1997 and again in 1998, significant operational issues in the Fire Rescue operations adversely affected the company's margins. Chassis and related component supply shortages, while affecting many of the company's vehicle-based businesses in 1997 and 1998, had its most severe impact on the U.S.-based Fire Rescue business (see "Group Operations" below).

Other income in 1998 increased to $3.8 million from $2.3 million in 1997. The company recorded gains in 1998, including gains from the settlement of litigation claims and from the sales of land and other underutilized assets. In 1996, other income included a $4.7 million gain on the sale of a small tool business.

Operating cash flows improved in 1997 and again in 1998; yet interest expense increased $2.2 million in 1998 following an increase of $1.8 million in 1997. The increase in interest expense occurred largely as a result of increased borrowings caused by: 1) approximately $64 million incurred in 1998 and $30 million incurred in 1997 for the acquisition of companies for cash and 2) a $23.5 million increase in financial services assets during 1996. Weighted average interest rates on short-term borrowings were 5.8% in 1998 and 1997 and 5.5% in 1996.

The company's effective tax rate of 31.1% in 1998 increased from the 30.5% in 1997. This was largely due to benefits recorded in 1997 relating to the company's amendment of certain previously filed federal income tax returns based upon a refined method of determining income on its export sales. Compared to the 33.6% effective rate in 1996, the 1997 effective rate declined for several reasons. Chief among them were the following:
1) 1997 foreign sales and profits and certain of its tax-exempt revenues increased at rates much higher than its other taxable income; and 2) the recorded benefits relating to its amendment of tax returns mentioned above.

At the end of 1998, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans. The company reduced the discount rate to 6.8% from the 7.2% used at the end of 1997 for its U.S. plan because of the lower interest rate environment experienced at the end of 1998. The company expects that the change in assumptions will not have a significant impact on 1999 results of operations.

Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are signage, street sweeping, outdoor warning, municipal emergency signal products, parking systems and fire rescue products.


Group Operations

The company is, and remains, divided into four identified groups. Because of new accounting definitions of "operating segments", we will report information on five segments "as defined".

Four of the company's five operating segments achieved higher sales with Sign sales about even with last year. Safety Products and Environmental Products sales increased significantly in 1998 while Tool and Fire Rescue sales increased more modestly. Safety Products, Environmental Products and Sign all achieved very strong earnings increases in 1998. Fire Rescue earnings declined significantly while Tool earnings were up modestly.

   Environmental Products

Environmental Products sales and earnings increased substantially in 1998. Sales of sewer cleaners and industrial vacuum trucks improved significantly over the prior year producing much improved earnings in these businesses. The acquisitions of Five Star and Jetstream also contributed to the higher sales and earnings in 1998. Sewer cleaner orders outpaced sales, which were negatively affected by the lack of commercial truck chassis availability in late 1997 and into 1998. Chassis supply constraints have substantially abated with year end sewer cleaner backlogs at record levels at December 31, 1998. Sweeper sales increased strongly with the newly acquired Five Star's results exceeding expectations. The group's sales increased solidly in 1997 and earnings increased significantly. Operating margins improved in 1997 in large part due to improved productivity in the group's U.S. and European street sweeper operations.

   Fire Rescue

Fire Rescue sales increased moderately while earnings declined substantially. Chassis and related component supply shortages, which adversely affected 1997's results, continued well into 1998. Underlying demand in the U.S. municipal market remained healthy. Fire Rescue sales were up a little over last year largely as a result of the acquisition of Saulsbury Fire in January 1998. While Saulsbury contributed to the overall sales increase, its profitability was well below the rate achieved by the remainder of the group. Operating income in the U.S. continued to be negatively affected by the results of chassis shortages earlier in the year and increases in operating expenses. As chassis became available, the group's U.S. fire apparatus business began to increase production, including hiring manufacturing employees and changing certain manufacturing methods. While these actions adversely affected productivity in the short run, they were effective in raising production levels toward the end of the year. Fire Rescue sales increased moderately in 1997 and earnings declined slightly, largely because the chassis and component supply shortages began in the fourth quarter of 1997. Lower profitability of the U.S.-based operations in 1997 was nearly offset by the significant improvements in sales and profitability of the group's Finland-based fire rescue business.

   Safety Products

Safety Products Group sales and profits increased substantially in 1998. All of the group's businesses saw increases in sales and earnings in 1998. The group's European warning lights business and hazardous area lighting business saw dramatic earnings improvements on strong sales gains. Profitability of the hazardous material container business also improved in 1998. The group completed five acquisitions during 1998; the size of the businesses and the timing of their purchases did not produce a significant effect on 1998 results. The group's sales increased 13% in

1997 while operating income declined modestly. About half of the 1997 sales increase was attributable to acquisitions made in the second half of 1997. The group's 1997 earnings declined as a result of: 1) lower profitability of hazardous material container unit sales which experienced heavy price pressure and 2) substantial one-time costs incurred by Victor Products, the group's United Kingdom-based industrial lighting products unit, which consolidated its two manufacturing operations in 1997.

   Sign

Sign's 1998 earnings increased strongly on sales that were about even with the prior year. Continued aggressive cost reduction programs, including closure of a manufacturing facility, and improved project management were principal reasons for the increased earnings. In 1997, the Sign Group's sales and earnings declined significantly. The group's margins declined largely because of the lower sales volume.

   Tool

Tool sales and earnings increased modestly. U.S. sales grew 3% reflecting a more difficult industrial market while non-U.S. sales grew 11%. Non-U.S. sales were bolstered by automotive die build programs in Germany and Japan. In 1997, Tool sales and earnings declined modestly. Sales and earnings comparisons to 1996 were adversely affected by the disposition of a small tool business at the end of 1996 partially offset by the addition of two smaller businesses during the latter half of 1996. Excluding the effects of the acquisitions and disposal, the group's sales and earnings both increased modestly in 1997 over 1996.


Financial Services Activities

The company maintains a large investment ($174.0 million and $167.1 million at December 31, 1998 and 1997, respectively) in lease financing and other receivables which are generated principally by its environmental products and fire rescue operations with the balance generated by its sign operations. For the five-year period ending December 31, 1998, these assets continued to be conservatively leveraged in accordance with the company's stated financial objectives (see further discussion in "Financial Position and Cash Flow").

Financial services assets have repayment terms generally ranging from two to ten years. The increases in these assets resulted from increasing sales of environmental and fire rescue products as well as continuing acceptance by customers of the benefits of using the company as their source of financing vehicle purchases.

Financial Position and Cash Flow

The company emphasizes generating strong cash flows from operations, reaching a record $75.5 million in 1998. This compares to the $64.2 million in 1997 and $61.4 million in 1996. At December 31, 1998 the company's primary working capital (accounts receivable and inventory less accounts payable) as a percent of sales increased slightly over 1997's percent. The increase is largely because of carrying higher inventories, in part due to the carryover effects of chassis and related component supply shortages. The company expects further improvement in its operating cash flow as it continues to focus aggressively on earnings growth as well as its working capital management.

During the 1994-1998 period, the company has utilized its strong cash flows from operations to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products;
3) increase its investment in financial services activities; 4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase a small percentage of its outstanding common stock each year.

Cash flows for the five-year period ending December 31, 1998 are summarized as follows (in millions):

                                   1998      1997      1996      1995     1994
                                   ----      ----      ----      ----     ----
   Cash provided by (used for):
     Operating activities         $75.5    $ 64.2    $ 61.4     $62.9    $53.8
     Investing activities         (93.0)    (38.4)    (54.2)    (88.1)   (96.9)
     Financing activities          22.2     (27.5)     (4.1)     29.9     45.1


In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Each of these two types of activities is supported by different ratios of debt and equity.

One of  the  company's  financial  objectives  is to  maintain  a  strong financial position. At December 31, 1998, the company's debt-to-capitalization ratio of its manufacturing operations was 37% compared to 30% a year earlier. The increase largely reflects the $65 million used for acquisitions of businesses during 1998. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio of 87%. At both December 31, 1998 and 1997, the company's debt-to-capitalization ratio for its financial services activities was 87%.

As indicated earlier, substantial effort is focused on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.6 at December 31, 1998 and 1.2 at December 31, 1997. The increase in 1998 is largely due to reclassification of $100 million of short-term debt to long-term debt (backed by a long-term credit agreement). The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.


Market Risk Management

The company is subject to risks associated with changes in interest rates and foreign exchange rates. The company principally utilizes two types of derivative financial instruments: 1) interest rate swaps and 2) foreign currency forward exchange contracts to manage risks associated with sales and purchase commitments denominated in foreign currencies. The company does not hold or issue derivative financial instruments for trading or speculative purposes and is not a party to leveraged derivatives.

The company uses interest rate swap agreements to reduce interest rate risk. Interest rate swaps change the fixed/floating interest rate mix of the company's debt portfolio. At December 31, 1998, the company was a party to interest rate swap agreements with aggregate notional amounts totaling $150,000,000. See Note H to the consolidated financial statements for a description of these interest rate swap agreements.

The company manages its exposure to interest rate movements by maintaining a proportionate relationship between fixed debt to total debt within established percentages. The company uses actual fixed rate borrowings as well as interest rate swap agreements to provide fixed interest rates.

A substantial portion of the company's debt is used to support financial services assets; the average remaining life of those assets is typically under three years. The company is currently comfortable with a sizeable portion of floating rate debt, since a rise in borrowing rates would normally correspond with a rise in lending rates in a reasonable period of time.

Significant interest rate sensitive instruments at December 31, 1998 were as follows (dollars in millions):

                                                                                     Fair
                           1999   2000    2001   2002    2003   Thereafter    Total  value
                           ----   ----    ----   ----    ----   ----------    -----  -----
Long-term debt
 Fixed rate
  Principal                $3.5   $2.4    $5.2   $8.0               $15.0    $34.1    $36.4
  Average interest rate     7.5%   7.6%    7.7%   7.9%                8.0%     7.7%

 Variable rate
  Principal                     $101.3    $1.3   $1.3    $1.4        $1.3   $106.6   $106.6
  Average interest rate            5.9%    5.9%   6.8%    6.8%        6.8%     5.9%

Short-term debt -
 variable rate
  Principal              $185.2                                             $185.2   $185.2
  Average interest rate     5.8%                                               5.8%

Interest rate swaps (pay
 fixed, receive variable)
  Notional amount         $50.0  $50.0   $50.0                              $150.0    $(4.9)
  Average pay rate          5.3%   5.5%    5.6%
  Average receive rate      5.1%   5.1%    5.1%

The company did not have a significant amount of forward exchange contracts outstanding at December 31,1998.

Other Matters

   Asia/Pacific

The company has observed that recent events in the financial markets relating to the Asia/Pacific Rim region have generated interest in the potential impact on the company's future sales and earnings. In 1998, sales made by the company to customers in this region approximated 4% of total company sales, down from the 6% level in 1997. The company believes that the effect on the company's 1999 sales and earnings resulting from economic uncertainty in the Asia/Pacific Rim region will not be significant.

   Year 2000

The Year 2000 ("Y2K") issue refers to the risk that systems, products and equipment using date-sensitive software or computer chips with two-digit date fields may recognize a date using "00" as the year 1900 rather than the year 2000. This situation could result in systems failures, miscalculations and business interruptions that could have a materially adverse impact on the company.

The company is a diversified and decentralized manufacturing concern and has over twenty business units. Business unit management has primary responsibility for achieving Y2K compliance and has appointed Y2K project coordinators for each site within their divisions. These coordinators report both to the management of the applicable business unit and the company's director of internal audit, who is the overall coordinator of the company's Y2K compliance effort. The director periodically reports to the company's chairman and to the audit committee of the board of directors.

The company has assessed its Y2K risks and established its priorities in addressing these risks. The company is currently in the final phases of correcting systems with identified deficiencies and plans to complete the final validation testing of its Year 2000 compliance program by the third quarter of 1999. The company currently believes all essential processes, systems, and business functions will comply with the Year 2000 requirements by the third quarter of 1999. While the company does not expect that the consequences of any unsuccessful modifications would significantly affect the financial position, liquidity, or results of operations, there can be no assurance that failure to be fully compliant by 2000 would not have an impact on the company. The company is also surveying critical suppliers, distributors and customers to assure that their systems will be Year 2000 compliant and anticipates this survey will essentially be complete by early 1999. While the failure of a single third party to timely achieve Year 2000 compliance should not have a material adverse effect on the company's results of operations in a particular period, the failure of several key third parties to achieve such compliance could have such an effect. The company will develop contingency plans by the middle of 1999 to alter business relationships in the event certain third parties fail to become Year 2000 compliant. The costs of the company's Year 2000 transition program are being funded with cash flows from operations. Some of these costs relate solely to the modification of existing systems, while others are for new systems, which will improve business functionality. In total, these costs are not expected to be substantially different from the normal, recurring costs that are incurred for systems development and implementation. As a result, these costs are not expected to have a material adverse effect on the company's overall results of operations or cash flows.

   New accounting pronouncements

In 1998, the company adopted Statement of Financial  Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income", No. 131, "Disclosures about Segments of an Enterprise and Related Information" and No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the adoption of which will be required by no later than the beginning of 2000. This statement standardizes the accounting treatment for derivative instruments. The company has not yet determined the effects, if any, this statement will have on its reported results of operations, nor when it will adopt the provisions of this statement.