Form 10-K405, Exhibit 13
period 1999-12-31
FEDERAL SIGNAL CORP /DE/
filed 2000-03-30
CIK 277509



Federal Signal Corporation and Subsidiaries
Selected Financial Data
                                 1999      1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
Operating Results
(dollars in millions):
  Net sales (e)               $1,061.9  $1,002.8   $924.9   $896.4   $816.1   $677.2   $565.2   $518.2   $466.9   $439.4   $398.4
  Income before income
    taxes (a,b,e)             $   84.4  $   86.2   $ 84.8   $ 93.4   $ 77.3   $ 70.2   $ 58.8   $ 49.9   $ 45.6   $ 42.5   $ 34.6
  Income from continuing
   operations (a,b)           $   57.5  $   59.4   $ 59.0   $ 62.0   $ 51.6   $ 46.8   $ 39.8   $ 34.5   $ 31.0   $ 28.1   $ 22.1
  Operating margin (e)           10.0%     10.1%    10.8%    11.5%    11.8%    11.6%    11.3%    10.6%    10.8%    10.8%    10.6%
  Return on average common
   shareholders' equity (a,b)    17.0%     19.1%    20.6%    23.8%    22.0%    22.3%    21.0%    20.0%    20.0%    20.4%    18.7%

Common Stock Data
(per share) (c):
  Income from continuing
   operations - diluted       $   1.25  $   1.30   $ 1.29   $ 1.35   $ 1.13   $ 1.02   $ 0.86   $ 0.75   $ 0.67   $ 0.61   $ 0.48
  Cash dividends              $   0.74  $   0.71   $ 0.67   $ 0.58   $ 0.50   $ 0.42   $ 0.36   $ 0.31   $ 0.27   $ 0.22   $ 0.19
 Market price range:
   High                       $ 28 1/16 $ 27 1/2   $26 3/4  $28 1/4  $25 7/8  $21 3/8  $   21   $17 5/8  $15 3/16 $10 3/4  $7 1/8
   Low                        $ 15 1/16 $     20   $19 7/8  $20 7/8  $19 5/8  $16 7/8  $15 3/4  $12 3/8  $  9 1/4 $6 3/16  $4 1/4

 Average common shares
   outstanding (in thousands)    45,958   45,846   45,840   45,885   45,776   45,948   46,155   46,157   46,126   46,038   46,103

Financial Position at Year-End
 (dollars in millions):
  Working capital (d)         $   76.7  $  116.0   $ 41.6   $ 40.6   $ 48.8   $ 53.9   $ 52.8   $ 49.5   $ 44.9   $ 42.7   $ 63.8
  Current ratio (d)                1.3       1.6      1.2      1.2      1.3      1.4      1.5      1.6      1.5      1.5      2.1
  Total assets                $  961.0  $  836.0   $727.9   $703.9   $620.0   $521.6   $405.7   $363.7   $341.2   $295.8   $271.3
  Long-term debt, net of
    current portion           $  134.4  $  137.2   $ 32.1   $ 34.3   $ 39.7   $ 34.9   $ 21.1   $ 16.2   $ 15.6   $ 15.8   $ 16.8
  Shareholders' equity        $  354.0  $  321.8   $299.8   $272.8   $248.1   $220.3   $199.2   $179.0   $164.8   $146.4   $130.4
  Debt-to-capitalization
    ratio (d)                      42%       37%      30%      28%      29%      22%       1%       2%       1%       2%      10%

Other (dollars in millions):
  New business (e)            $1,098.5  $1,038.2   $956.2   $924.6   $780.5   $700.3   $584.2   $510.3   $462.7   $467.6   $429.9
  Backlog (e)                 $  393.3  $  359.7   $308.2   $280.0   $251.4   $261.0   $221.8   $198.0   $203.2   $199.9   $171.7
  Net cash provided by
   operating activities       $   57.7  $   75.5   $ 64.2   $ 61.4   $ 62.9   $ 53.8   $ 48.8   $ 40.2   $ 43.9   $ 48.3   $ 34.6
  Net cash (used for)
   investing activities       $ (105.1) $  (93.0)  $(38.4)  $(54.2)  $(88.1)  $(96.9)  $(38.1)  $(26.9)  $(47.8)  $(14.7)  $(24.1)
  Net cash provided by
   (used for)financing
   activities                 $   40.9  $   22.2   $(27.5)  $ (4.1)  $ 29.9   $ 45.1   $(10.3)  $(11.2)  $  2.5   $(34.6)  $ (8.9)
  Capital expenditures (e)    $   24.4  $   20.4   $ 19.6   $ 16.9   $ 15.7   $ 11.1   $ 10.1   $  8.8   $ 12.0   $  8.3   $  9.2
  Depreciation (e)            $   18.3  $   16.3   $ 14.8   $ 13.2   $ 11.8   $ 10.3   $  9.2   $  8.7   $  8.2   $  7.8   $  7.9
  Employees (e)                  7,226     7,006    6,591    6,233    6,015    5,243    4,426    4,268    4,212    4,158    4,142
-------------------------
(a) in 1996,  includes gain on sale of subsidiary of $4.7 million pre-tax,  $2.8 million  after-tax  or $.06 per  share
(b) in  1995,  includes  the  impact of a nonrecurring charge for a litigation settlement of $6.7 million pre-tax, $4.2 million after-tax or $.09 per share
(c) reflects 10% stock dividend paid in 1989, 3-for-2 stock splits in 1990, 1991 and 1992, and a 4-for-3 stock split in 1994
(d) manufacturing  operations  only
(e) continuing operations only




Federal Signal Corporation and Subsidiaries
Consolidated Balance Sheets                                                               December 31,
                                                                                    1999               1998
                                                                                    ----               ----
Assets
  Manufacturing activities:
   Current assets
     Cash and cash equivalents                                               $   8,764,000       $ 15,316,000
     Accounts receivable, net of allowances for doubtful accounts of
        $3,321,000and $2,499,000, respectively                                 165,682,000        159,080,000
     Inventories - Note B                                                      162,709,000        131,961,000
     Prepaid expenses                                                            8,982,000          4,850,000
                                                                              ------------       ------------
   Total current assets                                                        346,137,000        311,207,000

   Properties and equipment - Note C                                           115,363,000         97,367,000
   Other assets
     Intangible assets, net of accumulated amortization                        277,217,000        232,233,000
     Other deferred charges and assets                                          24,412,000         21,147,000
                                                                              ------------       ------------
   Total manufacturing assets                                                  763,129,000        661,954,000
                                                                              ------------       ------------
  Financial services activities - Lease financing and other receivables, net of allowances for doubtful accounts of $1,849,000 and $1,607,000,
   respectively, and net of unearned finance revenue - Note D                  197,832,000        174,045,000
                                                                              ------------       ------------
   Total assets                                                               $960,961,000       $835,999,000
                                                                              ============       ============
Liabilities and Shareholders' Equity
  Manufacturing activities:
   Current liabilities
     Short-term borrowings - Note E                                           $ 99,204,000       $ 37,097,000
     Accounts payable                                                           74,324,000         62,976,000
     Accrued liabilities
       Compensation and withholding taxes                                       24,773,000         21,897,000
       Other                                                                    62,822,000         65,128,000
     Income taxes - Note F                                                       8,340,000          8,095,000
                                                                              ------------       ------------
   Total current liabilities                                                   269,463,000        195,193,000

   Other liabilities
     Long-term borrowings - Note E                                             134,410,000        137,152,000
     Deferred income taxes - Note F                                             30,445,000         30,212,000
                                                                              ------------       ------------
   Total manufacturing liabilities                                             434,318,000        362,557,000
                                                                              ------------       ------------
  Financial services activities - Borrowings - Note E                          172,610,000        151,660,000
                                                                              ------------       ------------
   Total liabilities                                                           606,928,000        514,217,000
                                                                              ------------       ------------
  Shareholders' equity - Notes I and J
   Common stock, $1 par value,  90,000,000
     shares authorized, 46,889,000 and
     46,668,000 shares issued, respectively                                     46,889,000         46,668,000
   Capital in excess of par value                                               66,762,000         63,461,000
   Retained earnings - Note E                                                  276,951,000        253,366,000
   Treasury stock, 775,000 and 1,339,000 shares,
     respectively, at cost                                                     (17,023,000)       (29,161,000)
   Deferred stock awards                                                        (2,238,000)        (1,834,000)
   Accumulated other comprehensive income                                      (17,308,000)       (10,718,000)
                                                                              ------------       ------------
   Total shareholders' equity                                                  354,033,000        321,782,000
                                                                              ------------       ------------
   Total liabilities and shareholders' equity                                 $960,961,000       $835,999,000
                                                                              ============       ============

           See notes to consolidated financial statements.


Federal Signal Corporation and Subsidiaries
Consolidated Statements of Income


                                                                                       For the years ended December 31,
                                                                            ---------------------------------------------------
                                                                                 1999               1998                1997
                                                                                 ----               ----                ----
Net sales                                                                   $1,061,896,000     $1,002,787,000     $ 924,912,000
Costs and expenses
   Cost of sales                                                               740,535,000        694,659,000       634,068,000
   Selling, general and administrative                                         214,856,000        206,378,000       191,170,000
                                                                            --------------     --------------     -------------
Operating income                                                               106,505,000        101,750,000        99,674,000
Interest expense                                                               (23,339,000)       (19,336,000)      (17,163,000)
Other income, net                                                                1,230,000          3,820,000         2,336,000
                                                                            --------------     --------------     -------------
Income before income taxes                                                      84,396,000         86,234,000        84,847,000
Income taxes - Note F                                                           26,859,000         26,838,000        25,878,000
                                                                            --------------     --------------     -------------
Net income                                                                  $   57,537,000     $   59,396,000     $  58,969,000
                                                                            ==============     ==============     =============

Basic net income per share                                                  $         1.26     $         1.30     $        1.30
                                                                            ==============     ==============     =============

Diluted net income per share                                                $         1.25     $         1.30     $        1.29
                                                                            ==============     ==============     =============


           See notes to consolidated financial statements.


Federal Signal Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income


                                                                                        For the years ended December 31,
                                                                               -------------------------------------------------
                                                                                   1999               1998               1997
                                                                                   ----               ----               ----

Net income                                                                     $57,537,000        $59,396,000        $58,969,000
Other comprehensive income (loss) - Foreign
 currency translation adjustment, net                                           (6,590,000)         2,059,000         (8,173,000)
                                                                               -----------        -----------        -----------
Comprehensive income                                                           $50,947,000        $61,455,000        $50,796,000
                                                                               ===========        ===========        ===========


           See notes to consolidated financial statements.



Federal Signal Corporation and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                        For the years ended December 31,
                                                                             ---------------------------------------------------
                                                                                  1999               1998                1997
                                                                                  ----               ----                ----

Operating activities
    Net income                                                               $  57,537,000      $  59,396,000      $  58,969,000
    Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                             18,310,000         16,269,000         14,789,000
       Amortization                                                              8,927,000          7,317,000          5,756,000
       Provision for doubtful accounts                                           2,098,000          1,358,000          2,421,000
       Deferred income taxes                                                       753,000          4,029,000          4,080,000
       Other, net                                                               (1,075,000)        (1,162,000)        (1,392,000)

       Changes in operating assets and liabilities, net of
        effects from acquisitions of companies
           Accounts receivable                                                 (10,162,000)        (5,943,000)        (8,688,000)
           Inventories                                                         (29,634,000)       (13,213,000)          (833,000)
           Prepaid expenses                                                     (4,020,000)         1,116,000           (528,000)
           Accounts payable                                                     12,490,000          9,372,000        (10,839,000)
           Accrued liabilities                                                      46,000         (1,562,000)         3,073,000
           Income taxes                                                          2,386,000         (1,484,000)        (2,611,000)
                                                                             -------------      -------------       ------------
    Net cash provided by operating activities                                   57,656,000         75,493,000         64,197,000
                                                                             -------------      -------------       ------------
Investing activities
    Purchases of properties and equipment                                      (24,356,000)       (20,409,000)       (19,611,000)
    Principal extensions under lease financing agreements                     (131,791,000)      (109,132,000)      (113,148,000)
    Principal collections under lease financing agreements                     108,004,000        102,342,000        116,622,000
    Payments for purchases of companies, net of cash acquired,
     excludes $15,715,000 of common stock issued in 1999                       (57,932,000)       (64,349,000)       (29,601,000)
    Other, net                                                                     979,000         (1,481,000)         7,341,000
                                                                             -------------      -------------      -------------
    Net cash used for investing activities                                    (105,096,000)       (93,029,000)       (38,397,000)
                                                                             -------------      -------------      -------------
Financing activities
    Addition to short-term borrowings, net                                      78,768,000         58,184,000         13,601,000
    Increase (reduction) in long-term borrowings                                (2,883,000)         4,902,000         (2,164,000)
    Purchases of treasury stock                                                 (3,592,000)        (9,842,000)       (10,204,000)
    Cash dividends paid to shareholders                                        (33,574,000)       (32,145,000)       (29,307,000)
    Other, net                                                                   2,169,000          1,067,000            529,000
                                                                             -------------      -------------      -------------
    Net cash provided by (used for) financing activities                        40,888,000         22,166,000        (27,545,000)
                                                                             -------------      -------------      -------------
Increase (decrease) in cash and cash equivalents                                (6,552,000)         4,630,000         (1,745,000)
Cash and cash equivalents at beginning of year                                  15,316,000         10,686,000         12,431,000
                                                                             -------------      -------------      -------------
Cash and cash equivalents at end of year                                     $   8,764,000      $  15,316,000      $  10,686,000
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

Cash equivalents: The company considers all highly liquid investments with a maturity of three-months or less, when purchased, to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. At December 31, 1999 and 1998, approximately 56% and 45%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories is costed using the FIFO (first-in, first-out) method.

Properties and depreciation: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible assets: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $34,184,000 and $27,184,000 at December 31, 1999 and 1998, respectively. The company makes regular periodic assessments to determine if factors are present which indicate that an impairment of intangibles may exist. If factors indicate that an impairment may exist, the company makes an estimate of the related future cash flows. The undiscounted cash flows, excluding interest, are compared to the related book value including the intangibles. If such cash flows are less than the book value, the company makes an estimate of the fair value of the related business to determine the amount of impairment loss, if any, to be recorded as a reduction of the recorded intangibles.

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

Financial instruments: The company enters agreements (derivative financial instruments) to manage the risks associated with interest rates and foreign exchange rates. The company does not actively trade such instruments nor enter such agreements for speculative purposes. The company principally utilizes two types of derivative financial instruments: 1) interest rate swaps to manage its interest rate risk, and 2) foreign currency forward exchange contracts to manage risks associated with sales and purchase commitments denominated in foreign currencies. The differential between the interest to be received and the interest to be paid under interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense; the related amount payable to or receivable from the counterparties is included in accrued liabilities or other assets. Unrealized gains and losses on the forward exchange contracts are deferred and recognized in income in the same period as the related hedged foreign currency transaction.

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

Note B - Inventories

Inventories at December 31 are summarized as follows:

                                                       1999             1998
                                                       ----             ----
       Finished goods                             $ 40,589,000     $ 35,925,000
       Work in process                              63,064,000       32,613,000
       Raw materials                                59,056,000       63,423,000
                                                  ------------     ------------
       Total inventories                          $162,709,000     $131,961,000
                                                  ============     ============


If the first-in, first-out cost method, which approximates replacement cost, had been used exclusively by the company, inventories would have aggregated $172,422,000 and $140,819,000 at December 31, 1999 and 1998, respectively.


Note C - Properties and Equipment

A comparative summary of properties and equipment at December 31 is as follows:

                                                       1999             1998
                                                       ----             ----
       Land                                        $ 6,167,000     $  5,922,000
       Buildings and improvements                   52,662,000       47,785,000
       Machinery and equipment                     182,557,000      157,392,000
       Accumulated depreciation                   (126,023,000)    (113,732,000)
                                                  ------------     ------------
       Total properties and equipment             $115,363,000     $ 97,367,000
                                                  ============     ============


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

Lease financing and other receivables will become due as follows: $60,354,000 in 2000, $37,829,000 in 2001, $31,124,000 in 2002, $22,415,000 in 2003, $15,004,000
in 2004 and $32,955,000 thereafter. At December 31, 1999 and 1998, unearned finance revenue on these leases aggregated $32,900,000 and $29,261,000, respectively.


Note E - Debt

Short-term borrowings at December 31 consisted of the following:

                                                      1999             1998
                                                      ----             ----
       Commercial paper                           $210,602,000     $ 86,365,000
       Notes payable                                57,278,000       98,834,000
       Current maturities of long-term debt          3,934,000        3,558,000
                                                  ------------     ------------
       Total short-term borrowings                $271,814,000     $188,757,000
                                                  ============     ============

Long-term borrowings at December 31 consisted of the following:

                                                      1999             1998
                                                      ----             ----
       6.59% unsecured note payable in
        annual installments of $10,000,000
        in 2007-2011                              $ 50,000,000
       4.25% unsecured note payable in
        quarterly installments ending in 2001        1,800,000     $  2,856,000
       7.59% unsecured note payable in 2001
        ($4,000,000) and 2002 ($8,000,000)          12,000,000       12,000,000
       7.99% unsecured note payable in 2004         15,000,000       15,000,000
       6.58% unsecured discounted note
        payable in annual installments of
        $1,000,000 ending in 2001                    1,919,000        2,790,000
       Floating rate (5.08% at December 31, 1999)
        secured note payable in monthly
        installments ending in 2004                  6,907,000        6,591,000
       Notes payable backed by long-term
        credit lines                                50,000,000      100,000,000
       Other                                           718,000        1,473,000
                                                  ------------     ------------
                                                   138,344,000      140,710,000
       Less current maturities                       3,934,000        3,558,000
                                                  ------------     ------------
       Total long-term borrowings                 $134,410,000     $137,152,000
                                                  ============     ============

Aggregate maturities of long-term debt amount to approximately $3,934,000 in 2000, $6,985,000 in 2001, $9,522,000 in 2002, $1,527,000 in 2003, $66,376,000 in
2004 and $50,000,000 thereafter. The fair values of borrowings are not substantially different from recorded amounts.

The 7.59% and 7.99% notes contain various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. At December 31, 1999, all of the company's retained earnings were free of any restrictions and the company was in compliance with the financial covenants of its debt agreements.

The company paid interest of $24,888,000 in 1999, $18,600,000 in 1998 and $16,800,000 in 1997. Weighted average interest rates on short-term borrowings were 6.2% and 5.8% at December 31, 1999 and 1998, respectively. See Note H regarding the company's utilization of derivative financial instruments relating to outstanding debt.

At December 31, 1999, the company had unused credit lines of $365,000,000, of which $30,000,000 expired on January 15, 2000, $201,000,000 expires June 17,
2000 and $134,000,000 expires June 17, 2004. Commitment fees, paid in lieu of compensating balances, were insignificant.


Note F - Income Taxes

The provisions for income taxes consisted of the following:

                                        1999            1998           1997
                                        ----            ----           ----
       Current:
         Federal                    $19,874,000     $17,419,000     $17,034,000
         Foreign                      3,759,000       2,486,000       2,138,000
         State and local              2,473,000       2,904,000       2,626,000
                                    -----------     -----------     -----------
                                     26,106,000      22,809,000      21,798,000
       Deferred:
         Federal                        139,000       2,360,000       1,712,000
         Foreign                        347,000       1,619,000       1,994,000
         State and local                267,000          50,000         374,000
                                    -----------     -----------     -----------
                                        753,000       4,029,000       4,080,000
                                    -----------     -----------     -----------
       Total income taxes           $26,859,000     $26,838,000     $25,878,000
                                    ===========     ===========     ===========

Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                                  1999         1998        1997
                                                  ----         ----        ----

       Statutory federal income tax rate          35.0%        35.0%      35.0%
       State income taxes, net of federal
        tax benefit                                2.1          2.2        2.3
       Tax-exempt interest                        (3.0)        (3.0)      (3.1)
       Foreign sales corporation tax benefit      (1.2)        (1.3)      (1.7)
       Other, net                                 (1.1)        (1.8)      (2.0)
                                                  ----         ----       ----
       Effective income tax rate                  31.8%        31.1%      30.5%
                                                  ====         ====       ====

The company had net current deferred income tax benefits of $2,632,000 and $2,803,000 recorded in the balance sheet at December 31, 1999 and 1998, respectively. The company paid income taxes of $21,933,000 in 1999, $24,419,000 in 1998 and $23,354,000 in 1997.

Net deferred tax liabilities (assets) comprised the following at December 31, 1999: Depreciation and amortization - $30,780,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $3,856,000; accrued pension benefits $5,030,000; accrued expenses deductible in future periods - $(9,236,000); and other - $(2,617,000).

Net deferred tax liabilities (assets) comprised the following at December 31, 1998: Depreciation and amortization - $27,366,000; revenue recognized on lease financing receivables and custom manufacturing contracts - $4,974,000; accrued pension benefits $2,437,000; accrued expenses deductible in future periods - $(7,246,000); and other - $(122,000).

Income before income taxes consisted of the following:

                                           1999           1998          1997
                                           ----           ----          ----
       United States                   $70,840,000    $73,760,000   $72,165,000
       Non-U.S.                         13,556,000     12,474,000    12,682,000
                                       -----------    -----------   -----------
                                       $84,396,000    $86,234,000   $84,847,000
                                       ===========    ===========   ===========


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

U.S. Benefit Plans

The components of net periodic pension (credit) are summarized as follows:

                                                  1999             1998              1997
                                                  ----             ----              ----
       Company-sponsored plans
         Service cost                          $3,036,000       $2,546,000       $2,103,000
         Interest cost                          4,313,000        3,947,000        3,536,000
         Expected return on plan assets        (8,165,000)      (7,225,000)      (6,550,000)
         Amortization of transition amount       (230,000)        (183,000)        (183,000)
         Other                                     (8,000)          (8,000)        (107,000)
                                              -----------       ----------       ----------
                                               (1,054,000)        (923,000)      (1,201,000)

       Multiemployer plans                        690,000          661,000          618,000
                                              -----------       ----------       ----------
       Net periodic pension (credit)          $  (364,000)      $ (262,000)      $ (583,000)
                                              ===========       ==========       ==========

The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                1999                 1998
                                                ----                 ----
Projected benefit obligation,
 January 1                                   $62,079,000         $53,137,000
Service cost                                   3,036,000           2,546,000
Interest cost                                  4,313,000           3,947,000
Actuarial(gain)loss                          (15,411,000)          4,506,000
Benefits paid                                 (1,993,000)         (2,057,000)
                                             -----------         -----------
Projected benefit obligation,
 December 31                                 $52,024,000         $62,079,000
                                             ===========         ===========

Fair value of plan assets,
 January 1                                   $72,903,000         $60,890,000
Actual return on plan assets                  (1,917,000)         13,454,000
Company contribution                               3,000             616,000
Benefits paid                                 (1,981,000)         (2,057,000)
                                             -----------         -----------
Fair value of plan assets,
 December 31                                 $69,008,000         $72,903,000
                                             ===========         ===========

Funded status of plan, December 31           $16,984,000         $10,824,000
Unrecognized actuarial gain                   (9,080,000)         (3,739,000)
Unrecognized prior service cost                 (110,000)           (118,000)
Unrecognized net transition obligation        (1,308,000)         (1,538,000)
                                             -----------         -----------
Net amount recognized as prepaid benefit
 cost in the balance sheet                   $ 6,486,000         $ 5,429,000
                                             ===========         ===========

Plan assets consist principally of a broadly diversified portfolio of equity securities, corporate and U.S. government obligations and guaranteed-return insurance contracts. Included in plan assets at December 31, 1999 and 1998 were 653,400 shares of the company's common stock valued at $10,495,000 and $17,887,000, respectively. Dividends paid on the company's common stock to the pension trusts aggregated $484,000 and $463,000, respectively, for the years ended December 31, 1999 and 1998.

The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 1999:

                                                1999         1998        1997
                                                ----         ----        ----
       Discount rate                            6.8%         7.2%        7.8%
       Rate of increase in
        compensation levels                       4%           4%          4%
       Expected long-term rate of
        return on plan assets                    12%          12%         12%

The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 1999 and 1998 were 8.1% and 6.8%, respectively.

The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans, including the plans of companies acquired during the three-year period ended December 31, 1999, was $3,993,000 in 1999, $3,790,000 in 1998 and $3,768,000 in 1997.

The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The corporation will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost. Accumulated postretirement benefit liabilities of $3,929,000 and $3,238,000 at December 31, 1999 and 1998, respectively, were fully accrued. The net periodic postretirement benefit costs have not been significant during the three-year period ended December 31, 1999.

Non-U.S. Benefit Plan

Victor Products sponsors a defined benefit plan for substantially all of its employees in the United Kingdom. Benefits under this plan are based on final compensation and years of service as defined within the provisions of the plan.

Net periodic pension credits during the three-year period ended December 31,1999 were not significant. The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                      1999              1998
                                                      ----              ----
Projected benefit obligation,
 October 1                                       $40,520,000       $31,399,000
Service cost                                         696,000           758,000
Interest cost                                      2,308,000         2,354,000
Actuarial (gain) loss                             (3,430,000)        5,941,000
Employee contributions                               112,000           120,000
Benefits paid                                     (1,884,000)       (1,796,000)
Increase (decrease) due to translation            (1,254,000)        1,744,000
                                                 -----------       -----------
Projected benefit obligation,
 September 30                                    $37,068,000       $40,520,000
                                                 ===========       ===========

Fair value of plan assets,
 October 1                                       $39,222,000       $35,685,000
Actual return on plan assets                       3,276,000         3,408,000
Company contribution                                 164,000           135,000
Employee contributions                               112,000           120,000
Benefits paid                                     (1,884,000)       (1,796,000)
Plan expenses                                       (124,000)         (163,000)
Increase (decrease) due to translation            (1,226,000)        1,833,000
                                                 -----------       -----------
Fair value of plan assets,
 September 30                                    $39,540,000       $39,222,000
                                                 ===========       ===========

Funded status of plan, September 30              $ 2,472,000       $(1,298,000)
Unrecognized actuarial loss                        2,794,000         6,658,000
                                                 -----------       -----------
Net amount recognized as prepaid benefit
 cost in the balance sheet                       $ 5,266,000       $ 5,360,000
                                                 ===========       ===========

Plan assets consist principally of a broadly diversified portfolio of equity securities, U.K. government obligations and fixed interest securities. The following significant assumptions were used in determining pension costs for 1999 and 1998:

                                                        1999             1998
                                                        ----             ----
       Discount rate                                      6%             7.5%
       Rate of increase in
        compensation levels                             3.5%               4%
       Expected long-term rate of
        return on plan assets                             8%               8%

The weighted average discount rates used in determining the actuarial present value of all pension obligations at September 30, 1999 and 1998 were 6.5% and 6.0%, respectively.

Note H - Derivative Financial Instruments

At  December  31,  1999,  the  company  had  five   agreements   with  financial
institutions to swap interest rates.

The first agreement is based on a notional amount of $25,000,000. This agreement commenced in January 1997 and expires in January 2001. The company pays interest at a fixed rate of 5.99% and receives interest at the three-month LIBOR rate.

The second agreement is also based on a notional amount of $25,000,000. This agreement commenced in January 1997 and expires in January 2000. The company pays interest at a fixed rate of interest of 5.92% and receives interest at the three-month LIBOR rate, with a cap on the LIBOR rate of 7.50% throughout the entire term of the swap.

The third agreement is based on a notional amount of $50,000,000. The company pays interest at a fixed rate of 5.25% and receives interest at the three-month LIBOR rate. The swap expires in October 2007. The agreement allows the counterparty to cancel the swap at three-month intervals commencing in October 1999. This agreement terminated January 6, 2000 at the election of the counterparty.

The fourth agreement is based on a notional amount of $25,000,000. The company pays interest at a fixed rate of 5.13% and receives interest at the three-month LIBOR rate. The swap expires in February 2008. The agreement allows the counterparty to cancel the swap at three-month intervals commencing in February 2001. If at any three-month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party.

The fifth agreement is based on a notional amount of $25,000,000. The company pays interest at a fixed rate of 5.15% and receives interest at the three-month LIBOR rate. The swap expires in May 2008. The agreement allows the counterparty to cancel the swap at three-month intervals commencing in May 2000.

At December 31, 1998, the company had similar swap agreements on notional amounts totaling $150 million. The estimated cost (benefit) to terminate these agreements was ($599,000) and $4,878,000 at December 31, 1999 and 1998,
respectively.

Note I - Stock-Based Compensation

The company's stock benefit plans, approved by the company's shareholders, authorize the grant of benefit shares or units to key employees and directors. The plan approved in 1988 authorized, until May 1998, the grant of up to 2,737,500 benefit shares or units (as adjusted for subsequent stock splits and dividends). The plan approved in 1996 and amended in 1999 authorizes the grant of up to 2,500,000 benefit shares or units until April 2006. These share or unit amounts exclude amounts that were issued under predecessor plans. Benefit shares or units include stock options, both incentive and non-incentive, stock awards and other stock units.

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

Stock option activity for the three-year period ended December 31, 1999 follows (number of shares in 000's, prices in dollars per share):


                             Option shares            Weighted average price ($)
                        -----------------------       --------------------------
                         1999     1998     1997         1999     1998     1997
                         ----     ----     ----         ----     ----     ----
Outstanding at
 beginning of year      2,025    2,036    2,185        18.80    17.98    14.49
Granted                   489      180      411        18.57    23.56    20.80
Canceled or expired       (35)     (59)     (36)       21.99    22.43    23.47
Exercised                (167)    (132)    (524)       10.65    11.77     5.27
                        -----    -----    -----
Outstanding at
 end of year            2,312    2,025    2,036        19.29    18.80    17.98
                        =====    =====    =====
Exercisable at
 end of year            1,468    1,523    1,332        18.71    18.00    16.09
                        =====    =====    =====

For options outstanding at December 31, 1999, the number (in thousands), weighted average exercise prices in dollars per share, and weighted average remaining terms were as follows:

                                    Period in which options were granted
                          -----------------------------------------------------
                          99-98    97-96    95-94    93-92    91-90   Aggregate
                          -----    -----    -----    -----    -----   ---------
Number outstanding          661      792      182      310      367       2,312
Exercise price range ($):
  High                    26.13    25.38    24.38    20.62    13.69       26.13
  Low                     14.06    20.44    16.00    12.09     6.61        6.61
Weighted average:
 Exercise price ($)       20.05    22.59    19.72    17.84    11.80       19.29
 Remaining term (years)       9        7        5        3        2           6

The weighted average fair value of options granted was $3.58 per share during 1999, $5.24 per share during 1998 and $5.06 per share during 1997. The fair value of those options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions; risk free interest rates of 6.4% in 1999, 4.6% in 1998, and 5.6% in 1997; dividend yield of 4.8% in 1999, 2.5% in 1998 and 2.3% in 1997; market volatility of the company's common stock of .23 in 1999, .20 in 1998 and .18 in 1997; and a weighted average expected life of the options of approximately 7 years for 1997 through 1999. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. On a pro forma basis, the company's net income would have been $56,523,000 or $1.23 per share for the year ended December 31, 1999, $58,202,000 or $1.27 per share for the year ended December 31, 1998 and $57,930,000 or $1.26 per share for the year ended December 31, 1997. The calculated pro forma impact on 1997-1999 net income and net income per share amounts are not necessarily indicative of future amounts until application of the disclosure rules are applied to all outstanding, nonvested awards.

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

Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period. The company granted stock award shares of 65,000 in 1999, 58,000 in 1998 and 45,000 in 1997. The fair values of these shares were $1,712,000, $1,289,000 and $1,181,000, respectively. Compensation expense related to stock award shares recorded during these periods was $1,308,000, $1,173,000 and $971,000, respectively.

Under the 1988 plan, no benefit shares or units were available for future grant during the three-year period ending December 31, 1999. Under the 1996 plan, the following benefit shares or units were available for future grant: 1,040,000 at December 31, 1999, 69,000 at December 31, 1998 and 258,000 at December 31, 1997.

Note J - Shareholders' Equity

The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

The changes in shareholders' equity for each of the three years in the period ended December 31, 1999 were as follows:

                                                                                                                       Accumulated
                                        Common        Capital in                                        Deferred          other
                                        stock         excess of       Retained          Treasury         stock        comprehensive
                                      par value       par value       earnings            stock          awards          income
Balance at December 31, 1996 -      -----------     -----------     ------------     ------------     -----------     -------------
 45,986,000 shares issued           $45,986,000     $57,138,000     $190,181,000     $(14,404,000)    $(1,508,000)     $(4,604,000)
Net income                                                            58,969,000
Cash dividends declared                                              (22,718,000)
Exercise of stock options:
 Cash proceeds                          294,000       1,571,000
 Exchange of shares                     230,000         672,000                          (902,000)
Stock awards granted                     45,000       1,136,000                                        (1,181,000)
Tax benefits related to stock
 compensation plans                                   1,805,000
Retirement of treasury stock            (54,000)     (1,293,000)                        1,347,000
Purchases of 227,000 shares of
 treasury stock                                                                        (5,291,000)
Amortization of deferred stock                                                                            971,000
 awards
Foreign currency translation
 adjustment, net                                                                                                        (8,173,000)
Other                                                                                    (445,000)
                                    -----------     -----------     ------------     ------------     -----------     -------------
Balance at December 31, 1997 -
 46,501,000 shares issued            46,501,000      61,029,000      226,432,000      (19,695,000)     (1,718,000)     (12,777,000)
Net income                                                            59,396,000
Cash dividends declared                                              (32,462,000)
Exercise of stock options:
 Cash proceeds                          100,000       1,292,000
 Exchange of shares                      31,000         129,000                          (160,000)
Stock awards granted                     58,000       1,231,000                                        (1,289,000)
Tax benefits related to stock
 compensation plans                                     265,000
Retirement of treasury stock            (22,000)       (482,000)                          504,000
Purchases of 444,000 shares of
 treasury stock                                                                        (9,466,000)
Amortization of deferred stock
 awards                                                                                                 1,173,000
Foreign currency translation
 adjustment, net                                                                                                         2,059,000
Other                                                    (3,000)                        (344,000)
                                    -----------     -----------     ------------     ------------     -----------     ------------

Balance at December 31, 1998 -
 46,668,000 shares issued            46,668,000      63,461,000      253,366,000      (29,161,000)     (1,834,000)     (10,718,000)
Net income                                                            57,537,000
Cash dividends declared                                              (33,952,000)
Exercise of stock options:
 Cash proceeds                          147,000       1,472,000
 Exchange of shares                      21,000          99,000                          (120,000)
Stock awards granted                     65,000       1,647,000                                        (1,712,000)
Tax benefits related to stock
 compensation plans                                     363,000
Retirement of treasury stock            (12,000)       (280,000)                          292,000
Purchases of 141,000 shares of
 treasury stock                                                                        (3,582,000)
Issued 706,000 shares from
 treasury for purchases of
 companies                                                                             15,715,000
Amortization of deferred stock
 awards                                                                                                 1,308,000
Foreign currency translation
 adjustment, net                                                                                                        (6,590,000)
Other                                                                                    (167,000)
                                    -----------     -----------     ------------     ------------     -----------     ------------
Balance at December 31, 1999 -
 46,889,000 shares issued           $46,889,000     $66,762,000     $276,951,000     $(17,023,000)    $(2,238,000)    $(17,308,000)
                                    ===========     ===========     ============     ============     ===========     ============

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


Note K - Acquisitions

During the three-year period ended December 31, 1999, the company made the following acquisitions, principally all for cash, except as otherwise noted. In July 1999, the company acquired Clapp & Haney Tool Company ("Clapp & Haney") for cash and stock. Located near Toledo, Ohio, Clapp & Haney is the leading U.S. manufacturer and marketer of polycrystalline diamond and cubic boron nitride consumable tooling. The company also made a small Safety Products Group acquisition during the early part of 1999. As a result of the 1999 acquisitions, the company recorded approximately $4.9 million of working capital, $12.2 million of fixed and other assets and $56.1 million of costs in excess of fair value. The assigned values of these acquisitions are based upon preliminary estimates. In January 1998, the company acquired Saulsbury Fire Equipment Corporation ("Saulsbury") and Five Star Manufacturing Company ("Five Star"). In August 1998, the company acquired Jetstream of Houston ("Jetstream"). Saulsbury, located in Tully, New York, is the leading manufacturer of stainless steel-bodied fire trucks and rescue vehicles in the United States. Five Star, based in Youngsville, North Carolina, manufactures mechanical and recirculating air street sweepers. Located in Houston, Texas, Jetstream is a leading manufacturer of high-pressure water blasting equipment. The company also made several small Safety Products Group acquisitions during the last half of the year. As a result of the 1998 acquisitions, the company recorded approximately $10.5 million of working capital, $8.0 million of fixed and other assets and $47.9 million of costs in excess of fair value. In July 1997, the company acquired the equity of Pauluhn Electric Mfg. Co. ("Pauluhn"). Pauluhn, based near Houston, Texas, is a manufacturer and marketer of hazardous area and explosion proof electrical products. In October 1997, the company also acquired the equity of Akusta IFE, Ltd. ("Akusta"). Akusta, based in the United Kingdom, is a supplier of microprocessor-based public address, general alarm, paging and intercom systems for use in hazardous environments. As a result of the 1997 acquisitions, the company recorded approximately $6.6 million of working capital, $.8 million of fixed and other assets and $29.2 million of costs in excess of fair value.

All of the acquisitions in the three-year period ended December 31, 1999 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 1999 and 1998 acquisitions occurred January 1, 1998, the company estimates that reported consolidated net sales would have been increased by 1% and 4% in 1999 and 1998, respectively, while reported net income would have been increased by 1% in 1999 and 4% in 1998. The company made no significant changes to the values originally assigned to assets and liabilities recorded as a result of acquisitions made prior to 1999.


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

Note M - Segment and Related Information

The company has five operating segments as defined under Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". Business units are organized under each segment because they share certain characteristics, such as technology, marketing, and product application, which create long-term synergies. The principal activities of the company's operating segments are as follows:

Environmental Products - Environmental Products manufactures a variety of self-propelled street cleaning vehicles, vacuum loader vehicles and municipal catch basin/sewer cleaning vacuum trucks. Environmental Products sells primarily to municipal customers, contractors and government customers.

Fire Rescue - Fire Rescue manufactures chassis; fire trucks, including Class A pumpers, mini-pumpers and tankers; airport and other rescue vehicles, aerial access platforms and aerial ladder trucks. This group sells primarily to municipal customers, volunteer fire departments and government customers.

Safety Products - Safety Products produces a variety of visual and audible warning and signal devices; paging, local signaling, and building security, parking and access control systems; hazardous area lighting, and equipment for storage, transfer, use and disposal of flammable and hazardous materials. The group's products are sold primarily to industrial, municipal and government customers.

Sign - Sign manufactures for sale or lease illuminated, non-illuminated and electronic advertising sign displays primarily for commercial and industrial markets. It also enters contracts to provide maintenance service for the signs it manufactures as well as for signs manufactured by others.

Tool - Tool manufactures a variety of perishable tools which include die components for the metal stamping industry, a large selection of precision metal products for nonstamping needs and a line of precision cutting and grooving tools including polycrystalline diamond and cubic boron nitride products for superhard applications. The group's products are sold predominately to industrial markets.

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

See Note K for a discussion of the company's acquisition activity during the three-year period ended December 31, 1999.

Non-U.S. sales, which include sales exported from the U.S. and sales made by non-U.S. operations, aggregated $266,736,000 in 1999, $267,886,000 in 1998 and
$261,218,000 in 1997. Sales exported from the U.S. aggregated $106,427,000 in 1999, $99,459,000 in 1998 and $89,163,000 in 1997.

A summary of the company's operations by segment for the three-year period ended December 31, 1999 is as follows:

                                              1999               1998              1997
                                              ----               ----              ----
      Net sales
        Environmental Products          $  247,097,000     $  219,812,000    $  185,629,000
        Fire Rescue                        310,008,000        318,038,000       311,879,000
        Safety Products                    261,940,000        253,020,000       221,624,000
        Sign                                84,687,000         65,953,000        66,349,000
        Tool                               158,164,000        145,964,000       139,431,000
                                        --------------     --------------    --------------
        Total net sales                 $1,061,896,000     $1,002,787,000    $  924,912,000
                                        ==============     ==============    ==============

      Operating income
        Environmental Products          $   24,454,000     $   19,559,000    $   15,894,000
        Fire Rescue                         10,900,000         14,526,000        26,877,000
        Safety Products                     41,384,000         40,601,000        29,779,000
        Sign                                 5,153,000          3,878,000         3,306,000
        Tool                                33,303,000         31,426,000        30,841,000
        Corporate expense                   (8,689,000)        (8,240,000)       (7,023,000)
                                        --------------     --------------    --------------
        Total operating income             106,505,000        101,750,000        99,674,000
      Interest expense                     (23,339,000)       (19,336,000)      (17,163,000)
      Other income                           1,230,000          3,820,000         2,336,000
                                        --------------     --------------    --------------
      Income before income
         taxes                          $   84,396,000     $   86,234,000    $   84,847,000
                                        ==============     ==============    ==============

      Depreciation and amortization
        Environmental Products          $    4,609,000     $    3,869,000    $    3,046,000
        Fire Rescue                          5,299,000          4,605,000         4,001,000
        Safety Products                      8,925,000          8,210,000         7,030,000
        Sign                                 1,440,000          1,507,000         1,628,000
        Tool                                 6,115,000          4,448,000         4,130,000
        Corporate                              849,000            947,000           710,000
                                        --------------     --------------    --------------
        Total depreciation and
         amortization                   $   27,237,000     $   23,586,000    $   20,545,000
                                        ==============     ==============    ==============

      Identifiable assets
        Manufacturing activities
          Environmental Products        $   143,320,000    $  139,819,000    $  102,237,000
          Fire Rescue                       200,950,000       178,818,000       146,233,000
          Safety Products                   227,073,000       224,605,000       199,113,000
          Sign                               24,191,000        22,896,000        21,485,000
          Tool                              155,095,000        85,013,000        80,554,000
          Corporate                          12,500,000        10,803,000        11,193,000
                                        ---------------    --------------    --------------
          Total manufacturing
           activities                       763,129,000       661,954,000       560,815,000
                                        ---------------    --------------    --------------
        Financial services activities
          Environmental Products             66,096,000        51,499,000        37,606,000
          Fire Rescue                       125,165,000       114,163,000       118,937,000
          Sign                                6,571,000         8,383,000        10,547,000
                                        ---------------    --------------    --------------
          Total financial services
           activities                       197,832,000       174,045,000       167,090,000
                                        ---------------    --------------    --------------
        Total identifiable assets       $   960,961,000    $  835,999,000    $  727,905,000
                                        ===============    ==============    ==============


                                               1999                1998            1997
                                               ----                ----            ----
      Additions to long-lived assets
        Environmental Products          $     3,241,000   $     32,685,000   $    1,516,000
        Fire Rescue                           4,598,000         18,603,000        3,223,000
        Safety Products                      13,496,000         17,348,000       38,232,000
        Sign                                    952,000          1,236,000        1,430,000
        Tool                                 70,243,000          6,404,000        5,127,000
        Corporate                                26,000             33,000           83,000
                                        ---------------   ----------------   --------------
          Total additions to long-lived
           assets                       $    92,556,000   $     76,309,000   $   49,611,000
                                        ===============   ================   ==============


      Financial revenues (included in
       net sales)
        Environmental Products          $     5,170,000   $      3,904,000   $    3,254,000
        Fire Rescue                           7,166,000          7,606,000        7,876,000
        Sign                                  1,006,000          1,230,000        2,090,000
                                        ---------------   ----------------   --------------
          Total financial revenues      $    13,342,000   $     12,740,000   $   13,220,000
                                        ===============   ================   ==============

Due to the nature of the company's customers, a significant portion of the Environmental Products and Fire Rescue financial revenues is exempt from federal income tax.

A summary of the company's operations by geographic area for the three-year period ended December 31, 1999 is as follows:

                                             1999                1998               1997
                                             ----                ----               ----
      United States
        Net sales                       $901,587,000        $834,360,000        $752,857,000
        Operating income                  93,165,000          87,077,000          85,849,000
        Long-lived assets                360,013,000         289,899,000         237,373,000

      All non-U.S. (principally
       Europe)
        Net sales                       $160,309,000        $168,427,000        $172,055,000
        Operating income                  13,340,000          14,673,000          13,825,000
        Long-lived assets                 56,979,000          60,848,000          54,820,000


The company had no significant amounts of sales to or long-lived assets in an individual country outside of the United States.


Note N - Net Income per Share

The following table summarizes the information used in computing basic and diluted income per share:

                                                      Year ending December 31,
                                        ---------------------------------------------------
                                            1999                1998                1997
                                            ----                ----                ----
Numerator for both basic
 and diluted income per share
 computations - net income              $57,537,000         $59,396,000         $58,969,000
                                        ===========         ===========         ===========

Denominator for basic income
 per share - weighted average
 shares outstanding                      45,775,000          45,568,000          45,332,000
Effect of employee stock options
 (dilutive potential common shares)         183,000             278,000             508,000
                                        -----------         -----------         -----------
Denominator for diluted income
 per share - adjusted shares             45,958,000          45,846,000          45,840,000
                                        ===========         ===========         ===========


Note O - Commitments

The company leases certain facilities and equipment under operating leases, some of which contain options to renew. Total rental expense on all operating leases was $8,037,000 in 1999, $8,426,000 in 1998 and $7,613,000 in 1997. Sublease
income and contingent rentals relating to operating leases were insignificant. At December 31, 1999, minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $31,826,000 payable as follows: $7,258,000 in 2000, $5,481,000 in 2001, $3,637,000 in 2002,
$2,879,000 in 2003, $2,720,000 in 2004 and $9,851,000 thereafter.

At December 31, 1999, the company had outstanding standby letters of credit aggregating $22,300,000 principally to act as security for retention levels related to casualty insurance policies and to guarantee the performance of subsidiaries which engage in export transactions to foreign governments and municipalities.

Note P - Selected Quarterly Data (Unaudited) (in thousands of dollars except per share amounts)


                                                             For the three-month period ended
                             -----------------------------------------------------------------------------------------------------
                                                1999                                                  1998
                             -----------------------------------------------      ------------------------------------------------
                              March         June       September    December       March          June      September     December
                                31           30           30           31            31            30           30           31
                             --------     --------     --------     --------      --------      --------     --------     --------
Net sales                    $253,294     $265,439     $260,938     $282,225      $231,230      $250,121     $248,914     $272,522
Gross margin                   77,075       79,281       79,023       85,982        71,050        79,595       76,353       81,130
Net income                     13,047       13,692       13,789       17,009        10,846        16,013       16,271       16,266
Per share data:
  Net income -                    .29          .30          .30          .37           .24           .35          .36          .36
   diluted
  Dividends paid                .1850        .1850        .1850        .1850         .1775         .1775        .1775        .1775
  Market price
   range
    High                      28 1/16      26 3/16       22 3/8       20 1/8            24        24 5/8           25       27 1/2
    Low                            20      19 3/16     18 11/16      15 1/16        20 1/4        21 1/8       20 1/8           20



Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of Federal Signal Corporation


We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



                                                      Ernst & Young LLP


Chicago, Illinois
January 26, 2000

Federal Signal Corporation and Subsidiaries
Financial Review


Consolidated Results of Operations

Federal Signal Corporation's net sales increased to $1.06 billion in 1999 from $1.0 billion in 1998. Net income declined 3% to $57.5 million in 1999, or $1.25 per share on a diluted basis, compared to $59.4 million in 1998, or $1.30 per share on a diluted basis. This decline was principally a result of lower earnings in the company's Fire Rescue Group. The 1999 sales increase of 6% was a result of a 1% increase in prices and a 5% increase in volume including 3% relating to added volume from acquired businesses. Sales to customers in the United States increased 8% in 1999 while sales to non-U.S. customers declined slightly. Incoming orders also increased 6% in 1999 with orders from U.S. customers increasing 5% and orders from non-U.S. customers increasing 7%.

In 1998, net sales increased 8% to $1.0 billion compared to the $925 million recorded in 1997. Net income in 1998 increased 1% to $59.4 million, or $1.30 per share on a diluted basis. This compares to 1997's net income of $59.0 million, or $1.29 per share. The 8% sales increase in 1998 resulted from a 4% increase in volume and 4% due to acquisitions of businesses. Sales to customers in the United States increased 11% in 1998 including the effects of acquisitions. Sales to non-U.S. customers increased 3%. Orders from U.S. customers increased 15% in 1998 about half of which resulted from newly acquired businesses; orders from non-U.S. customers declined 8% in 1998.

In managing its businesses, the company recognizes that value creation is driven, in large part, by sales growth and efficient utilization of resources. In managing its resources, the principal value driver is increasing operating margins and then maintaining them at appropriate high levels. The distinct differences in the cost structures of the company's businesses and varying growth rates, including those caused by acquisitions, can affect the comparisons between years in the gross margin ratio and the ratio of selling, general and administrative (SG&A) expenses. Accordingly, the company will continue to focus primarily on improving operating margins when reviewing its total company performance. In looking at total profitability of the company's U.S. and non-U.S. operations, the company recognizes that some of its U.S. operations have benefited from selling their products through distribution channels of non-U.S. operations. The following table summarizes the company's gross margins and operating margins for the last five years (percent of sales):


                                   1999        1998         1997         1996        1995
                                   ----        ----         ----         ----        ----

    Net sales                     100.0%      100.0%       100.0%       100.0%       100.0%
    Cost of sales                  69.7        69.3         68.6         69.2         69.6
                                  -----       -----        -----        -----        -----
    Gross profit margin            30.3        30.7         31.4         30.8         30.4
    SG&A expenses                  20.3        20.6         20.6         19.3         18.6
                                  -----       -----        -----        -----        -----
    Operating margin               10.0%       10.1%        10.8%        11.5%        11.8%
                                  =====       =====        =====        =====        =====


Gross profit margins of 30.3% in 1999 and 30.7% in 1998 are somewhat lower than the average of the 1995-1997 period (30.9%). SG&A expenses as a percent of sales improved somewhat in 1999, declining to 20.3%; this compares to 20.6% in 1998 and the 1995-1997 average of 19.5%. Since operating margins have been declining from the company's high achieved in 1995, an explanation of that trend is warranted. The decline in the company's operating margin since 1995, for the most part, reflects lower operating margins of the Fire Rescue Group. Operating margins of the company's businesses outside of the Fire Rescue Group were 12.7% in both 1999 and 1998 compared to an average of 12.4% in the 1995-1997 period. In 1997 and 1998 and again in 1999, significant operating issues in the Fire Rescue Group adversely affected the company's margins. Chassis and related component supply shortages, while affecting many of the company's vehicle-based businesses in 1997 and 1998, had its most severe impact on the U.S.-based fire rescue business. Shortages of components and skilled people and installation of an enterprise resource planning system adversely affected Fire Rescue sales and earnings in 1999. There were also other factors that caused changes in the company's operating margins. In 1997, gross margins and the ratio of SG&A expenses both increased largely as a result of: 1) the effects of the acquisitions of Victor Products and Pauluhn and 2) the additive effect on gross margin and SG&A expenses from significant commissions relating to certain large fire rescue vehicle sales.

While operating income grew 5% in 1999, other income declined sharply from the $3.8 million reported in 1998, which included gains from the settlement of litigation claims and from the sales of land and other underutilized assets.

Interest expense increased $4.0 million in 1999 largely as a result of borrowings related to acquisitions of businesses for cash in 1999, production-related increases in inventories and increases in financial services assets, partially offset by lower interest rates. The 1998 increase in interest expense occurred largely because of increased borrowings caused by acquisitions of businesses for cash and increases in financial services assets. Weighted average interest rates on short-term borrowings were 5.4% in 1999 and 5.8% in 1998 and 1997.

The company's effective tax rate of 31.8% increased in 1999 from the 31.1% in 1998 as a result of a few individually insignificant factors, some of which are not expected to recur. The increase in 1998 to 31.1% from the 30.5% in 1997 was largely due to benefits recorded in 1997 relating to the company's amendment of certain previously filed federal income tax returns based upon a refined method of determining income on its export sales.

At the end of 1999, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans. The company increased the discount rate to 8.1% from the 6.8% used at the end of 1998 for its U.S. plan because of the higher interest rate environment experienced at the end of 1999. The company expects that the change in assumptions will not have a significant impact on 2000 results of operations.

Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are street sweeping, outdoor warning, municipal emergency signal products, parking systems, signage and fire rescue products.


Group Operations

Four of the company's five operating segments achieved higher sales and earnings in 1999 with Environmental Products and Sign sales and earnings increasing significantly above 1998. Fire Rescue's sales were moderately lower and its earnings declined significantly.

    Environmental Products

Environmental Products sales and earnings increased 12% and 25%, respectively, in 1999. Orders increased 5%. Sales and earnings from municipal sewer cleaners increased significantly in 1999, due in part from a very large backlog at the beginning of the year; the group's results also benefited from a 1998 acquisition of a manufacturer of high pressure blasting systems. Offsetting a part of these increases were lower sales and a profit decline in industrial vacuum trucks reflecting weak markets for this product line in 1999. The group's 1999 improvements follow sales and earnings increases in 1998. Sales and earnings of sewer cleaners and industrial vacuum trucks in 1998 improved significantly over 1997. The acquisitions of Five Star and Jetstream also contributed to 1998 sales and earnings increases. Sewer cleaner orders outpaced shipments in 1998, which were negatively affected by the lack of commercial truck chassis availability in late 1997 and into 1998. Chassis supply constraints substantially abated by year-end 1998 and sewer cleaner backlogs were at record levels at December 31, 1998.

    Fire Rescue

Fire Rescue sales declined 3% and earnings fell 25% in 1999. Fire Rescue orders improved 6% as markets remained active throughout 1999. The group's sales and earnings declines reflect the significant production problems experienced throughout the year by Emergency One. Component supply problems continued into 1999 and Emergency One's April 1, 1999 implementation of an enterprise resource planning system and shortages of qualified workers also had a negative effect on production. Emergency One saw fourth quarter 1999 production and shipments improve substantially over levels achieved in the first part of 1999 and expects to attain improving levels of performance in 2000. Fire Rescue sales increased moderately in 1998 while earnings declined from 1997 levels substantially as a result of chassis and related component supply shortages. Fire Rescue sales in 1998 were up over 1997 largely as a result of the acquisition of Saulsbury Fire in January 1998; Saulsbury's operating margin in 1998 was well below the rate achieved by the remainder of the group and contributed to the group's margin decline.

    Safety Products

Safety Products Group sales increased 4% and earnings increased 2% in 1999. Orders increased 4%. The group's emergency vehicle signal, parking and outdoor warning system product lines saw significant sales and earnings gains in 1999. These improvements were partially offset in 1999 by lower sales and earnings of hazardous area lighting products, which resulted from very weak energy-related market conditions, and lower earnings from sales of hazardous liquid containment products. These results follow the group's substantial increases in sales and earnings in 1998 when all of the group's businesses increased sales and earnings. The group's European warning lights business and hazardous area lighting business saw dramatic earnings improvements on strong sales gains in 1998. Profitability of the hazardous liquid containment business also improved in 1998.

    Sign

The Sign  Group's  sales  increased  28% and earnings  increased  33% in 1999 as orders increased 13% in a healthy market and the group reduced its backlogs. Sign's 1998 earnings increased strongly on sales that were about even with 1997. Continued aggressive cost reduction programs, including closure of a manufacturing facility, and improved project management were principal reasons for the increased 1998 earnings. In January 2000, the company announced it is seeking buyers for the Sign Group due to the company focusing its growth strategies into its other groups.

    Tool

Tool Group sales and earnings increased 8% and 6%, respectively, in 1999; orders increased 7%. The mid-1999 acquisition of the Clapp & Haney Tool Company more than offset the effects of slow markets, which produced lower sales and earnings in some of the group's other tool businesses. Excluding the effect of the acquisition in 1999, U.S. sales increased 1% while non-U.S. sales declined 5% reflecting lower automotive die build programs in Germany and Japan. Tool sales and earnings increased modestly in 1998. U.S. sales grew 3% in 1998 reflecting a more difficult industrial market while non-U.S. sales grew 11%. Automotive die build programs in Germany and Japan bolstered non-U.S. sales in 1998.


Financial Services Activities

The company maintains a large investment ($197.8 million and $174.0 million at December 31, 1999 and 1998, respectively) in lease financing and other receivables which are generated principally by its environmental products and fire rescue operations with the remainder generated by its sign operations. For the five-year period ending December 31, 1999, these assets continued to be leveraged in accordance with the company's stated financial objectives (see further discussion in "Financial Position and Cash Flow").

Financial services assets have repayment terms generally ranging from two to ten years. The increases in these assets resulted from increasing sales of environmental and fire rescue products as well as continuing acceptance by customers of the benefits of using the company as their source of financing vehicle purchases.

Financial Position and Cash Flow

The company emphasizes generating strong cash flows from operations, reaching a record $75.5 million in 1998. Cash flow from operations declined to $57.7 million in 1999 as inventory levels increased to support higher production in vehicle businesses, particularly Fire Rescue. At December 31, 1999 the company's primary working capital (accounts receivable and inventory less accounts payable) as a percent of sales increased somewhat over 1998's percent. The increase is largely because of carrying higher Fire Rescue inventories. The company expects improvement in its operating cash flow as it continues to focus aggressively on earnings growth as well as working capital management.

During the 1995-1999 period, the company utilized its strong cash flows from operations to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products; 3) increase its investment in financial services activities;
4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase a small percentage of its outstanding common stock each year.

Cash flows for the five-year period ending December 31, 1999 are summarized as follows (in millions):

                                         1999        1998        1997         1996        1995
                                         ----        ----        ----         ----        ----
    Cash provided by (used for):
      Operating activities             $ 57.7       $ 75.5      $ 64.2      $ 61.4      $  62.9
      Investing activities             (105.1)       (93.0)      (38.4)      (54.2)       (88.1)
      Financing activities               40.9         22.2       (27.5)       (4.1)        29.9

In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Different ratios of debt and equity support each of these two types of activities.

One of the company's financial objectives is to maintain a strong financial position. At December 31, 1999, the company's debt-to-capitalization ratio of its manufacturing operations was 42% compared to 37% a year earlier. The increase largely reflects the $58 million used for acquisitions of businesses during 1999; the company expects to reduce the debt-to-capitalization ratio of its manufacturing operations during 2000 to under 40%. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio of 87%. At both December 31, 1999 and 1998, the company's debt-to-capitalization ratio for its financial services activities was 87%.

As indicated earlier, management focuses substantial effort on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.3 at December 31, 1999 and 1.6 at December 31, 1998. The decline in 1999 is largely due to additional short-term borrowings incurred primarily to fund acquisitions. The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.


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

The company uses interest rate swap agreements to reduce interest rate risk. Interest rate swaps change the fixed/floating interest rate mix of the company's debt portfolio. At December 31, 1999, the company was a party to interest rate swap agreements with aggregate notional amounts totaling $150,000,000. See Note H to the consolidated financial statements for a description of these interest rate swap agreements.

The company manages its exposure to interest rate movements by maintaining a proportionate relationship between fixed debt to total debt within established percentages. The company uses actual fixed rate borrowings as well as interest rate swap agreements to provide fixed interest rates.

A substantial portion of the company's debt is used to support financial services assets; the average remaining life of those assets is typically under three years. The company is currently comfortable with a sizeable portion of floating rate debt, since a rise in borrowing rates would normally correspond with a rise in lending rates in a reasonable period.

Significant interest rate sensitive instruments at December 31, 1999 and 1998 were as follows (dollars in millions):



                                                                        1999                                             1998
                                -------------------------------------------------------------------------------      ---------------
                                                                                                        Fair               Fair
                                2000       2001      2002     2003     2004    Thereafter    Total      value      Total   value
                                ----       ----      ----     ----     ----    ----------    -----      -----      -----   -----
Long-term debt
 Fixed rate
  Principal                     $2.5       $5.6      $8.1      $.1     $15.1     $50.0       $81.4      $74.7     $34.1    $36.4
  Average interest rate          6.9%       7.0%      7.0%     6.9%      6.9%      6.6%        6.9%                 7.7%

 Variable rate
  Principal                     $1.4       $1.4      $1.4     $1.4     $51.3                 $56.9      $56.9    $106.6   $106.6
  Average interest rate          6.1%       6.1%      6.1%     6.1%      6.2%                  6.1%                 5.9%

Short-term debt -
 variable rate
  Principal                   $267.9                                                        $267.9     $267.9    $185.2   $185.2
  Average interest rate          6.2%                                                          6.2%                 5.8%

Interest rate swaps (pay
 fixed, receive variable)
  Notional amount              $25.0      $25.0                                 $100.0      $150.0        $.6    $150.0    $(4.9)
  Average pay rate               5.9%       6.0%                                   5.2%
  Average receive rate           6.2%       6.2%                                   6.1%


The company did not have a significant amount of forward exchange contracts outstanding at December 31, 1999.


Other Matters

    Asia/Pacific

The company has observed that events in the financial markets relating to the Asia/Pacific Rim region have generated interest in the potential impact on the company's future sales and earnings. In 1999, orders from customers in this region approximated 3% of total company orders, down from 4% in 1998 and 6% in 1997. The company believes that the general economies of the Asia/Pacific Rim have essentially stabilized and appear to be improving.

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

The company did not experience and does not believe it will experience any significant adverse effects from Y2K-related incidents.

The costs of the company's Year 2000 transition program were essentially funded with cash flows from operations. Some of these costs related solely to the modification of existing systems, while others were for new systems, which improve business functionality. In total, these costs were not substantially different from the normal, recurring costs incurred for systems development and implementation. As a result, these costs did not have a material adverse effect on the company's overall results of operations or cash flows.

    New accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the adoption of which will be required by no later than the beginning of 2001. This statement standardizes the accounting treatment for derivative instruments. The company has not yet determined the effects, if any, this statement will have on its reported results of operations, nor when it will adopt the provisions of this statement.