Form 10-K405, Exhibit 13
period 2000-12-31
FEDERAL SIGNAL CORP /DE/
filed 2001-03-30
CIK 277509

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                               2000       1999      1998     1997     1996     1995     1994     1993     1992     1991     1990
                               ----       ----      ----     ----     ----     ----     ----     ----     ----     ----     ----
OPERATING RESULTS (DOLLARS
  IN MILLIONS):
  Net sales (a)              $1,106.1   $  977.2   $936.8   $858.6   $814.1   $744.9   $611.1   $506.7   $462.1   $407.9   $368.1
  Income before income
    taxes (a,b)              $   84.4   $   79.3   $ 79.4   $ 81.5   $ 86.6   $ 77.8   $ 66.2   $ 57.6   $ 51.7   $ 47.4   $ 38.5
  Income from continuing
    operations (b)           $   57.7   $   54.4   $ 55.1   $ 56.9   $ 57.8   $ 51.9   $ 44.3   $ 39.0   $ 35.6   $ 32.1   $ 25.6
  Operating margin (a)          10.5%      10.4%    10.4%    11.2%    11.8%    12.1%    12.2%    12.4%    12.3%    12.8%    11.8%
  Return on average common
    shareholders' equity
    (b,c)                       16.2%      17.0%    19.1%    20.6%    23.8%    22.0%    22.3%    21.0%    20.0%    20.0%    20.4%
COMMON STOCK DATA (PER
  SHARE) (d):
  Income from continuing
    operations -- diluted    $   1.27   $   1.18   $ 1.20   $ 1.24   $ 1.26   $ 1.13   $  .96   $  .85   $  .77   $  .70   $  .56
  Cash dividends             $    .76   $    .74   $  .71   $  .67   $  .58   $  .50   $  .42   $  .36   $  .31   $  .27   $  .22
  Market price range:
    High                     $  24.13   $  28.06   $27.50   $26.75   $28.25   $25.88   $21.38   $21.00   $17.63   $15.19   $10.75
    Low                      $  14.75   $  15.06   $20.00   $19.88   $20.88   $19.63   $16.88   $15.75   $12.38   $ 9.25   $ 6.19
  Average common shares
    outstanding (in
    thousands)                 45,521     45,958   45,846   45,840   45,885   45,776   45,948   46,155   46,157   46,126   46,038
FINANCIAL POSITION AT YEAR-END
  (DOLLARS IN MILLIONS):
  Working capital (e)        $   60.0   $   71.6   $116.0   $ 41.6   $ 40.6   $ 48.8   $ 53.9   $ 52.8   $ 49.5   $ 44.9   $ 42.7
  Current ratio (e)               1.2        1.3      1.6      1.2      1.2      1.3      1.4      1.5      1.6      1.5      1.5
  Total assets               $  991.1   $  948.6   $836.0   $727.9   $703.9   $620.0   $521.6   $405.7   $363.7   $341.2   $295.8
  Long-term debt, net of
    current portion          $  125.4   $  134.4   $137.2   $ 32.1   $ 34.3   $ 39.7   $ 34.9   $ 21.1   $ 16.2   $ 15.6   $ 15.8
  Shareholders' equity       $  357.4   $  354.0   $321.8   $299.8   $272.8   $248.1   $220.3   $199.2   $179.0   $164.8   $146.4
  Debt-to-capitalization
    ratio (e)                     45%        42%      37%      30%      28%      29%      22%       1%       2%       1%       2%
OTHER (DOLLARS IN MILLIONS):
  New business (a)           $1,113.7   $1,018.8   $967.9   $888.8   $851.3   $704.9   $631.5   $526.0   $455.0   $405.2   $398.2
  Backlog (a)                $  361.0   $  344.1   $305.0   $254.7   $227.6   $190.0   $204.0   $167.6   $143.4   $146.8   $142.0
  Net cash provided by
    operating activities     $   64.4   $   57.7   $ 75.5   $ 64.2   $ 61.4   $ 62.9   $ 53.8   $ 48.8   $ 40.2   $ 43.9   $ 48.3
  Net cash (used for)
    investing activities     $  (64.8)  $ (105.1)  $(93.0)  $(38.4)  $(54.2)  $(88.1)  $(96.9)  $(38.1)  $(26.9)  $(47.8)  $(14.7)
  Net cash provided by
    (used for) financing
    activities               $    5.2   $   40.9   $ 22.2   $(27.5)  $ (4.1)  $ 29.9   $ 45.1   $(10.3)  $(11.2)  $  2.5   $(34.6)
  Capital expenditures (a)   $   22.3   $   23.4   $ 19.2   $ 18.2   $ 15.2   $ 14.2   $  9.9   $  9.1   $  7.6   $ 10.4   $  6.6
  Depreciation (a)           $   19.5   $   17.1   $ 14.9   $ 13.3   $ 11.8   $ 10.5   $  8.9   $  7.5   $  6.8   $  6.2   $  5.9
  Employees (a)                 6,936      6,750    6,531    6,102    5,721    5,469    4,638    3,847    3,635    3,505    3,356

---------------

(a) continuing operations only; amounts prior to 2000 restated for discontinuance of the Sign Group operations
(b) in 1996, includes gain on sale of subsidiary of $4.7 million pre-tax, $2.8 million after-tax or $.06 per share
(c) in 1995, includes the impact of a nonrecurring charge for a litigation settlement related to a discontinued business of $4.2 million after-tax
(d) reflects 3-for-2 stock splits in 1990, 1991 and 1992, and a 4-for-3 stock split in 1994
(e) manufacturing operations only

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    2000            1999
                                                                    ----            ----
ASSETS
  Manufacturing activities:
     Current assets
       Cash and cash equivalents                                $ 13,556,000    $  8,764,000
       Accounts receivable, net of allowances for doubtful
          accounts of $2,629,000 and $2,901,000,
          respectively                                           167,964,000     152,956,000
       Inventories--Note B                                       157,619,000     159,970,000
       Prepaid expenses                                            9,797,000       8,895,000
                                                                ------------    ------------
     Total current assets                                        348,936,000     330,585,000
     Properties and equipment--Note C                            112,596,000     111,212,000
     Other assets
       Intangible assets, net of accumulated amortization        274,925,000     273,844,000
       Other deferred charges and assets                          25,873,000      23,592,000
                                                                ------------    ------------
     Total manufacturing assets                                  762,330,000     739,233,000
                                                                ------------    ------------
  Net assets of discontinued operations, including financial
     assets                                                       14,558,000      18,132,000
  Financial services activities--Lease financing and other
     receivables, net of allowances for doubtful accounts of
     $683,000 and $976,000, respectively, and net of
     unearned finance revenue--Note D                            214,230,000     191,261,000
                                                                ------------    ------------
     Total assets                                               $991,118,000    $948,626,000
                                                                ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Manufacturing activities:
     Current liabilities
       Short-term borrowings--Note E                            $145,813,000    $ 99,204,000
       Accounts payable                                           60,878,000      68,533,000
       Accrued liabilities
          Compensation and withholding taxes                      25,387,000      22,071,000
          Other                                                   48,395,000      60,851,000
       Income taxes--Note F                                        8,447,000       8,340,000
                                                                ------------    ------------
     Total current liabilities                                   288,920,000     258,999,000
     Other liabilities
       Long-term borrowings--Note E                              125,449,000     134,410,000
       Deferred income taxes--Note F                              27,835,000      28,574,000
                                                                ------------    ------------
     Total manufacturing liabilities                             442,204,000     421,983,000
                                                                ------------    ------------
  Financial services activities--Borrowings--Note E              191,483,000     172,610,000
                                                                ------------    ------------
     Total liabilities                                           633,687,000     594,593,000
                                                                ------------    ------------
  Shareholders' equity--Notes I and J
     Common stock, $1 par value, 90,000,000 shares
       authorized, 47,067,000 and 46,889,000 shares issued,
       respectively                                               47,067,000      46,889,000
     Capital in excess of par value                               68,693,000      66,762,000
     Retained earnings--Note E                                   299,985,000     276,951,000
     Treasury stock, 1,763,000 and 775,000 shares,
       respectively, at cost                                     (34,302,000)    (17,023,000)
     Deferred stock awards                                        (1,847,000)     (2,238,000)
     Accumulated other comprehensive income                      (22,165,000)    (17,308,000)
                                                                ------------    ------------
     Total shareholders' equity                                  357,431,000     354,033,000
                                                                ------------    ------------
     Total liabilities and shareholders' equity                 $991,118,000    $948,626,000
                                                                ============    ============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                      2000              1999              1998
                                                      ----              ----              ----
Net sales                                        $1,106,127,000    $  977,209,000    $  936,834,000
Costs and expenses
  Cost of sales                                    (768,783,000)     (676,607,000)     (646,455,000)
  Selling, general and administrative              (220,690,000)     (199,250,000)     (192,507,000)
                                                 --------------    --------------    --------------
Operating income                                    116,654,000       101,352,000        97,872,000
Interest expense                                    (31,401,000)      (23,339,000)      (19,336,000)
Other income (expense), net                            (839,000)        1,296,000           824,000
                                                 --------------    --------------    --------------
Income before income taxes                           84,414,000        79,309,000        79,360,000
Income taxes--Note F                                (26,759,000)      (24,926,000)      (24,225,000)
                                                 --------------    --------------    --------------
Income from continuing operations                    57,655,000        54,383,000        55,135,000
Income from discontinued operations, net of
  taxes                                                 726,000         3,154,000         4,261,000
Cumulative effect of change in accounting              (844,000)
                                                 --------------    --------------    --------------
Net income                                       $   57,537,000    $   57,537,000    $   59,396,000
                                                 ==============    ==============    ==============
Basic net income per share
  Income from continuing operations              $         1.27    $         1.19    $         1.21
  Income from discontinued operations, net of
     taxes                                                  .02               .07               .09
  Cumulative effect of change in accounting                (.02)
                                                 --------------    --------------    --------------
  Net income                                     $         1.27    $         1.26    $         1.30
                                                 ==============    ==============    ==============
Diluted net income per share
  Income from continuing operations              $         1.27    $         1.18    $         1.20
  Income from discontinued operations, net of
     taxes                                                  .02               .07               .09
  Cumulative effect of change in accounting                (.02)
                                                 --------------    --------------    --------------
  Net income*                                    $         1.26    $         1.25    $         1.30
                                                 ==============    ==============    ==============

---------------
* amounts may not add to total due to rounding

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                           2000           1999           1998
                                                           ----           ----           ----
Net income                                              $57,537,000    $57,537,000    $59,396,000
Other comprehensive income (loss)--Foreign currency
  translation adjustment, net                            (4,857,000)    (6,590,000)     2,059,000
                                                        -----------    -----------    -----------
Comprehensive income                                    $52,680,000    $50,947,000    $61,455,000
                                                        ===========    ===========    ===========

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           2000             1999             1998
                                                           ----             ----             ----
Operating activities
  Net income                                           $  57,537,000    $  57,537,000    $  59,396,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Cumulative effect of change in accounting               844,000
     Depreciation                                         19,482,000       17,057,000       14,938,000
     Amortization                                          9,575,000        8,740,000        7,141,000
     Provision for doubtful accounts                         881,000        2,098,000        1,358,000
     Deferred income taxes                                  (220,000)         983,000        4,961,000
     Other, net                                             (102,000)         365,000          345,000
     Changes in operating assets and liabilities,
       net of effects from acquisitions of
       companies
       Accounts receivable                               (10,012,000)     (10,162,000)      (5,943,000)
       Inventories                                         7,522,000      (29,634,000)     (13,213,000)
       Prepaid expenses                                     (120,000)      (4,020,000)       1,116,000
       Accounts payable                                   (9,567,000)      12,490,000        9,372,000
       Accrued liabilities                               (10,702,000)          46,000       (1,562,000)
       Income taxes                                         (728,000)       2,156,000       (2,416,000)
                                                       -------------    -------------    -------------
          Net cash provided by operating activities       64,390,000       57,656,000       75,493,000
                                                       -------------    -------------    -------------
Investing activities
  Purchases of properties and equipment                  (22,288,000)     (23,404,000)     (19,173,000)
  Principal extensions under lease financing
     agreements                                         (143,850,000)    (131,791,000)    (109,132,000)
  Principal collections under lease financing
     agreements                                          122,412,000      108,004,000      102,342,000
  Payments for purchases of companies, net of cash
     acquired, excludes $15,715,000 of common stock
     issued in 1999                                      (24,401,000)     (57,932,000)     (64,349,000)
  Other, net                                               3,297,000           27,000       (2,717,000)
                                                       -------------    -------------    -------------
          Net cash used for investing activities         (64,830,000)    (105,096,000)     (93,029,000)
                                                       -------------    -------------    -------------
Financing activities
  Addition to short-term borrowings, net                  61,482,000       78,768,000       58,184,000
  Increase (reduction) in long-term borrowings            (4,961,000)      (2,883,000)       4,902,000
  Purchases of treasury stock                            (17,279,000)      (3,592,000)      (9,842,000)
  Cash dividends paid to shareholders                    (34,534,000)     (33,574,000)     (32,145,000)
  Other, net                                                 524,000        2,169,000        1,067,000
                                                       -------------    -------------    -------------
          Net cash provided by financing activities        5,232,000       40,888,000       22,166,000
                                                       -------------    -------------    -------------
Increase (decrease) in cash and cash equivalents           4,792,000       (6,552,000)       4,630,000
Cash and cash equivalents at beginning of year             8,764,000       15,316,000       10,686,000
                                                       -------------    -------------    -------------
Cash and cash equivalents at end of year               $  13,556,000    $   8,764,000    $  15,316,000
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

     INVENTORIES: Inventories are stated at the lower of cost or market. At December 31, 2000 and 1999, approximately 52% and 55%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories is costed using the FIFO (first-in, first-out) method.

     PROPERTIES AND DEPRECIATION: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

     INTANGIBLE ASSETS: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $41,876,000 and $34,184,000 at December 31, 2000 and 1999, respectively. The company makes regular periodic assessments to determine if factors are present which indicate that an impairment of intangibles may exist. If factors indicate that an impairment may exist, the company makes an estimate of the related future cash flows. The undiscounted cash flows, excluding interest, are compared to the related book value including the intangibles. If such cash flows are less than the book value, the company makes an estimate of the fair value of the related business to determine the amount of impairment loss, if any, to be recorded as a reduction of the recorded intangibles.

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

     REVENUE RECOGNITION: Effective January 1, 2000, the company changed its method of accounting for recognizing revenues as required by Staff Accounting Bulletin No. 101 issued by the Securities and Exchange Commission. Effective with the change, the company recognizes revenues for product sales based upon the respective terms of delivery for each sale agreement. In years prior to 2000, the company recognized substantially all of its revenues for product sales as products were shipped, as this method was then in compliance with generally accepted accounting principles. See Note P.

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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE B--INVENTORIES

     Inventories at December 31 are summarized as follows:

                                                                2000            1999
                                                                ----            ----
      Finished goods                                        $ 45,636,000    $ 40,590,000
      Work in process                                         45,127,000      60,893,000
      Raw materials                                           66,856,000      58,487,000
                                                            ------------    ------------
      Total inventories                                     $157,619,000    $159,970,000
                                                            ============    ============

     If the first-in, first-out cost method, which approximates replacement cost, had been used exclusively by the company, inventories would have aggregated $166,956,000 and $169,404,000 at December 31, 2000 and 1999,
respectively.

NOTE C--PROPERTIES AND EQUIPMENT

     A comparative summary of properties and equipment at December 31 is as follows:

                                                                2000            1999
                                                                ----            ----
      Land                                                  $  5,291,000    $  5,717,000
      Buildings and improvements                              51,755,000      50,365,000
      Machinery and equipment                                184,990,000     169,110,000
      Accumulated depreciation                              (129,440,000)   (113,980,000)
                                                            ------------    ------------
      Total properties and equipment                        $112,596,000    $111,212,000
                                                            ============    ============

NOTE D--LEASE FINANCING AND OTHER RECEIVABLES

     As an added service to its customers, the company is engaged in financial services activities. These activities primarily consist of providing long-term financing for certain U.S. customers purchasing vehicle-based products from the company's Environmental Products and Fire Rescue groups. A substantial portion of these receivables is due from municipalities. Financing is provided through sales-type lease contracts with terms that range typically two to ten years.

     At the inception of the lease, the company records the product sales price and related costs and expenses of the sale. Financing revenues are included in income over the life of the lease. The amounts recorded as lease financing receivables represent amounts equivalent to normal selling prices less subsequent customer payments.

     Lease financing and other receivables will become due as follows:
$67,180,000 in 2001, $39,711,000 in 2002, $30,732,000 in 2003, $23,336,000 in
2004, $16,722,000 in 2005 and $37,232,000 thereafter. At December 31, 2000 and
1999, unearned finance revenue on these leases aggregated $34,354,000 and $31,290,000, respectively.

NOTE E--DEBT

     Short-term borrowings at December 31 consisted of the following:

                                                                2000            1999
                                                                ----            ----
      Commercial paper                                      $299,073,000    $210,602,000
      Notes payable                                           32,027,000      57,278,000
      Current maturities of long-term debt                     6,196,000       3,934,000
                                                            ------------    ------------
      Total short-term borrowings                           $337,296,000    $271,814,000
                                                            ============    ============

     Of the above amounts, $191,483,000 and $172,610,000 are classified as financial services activities borrowings at December 31, 2000 and 1999, respectively.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Long-term borrowings at December 31 consisted of the following:

                                                                2000            1999
                                                                ----            ----
    6.79% unsecured note payable in annual installments
      of $10,000,000 in 2007-2011                           $ 50,000,000    $ 50,000,000
    7.59% unsecured note payable in 2001 ($4,000,000)
      and 2002 ($8,000,000)                                   12,000,000      12,000,000
    7.99% unsecured note payable in 2004                      15,000,000      15,000,000
    Floating rate (5.79% at December 31, 2000) secured
      note payable in monthly installments ending in
      2004                                                     2,889,000       6,907,000
    Notes payable backed by long-term credit lines (7.6%
      at December 31, 2000)                                   50,000,000      50,000,000
    Other                                                      1,756,000       4,437,000
                                                            ------------    ------------
                                                             131,645,000     138,344,000
    Less current maturities                                    6,196,000       3,934,000
                                                            ------------    ------------
    Total long-term borrowings                              $125,449,000    $134,410,000
                                                            ============    ============

     Aggregate maturities of long-term debt amount to approximately $6,196,000 in 2001, $9,525,000 in 2002, $924,000 in 2003, $65,000,000 in 2004 and
$50,000,000 thereafter. The fair values of borrowings are not substantially different from recorded amounts.

     The 7.59% and 7.99% notes contain various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. At December 31, 2000, all of the company's retained earnings were free of any restrictions and the company was in compliance with the financial covenants of its debt agreements.

     The company paid interest of $31,780,000 in 2000, $24,888,000 in 1999 and $18,600,000 in 1998. Weighted average interest rates on short-term borrowings were 7.6% and 6.2% at December 31, 2000 and 1999, respectively. See Note H regarding the company's utilization of derivative financial instruments relating to outstanding debt.

     At December 31, 2000, the company had unused credit lines of $375,000,000, of which $241,000,000 expires June 14, 2001 and $134,000,000 expires June 17,
2004. Commitment fees, paid in lieu of compensating balances, were insignificant.

NOTE F--INCOME TAXES

     The provisions for income taxes consisted of the following:

                                                   2000           1999           1998
                                                   ----           ----           ----
    CURRENT:
      Federal                                   $19,119,000    $17,942,000    $14,150,000
      Foreign                                     5,036,000      3,759,000      2,486,000
      State and local                             2,824,000      2,242,000      2,628,000
                                                -----------    -----------    -----------
                                                 26,979,000     23,943,000     19,264,000
    DEFERRED:
      Federal                                       426,000        291,000      3,222,000
      Foreign                                      (424,000)       347,000      1,619,000
      State and local                              (222,000)       345,000        120,000
                                                -----------    -----------    -----------
                                                   (220,000)       983,000      4,961,000
                                                -----------    -----------    -----------
    Total income taxes                          $26,759,000    $24,926,000    $24,225,000
                                                ===========    ===========    ===========

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                                                2000      1999      1998
                                                                ----      ----      ----
    Statutory federal income tax rate                           35.0%     35.0%     35.0%
    State income taxes, net of federal tax benefit               2.0       2.1       2.2
    Tax-exempt interest                                         (3.3)     (3.2)     (3.2)
    Other, net                                                  (2.0)     (2.5)     (3.5)
                                                                ----      ----      ----
    Effective income tax rate                                   31.7%     31.4%     30.5%
                                                                ====      ====      ====

     The company had net current deferred income tax benefits of $2,877,000 and $3,396,000 recorded in the balance sheet at December 31, 2000 and 1999, respectively. The company paid income taxes of $24,481,000 in 2000, $21,933,000 in 1999 and $24,419,000 in 1998.

     Net deferred tax liabilities (assets) comprised the following at December 31, 2000: Depreciation and amortization--$32,748,000; revenue recognized on custom manufacturing contracts--$3,406,000; accrued pension benefits--$6,002,000; accrued expenses deductible in future periods--$(14,135,000); and other--$(3,063,000).

     Net deferred tax liabilities (assets) comprised the following at December 31, 1999: Depreciation and amortization--$28,909,000; revenue recognized on custom manufacturing contracts--$2,484,000; accrued pension benefits--$5,030,000; accrued expenses deductible in future periods--$(10,319,000); and other--$(926,000).

     Income before taxes consisted of the following:

                                                   2000           1999           1998
                                                   ----           ----           ----
    United States                               $71,734,000    $65,753,000    $66,886,000
    Non-U.S.                                     12,680,000     13,556,000     12,474,000
                                                -----------    -----------    -----------
                                                $84,414,000    $79,309,000    $79,360,000
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

U.S. BENEFIT PLANS

     The components of net periodic pension (credit) are summarized as follows:

                                                   2000           1999           1998
                                                   ----           ----           ----
    Company-sponsored plans
      Service cost                              $ 2,251,000    $ 3,036,000    $ 2,546,000
      Interest cost                               4,537,000      4,313,000      3,947,000
      Expected return on plan assets             (8,961,000)    (8,165,000)    (7,225,000)
      Amortization of transition amount            (230,000)      (230,000)      (183,000)
      Other                                        (228,000)        (8,000)        (8,000)
                                                -----------    -----------    -----------
                                                 (2,631,000)    (1,054,000)      (923,000)
    Multiemployer plans                             636,000        690,000        661,000
                                                -----------    -----------    -----------
    Net periodic pension (credit)               $(1,995,000)   $  (364,000)   $  (262,000)
                                                ===========    ===========    ===========

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                                2000            1999
                                                                ----            ----
    Projected benefit obligation, January 1                  $52,024,000    $ 62,079,000
    Service cost                                               2,251,000       3,036,000
    Interest cost                                              4,537,000       4,313,000
    Actuarial (gain)loss                                       6,369,000     (15,411,000)
    Benefits paid                                             (3,686,000)     (1,993,000)
    Curtailment credit                                          (839,000)
                                                             -----------    ------------
    Projected benefit obligation, December 31                $60,656,000    $ 52,024,000
                                                             ===========    ============
    Fair value of plan assets, January 1                     $69,008,000    $ 72,903,000
    Adjustment to prior year actual return                     1,805,000
    Actual return on plan assets                                 951,000      (1,917,000)
    Company contribution                                                           3,000
    Benefits paid                                             (3,686,000)     (1,981,000)
                                                             -----------    ------------
    Fair value of plan assets, December 31                   $68,078,000    $ 69,008,000
                                                             ===========    ============
    Funded status of plan, December 31                       $ 7,422,000    $ 16,984,000
    Unrecognized actuarial (gain)loss                          3,708,000      (9,080,000)
    Unrecognized prior service cost                              (96,000)       (110,000)
    Unrecognized net transition obligation                    (1,078,000)     (1,308,000)
                                                             -----------    ------------
    Net amount recognized as prepaid benefit cost in the
      balance sheet                                          $ 9,956,000    $  6,486,000
                                                             ===========    ============

     Plan assets consist principally of a broadly diversified portfolio of equity securities and corporate and U.S. government obligations. Included in plan assets at December 31, 2000 and 1999 were 653,400 shares of the company's common stock valued at $12,823,000 and $10,495,000, respectively. Dividends paid on the company's common stock to the pension trusts aggregated $497,000 and $484,000, respectively, for the years ended December 31, 2000 and 1999. The company curtailed the pension benefits of employees of a discontinued business in 2000; the resulting credit of $839,000 was reported as a component of income from discontinued operations.

     The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 2000:

                                                                  2000    1999    1998
                                                                  ----    ----    ----
    Discount rate                                                 8.1%    6.8%    7.2%
    Rate of increase in compensation levels                         4%      4%      4%
    Expected long-term rate of return on plan assets               12%     12%     12%

     The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 2000 and 1999 were 7.7% and 8.1%, respectively.

     The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans, including the plans of companies acquired during the three-year period ended December 31, 2000, was $4,886,000 in 2000, $3,993,000 in 1999, and $3,790,000 in 1998.

     The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The company will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost. Accumulated

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

postretirement benefit liabilities of $3,890,000 and $3,522,000 at December 31, 2000 and 1999, respectively, were fully accrued. The net periodic postretirement benefit costs have not been significant during the three-year period ended December 31, 2000.

NON-U.S. BENEFIT PLAN

     A wholly-owned subsidiary sponsors a defined benefit plan for substantially all of its employees in the United Kingdom. Benefits under this plan are based on final compensation and years of service as defined within the provisions of the plan.

     Net periodic pension credits during the three-year period ended December 31, 2000 were not significant. The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                                 2000           1999
                                                                 ----           ----
    Projected benefit obligation, October 1                   $37,068,000    $40,520,000
    Service cost                                                  542,000        696,000
    Interest cost                                               2,240,000      2,308,000
    Actuarial (gain)loss                                         (630,000)    (3,430,000)
    Employee contributions                                        102,000        112,000
    Benefits paid                                              (1,766,000)    (1,884,000)
    Increase (decrease) due to translation                     (3,907,000)    (1,254,000)
                                                              -----------    -----------
    Projected benefit obligation, September 30                $33,649,000    $37,068,000
                                                              ===========    ===========
    Fair value of plan assets, October 1                      $39,540,000    $39,222,000
    Actual return on plan assets                                4,372,000      3,276,000
    Company contribution                                          397,000        164,000
    Employee contribution                                         102,000        112,000
    Benefits paid                                              (1,766,000)    (1,884,000)
    Plan expenses                                                (135,000)      (124,000)
    Increase (decrease) due to translation                     (4,317,000)    (1,226,000)
                                                              -----------    -----------
    Fair value of plan assets, September 30                   $38,193,000    $39,540,000
                                                              ===========    ===========
    Funded status of plan, September 30                       $ 4,544,000    $ 2,472,000
    Unrecognized actuarial loss                                   749,000      2,794,000
                                                              -----------    -----------
    Net amount recognized as prepaid benefit cost in the
      balance sheet                                           $ 5,293,000    $ 5,266,000
                                                              ===========    ===========

     Plan assets consist principally of a broadly diversified portfolio of equity securities, U.K. government obligations and fixed interest securities. The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 2000:

                                                                  2000    1999    1998
                                                                  ----    ----    ----
    Discount rate                                                 6.5%      6%    7.5%
    Rate of increase in compensation levels                         3%    3.5%      4%
    Expected long-term rate of return on plan assets              8.5%      8%      8%

     The weighted average discount rate used in determining the actuarial present value of all pension obligations at September 30, 2000 and 1999 was 6.5%.

NOTE H--DERIVATIVE FINANCIAL INSTRUMENTS

     At December 31, 2000, the company had one agreement with a financial institution to swap interest rates. This agreement is based on a notional amount of $25,000,000. The company pays interest at a fixed rate of 5.13% and receives interest at the three-month LIBOR rate. The swap expires in February 2008. The agreement allows the counterparty to cancel the swap at three-month intervals commencing in February 2001. If at any three-

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party.

     At December 31, 1999, the company had similar swap agreements on notional amounts totaling $150 million. The estimated cost (benefit) to terminate these agreements was $169,000 and ($599,000) at December 31, 2000 and 1999,
respectively. Except for the agreement described above, these swap agreements expired or were terminated in 2000 resulting in insignificant gains or losses.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as later amended, the adoption of which will be required by no later than January 1, 2001. This statement standardizes the accounting treatment for derivative instruments. The company has determined that this statement will have an insignificant effect on its reported results of operations; the company is required to adopt the provisions of this statement on January 1, 2001.

NOTE I --STOCK-BASED COMPENSATION

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

     Stock option activity for the three-year period ended December 31, 2000 follows (number of shares in 000's, prices in dollars per share):

                                                OPTION SHARES       WEIGHTED AVERAGE PRICE ($)
                                            ---------------------   ---------------------------
                                            2000    1999    1998     2000      1999      1998
                                            ----    ----    ----     ----      ----      ----
    Outstanding at beginning of year        2,312   2,025   2,036    19.29     18.80     17.98
    Granted                                    63     489     180    18.65     18.57     23.56
    Canceled or expired                       (36)    (35)    (59)   21.74     21.99     22.43
    Exercised                                (161)   (167)   (132)   11.05     10.65     11.77
                                            -----   -----   -----
    Outstanding at end of year              2,178   2,312   2,025    19.84     19.29     18.80
                                            =====   =====   =====
    Exercisable at end of year              1,588   1,468   1,523    19.95     18.71     18.00
                                            =====   =====   =====

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For options outstanding at December 31, 2000, the number (in thousands), weighted average exercise prices in dollars per share, and weighted average remaining terms were as follows:

                                                PERIOD IN WHICH OPTIONS WERE GRANTED
                                          -------------------------------------------------
                                          00-99   98-97   96-95   94-93   92-91   AGGREGATE
                                          -----   -----   -----   -----   -----   ---------
    Number outstanding                      513     549     442     305     369       2,178
    Exercise price range ($):
      High                                26.13   25.38   24.75   20.62   15.87       26.13
      Low                                 14.94   20.06   20.12   16.00   11.17       11.17
    Weighted average:
      Exercise price ($)                  18.53   21.71   23.98   19.81   13.93       19.84
      Remaining term (years)                  9       7       5       3       1           6

     The weighted average fair value of options granted was $4.86 per share during 2000, $3.58 per share during 1999 and $5.24 per share during 1998. The fair value of options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions; risk free interest rates of 5.0% in 2000, 6.4% in 1999 and 4.6% in 1998; dividend yield of 3.9% in 2000, 4.8% in 1999 and 2.5% in 1998; market volatility of the company's common stock of .27 in 2000, .23 in 1999 and .20 in 1998; and a weighted average expected life of the options of approximately 8 years for 2000 and 7 years for 1999 and 1998. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. On a pro forma basis, the company's net income would have been $56,800,000 or $1.25 per share for the year ended December 31, 2000, $56,523,000 or $1.23 per share for the year ended December 31, 1999 and $58,202,000 or $1.27 per share for the year ended December 31, 1998. The calculated pro forma impact on 1998-2000 net income and net income per share amounts are not necessarily indicative of future amounts until application of the disclosure rules are applied to all outstanding, nonvested awards.

     The intent of the Black-Scholes option valuation model is to provide estimates of fair values of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the use of highly subjective assumptions including expected stock price volatility. The company has utilized the Black-Scholes method to produce the pro forma disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation". In management's opinion, existing valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the company's employee stock options have significantly different characteristics from those of traded options and the assumptions used in applying option valuation methodologies, including the Black-Scholes model, are highly subjective.

     Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period. The company granted stock award shares of 69,500 in 2000, 65,000 in 1999 and 58,000 in 1998. The
fair values of these shares were $1,108,000, $1,712,000 and $1,289,000, respectively. Compensation expense related to stock award shares recorded during these periods was $1,499,000, $1,308,000 and $1,173,000, respectively.

     Under the 1988 plan, no benefit shares or units were available for future grant during the three-year period ending December 31, 2000. Under the 1996 plan, the following benefit shares or units were available for future grant:
937,000 at December 31, 2000, 1,040,000 at December 31, 1999 and 69,000 at
December 31, 1998.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE J--SHAREHOLDERS' EQUITY

     The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

     The changes in shareholders' equity for each of the three years in the period ended December 31, 2000 were as follows:

                                                                                                                     ACCUMULATED
                                              COMMON      CAPITAL IN                                   DEFERRED         OTHER
                                               STOCK       EXCESS OF      RETAINED       TREASURY        STOCK      COMPREHENSIVE
                                             PAR VALUE     PAR VALUE      EARNINGS        STOCK         AWARDS         INCOME
                                             ---------    ----------      --------       --------      --------     -------------
Balance at December 31, 1997--
  46,501,000 shares issued                  $46,501,000   $61,029,000   $226,432,000   $(19,695,000)  $(1,718,000)  $(12,777,000)
Net income                                                                59,396,000
Cash dividends declared                                                  (32,462,000)
Exercise of stock options:
  Cash proceeds                                 100,000     1,292,000
  Exchange of shares                             31,000       129,000                      (160,000)
Stock awards granted                             58,000     1,231,000                                  (1,289,000)
Tax benefits related to stock compensation
  plans                                                       265,000
Retirement of treasury stock                    (22,000)     (482,000)                      504,000
Purchases of 444,000 shares of treasury
  stock                                                                                  (9,466,000)
Amortization of deferred stock awards                                                                   1,173,000
Foreign currency translation adjustment,
  net                                                                                                                  2,059,000
Other                                                          (3,000)                     (344,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 1998--
  46,668,000 shares issued                   46,668,000    63,461,000    253,366,000    (29,161,000)   (1,834,000)   (10,718,000)
Net income                                                                57,537,000
Cash dividends declared                                                  (33,952,000)
Exercise of stock options:
  Cash proceeds                                 147,000     1,472,000
  Exchange of shares                             21,000        99,000                      (120,000)
Stock awards granted                             65,000     1,647,000                                  (1,712,000)
Tax benefits related to stock compensation
  plans                                                       363,000
Retirement of treasury stock                    (12,000)     (280,000)                      292,000
Purchases of 141,000 shares of treasury
  stock                                                                                  (3,582,000)
Issued 706,000 shares from treasury for
  purchases of companies                                                                 15,715,000
Amortization of deferred stock awards                                                                   1,308,000
Foreign currency translation adjustment,
  net                                                                                                                 (6,590,000)
Other                                                                                      (167,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 1999--
  46,889,000 shares issued                   46,889,000    66,762,000    276,951,000    (17,023,000)   (2,238,000)   (17,308,000)
Net income                                                                57,537,000
Cash dividends declared                                                  (34,503,000)
Exercise of stock options:
  Cash proceeds                                  82,000       961,000
  Exchange of shares                             79,000       697,000                      (776,000)
Stock awards granted                             69,000     1,039,000                                  (1,108,000)
Tax benefits related to stock compensation
  plans                                                       302,000
Retirement of treasury stock                    (52,000)   (1,068,000)                    1,120,000
Purchases of 988,000 shares of treasury
  stock                                                                                 (17,279,000)
Amortization of deferred stock awards                                                                   1,499,000
Foreign currency translation adjustment,
  net                                                                                                                 (4,857,000)
Other                                                                                      (344,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 2000--
  47,067,000 shares issued                  $47,067,000   $68,693,000   $299,985,000   $(34,302,000)  $(1,847,000)  $(22,165,000)
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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

NOTE K--ACQUISITIONS

     During the three-year period ended December 31, 2000, the company made the following acquisitions, principally all for cash, except as otherwise noted. In March 2000, the company acquired P.C.S. Company. Located near Detroit, Michigan, P.C.S. offers a comprehensive line of tooling components for the plastic injection mold and the die cast industries. The company also made a small Environmental Products Group acquisition during the first quarter of 2000. As a result of the 2000 acquisitions, the company recorded approximately $9.9 million of working capital, $3.8 million of fixed and other assets and $10.7 million of costs in excess of fair value. The assigned values of these acquisitions are based upon preliminary estimates. In July 1999, the company acquired Clapp & Haney Tool Company for cash and stock. Located near Toledo, Ohio, Clapp & Haney is the leading U.S. manufacturer and marketer of polycrystalline diamond and cubic boron nitride consumable tooling. The company also made a small Safety Products Group acquisition during the early part of 1999. As a result of the 1999 acquisitions, the company recorded approximately $4.9 million of working capital, $12.2 million of fixed and other assets and $56.1 million of costs in excess of fair value. In January 1998, the company acquired Saulsbury Fire Equipment Corporation and Five Star Manufacturing Company. In August 1998, the company acquired Jetstream of Houston. Saulsbury, located in Tully, New York, is the leading manufacturer of stainless steel-bodied fire trucks and rescue vehicles in the United States. Five Star, based in Youngsville, North Carolina, manufactures mechanical and recirculating air street sweepers. Located in Houston, Texas, Jetstream is a leading manufacturer of high-pressure waterblasting equipment. The company also made several small Safety Products Group acquisitions during the last half of 1998. As a result of the 1998 acquisitions, the company recorded approximately $10.5 million of working capital, $8.0 million of fixed and other assets and $47.9 million of costs in excess of fair value.

     All of the acquisitions in the three-year period ended December 31, 2000 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 2000 and 1999 acquisitions occurred January 1, 1999, the company estimates that reported consolidated net sales would have changed less than 1% in 2000 and increased by 4% in 1999, while reported net income would have changed less than 1% in 2000 and increased by 4% in 1999. The company made no significant changes to the values originally assigned to assets and liabilities recorded as a result of acquisitions made prior to 2000.

NOTE L--LEGAL PROCEEDINGS

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

NOTE M--SEGMENT AND RELATED INFORMATION

     The company has four continuing operating segments as defined under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Business units are

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

organized under each segment because they share certain characteristics, such as technology, marketing, and product application, which create long-term synergies. The principal activities of the company's operating segments are as follows:

     ENVIRONMENTAL PRODUCTS--Environmental Products manufactures a variety of self-propelled street cleaning vehicles, vacuum loader vehicles, municipal catch basin/sewer cleaning vacuum trucks and waterblasting equipment. Environmental Products sells primarily to municipal customers, contractors and government customers.

     FIRE RESCUE--Fire Rescue manufactures chassis; fire trucks, including Class A pumpers, mini-pumpers and tankers; airport and other rescue vehicles, aerial access platforms and aerial ladder trucks. This group sells primarily to municipal customers, volunteer fire departments and government customers.

     SAFETY PRODUCTS--Safety Products produces a variety of visual and audible warning and signal devices; paging, local signaling, and building security, parking and access control systems; hazardous area lighting; and equipment for storage, transfer, use and disposal of flammable and hazardous materials. The group's products are sold primarily to industrial, municipal and government customers.

     TOOL--Tool manufactures a variety of consumable tools which include die components for the metal stamping industry, a large selection of precision metal products for nonstamping needs and a line of precision cutting and grooving tools including polycrystalline diamond and cubic boron nitride products for superhard applications. The group's products are sold predominately to industrial markets.

     Net sales by operating segment reflect sales of products and services and financial revenues to external customers, as reported in the company's consolidated statements of income. Intersegment sales are insignificant. The company evaluates performance based on operating income of the respective segment. Operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Operating segment depreciation expense, identifiable assets and capital expenditures relate to those assets that are utilized by the respective operating segment. Corporate assets consist principally of cash and cash equivalents, notes and other receivables and fixed assets. The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies.

     See Note K for a discussion of the company's acquisition activity during the three-year period ended December 31, 2000.

     Non-U.S. sales, which include sales exported from the U.S. and sales made by non-U.S. operations, aggregated $274,168,000 in 2000, $265,249,000 in 1999 and $266,562,000 in 1998. Sales exported from the U.S. aggregated $102,402,000 in 2000, $104,940,000 in 1999 and $98,135,000 in 1998.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A summary of the company's continuing operations by segment for the three-year period ended December 31, 2000 is as follows:

                                                      2000              1999              1998
                                                      ----              ----              ----
    Net sales
      Environmental Products                     $  255,269,000    $  247,097,000    $  219,812,000
      Fire Rescue                                   389,311,000       310,008,000       318,038,000
      Safety Products                               267,062,000       261,940,000       253,020,000
      Tool                                          194,485,000       158,164,000       145,964,000
                                                 --------------    --------------    --------------
      Total net sales                            $1,106,127,000    $  977,209,000    $  936,834,000
                                                 ==============    ==============    ==============
    Operating income
      Environmental Products                     $   23,101,000    $   24,454,000    $   19,559,000
      Fire Rescue                                    24,940,000        10,900,000        14,526,000
      Safety Products                                43,721,000        41,384,000        40,601,000
      Tool                                           35,298,000        33,303,000        31,426,000
      Corporate expense                             (10,406,000)       (8,689,000)       (8,240,000)
                                                 --------------    --------------    --------------
      Total operating income                        116,654,000       101,352,000        97,872,000
    Interest expense                                (31,401,000)      (23,339,000)      (19,336,000)
    Other income (expense)                             (839,000)        1,296,000           824,000
                                                 --------------    --------------    --------------
    Income before income taxes                   $   84,414,000    $   79,309,000    $   79,360,000
                                                 ==============    ==============    ==============
    Depreciation and amortization
      Environmental Products                     $    5,030,000    $    4,609,000    $    3,869,000
      Fire Rescue                                     5,304,000         5,299,000         4,605,000
      Safety Products                                 8,978,000         8,925,000         8,210,000
      Tool                                            8,907,000         6,115,000         4,448,000
      Corporate                                         838,000           849,000           947,000
                                                 --------------    --------------    --------------
      Total depreciation and amortization        $   29,057,000    $   25,797,000    $   22,079,000
                                                 ==============    ==============    ==============
    Identifiable assets
      Manufacturing activities
         Environmental Products                  $  149,622,000    $  143,320,000    $  139,819,000
         Fire Rescue                                201,960,000       200,950,000       178,818,000
         Safety Products                            220,867,000       227,073,000       224,605,000
         Tool                                       175,884,000       155,095,000        85,013,000
         Corporate                                   13,997,000        12,795,000        10,803,000
                                                 --------------    --------------    --------------
         Total manufacturing activities             762,330,000       739,233,000       639,058,000
                                                 --------------    --------------    --------------
      Financial services activities
         Environmental Products                      69,055,000        66,096,000        51,499,000
         Fire Rescue                                145,175,000       125,165,000       114,163,000
                                                 --------------    --------------    --------------
         Total financial services activities        214,230,000       191,261,000       165,662,000
                                                 --------------    --------------    --------------
      Total identifiable assets                  $  976,560,000    $  930,494,000    $  804,720,000
                                                 ==============    ==============    ==============
    Additions to long-lived assets
      Environmental Products                     $    5,574,000    $    3,241,000    $   32,685,000
      Fire Rescue                                     4,958,000         4,598,000        18,603,000
      Safety Products                                 5,333,000        13,496,000        17,348,000
      Tool                                           19,857,000        70,243,000         6,404,000
      Corporate                                          23,000            26,000            33,000
                                                 --------------    --------------    --------------
      Total additions to long-lived assets       $   35,745,000    $   91,604,000    $   75,073,000
                                                 ==============    ==============    ==============
    Financial revenues (included in net
      sales)
      Environmental Products                     $    6,113,000    $    5,170,000    $    3,904,000
      Fire Rescue                                     8,082,000         7,166,000         7,606,000
                                                 --------------    --------------    --------------
      Total financial revenues                   $   14,195,000    $   12,336,000    $   11,510,000
                                                 ==============    ==============    ==============

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Due to the nature of the company's customers, a significant portion of the Environmental Products and Fire Rescue financial revenues is exempt from federal income tax.

     A summary of the company's continuing operations by geographic area for the three-year period ended December 31, 2000 is as follows:

                                                 2000            1999            1998
                                                 ----            ----            ----
    UNITED STATES
      Net sales                              $934,361,000    $816,900,000    $768,407,000
      Operating income                        103,704,000      88,012,000      83,199,000
      Long-lived assets                       344,367,000     334,833,000     266,337,000
    ALL NON-U.S. (principally Europe)
      Net sales                              $171,766,000    $160,309,000    $168,427,000
      Operating income                         12,950,000      13,340,000      14,673,000
      Long-lived assets                        69,027,000      73,815,000      75,448,000

     The company had no significant amounts of sales to or long-lived assets in an individual country outside of the United States.

     During 2000, the company decided to divest the operations of the Sign Group and began to search for a qualified buyer of that business. Sign manufactures for sale or lease illuminated, non-illuminated and electronic advertising sign displays primarily for commercial and industrial markets. It also enters contracts to provide maintenance service for the signs it manufactures as well as for signs manufactured by others. The results of the Sign operations are reported as discontinued operations in the financial statements; 1999 and 1998 financial statements have been appropriately restated.

     The company also incurred $3,744,000 in restructuring charges during 2000 relating to the consolidation of facilities and operations. Of this amount, the Environmental Products Group incurred costs of $2,773,000 and the Tool Group incurred $971,000.

NOTE N--NET INCOME PER SHARE

     The following table summarizes the information used in computing basic and diluted income per share for the three-year period ending December 31, 2000:

                                                   2000           1999           1998
                                                   ----           ----           ----
    Numerator for both basic and diluted
      income per share computations -- net
      income                                    $57,537,000    $57,537,000    $59,396,000
                                                ===========    ===========    ===========
    Denominator for basic income per share--
      weighted average shares outstanding        45,388,000     45,775,000     45,568,000
    Effect of employee stock options
      (dilutive potential common shares)            133,000        183,000        278,000
                                                -----------    -----------    -----------
    Denominator for diluted income per
      share -- adjusted shares                   45,521,000     45,958,000     45,846,000
                                                ===========    ===========    ===========

NOTE O--COMMITMENTS

     The company leases certain facilities and equipment under operating leases, some of which contain options to renew. Total rental expense on all operating leases was $8,297,000 in 2000, $8,037,000 in 1999 and $8,426,000 in 1998.
Sublease income and contingent rentals relating to operating leases were insignificant. At December 31, 2000, minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $30,701,000 payable as follows: $7,097,000 in 2001, $5,515,000 in
2002, $3,777,000 in 2003, $3,295,000 in 2004, $2,798,000 in 2005 and $8,219,000
thereafter.

     At December 31, 2000, the company had outstanding standby letters of credit aggregating $17,214,000 principally to act as security for retention levels related to casualty insurance policies and to guarantee the performance of subsidiaries that engage in export transactions to foreign governments and municipalities.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE P--CHANGE IN ACCOUNTING

     In the fourth quarter of 2000, the company changed its method of accounting for recognizing revenues for product sales. Effective with this change, retroactively applied to January 1, 2000, the company recognizes revenues based upon the respective terms of delivery for each sale agreement. This change was required by Staff Accounting Bulletin (SAB) No. 101 issued by the Securities and Exchange Commission. In years prior to 2000, the company recognized substantially all of its revenues for product sales as products were shipped, as this method was then in compliance with generally accepted accounting principles.

     For the restated three-month period ended March 31, 2000 and the year ended December 31, 2000, the company recognized sales of $10,052,000 and the related operating income of $1,362,000 resulting from the change in accounting method; these amounts were previously recognized in sales and income in 1999 under the company's previous accounting method. These sales and the related income also account for the cumulative effect of the change in accounting method on prior years, which resulted in a charge to net income of $844,000 (net of taxes of $518,000), or $.02 per diluted share. This charge reflects the adoption of SAB No. 101 and is included in the restated three-month period ended March 31, 2000 and the year ended December 31, 2000. Pro-forma net income amounts for the three-year period ending December 31, 2000, assuming the change in method was retroactively applied to the beginning of that period, are as follows:

                                                   2000           1999           1998
                                                   ----           ----           ----
    Net income                                  $58,381,000    $57,268,000    $59,436,000
    Diluted net income per share                $      1.28    $      1.25    $      1.30

     Presented below is a summary of the originally reported and restated income statement data for the first three three-month periods of the year ended December 31, 2000:

                                              MARCH 31                  JUNE 30                 SEPTEMBER 30
                                       ----------------------    ----------------------    ----------------------
                                       ORIGINALLY                ORIGINALLY                ORIGINALLY
                                        REPORTED     RESTATED     REPORTED     RESTATED     REPORTED     RESTATED
                                       ----------    --------    ----------    --------    ----------    --------
Net sales                               $271,670     $260,181     $278,217     $286,825    $  270,884    $258,577
Gross margin                              85,323       82,807       87,245       88,786        83,019      80,534
Income from continuing operations         14,297       13,763       16,012       16,198        15,715      14,705
Income (loss) from discontinued
  operations                                 939          939          172          172           (25)        (25)
Cumulative effect of change in
  accounting                                             (844)
Net income                                15,236       13,858       16,184       16,370        15,690      14,680
Per share data--diluted:
  Income from continuing operations          .31          .30          .35          .36           .35         .32
  Income (loss) from discontinued
     operations                              .02          .02
  Cumulative effect of change in
     accounting                                          (.02)
  Net income*                                .33          .30          .36          .36           .35         .32

* amounts may not add due to rounding

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE Q-- SELECTED QUARTERLY DATA (UNAUDITED)
        (in thousands of dollars except per share amounts)

                                                   FOR THE THREE-MONTH PERIOD ENDED
                       -----------------------------------------------------------------------------------------
                                          2000                                          1999
                       -------------------------------------------   -------------------------------------------
                        MARCH       JUNE     SEPTEMBER    DECEMBER    MARCH       JUNE     SEPTEMBER    DECEMBER
                         31*        30*         30*          31         31         30         30           31
                        -----       ----     ---------    --------    -----       ----     ---------    --------
Net sales              $260,181   $286,825   $258,577     $300,544   $235,661   $242,991   $237,243     $261,314
Gross margin             82,807     88,786     80,534      85,217      72,058     73,582     74,244       80,718
Income from
  continuing
  operations             13,763     16,198     14,705      12,989      12,239     12,677     13,373       16,094
Income (loss) from
  discontinued
  operations                939        172        (25)       (360)        808      1,015        416          915
Cumulative effect of
  change in
  accounting               (844)
Net income               13,858     16,370     14,680      12,629      13,047     13,692     13,789       17,009
Per share data--
  diluted:
    Income from
      continuing
      operations            .30        .36        .32         .29         .27        .28        .29          .35
    Income (loss)
      from
      discontinued
      operations            .02                              (.01)        .02        .02        .01          .02
    Cumulative effect
      of change in
      accounting           (.02)
  Net income                .30        .36        .32         .28         .29        .30        .30          .37
Pro-forma amounts
  assuming change in
  accounting
  (Note P):
    Net income           14,702     16,370     14,680      12,629      12,834     13,389     14,263       16,782
    Diluted net
      income per
      share                 .32        .36        .32         .28         .28        .29        .31          .36
Dividends paid per
  share                    .190       .190       .190        .190        .185       .185       .185         .185
Market price range
  per share
  High                    18.50      21.50      22.94       24.13       28.06      26.19      22.38        20.13
  Low                     14.75      16.50      16.75       17.13       20.00      19.81      18.69        15.06

* indicates periods restated for change in accounting (see Note P)

     In 2000 the company incurred pre-tax restructuring charges (see Note M) of $75,000, $837,000 and $2,832,000 for each of the three-month periods ending June 30, September 30 and December 31, respectively.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Federal Signal Corporation

     We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

     As discussed in Notes A and P to the financial statements, in 2000 the company changed its method of revenue recognition.

                                                   [ERNST & YOUNG LLP SIGNATURE]

Chicago, Illinois
January 25, 2001

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                                FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

     Federal Signal Corporation's net sales increased 13% in 2000 to $1.11 billion compared to the $.98 billion in 1999. Income from continuing operations increased 6% to $57.7 million in 2000; excluding restructuring charges incurred in the company's Environmental Products and Tool groups, income from continuing operations increased 10%. Diluted income per share from continuing operations increased 8% to $1.27 in 2000; excluding restructuring charges, income per share from continuing operations increased 12% to $1.32. Net income in 2000 remained flat at $57.5 million with diluted net income per share increasing $.01 to $1.26 in 2000. Net income and net income per share amounts included $.7 million ($.02 per share) income from the discontinued operations of the Sign Group and a charge of $.8 million ($.02 per share) for the cumulative effect of a change in accounting for revenue recognition. The improved results from the company's continuing operations reflected growth in sales and earnings before restructuring charges in all four continuing groups, led by the significantly increased results of the Fire Rescue Group. Federal Signal's 13% sales increase in 2000 was a result of a 1% increase in prices and a 12% increase in volume including approximately 3% relating to added volume from acquired businesses. Sales to customers in the United States increased 17% in 2000 and sales to non-U.S. customers increased 3% (9% in functional currency). Incoming orders increased 9% in 2000 with orders from U.S. customers increasing 10% and orders from non-U.S. customers increasing 8%.

     Net sales increased to $.98 billion in 1999 from $.94 billion in 1998. Income from continuing operations declined 1% to $54.4 million in 1999, or $1.18 per share on a diluted basis, compared to $55.1 million in 1998, or $1.20 per share. This decline was principally a result of lower earnings in the company's Fire Rescue Group. The 1999 sales increase of 4% was a result of a 1% increase in prices and a 3% increase in volume including 3% relating to added volume from acquired businesses. Sales to customers in the United States increased 6% in 1999 while sales to non-U.S. customers declined slightly. Incoming orders also increased 5% in 1999 with orders from U.S. customers increasing 5% and orders from non-U.S. customers increasing 7%.

     The company focuses on operating margin, rather than either the gross margin component or the selling, general, and administrative (SG&A) cost component of operating margin when setting overall Federal Signal performance targets and monitoring results. The reasons for this focus are: 1) the distinct differences in the cost structures of the company's businesses, and 2) the varying growth rates of these individual businesses. This combination dictates that the separate operating margin components are only useful in managing individual business performance. In looking at total profitability of the company's U.S. and non-U.S. operations, the company recognizes that some of its U.S. operations have benefited from selling their products through distribution channels of non-U.S. operations. The following table summarizes the company's gross margins and operating margins for the last five years (percent of sales):

                                                2000     1999     1998     1997     1996
                                                ----     ----     ----     ----     ----
      Net sales                                 100.0%   100.0%   100.0%   100.0%   100.0%
      Cost of sales                              69.5     69.2     69.0     68.4     69.1
                                                -----    -----    -----    -----    -----
      Gross profit margin                        30.5     30.8     31.0     31.6     30.9
      SG&A expenses                              20.0     20.4     20.6     20.4     19.1
                                                -----    -----    -----    -----    -----
      Operating margin                           10.5%    10.4%    10.4%    11.2%    11.8%
                                                =====    =====    =====    =====    =====

     Gross profit margins of 30.5% in 2000 are somewhat lower than the average of the 1996-1999 period (31.1%). SG&A expenses as a percent of sales began improving somewhat in 1999 and improved again in 2000 to 20.0%, which includes the effect of $3.7 million of restructuring charges incurred in the company's Environmental Products and Tool groups. Excluding restructuring charges, SG&A expenses were 19.6% of sales in 2000; this compares favorably to the 1996-1999 average of 20.1%. Operating margin for 2000 excluding the restructuring charges was 10.9%, the highest since 1997 and compares to the average of 11.0% for the 1996-1999 period. Since operating margins have declined from the company's rate achieved in 1996, an explanation of that trend is warranted. The decline in the company's operating margin prior to 2000, for the most part, reflects lower operating margins of the Fire Rescue Group. Operating margins of the company's continuing businesses outside of the Fire Rescue Group were 14.8% in 2000 and compared favorably to a fairly consistent level of 14.6% averaged in the 1996-1999 period. In 1997 through 1999, significant operating issues in the Fire Rescue Group adversely affected the company's margins. Chassis and related component supply shortages, while affecting many of the company's vehicle-based businesses in 1997 and 1998, had its most severe impact on the U.S.-based fire

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

rescue business. Shortages of components and skilled people and installation of an enterprise resource planning system adversely affected Fire Rescue sales and earnings in 1999. During 2000, Fire Rescue achieved dramatic improvements in throughput, productivity, customer service and quality and saw the group's operating margin expand to 6.4% from the 3.5% experienced in 1999.

     Interest expense increased $8.1 million in 2000, largely as a result of borrowings related to businesses acquired for cash in mid-1999 and early 2000, a $17 million purchase of company stock and a $23 million increase in financial services assets. The increase in interest expense of $4.0 million in 1999 was largely a result of borrowings related to acquisitions of businesses for cash in 1999, production-related increases in inventories and increases in financial services assets, partially offset by lower interest rates. Weighted average interest rates on short-term borrowings were 6.5% in 2000, 5.4% in 1999 and 5.8% in 1998.

     The company's effective tax rate in 2000 of 31.7% was up slightly from the 31.4% in 1999 with no significant changes in the underlying factors influencing these rates. The 1999 rate increased from the 30.5% in 1998 largely as a result of a few individually insignificant factors.

     At the end of 2000, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans. The company reduced the discount rate to 7.7% at the end of 2000 from the 8.1% used at the end of 1999 for its U.S. plan because of the lower interest rate environment experienced at the end of 2000. The company expects that the change in this assumption will not have a significant impact on 2001 results of operations.

     Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are street sweeping, fire rescue products, outdoor warning, municipal emergency signal products, parking systems and signage.

GROUP OPERATIONS

     All four of the company's continuing operating segments achieved higher sales and earnings excluding restructuring charges in 2000 with Fire Rescue achieving significant increases. Tool Group sales and earnings also were well above 1999 as a result of solid performances by newly-acquired businesses.

  ENVIRONMENTAL PRODUCTS

     Environmental Products orders rose 12% and sales increased 3% in 2000 while operating income declined 6%. Excluding restructuring charges of $2.8 million incurred to consolidate the group's vacuum truck operations into its Streator, Illinois facility, operating income increased 6%. The group's sales growth was due to broadly good performance in sweepers, waterblasters and municipal vacuum trucks. In 1999 group sales and earnings increased 12% and 25%, respectively, while orders increased 5%. Sales and earnings from municipal sewer cleaners increased significantly in 1999, due in part from a very large backlog at the beginning of the year; the group's 1999 results also benefited from a 1998 acquisition of a manufacturer of high pressure waterblasters. Offsetting a part of these increases were lower sales and a profit decline in industrial vacuum trucks reflecting weak markets for this product line in 1999.

  FIRE RESCUE

     In 2000 Fire Rescue orders increased 10%; earnings more than doubled on a 26% increase in sales. Orders for the group were strong in good North American municipal markets. The group's Florida-based manufacturing operations increased productivity, throughput and quality and saw operating margin improve to 6.4% in 2000 from 3.5% in 1999. Sales at the Finland-based operations were modestly higher, despite the markka weakening against the U.S. dollar, and income declined as this unit incurred costs related to the rollout of several new products. In 1999 Fire Rescue sales declined 3% and earnings fell 25%. Fire Rescue orders improved 6% as markets remained active throughout 1999. The group's sales and earnings declines reflected the significant production problems experienced throughout 1999 by the Florida-based operations. Component supply problems continued into 1999 and the Florida-based operation's April 1, 1999 implementation of an enterprise resource planning system and shortages of qualified workers also had a negative effect on production. The Florida-based


                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

operation saw fourth quarter 1999 production and shipments improve substantially over levels achieved in the first part of 1999 establishing the foundation for improved levels of performance in 2000.

  SAFETY PRODUCTS

     Safety Products orders decreased 3% in 2000 while sales increased 2%; operating income increased 6%. An improved operating margin reflected municipal market sales strength offsetting continued weak oilfield-related sales. In 1999 Safety Products Group sales increased 4% and earnings increased 2%; orders increased 4%. The group's emergency vehicle signal, parking and outdoor warning system product lines saw significant sales and earnings gains in 1999. These improvements were partially offset in 1999 by lower sales and earnings of hazardous area lighting products, which resulted from very weak energy-related market conditions, and lower earnings from sales of hazardous liquid containment products.

  TOOL

     Tool Group orders increased 24% and sales increased 23% in 2000; earnings increased 6% including restructuring charges of $1.0 million. Excluding the restructuring charges, operating income increased 9%. The group's results reflected the benefits of two acquisitions, which performed strongly, restructuring charges incurred to consolidate two superhard cutting tool operations, and weak U.S. auto and broad industrial markets in the second half of the year. In 1999 Tool Group orders and sales increased 7% and 8%, respectively; earnings increased 6%. The mid-1999 acquisition of Clapp & Haney Tool Company more than offset the effects of slow markets, which produced lower sales and earnings in some of the group's other tool businesses. Excluding the effect of the acquisition in 1999, U.S. sales increased 1% while non-U.S. sales declined 5% reflecting lower automotive die build programs in Germany and Japan.

  SIGN

     The company decided to divest the Sign Group and began searching for a buyer of this business. The group saw markets weaken in 2000 and sales and operating income declined from 1999 results. The results of this group are reported as discontinued operations in the company's consolidated financial statements.

FINANCIAL SERVICES ACTIVITIES

     The company maintains a large investment ($214 million and $191 million at December 31, 2000 and 1999, respectively) in lease financing and other receivables that are generated by its environmental products and fire rescue operations. For the five-year period ending December 31, 2000, these assets continued to be leveraged in accordance with the company's stated financial objectives (see further discussion in "Financial Position and Cash Flow").

     Financial services assets have repayment terms generally ranging from two to ten years. The increases in these assets resulted from increasing sales of environmental and fire rescue products as well as continuing acceptance by customers of the benefits of using the company as their source of financing vehicle purchases.

FINANCIAL POSITION AND CASH FLOW

     The company emphasizes generating strong cash flows from operations, reaching a record $75.5 million in 1998. Cash flow from operations declined to $57.7 million in 1999 as inventory levels increased to support higher production in vehicle businesses, particularly Fire Rescue. Cash flow from operations again increased in 2000 to $64.4 million largely reflecting improvements in receivables management. The company expects improvement in its operating cash flow as it continues to focus aggressively on earnings growth as well as working capital management, particularly inventories.

     During the 1996-2000 period, the company utilized its strong cash flows from operations and available debt capacity to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products; 3) increase


                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

its investment in financial services activities; 4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase a small percentage of its outstanding common stock each year.

     Cash flows for the five-year period ending December 31, 2000 are summarized as follows (in millions):

                                           2000       1999      1998      1997      1996
                                           ----       ----      ----      ----      ----
    Cash provided by (used for):
      Operating activities                $  64.4    $ 57.7    $ 75.5    $ 64.2    $ 61.4
      Investing activities                  (64.8)   (105.1)    (93.0)    (38.4)    (54.2)
      Financing activities                    5.2      40.9      22.2     (27.5)     (4.1)

     In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Different ratios of debt and equity support each of these two types of activities.

     One of the company's financial objectives is to maintain a strong financial position. At December 31, 2000, the company's debt-to-capitalization ratio of its manufacturing operations was 45% compared to 42% a year earlier. The increase largely reflects the $24 million used for acquisitions of businesses during 2000; the company expects to modestly reduce the debt-to-capitalization ratio of its manufacturing operations during 2001. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio of 87%. At both December 31, 2000 and 1999, the company's debt-to-capitalization ratio for its financial services activities was 87% for its continuing operations.

     As indicated earlier, management focuses substantial effort on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.2 at December 31, 2000 and 1.3 at December 31, 1999. The decline in 2000 is largely due to additional short-term borrowings incurred primarily to fund acquisitions and repurchase common stock. The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.

MARKET RISK MANAGEMENT

     The company is subject to risks associated with changes in interest rates and foreign exchange rates. The company principally utilizes two types of derivative financial instruments: 1) interest rate swaps and 2) foreign exchange forward contracts to manage risks associated with sales and purchase commitments denominated in foreign currencies. The company does not hold or issue derivative financial instruments for trading or speculative purposes and is not a party to leveraged derivatives.

     The company uses interest rate swap agreements to reduce interest rate risk. Interest rate swaps change the fixed/floating interest rate mix of the company's debt portfolio. At December 31, 2000, the company was party to an interest rate swap agreement with a notional amount of $25,000,000. See Note H to the consolidated financial statements for a description of this agreement.

     The company manages its exposure to interest rate movements by maintaining a proportionate relationship between fixed-rate debt to total debt within established percentages. The company uses actual fixed-rate borrowings as well as interest rate swap agreements to provide fixed interest rates.

     Approximately 40% of the company's debt is used to support financial services assets; the average remaining life of those assets is typically under three years. The company is currently comfortable with a sizeable portion of floating rate debt, since a rise in borrowing rates would normally correspond with a rise in lending rates in a reasonable period.


                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

     Significant interest rate sensitive instruments at December 31, 2000 and 1999 were as follows (dollars in millions):

                                                                     2000                                        1999
                                     --------------------------------------------------------------------   ---------------
                                                                                                    FAIR              FAIR
                                      2001    2002    2003   2004    2005    THEREAFTER   TOTAL    VALUE    TOTAL    VALUE
                                      ----    ----    ----   ----    ----    ----------   -----    -----    -----    -----
Long-term debt
  Fixed rate
    Principal                        $  5.5   $ 8.1   $0.2   $15.0             $ 50.0     $ 78.8   $ 79.4   $ 81.4   $ 74.7
    Average interest rate              7.1%    7.1%   7.1%    7.1%               6.8%       7.0%              6.9%
  Variable rate
    Principal                        $  0.7   $ 1.4   $0.8   $50.0                        $ 52.9   $ 52.9   $ 56.9   $ 56.9
    Average interest rate              7.5%    7.5%   7.6%    7.6%                          7.6%              6.1%
Short-term debt -- variable rate
    Principal                        $331.1                                               $331.1   $331.1   $267.9   $267.9
    Average interest rate              7.6%                                                 7.6%              6.2%
Interest rate swaps (pay fixed,
  receive variable)
    Notional amount                                                            $ 25.0     $ 25.0   $ (0.2)  $150.0   $  0.6
    Average pay rate                                                             5.1%
    Average receive rate                                                         6.8%

     The company had an insignificant amount of foreign exchange forward contracts outstanding at
December 31, 2000.