Form 10-K405, Exhibit 13
period 2001-12-31
FEDERAL SIGNAL CORP /DE/
filed 2002-03-19
CIK 277509

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                 2001       2000       1999     1998     1997     1996     1995     1994     1993     1992     1991
                                 ----       ----       ----     ----     ----     ----     ----     ----     ----     ----     ----
OPERATING RESULTS
  (DOLLARS IN MILLIONS):
  Net sales (a)              $1,072.2   $1,106.1   $  977.2   $936.8   $858.6   $814.1   $744.9   $611.1   $506.7   $462.1   $407.9
  Income before income taxes
    (a,b)                    $   64.5   $   84.4   $   79.3   $ 79.4   $ 81.5   $ 86.6   $ 77.8   $ 66.2   $ 57.6   $ 51.7   $ 47.4
  Income from continuing
    operations (a,b)         $   46.6   $   57.7   $   54.4   $ 55.1   $ 56.9   $ 57.8   $ 51.9   $ 44.3   $ 39.0   $ 35.6   $ 32.1
  Operating margin (a)           8.6%      10.5%      10.4%    10.4%    11.2%    11.8%    12.1%    12.2%    12.4%    12.3%    12.8%
  Return on average common
    shareholders' equity (b,c)  13.3%      16.2%      17.0%    19.1%    20.6%    23.8%    22.0%    22.3%    21.0%    20.0%    20.0%
COMMON STOCK DATA
  (PER SHARE) (D):
  Income from continuing
    operations--diluted      $   1.03   $   1.27   $   1.18   $ 1.20   $ 1.24   $ 1.26   $ 1.13   $  .96   $  .85   $  .77   $  .70
  Cash dividends             $    .78   $    .76   $    .74   $  .71   $  .67   $  .58   $  .50   $  .42   $  .36   $  .31   $  .27
  Market price range:
    High                     $  24.63   $  24.13   $  28.06   $27.50   $26.75   $28.25   $25.88   $21.38   $21.00   $17.63   $15.19
    Low                      $  17.00   $  14.75   $  15.06   $20.00   $19.88   $20.88   $19.63   $16.88   $15.75   $12.38   $ 9.25
  Average common shares
    outstanding
    (in thousands)             45,443     45,521     45,958   45,846   45,840   45,885   45,776   45,948   46,155   46,157   46,126
FINANCIAL POSITION AT YEAR-END
  (DOLLARS IN MILLIONS):
  Working capital (e)        $  162.9   $   60.0   $   71.6   $116.0   $ 41.6   $ 40.6   $ 48.8   $ 53.9   $ 52.8   $ 49.5   $ 44.9
  Current ratio (e,f)             1.9        1.2        1.3      1.6      1.2      1.2      1.3      1.4      1.5      1.6      1.5
  Total assets               $1,015.6   $  991.1   $  948.6   $836.0   $727.9   $703.9   $620.0   $521.6   $405.7   $363.7   $341.2
  Long-term debt,
    net of current portion   $  232.7   $  125.4   $  134.4   $137.2   $ 32.1   $ 34.3   $ 39.7   $ 34.9   $ 21.1   $ 16.2   $ 15.6
  Shareholders' equity       $  359.4   $  357.4   $  354.0   $321.8   $299.8   $272.8   $248.1   $220.3   $199.2   $179.0   $164.8
  Debt-to-capitalization
   ratio (e)                      44%        45%        42%      37%      30%      28%      29%      22%       1%       2%       1%
OTHER (DOLLARS IN MILLIONS):
  New business (a)           $1,082.4   $1,113.7   $1,018.8   $967.9   $888.8   $851.3   $704.9   $631.5   $526.0   $455.0   $405.2
  Backlog (a)                $  352.2   $  339.9   $  329.5   $305.0   $254.7   $227.6   $190.0   $204.0   $167.6   $143.4   $146.8
  Net cash provided by
    operating activities     $   95.1   $   64.4   $   57.7   $ 75.5   $ 64.2   $ 61.4   $ 62.9   $ 53.8   $ 48.8   $ 40.2   $ 43.9
  Net cash (used for)
    investing activities     $  (59.2)  $  (64.8)  $ (105.1)  $(93.0)  $(38.4)  $(54.2)  $(88.1)  $(96.9)  $(38.1)  $(26.9)  $(47.8)
  Net cash provided by
    (used for) financing
     activities              $  (32.6)  $    5.2   $   40.9   $ 22.2   $(27.5)  $ (4.1)  $ 29.9   $ 45.1   $(10.3)  $(11.2)  $  2.5
  Capital expenditures (a)   $   18.4   $   22.3   $   23.4   $ 19.2   $ 18.2   $ 15.2   $ 14.2   $  9.9   $  9.1   $  7.6   $ 10.4
  Depreciation (a)           $   20.0   $   19.5   $   17.1   $ 14.9   $ 13.3   $ 11.8   $ 10.5   $  8.9   $  7.5   $  6.8   $  6.2
  Employees (a)                 6,631      6,936      6,750    6,531    6,102    5,721    5,469    4,638    3,847    3,635     3505


---------------
(a) continuing operations only
(b) in 1996, includes gain on sale of subsidiary of $4.7 million pre-tax, $2.8 million after-tax or $.06 per share
(c) in 1995, includes the effect of a nonrecurring charge for a litigation settlement related to a discontinued business of $4.2 million after-tax
(d) reflects 3-for-2 stock splits in 1991 and 1992, and a 4-for-3 stock split in 1994
(e) manufacturing operations only
(f) in 2001, increase largely attributable to refinancing of short-term debt with funded long-term debt

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                                ------------------------------
                                                                     2001             2000
                                                                     ----             ----
ASSETS
  Manufacturing activities:
     Current assets
       Cash and cash equivalents                                $   16,882,000    $ 13,556,000
       Accounts receivable, net of allowances for doubtful
        accounts of $2,355,000 and $2,629,000, respectively        158,994,000     167,964,000
       Inventories--Note B                                         152,841,000     157,619,000
       Prepaid expenses                                             13,608,000       9,797,000
                                                                --------------    ------------
          Total current assets                                     342,325,000     348,936,000
     Properties and equipment Note C                               113,742,000     112,596,000
     Other assets
       Intangible assets, net of accumulated amortization          280,888,000     274,925,000
       Other deferred charges and assets                            25,143,000      25,873,000
                                                                --------------    ------------
          Total manufacturing assets                               762,098,000     762,330,000
                                                                --------------    ------------
Net assets of discontinued operations, including financial
  assets                                                            14,396,000      14,558,000
Financial services activities--Lease financing and other
  receivables, net of allowances for doubtful accounts of
  $1,005,000 and $683,000, respectively, and net of unearned
  finance revenue--Note D                                          239,120,000     214,230,000
                                                                --------------    ------------
          Total assets                                          $1,015,614,000    $991,118,000
                                                                ==============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Manufacturing activities:
     Current liabilities
       Short-term borrowings--Note E                            $   28,849,000    $145,813,000
       Accounts payable                                             53,292,000      60,878,000
       Accrued liabilities
          Compensation and withholding taxes                        24,816,000      25,387,000
          Other                                                     61,761,000      48,395,000
       Income taxes--Note F                                         10,712,000       8,447,000
                                                                --------------    ------------
          Total current liabilities                                179,430,000     288,920,000
     Other liabilities
       Long-term borrowings--Note E                                232,678,000     125,449,000
       Deferred income taxes--Note F                                29,280,000      27,835,000
                                                                --------------    ------------
          Total manufacturing liabilities                          441,388,000     442,204,000
                                                                --------------    ------------
  Financial services activities--Borrowings--Note E                213,917,000     191,483,000
                                                                --------------    ------------
          Total liabilities                                        655,305,000     633,687,000
                                                                --------------    ------------
  Minority interest in subsidiary--Note K                              873,000
  Shareholders' equity--Notes I and J
     Common stock, $1 par value, 90,000,000 shares
      authorized, 47,378,000 and 47,067,000 shares issued,
      respectively                                                  47,378,000      47,067,000
     Capital in excess of par value                                 73,177,000      68,693,000
     Retained earnings--Note E                                     312,206,000     299,985,000
     Treasury stock, 2,249,000 and 1,763,000 shares,
      respectively, at cost                                        (45,486,000)    (34,302,000)
     Deferred stock awards                                          (2,179,000)     (1,847,000)
     Accumulated other comprehensive income                        (25,660,000)    (22,165,000)
                                                                --------------    ------------
          Total shareholders' equity                               359,436,000     357,431,000
                                                                --------------    ------------
          Total liabilities and shareholders' equity            $1,015,614,000    $991,118,000
                                                                ==============    ============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------------
                                                            2001              2000             1999
                                                            ----              ----             ----
Net sales                                              $1,072,175,000    $1,106,127,000    $977,209,000
Costs and expenses
  Cost of sales                                          (759,914,000)     (768,783,000)   (676,607,000)
  Selling, general and administrative                    (220,257,000)     (220,690,000)   (199,250,000)
Operating income                                           92,004,000       116,654,000     101,352,000
Interest expense                                          (26,368,000)      (31,401,000)    (23,339,000)
Other income (expense), net                                (1,182,000)         (839,000)      1,296,000
                                                       --------------    --------------    ------------
Income before income taxes                                 64,454,000        84,414,000      79,309,000
Income taxes--Note F                                      (17,864,000)      (26,759,000)    (24,926,000)
                                                       --------------    --------------    ------------
Income from continuing operations                          46,590,000        57,655,000      54,383,000
Income from discontinued operations, net of taxes             983,000           726,000       3,154,000
Cumulative effect of change in accounting                                      (844,000)
                                                       --------------    --------------    ------------
Net income                                             $   47,573,000    $   57,537,000    $ 57,537,000
                                                       ==============    ==============    ============
Basic net income per share
  Income from continuing operations                    $         1.03    $         1.27    $       1.19
  Income from discontinued operations, net of taxes               .02               .02             .07
  Cumulative effect of change in accounting                                        (.02)
                                                       --------------    --------------    ------------
  Net income                                           $         1.05    $         1.27    $       1.26
                                                       ==============    ==============    ============
Diluted net income per share
  Income from continuing operations                    $         1.03    $         1.27    $       1.18
  Income from discontinued operations, net of taxes               .02               .02             .07
  Cumulative effect of change in accounting                                        (.02)
                                                       --------------    --------------    ------------
  Net income*                                          $         1.05    $         1.26    $       1.25
                                                       ==============    ==============    ============

---------------
* amounts may not add to total due to rounding

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                                2001           2000           1999
                                                                ----           ----           ----
Net income                                                   $47,573,000    $57,537,000    $57,537,000
Other comprehensive income (loss)--Foreign currency
  translation adjustment, net                                 (3,495,000)    (4,857,000)    (6,590,000)
                                                             -----------    -----------    -----------
Comprehensive income                                         $44,078,000    $52,680,000    $50,947,000
                                                             ===========    ===========    ===========

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           2001             2000             1999
                                                           ----             ----             ----
Operating activities
  Net income                                           $  47,573,000    $  57,537,000    $  57,537,000
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Cumulative effect of change in accounting                                844,000
     Depreciation                                         20,036,000       19,482,000       17,057,000
     Amortization                                         10,222,000        9,575,000        8,740,000
     Provision for doubtful accounts                       1,087,000          881,000        2,098,000
     Deferred income taxes                                  (458,000)        (220,000)         983,000
     Other, net                                              274,000         (102,000)         365,000
     Changes in operating assets and liabilities,
       net of effects from acquisitions of
       companies
       Accounts receivable                                11,047,000      (10,012,000)     (10,162,000)
       Inventories                                        10,085,000        7,522,000      (29,634,000)
       Prepaid expenses                                   (3,961,000)        (120,000)      (4,020,000)
       Accounts payable                                  (10,372,000)      (9,567,000)      12,490,000
       Accrued liabilities                                 5,564,000      (10,702,000)          46,000
       Income taxes                                        4,016,000         (728,000)       2,156,000
                                                       -------------    -------------    -------------
          Net cash provided by operating activities       95,113,000       64,390,000       57,656,000
                                                       -------------    -------------    -------------
Investing activities
  Purchases of properties and equipment                  (18,424,000)     (22,288,000)     (23,404,000)
  Principal extensions under lease financing
     agreements                                         (174,457,000)    (143,850,000)    (131,791,000)
  Principal collections under lease financing
     agreements                                          148,375,000      122,412,000      108,004,000
  Payments for purchases of companies, net of cash
     acquired, excludes $15,715,000 of common stock
     issued in 1999                                      (19,657,000)     (24,401,000)     (57,932,000)
  Other, net                                               4,953,000        3,297,000           27,000
                                                       -------------    -------------    -------------
          Net cash used for investing activities         (59,210,000)     (64,830,000)    (105,096,000)
                                                       -------------    -------------    -------------
Financing activities
  Increase (reduction) in short-term borrowings,
     net                                                 (91,696,000)      61,482,000       78,768,000
  Increase (reduction) in long-term borrowings           105,130,000       (4,961,000)      (2,883,000)
  Purchases of treasury stock                            (13,155,000)     (17,279,000)      (3,592,000)
  Cash dividends paid to shareholders                    (35,150,000)     (34,534,000)     (33,574,000)
  Other, net                                               2,294,000          524,000        2,169,000
                                                       -------------    -------------    -------------
          Net cash provided by financing activities      (32,577,000)       5,232,000       40,888,000
                                                       -------------    -------------    -------------
Increase (decrease) in cash and cash equivalents           3,326,000        4,792,000       (6,552,000)
Cash and cash equivalents at beginning of year            13,556,000        8,764,000       15,316,000
                                                       -------------    -------------    -------------
Cash and cash equivalents at end of year               $  16,882,000    $  13,556,000    $   8,764,000
                                                       =============    =============    =============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A --SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Federal Signal Corporation and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

     CASH EQUIVALENTS: The company considers all highly liquid investments with a maturity of three-months or less, when purchased, to be cash equivalents.

     INVENTORIES: Inventories are stated at the lower of cost or market. At December 31, 2001 and 2000, approximately 48% and 52%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories is costed using the FIFO (first-in, first-out) method.

     PROPERTIES AND DEPRECIATION: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets.

     INTANGIBLE ASSETS: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions and are generally being amortized over forty years. Accumulated amortization aggregated $49,929,000 and $41,876,000 at December 31, 2001 and 2000, respectively. The company makes regular periodic assessments to determine if factors are present which indicate that an impairment of intangibles may exist. If factors indicate that an impairment may exist, the company makes an estimate of the related future cash flows. The undiscounted cash flows, excluding interest, are compared to the related book value including the intangibles. If such cash flows are less than the book value, the company makes an estimate of the fair value of the related business to determine the amount of impairment loss, if any, to be recorded as a reduction of the recorded intangibles.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     On the date a derivative contract is entered into, the company designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

     Fair Value Hedge: A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the consolidated statements of income on the same line as the hedged item.

     Cash Flow Hedge: A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the consolidated statements of income as the hedged item. In addition, both the fair value of changes excluded from the company's effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in selling, general and administrative expenses in the consolidated statements of income.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. Derivatives are recorded in the consolidated balance sheets at fair value in other assets and other liabilities. This process includes linking derivatives that are designated as hedges of specific forecasted transactions. The company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the company discontinues hedge accounting, and any deferred gains or losses are recorded in selling, general and administrative expenses. Amounts related to terminated interest rate swaps are deferred and amortized as an adjustment to interest expense over the original period of interest exposure, provided the designated liability continues to exist or is probable of occurring.

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

NOTE B--INVENTORIES

     Inventories at December 31 are summarized as follows:

                                                                2001            2000
                                                                ----            ----
      Finished goods                                        $ 50,148,000    $ 45,636,000
      Work in process                                         39,258,000      45,127,000
      Raw materials                                           63,435,000      66,856,000
                                                            ------------    ------------
      Total inventories                                     $152,841,000    $157,619,000
                                                            ============    ============

     If the company had used the first-in, first-out cost method exclusively, which approximates replacement cost, inventories would have aggregated $161,913,000 and $166,956,000 at December 31, 2001 and 2000, respectively.

NOTE C--PROPERTIES AND EQUIPMENT

     A comparative summary of properties and equipment at December 31 is as follows:

                                                              2001             2000
                                                              ----             ----
      Land                                                $   5,606,000    $   5,291,000
      Buildings and improvements                             53,854,000       51,755,000
      Machinery and equipment                               198,047,000      184,990,000
      Accumulated depreciation                             (143,765,000)    (129,440,000)
                                                          -------------    -------------
      Total properties and equipment                      $ 113,742,000    $ 112,596,000
                                                          =============    =============

NOTE D--LEASE FINANCING AND OTHER RECEIVABLES

     As an added service to its customers, the company is engaged in financial services activities. These activities primarily consist of providing long-term financing for certain U.S. customers purchasing vehicle-based products from the company's Environmental Products and Fire Rescue groups. A substantial portion of these receivables

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

     Lease financing and other receivables will become due as follows:
$83,848,000 in 2002, $38,677,000 in 2003, $32,550,000 in 2004, $25,268,000 in
2005, $18,028,000 in 2006 and $41,754,000 thereafter. At December 31, 2001 and
2000, unearned finance revenue on these leases aggregated $36,134,000 and $34,354,000, respectively.

NOTE E--DEBT

     Short-term borrowings at December 31 consisted of the following:

                                                                2001            2000
                                                                ----            ----
      Commercial paper                                      $203,082,000    $299,073,000
      Notes payable                                           30,798,000      32,027,000
      Current maturities of long-term debt                     8,886,000       6,196,000
                                                            ------------    ------------
      Total short-term borrowings                           $242,766,000    $337,296,000
                                                            ============    ============

     Of the above amounts, $213,917,000 and $191,483,000 are classified as financial services activities borrowings at December 31, 2001 and 2000, respectively.

     Long-term borrowings at December 31 consisted of the following:

                                                                2001            2000
                                                                ----            ----
    6.79% unsecured note payable in annual installments
      of $10,000,000 in 2007-2011                           $ 50,000,000    $ 50,000,000
    6.37% unsecured note payable in annual installments
      of $10,000,000 in 2004-2008                             50,000,000
    6.60% unsecured note payable in annual installments
      of $7,143,000 in 2005-2011                              50,000,000
    5.49% unsecured note payable in 2006                      65,000,000
    7.59% unsecured note payable in 2002                       8,000,000      12,000,000
    7.99% unsecured note payable in 2004                      15,000,000      15,000,000
    Floating rate (3.28% at December 31, 2001) secured
      note payable in monthly installments ending in
      2004                                                     2,207,000       2,889,000
    Notes payable backed by long-term credit lines                            50,000,000
    Other                                                      1,357,000       1,756,000
                                                            ------------    ------------
                                                             241,564,000     131,645,000
    Less current maturities                                    8,886,000       6,196,000
                                                            ------------    ------------
    Total long-term borrowings                              $232,678,000    $125,449,000
                                                            ============    ============

     Aggregate maturities of long-term debt amount to approximately $8,886,000 in 2002, $1,071,000 in 2003, $25,609,000 in 2004, $17,754,000 in 2005,
$82,367,000 in 2006, and $105,877,000 thereafter. The fair values of borrowings are not substantially different from recorded amounts.

     The 6.79%, 6.37%, 6.60% and 5.49% notes contain covenants relating to a maximum debt-capital ratio and minimum net worth. The 7.59% and 7.99% notes contain various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. At December 31, 2001, all of the company's retained earnings were free of any restrictions and the company was in compliance with the financial covenants of its debt agreements.

     The company paid interest of $26,097,000 in 2001, $31,780,000 in 2000 and $24,888,000 in 1999. Weighted average interest rates on short-term borrowings were 2.65% and 7.6% at December 31, 2001 and 2000,

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

respectively. See Note H regarding the company's utilization of derivative financial instruments relating to outstanding debt.

     At December 31, 2001, the company had unused credit lines of $350,000,000, of which $216,000,000 expires June 13, 2002 and $134,000,000 expires June 17,
2004. Commitment fees, paid in lieu of compensating balances, were insignificant.

NOTE F--INCOME TAXES

     The provisions for income taxes consisted of the following:

                                                   2001           2000           1999
                                                   ----           ----           ----
    CURRENT:
      Federal                                   $11,257,000    $19,119,000    $17,942,000
      Foreign                                     5,411,000      5,036,000      3,759,000
      State and local                             1,654,000      2,824,000      2,242,000
                                                -----------    -----------    -----------
                                                 18,322,000     26,979,000     23,943,000
    DEFERRED:
      Federal                                      (826,000)       426,000        291,000
      Foreign                                       140,000       (424,000)       347,000
      State and local                               228,000       (222,000)       345,000
                                                -----------    -----------    -----------
                                                   (458,000)      (220,000)       983,000
                                                -----------    -----------    -----------
           Total income taxes                   $17,864,000    $26,759,000    $24,926,000
                                                ===========    ===========    ===========

     Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                                                    2001    2000    1999
                                                                    ----    ----    ----
      Statutory federal income tax rate                             35.0%   35.0%   35.0%
      State income taxes, net of federal tax benefit                 1.9     2.0     2.1
      Tax-exempt interest                                           (4.7)   (3.3)   (3.2)
      Other, net                                                    (4.5)   (2.0)   (2.5)
                                                                    ----    ----    ----
      Effective income tax rate                                     27.7%   31.7%   31.4%
                                                                    ====    ====    ====

     The company had net current deferred income tax benefits of $4,780,000 and $2,877,000 recorded in the balance sheet at December 31, 2001 and 2000, respectively. The company paid income taxes of $15,193,000 in 2001, $24,481,000 in 2000 and $21,933,000 in 1999.

     Net deferred tax liabilities (assets) comprised the following at December 31, 2001: Depreciation and amortization--$36,371,000; revenue recognized on custom manufacturing contracts--$2,535,000; accrued pension benefits--$4,507,000; accrued expenses deductible in future periods--($19,305,000); net operating loss carryforwards of subsidiaries--($4,271,000); valuation allowance for net operating loss carryforwards--$4,271,000; and other--$392,000.

     Net deferred tax liabilities (assets) comprised the following at December 31, 2000: Depreciation and amortization--$32,748,000; revenue recognized on custom manufacturing contracts--$3,406,000; accrued pension benefits--$6,002,000; accrued expenses deductible in future periods--$(17,337,000); net operating loss carryforwards of subsidiaries--($4,412,000); valuation allowance for net operating loss carryforwards--$4,412,000; and other--$139,000.

     The majority of the net operating loss carryforwards of subsidiaries have no expiration dates.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Income before taxes consisted of the following:

                                                   2001           2000           1999
                                                   ----           ----           ----
    United States                               $48,335,000    $71,734,000    $65,753,000
    Non-U.S                                      16,119,000     12,680,000     13,556,000
                                                -----------    -----------    -----------
                                                $64,454,000    $84,414,000    $79,309,000
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

U.S. BENEFIT PLANS

     The components of net periodic pension (credit) are summarized as follows:

                                                   2001           2000           1999
                                                   ----           ----           ----
    Company-sponsored plans
      Service cost                              $ 2,597,000    $ 2,251,000    $ 3,036,000
      Interest cost                               4,635,000      4,537,000      4,313,000
      Expected return on plan assets             (9,020,000)    (8,961,000)    (8,165,000)
      Amortization of transition amount            (230,000)      (230,000)      (230,000)
      Other                                         666,000       (228,000)        (8,000)
                                                -----------    -----------    -----------
                                                 (1,352,000)    (2,631,000)    (1,054,000)
    Multiemployer plans                             534,000        636,000        690,000
                                                -----------    -----------    -----------
    Net periodic pension (credit)               $  (818,000)   $(1,995,000)   $  (364,000)
                                                ===========    ===========    ===========

     The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                                 2001           2000
                                                                 ----           ----
    Projected benefit obligation, January 1                   $60,656,000    $52,024,000
    Service cost                                                2,597,000      2,251,000
    Interest cost                                               4,635,000      4,537,000
    Actuarial (gain)loss                                        3,972,000      6,369,000
    Benefits paid                                              (5,632,000)    (3,686,000)
    Curtailment credit                                                          (839,000)
                                                              -----------    -----------
    Projected benefit obligation, December 31                 $66,228,000    $60,656,000
                                                              ===========    ===========
    Fair value of plan assets, January 1                      $68,078,000    $69,008,000
    Adjustment to prior year actual return                       (612,000)     1,805,000
    Actual return on plan assets                               (1,647,000)       951,000
    Benefits paid                                              (5,632,000)    (3,686,000)
                                                              -----------    -----------
    Fair value of plan assets, December 31                    $60,187,000    $68,078,000
                                                              ===========    ===========
    Funded status of plan, December 31                        $(6,041,000)   $ 7,422,000
    Unrecognized actuarial (gain)loss                          18,285,000      3,708,000
    Unrecognized prior service cost                               (88,000)       (96,000)
    Unrecognized net transition obligation                       (848,000)    (1,078,000)
                                                              -----------    -----------
    Net amount recognized as prepaid benefit cost in the
      balance sheet                                           $11,308,000    $ 9,956,000
                                                              ===========    ===========

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Plan assets consist principally of a broadly diversified portfolio of equity securities and corporate and U.S. government obligations. Included in plan assets at December 31, 2001 and 2000 were 653,400 shares of the company's common stock valued at $14,551,000 and $12,823,000, respectively. Dividends paid on the company's common stock to the pension trusts aggregated $506,000 and $497,000, respectively, for the years ended December 31, 2001 and 2000. The company curtailed the pension benefits of employees of a discontinued business in 2000; the resulting credit of $839,000 was reported as a component of income from discontinued operations.

     The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 2001:

                                                                  2001    2000    1999
                                                                  ----    ----    ----
    Discount rate                                                 7.7%    8.1%    6.8%
    Rate of increase in compensation levels                         4%      4%      4%
    Expected long-term rate of return on plan assets               12%     12%     12%

     The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 2001 and 2000 were 7.3% and 7.7%, respectively. The discount rate at the end of the year is one of the significant assumptions used in determining pension costs for the following year. In January 2002, the company established its other significant cost assumptions for its U.S. benefit plans for 2002 as follows: expected long-term rate of return on plan assets--9.5%; rate of increase in compensation levels--3.5%. The company expects that the change in these assumptions will increase 2002 pension costs by approximately $2,800,000 compared to 2001.

     The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans, including the plans of companies acquired during the three-year period ended December 31, 2001, was $5,252,000 in 2001, $4,886,000 in 2000 and $3,993,000 in 1999.

     The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The company will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost. Accumulated postretirement benefit liabilities of $3,988,000 and $3,890,000 at December 31, 2001 and 2000, respectively, were fully accrued. The net periodic postretirement benefit costs have not been significant during the three-year period ended December 31, 2001.

NON-U.S. BENEFIT PLAN

     A wholly-owned subsidiary sponsors a defined benefit plan for substantially all of its employees in the United Kingdom. Benefits under this plan are based on final compensation and years of service as defined within the provisions of the plan.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Net periodic pension credits during the three-year period ended December 31, 2001 were not significant. The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                                 2001           2000
                                                                 ----           ----
    Projected benefit obligation, October 1                   $33,649,000    $37,068,000
    Service cost                                                  468,000        542,000
    Interest cost                                               2,101,000      2,240,000
    Actuarial (gain)loss                                         (338,000)      (630,000)
    Employee contributions                                         90,000        102,000
    Benefits paid                                              (1,766,000)    (1,766,000)
    Increase (decrease) due to translation                        (12,000)    (3,907,000)
                                                              -----------    -----------
    Projected benefit obligation, September 30                $34,192,000    $33,649,000
                                                              ===========    ===========
    Fair value of plan assets, October 1                      $38,193,000    $39,540,000
    Actual return on plan assets                               (2,815,000)     4,372,000
    Company contribution                                          381,000        397,000
    Employee contribution                                          90,000        102,000
    Benefits paid                                              (1,766,000)    (1,766,000)
    Plan expenses                                                (124,000)      (135,000)
    Increase (decrease) due to translation                        (78,000)    (4,317,000)
                                                              -----------    -----------
    Fair value of plan assets, September 30                   $33,881,000    $38,193,000
                                                              ===========    ===========
    Funded status of plan, September 30                       $  (311,000)   $ 4,544,000
    Unrecognized actuarial loss                                 6,438,000        749,000
                                                              -----------    -----------
    Net amount recognized as prepaid benefit cost in the
      balance sheet                                           $ 6,127,000    $ 5,293,000
                                                              ===========    ===========

     Plan assets consist principally of a broadly diversified portfolio of equity securities, U.K. government obligations and fixed interest securities. The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 2001:

                                                                  2001    2000    1999
                                                                  ----    ----    ----
    Discount rate                                                 6.5%    6.5%      6%
    Rate of increase in compensation levels                         3%      3%    3.5%
    Expected long-term rate of return on plan assets              8.5%    8.5%      8%

     The weighted average discount rate used in determining the actuarial present value of all pension obligations at September 30, 2001 and 2000 were 6.25% and 6.5%, respectively.

NOTE H--DERIVATIVE FINANCIAL INSTRUMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activity." Beginning January 1, 2001, the standard as amended, requires that all derivative financial instruments be reported on the balance sheet at their respective fair values. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective a derivative is at offsetting price movements in the underlying exposure.

     As required, the company adopted SFAS 133 on January 1, 2001. Nearly all of the company's existing derivative positions qualified for hedge accounting under SFAS 133; the effect of adoption was not material. The company made no substantive changes to its risk management strategy as a result of adopting SFAS
133. Derivatives documentation policies comply with the standard's requirements.

     To manage interest costs, the company utilizes interest rate swaps in combination with its funded debt. Interest rate swaps entered into in 2001 effectively convert fixed rate debt to variable rate debt, which is generally lower than fixed rate debt over the long term. At December 31, 2001, the company had agreements with financial

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

institutions having notional amounts aggregating $105,000,000. These interest rate swap agreements are accounted for as fair value hedges and are 100% effective; no amounts were excluded from the assessment of hedge effectiveness.

     At December 31, 2001, the company also had an agreement with a financial institution to swap interest rates in which the company pays interest at a fixed rate of 5.13% and receives interest at the three-month LIBOR rate. This agreement is based on a notional amount of $25,000,000 and expires in February 2008; the agreement allows the counterparty to cancel the swap at three-month intervals. If at any three-month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party. This interest rate swap agreement did not qualify as a hedge; changes in fair value are reflected in income in each accounting period.

     The fair values of interest rate and currency swaps are based on quotes from financial institutions. The following table summarizes the company's interest rate swaps at December 31, 2001 and 2000:

                                                             2001               2000
                                                        ---------------    --------------
                                                                  FAIR              FAIR
                                                        TOTAL     VALUE    TOTAL    VALUE
                                                        -----     -----    -----    -----
    Pay fixed, receive variable
      Notional amount                                   $ 25.0    $(1.4)   $25.0    $(.2)
      Average pay rate                                    5.1%              5.1%
      Average receive rate                                2.0%              6.8%
    Receive fixed, pay variable
      Notional amount                                   $105.0    $(2.5)
      Average pay rate                                    3.2%
      Average receive rate                                6.1%

     In November 2001, the company terminated an interest rate swap; the termination benefit of $2,496,000 has been deferred and is being amortized as an offset to interest expense over the life of the underlying debt.

     Foreign currency swaps were not significant in 2001 or 2000.

NOTE I--STOCK-BASED COMPENSATION

     The company's stock benefit plans, approved by the company's shareholders, authorize the grant of benefit shares or units to key employees and directors. The plan approved in 1988 authorized, until May 1998, the grant of up to 2,737,500 benefit shares or units (as adjusted for subsequent stock splits and dividends). The plan approved in 1996 and amended in 1999 authorizes the grant of up to 2,500,000 benefit shares or units until April 2006. These share or unit amounts exclude amounts that were issued under predecessor plans. Benefit shares or units include incentive and non-incentive stock options, stock awards and other stock units. The plan approved in December 2001 authorizes the grant of up to 1,000,000 benefit shares until December 2011. No grants were made for this plan in 2001.

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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Stock option activity for the three-year period ended December 31, 2001 follows (number of shares in 000's, prices in dollars per share):

                                                OPTION SHARES       WEIGHTED AVERAGE PRICE ($)
                                            ---------------------   ---------------------------
                                            2001    2000    1999     2001      2000      1999
                                            ----    ----    ----     ----      ----      ----
    Outstanding at beginning of year        2,178   2,312   2,025    19.84     19.29     18.80
    Granted                                   519      63     489    21.24     18.65     18.57
    Canceled or expired                       (88)    (36)    (35)   19.93     21.74     21.99
    Exercised                                (286)   (161)   (167)   14.09     11.05     10.65
                                            -----   -----   -----
    Outstanding at end of year              2,323   2,178   2,312    20.86     19.84     19.29
                                            =====   =====   =====
    Exercisable at end of year              1,602   1,588   1,468    21.10     19.95     18.71
                                            =====   =====   =====

     For options outstanding at December 31, 2001, the number (in thousands), weighted average exercise prices in dollars per share, and weighted average remaining terms were as follows:

                                              PERIOD IN WHICH OPTIONS WERE GRANTED
                                      -----------------------------------------------------
                                      01-00    99-98    97-96    95-94    93-92   AGGREGATE
                                      -----    -----    -----    -----    -----   ---------
    Number outstanding                  542      620      739      156      266       2,323
    Exercise price range ($):
      High                            22.31    26.13    25.38    24.38    20.62       26.13
      Low                             15.56    14.94    20.44    16.00    12.09       12.09
    Weighted average:
      Exercise price ($)              21.13    20.07    22.57    19.80    18.00       20.86
      Remaining term (years)              9        7        5        3        1           6

     The weighted average fair value per share of options granted was $5.33 in 2001, $4.86 in 2000 and $3.58 in 1999. The fair value of options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 4.4% in 2001, 5.0% in 2000 and 6.4% in 1999; dividend yield of 3.5% in 2001, 3.9% in 2000, and 4.8% in
1999; market volatility of the company's common stock of .28 in 2001, .27 in 2000 and .23 in 1999; and a weighted average expected life of the options of approximately 8 years for 2001 and 2000 and 7 years for 1999. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. On a pro forma basis, the company's net income would have been $46,494,000 or $1.02 per diluted share for the year ended December 31, 2001, $56,800,000 or $1.25 per diluted share for the year ended December 31, 2000 and $56,523,000 or $1.23 diluted per share for the year ended December 31, 1999. The calculated pro forma effect on 1999-2001 net income and net income per share amounts are not necessarily indicative of future amounts until application of the disclosure rules are applied to all outstanding, nonvested awards.

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

     Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period. The company granted stock award shares of 92,500 in 2001, 69,500 in 2000 and 65,000 in 1999. The
fair values of these shares were $1,677,000, $1,108,000, and $1,712,000, respectively. Compensation expense related to stock award shares recorded during these periods was $1,345,000, $1,499,000 and $1,308,000, respectively.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Under the 1988 plan, no benefit shares or units were available for future grant during the three-year period ending December 31, 2001. Under the 1996 plan, the following benefit shares or units were available for future grant:
410,000 at December 31, 2001, 937,000 at December 31, 2000 and 1,040,000 at
December 31, 1999. Under the 2001 plan, 1,000,000 benefit shares were available for future grant as of December 31, 2001.

NOTE J--SHAREHOLDERS' EQUITY

     The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

     The changes in shareholders' equity for each of the three years in the period ended December 31, 2001 were as follows:

                                                                                                                    ACCUMULATED
                                              COMMON      CAPITAL IN                                   DEFERRED         OTHER
                                               STOCK       EXCESS OF      RETAINED       TREASURY        STOCK      COMPREHENSIVE
                                             PAR VALUE     PAR VALUE      EARNINGS        STOCK         AWARDS         INCOME
                                             ---------    ----------      --------       --------      --------     -------------
Balance at December 31, 1998--
  46,668,000 shares issued                  $46,668,000   $63,461,000   $253,366,000   $(29,161,000)  $(1,834,000)  $(10,718,000)
Net income                                                                57,537,000
Cash dividends declared                                                  (33,952,000)
Exercise of stock options:
  Cash proceeds                                 147,000     1,472,000
  Exchange of shares                             21,000        99,000                      (120,000)
Stock awards granted                             65,000     1,647,000                                  (1,712,000)
Tax benefits related to stock compensation
  plans                                                       363,000
Retirement of treasury stock                    (12,000)     (280,000)                      292,000
Purchases of 141,000 shares of treasury
  stock                                                                                  (3,582,000)
Issued 706,000 shares from treasury for
  purchases of companies                                                                 15,715,000
Amortization of deferred stock awards                                                                   1,308,000
Foreign currency translation adjustment,
  net                                                                                                                 (6,590,000)
Other                                                                                      (167,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 1999--
  46,889,000 shares issued                   46,889,000    66,762,000    276,951,000    (17,023,000)   (2,238,000)   (17,308,000)
Net income                                                                57,537,000
Cash dividends declared                                                  (34,503,000)
Exercise of stock options:
  Cash proceeds                                  82,000       961,000
  Exchange of shares                             79,000       697,000                      (776,000)
Stock awards granted                             69,000     1,039,000                                  (1,108,000)
Tax benefits related to stock compensation
  plans                                                       302,000
Retirement of treasury stock                    (52,000)   (1,068,000)                    1,120,000
Purchases of 988,000 shares of treasury
  stock                                                                                 (17,279,000)
Amortization of deferred stock awards                                                                   1,499,000
Foreign currency translation adjustment,
  net                                                                                                                 (4,857,000)
Other                                                                                      (344,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 2000--
  47,067,000 shares issued                   47,067,000    68,693,000    299,985,000    (34,302,000)   (1,847,000)   (22,165,000)
Net income                                                                47,573,000
Cash dividends declared                                                  (35,352,000)
Exercise of stock options:
  Cash proceeds                                 211,000     2,835,000
  Exchange of shares                             75,000       909,000                      (984,000)
Stock awards granted                             93,000     1,834,000                                  (1,927,000)
Tax benefits related to stock compensation
  plans                                                       402,000
Retirement of treasury stock                    (56,000)   (1,258,000)                    1,314,000
Purchases of 579,000 shares of treasury
  stock                                                                                 (13,155,000)
Issued 93,000 shares from treasury for
  purchases of companies                                                                  1,900,000
Amortization of deferred stock awards                                                                   1,345,000
Foreign currency translation adjustment,
  net                                                                                                                 (3,495,000)
Other                                           (12,000)     (238,000)                     (259,000)      250,000
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 2001--
  47,378,000 shares issued                  $47,378,000   $73,177,000   $312,206,000   $(45,486,000)  $(2,179,000)  $(25,660,000)
                                            ===========   ===========   ============   ============   ===========   ============

     In July 1998, the company declared a dividend distribution of one preferred share purchase right on each share of common stock outstanding on and after August 18, 1998. The rights are not exercisable until the rights

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

NOTE K--ACQUISITIONS

     During the three-year period ended December 31, 2001, the company made the following acquisitions, principally all for cash, except as otherwise noted. In March 2001, the company acquired all of the assets of Athey Products Corporation from bankruptcy proceedings. Athey was a primary competitor to Environmental Products Group's line of mechanical sweepers. Subsequent to the purchase, the company sold off substantially all assets of Athey. In September 2001, the company acquired a majority interest in Plastisol Holdings B.V., located in the Netherlands. Plastisol is a small manufacturer of cabs and bodies for fire apparatus using glassfiber reinforced polyester. The company also made two small Tool Group acquisitions during 2001. As a result of the 2001 acquisitions, the company recorded approximately $5.8 million of working capital, $9.4 million of fixed and other assets and $12.1 million of costs in excess of fair value. The assigned values of these acquisitions are based upon preliminary estimates. In March 2000, the company acquired P.C.S. Company. Located near Detroit, Michigan, P.C.S. offers a comprehensive line of tooling components for the plastic injection mold and the die cast industries. The company also made a small Environmental Products Group acquisition during the first quarter of 2000. As a result of the 2000 acquisitions, the company recorded approximately $9.9 million of working capital, $3.8 million of fixed and other assets and $10.7 million of costs in excess of fair value. In July 1999, the company acquired Clapp & Haney Tool Company for cash and stock. Located near Toledo, Ohio, Clapp & Haney is the leading U.S. manufacturer and marketer of polycrystalline diamond and cubic boron nitride consumable tooling. The company also made a small Safety Products Group acquisition during the early part of 1999. As a result of the 1999 acquisitions, the company recorded approximately $4.9 million of working capital, $12.2 million of fixed and other assets and $56.1 million of costs in excess of fair value.

     All of the acquisitions in the three-year period ended December 31, 2001 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 2001 and 2000 acquisitions occurred January 1, 2000, the company estimates that reported consolidated net sales would have increased by 1% in 2001 and increased by 2% in 2000, while reported net income would have changed less than 1% in both 2001 and 2000. The company made no significant changes to the values originally assigned to assets and liabilities recorded as a result of acquisitions made prior to 2001.

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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

     ENVIRONMENTAL PRODUCTS--Environmental Products manufactures a variety of self-propelled street cleaning vehicles, vacuum loader vehicles, municipal catch basin/sewer cleaning vacuum trucks and water blasting equipment. Environmental Products sells primarily to municipal customers, contractors and government customers.

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

     Net sales by operating segment reflect sales of products and services and financial revenues to external customers, as reported in the company's consolidated statements of income. Intersegment sales are insignificant. The company evaluates performance based on operating income of the respective segment. Operating income includes all revenues, costs and expenses directly related to the segment involved. In determining operating segment income, neither corporate nor interest expenses are included. Operating segment depreciation expense, identifiable assets and capital expenditures relate to those assets that are utilized by the respective operating segment. Corporate assets consist principally of cash and cash equivalents, notes and other receivables and fixed assets. The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies.

     See Note K for a discussion of the company's acquisition activity during the three-year period ended December 31, 2001.

     Non-U.S. sales, which include sales exported from the U.S. and sales made by non-U.S. operations, aggregated $267,531,000 in 2001, $274,168,000 in 2000 and $265,249,000 in 1999. Sales exported from the U.S. aggregated $87,064,000 in 2001, $102,402,000 in 2000 and $104,940,000 in 1999.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A summary of the company's continuing operations by segment for the three-year period ended December 31, 2001 is as follows:

                                                       2001              2000             1999
                                                       ----              ----             ----
    Net sales
      Environmental Products                      $  280,708,000    $  255,269,000    $247,097,000
      Fire Rescue                                    373,428,000       389,311,000     310,008,000
      Safety Products                                256,261,000       267,062,000     261,940,000
      Tool                                           161,778,000       194,485,000     158,164,000
                                                  --------------    --------------    ------------
      Total net sales                             $1,072,175,000    $1,106,127,000    $977,209,000
                                                  ==============    ==============    ============
    Operating income
      Environmental Products                      $   20,159,000    $   23,101,000    $ 24,454,000
      Fire Rescue                                     27,194,000        24,940,000      10,900,000
      Safety Products                                 37,917,000        43,721,000      41,384,000
      Tool                                            19,290,000        35,298,000      33,303,000
      Corporate expense                              (12,556,000)      (10,406,000)     (8,689,000)
                                                  --------------    --------------    ------------
      Total operating income                          92,004,000       116,654,000     101,352,000
    Interest expense                                 (26,368,000)      (31,401,000)    (23,339,000)
    Other income (expense)                            (1,182,000)         (839,000)      1,296,000
                                                  --------------    --------------    ------------
    Income before income taxes                    $   64,454,000    $   84,414,000    $ 79,309,000
                                                  ==============    ==============    ============
    Depreciation and amortization
      Environmental Products                      $    5,510,000    $    5,030,000    $  4,609,000
      Fire Rescue                                      5,199,000         5,304,000       5,299,000
      Safety Products                                  9,316,000         8,978,000       8,925,000
      Tool                                             9,418,000         8,907,000       6,115,000
      Corporate                                          815,000           838,000         849,000
                                                  --------------    --------------    ------------
      Total depreciation and amortization         $   30,258,000    $   29,057,000    $ 25,797,000
                                                  ==============    ==============    ============
    Identifiable assets
      Manufacturing activities
         Environmental Products                   $  153,406,000    $  149,622,000    $143,320,000
         Fire Rescue                                 203,749,000       201,960,000     200,950,000
         Safety Products                             209,036,000       220,867,000     227,073,000
         Tool                                        176,580,000       175,884,000     155,095,000
         Corporate                                    19,327,000        13,997,000      12,795,000
                                                  --------------    --------------    ------------
         Total manufacturing activities              762,098,000       762,330,000     739,233,000
                                                  --------------    --------------    ------------
      Financial services activities
         Environmental Products                       72,581,000        69,055,000      66,096,000
         Fire Rescue                                 166,539,000       145,175,000     125,165,000
                                                  --------------    --------------    ------------
         Total financial services activities         239,120,000       214,230,000     191,261,000
                                                  --------------    --------------    ------------
      Total identifiable assets                   $1,001,218,000    $  976,560,000    $930,494,000
                                                  ==============    ==============    ============
    Additions to long-lived assets
      Environmental Products                      $   13,754,000    $    5,574,000    $  3,241,000
      Fire Rescue                                      6,466,000         4,958,000       4,598,000
      Safety Products                                  4,105,000         5,333,000      13,496,000
      Tool                                            19,373,000        19,857,000      70,243,000
      Corporate                                           30,000            23,000          26,000
                                                  --------------    --------------    ------------
      Total additions to long-lived assets        $   43,728,000    $   35,745,000    $ 91,604,000
                                                  ==============    ==============    ============
    Financial revenues (included in net sales)
      Environmental Products                      $    6,049,000    $    6,113,000    $  5,170,000
      Fire Rescue                                      9,490,000         8,082,000       7,166,000
                                                  --------------    --------------    ------------
      Total financial revenues                    $   15,539,000    $   14,195,000    $ 12,336,000
                                                  ==============    ==============    ============

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Due to the nature of the company's customers, a significant portion of the Environmental Products and Fire Rescue financial revenues is exempt from federal income tax.

     A summary of the company's continuing operations by geographic area for the three-year period ended December 31, 2001 is as follows:

                                                 2001            2000            1999
                                                 ----            ----            ----
    UNITED STATES
      Net sales                              $891,708,000    $934,361,000    $816,900,000
      Operating income                         76,630,000     103,704,000      88,012,000
      Long-lived assets                       376,890,000     344,367,000     334,833,000
    ALL NON-U.S. (principally Europe)
      Net sales                              $180,467,000    $171,766,000    $160,309,000
      Operating income                         15,374,000      12,950,000      13,340,000
      Long-lived assets                        42,883,000      69,027,000      73,815,000

     The company had no significant amounts of sales to or long-lived assets in an individual country outside of the United States.

     During 2000, the company decided to divest the operations of the Sign Group and began to search for a qualified buyer of that business. The Sign Group manufactures for sale or lease illuminated, non-illuminated and electronic advertising sign displays primarily for commercial and industrial markets. It also enters into contracts to provide maintenance service for the signs it manufactures as well as for signs manufactured by others. The results of the Sign operations are reported as discontinued operations in the financial statements. Sign revenues for the years ended December 31, 2001, 2000 and 1999 were $58,817,000, $59,846,000 and $84,687,000, respectively. Unfavorable economic conditions in 2001 have adversely affected the company's ability to sell the entity. The Sign Group continues to be actively marketed at a reasonable price and the company will continue its efforts to divest the business during 2002. The company expects to recover its net investment in this business.

     The company incurred $3,627,000 in restructuring charges during 2001 principally resulting from reductions in work force through early retirement and job eliminations. Of this amount, the Environmental Products Group incurred costs of $798,000, the Fire Rescue Group incurred costs of $854,000, the Safety Products Group incurred costs of $461,000 and the Tool Group incurred costs of $1,514,000. At December 31, 2001, the remaining liability was not material. In 2000, the company also incurred $3,744,000 in restructuring charges relating to the consolidation of facilities and operations. Of this amount, the Environmental Products Group incurred costs of $2,773,000 and the Tool Group incurred $971,000.

NOTE N--NET INCOME PER SHARE

     The following table summarizes the information used in computing basic and diluted income per share for the three-year period ending December 31, 2001:

                                                   2001           2000           1999
                                                   ----           ----           ----
    Numerator for both basic and diluted
      income per share computations--net
      income                                    $47,573,000    $57,537,000    $57,537,000
                                                ===========    ===========    ===========
    Denominator for basic income per share--
      weighted average shares outstanding        45,314,000     45,388,000     45,775,000
    Effect of employee stock options
      (dilutive potential common shares)            129,000        133,000        183,000
                                                -----------    -----------    -----------
    Denominator for diluted income per
      share--adjusted shares                     45,443,000     45,521,000     45,958,000
                                                ===========    ===========    ===========

NOTE O--COMMITMENTS

     The company leases certain facilities and equipment under operating leases, some of which contain options to renew. Total rental expense on all operating leases was $7,985,000 in 2001, $8,297,000 in 2000 and $8,037,000 in 1999.
Sublease income and contingent rentals relating to operating leases were insignificant. At December 31,

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2001, minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $30,337,000 payable as follows: $7,197,000 in 2002, $5,481,000 in 2003, $4,458,000 in 2004,
$3,163,000 in 2005, $2,655,000 in 2006 and $7,383,000 thereafter.

     At December 31, 2001 and 2000, the company had outstanding standby letters of credit aggregating $19,858,000 and $17,214,000, respectively, principally to act as security for retention levels related to casualty insurance policies and to guarantee the performance of subsidiaries that engage in export transactions to foreign governments and municipalities.

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

     For the year ended December 31, 2000, the company recognized sales of $10,052,000 and the related operating income of $1,362,000 resulting from the change in accounting method; these amounts were previously recognized in sales and income in 1999 under the company's previous accounting method. These sales and the related income also account for the cumulative effect of the change in accounting method on prior years, which resulted in a charge to net income of $844,000 (net of taxes of $518,000), or $.02 per diluted share. This charge reflects the adoption of SAB No. 101 and is included in the year ended December 31, 2000. Pro-forma net income amounts for the three-year period ending December 31, 2001, assuming the change in method was retroactively applied to the beginning of that period, are as follows:

                                                   2001           2000           1999
                                                   ----           ----           ----
    Net income                                  $47,573,000    $58,381,000    $57,268,000
    Diluted net income per share                $      1.05    $      1.28    $      1.25

NOTE Q--NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", effective July 1, 2001, and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new standards, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these statements. Other intangible assets will continue to be amortized over their useful lives.

     The company will apply the new accounting standards for goodwill and other intangible assets beginning in the first quarter of 2002. Application of non-amortization provisions of the statement is expected to result in an increase in pre-tax income by approximately $8 million, or $.12 per share, in 2002. During 2002, the company will perform the first of the newly-required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and has not yet determined the effects these tests will have, if any, on earnings and financial position.

     Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 15, 2001. The company is studying the provisions of this statement and has yet not determined its effects, if any.

NOTE R--SELECTED QUARTERLY DATA (UNAUDITED)
(in thousands of dollars except per share amounts)

                                                           FOR THE THREE-MONTH PERIOD ENDED
                                ---------------------------------------------------------------------------------------
                                                   2001                                         2000
                                ------------------------------------------   ------------------------------------------
                                 MARCH       JUNE     SEPTEMBER   DECEMBER    MARCH       JUNE     SEPTEMBER   DECEMBER
                                   31         30         30          31         31         30         30          31
                                 -----       ----     ---------   --------    -----       ----     ---------   --------
Net sales                       $258,007   $286,817   $253,403    $273,948   $260,181   $286,825   $258,577    $300,544
Gross margin                      79,940     85,681     72,129      74,511     82,807     88,786     80,534      85,217
Income from continuing
  operations                      11,626     16,712      8,853       9,399     13,763     16,198     14,705      12,989
Income (loss) from
  discontinued operations                       307        298         378        939        172        (25)       (360)
Cumulative effect of change in
  accounting                                                                     (844)
Net income                        11,626     17,019      9,151       9,777     13,858     16,370     14,680      12,629
Per share data-- diluted:
  Income from continuing
    operations                       .26        .37        .20         .21        .30        .36        .32         .29
  Income (loss) from
    discontinued operations                     .01        .01         .01        .02                              (.01)
  Cumulative effect of change
    in accounting                                                                (.02)
  Net income*                        .26        .37        .20         .22        .30        .36        .32         .28
Dividends paid per share            .195       .195       .195        .195       .190       .190       .190        .190
Market price range per share
  High                             24.15      24.63      24.01       22.94      18.50      21.50      22.94       24.13
  Low                              18.40      18.80      17.00       17.20      14.75      16.50      16.75       17.13

* amounts may not add due to rounding

     The company incurred pre-tax restructuring charges (see Note M) of $3,627,000 for the three-month period and year ending December 31, 2001. In 2000, the company incurred pre-tax restructuring charges of $75,000, $837,000 and $2,832,000 for each of the three-month periods ending June 30, September 30 and December 31, respectively.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Federal Signal Corporation

     We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

     As discussed in Notes A and P to the financial statements, in 2000 the company changed its method of revenue recognition.

                                                   [ERNST & YOUNG LLP SIGNATURE]

Chicago, Illinois
January 29, 2002

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                                FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

     Federal Signal Corporation's net sales declined 3% in 2001 to $1.07 billion compared to the $1.11 billion in 2000. Income from continuing operations was $46.6 million in 2001 compared to $57.7 million in 2000. Diluted income per share from continuing operations was $1.03 in 2001 compared to $1.27 in 2000; earnings were adversely affected by $.05 in restructuring charges in both 2001 and 2000. Net income in 2001 was $47.6 million, or $1.05 per diluted share compared to $57.5 million, or $1.26 per diluted share, in 2000. Net income per share amounts included $.02 per share in both 2001 and 2000 from the discontinued operations of the Sign Group. Net income in 2000 also included a $.02 per share charge relating to the cumulative effect of a change in accounting for revenue recognition required by Staff Accounting Bulletin (SAB) No. 101 issued by the Securities and Exchange Commission. The 2001 sales results of the company's continuing operations reflected a very weak industrial economy in the U.S. as well as order and sales delays in the company's Fire Rescue and Safety Products groups. Sales prices in 2001 were essentially flat with the prior year reflecting the weaker industrial market conditions; the effects of acquisitions on 2001 sales comparisons to 2000 were insignificant. Sales to customers in the United States declined 3% in 2001 and sales to non-U.S. customers declined 2% (1% in functional currency). Incoming orders declined 3% in 2001 with orders from U.S. customers off 3% from a year ago and orders from non-U.S. customers down 1%.

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

                                                2001     2000     1999     1998     1997
                                                ----     ----     ----     ----     ----
    Net sales                                   100.0%   100.0%   100.0%   100.0%   100.0%
    Cost of sales                                70.9     69.5     69.2     69.0     68.4
                                                -----    -----    -----    -----    -----
    Gross profit margin                          29.1     30.5     30.8     31.0     31.6
    SG&A expenses                                20.5     20.0     20.4     20.6     20.4
                                                -----    -----    -----    -----    -----
    Operating margin                              8.6%    10.5%    10.4%    10.4%    11.2%
                                                =====    =====    =====    =====    =====

     Gross profit margins of 29.1% in 2001 are somewhat lower than the average of the 1997-2000 period (31.0%) largely reflecting three significant factors: a very slow industrial economy reduced sales of the company's high-margin industrial products and resulted in a temporary shift to lower gross margin products; competitive price pressures reduced the potential for price increases on the company's products; and certain restructuring

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

charges were recorded as part of cost of sales. SG&A expenses as a percent of sales were 20.5% in 2001, 20.3% excluding restructuring charges, essentially flat with the average of the preceding four-year period. The company began seeing lower SG&A cost ratios beginning in 1999 and into 2000 when SG&A as a percent of sales was 19.6% (excluding the $3.7 million in restructuring charges). The increase in 2001 from 2000 reflected higher percentages of marketing and engineering expenses incurred to support new product introductions as well as the effect of maintaining certain fixed costs in a year of sales declines in three of the company's groups. Operating margin excluding restructuring charges was 8.9% in 2001 compared to 2000's 10.9%. This compares to the average of 10.7% for the 1997-2000 period. Operating margins in 2001 declined largely as a result of the same reasons gross margins declined and SG&A percent of sales increased. Since operating margins have declined from the company's rate achieved in 1997, an explanation of that trend is warranted. The decline in the company's operating margin prior to 2000, for the most part, reflects lower operating margins of the Fire Rescue Group. Operating margins of the company's continuing businesses outside of the Fire Rescue Group were 14.8% in 2000 and compared favorably to a fairly consistent level of 14.6% averaged in the 1996-1999 period. In 1997 through 1999, significant operating issues in the Fire Rescue Group adversely affected the company's margins. Chassis and related component supply shortages, while affecting many of the company's vehicle-based businesses in 1997 and 1998, had its most severe impact on the U.S.-based fire rescue business. Shortages of components and skilled people and installation of an enterprise resource planning system adversely affected Fire Rescue sales and earnings in 1999. During 2000 and 2001, Fire Rescue achieved dramatic improvements in throughput, productivity, customer service and quality and saw the group's operating margin expand to 7.5% excluding restructuring charges from the 3.5% experienced in 1999.

     Interest expense declined $5.0 million in 2001 largely as a result of a much lower short-term interest rate environment in 2001. The much lower interest rates were partially offset by a significant refinancing of short-term debt with funded debt at higher interest rates, increased borrowings related to businesses acquired for cash in early 2001 and a $25 million increase in financial services assets. The increase in interest expense of $8.1 million in 2000 was largely a result of borrowings related to businesses acquired for cash in mid-1999 and early 2000, a $17 million purchase of company stock, a $23 million increase in financial services assets and higher short-term borrowing costs. Weighted average interest rates on short-term borrowings were 4.6% in 2001, 6.5% in 2000, and 5.4% in 1999.

     At the end of 2001, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans. The company reduced the discount rate to 7.3% at the end of 2001 from the 7.7% used at the end of 2000 for its U.S. plan because of the lower interest rate environment experienced at the end of 2001. In January 2002, the company established its other significant cost assumptions for its U.S. benefits as follows: expected long-term rate of return on plan assets--9.5%; rate of increase in compensation levels--3.5%. The company expects that the change in these assumptions will increase 2002 pension costs by approximately $.04 per share compared to 2001. The company also incurred approximately $.7 million in nonrecurring pension costs in 2001 as a result of the company's fourth quarter restructuring.

     The company's effective tax rate in 2001 of 27.7% was down from the 31.7% in 2000 and the 31.4% in 1999. The lower tax rate in 2001 reflects the increased mix of tax-exempt revenues earned by the company's Environmental Products and Fire Rescue groups as well as the benefits of higher research and development credits and lower tax rates of the company's foreign operations.

     Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are street sweeping, fire rescue products, outdoor warning, municipal emergency signal products, parking systems and signage.

GROUP OPERATIONS

     The company's groups saw mixed sales and earnings results in 2001. Fire Rescue Group operating margins again improved in 2001 despite a lower sales level. A weak industrial economy in the U.S. adversely affected 2001 sales, particularly in the Tool, Safety Products and Environmental Products groups. Earnings in all four groups in 2001 reflect restructuring charges principally relating to reductions in force.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

  ENVIRONMENTAL PRODUCTS

     Environmental Products Group sales rose 10% and new orders rose 2% in 2001. Earnings before restructuring charges decreased 19%. Sales growth was strong in U.S. municipal sweepers, augmented by the acquisition of the assets of Athey Products Corporation in March. Industrial vacuum truck and industrial water blaster sales were down moderately for the full year, but slowed dramatically in the last half of the year. Operating earnings declined substantially as continuing vacuum truck plant consolidation costs and new-product-related costs, plus a lower margin sales mix, reduced operating margin. The group incurred restructuring charges of $.8 million in 2001.

     In 2000, Environmental Products orders rose 12% and sales increased 3% while operating income declined 6%. Excluding restructuring charges of $2.8 million incurred to consolidate the group's vacuum truck operations into its Streator, Illinois facility, operating income increased 6%. The group's sales growth was due to broadly good performance in sweepers, water blasters and municipal vacuum trucks.

  FIRE RESCUE

     Fire Rescue Group earnings before restructuring charges were up 12% on a 4% decline in sales. New orders declined 2%. New orders and sales declined on essentially flat worldwide markets as orders were delayed in the U.S. by a Federal government subsidy program for fire apparatus and by the September 11 events which changed fire department priorities in the fourth quarter. Earnings increased significantly as group manufacturing operations continued to improve, raising overall operating margin. The group incurred $.9 million in restructuring charges in 2001.

     In 2000, Fire Rescue orders increased 10%; earnings more than doubled on a 26% increase in sales. Orders for the group were strong in good North American municipal markets. The group's Florida-based manufacturing operations increased productivity, throughput and quality and saw operating margin improve to 6.4% in 2000 from 3.5% in 1999. Sales at the Finland-based operations were modestly higher, despite the markka weakening against the U.S. dollar, and income declined as this unit incurred costs related to the rollout of several new products.

  SAFETY PRODUCTS

     Safety Products Group earnings before restructuring charges fell 12% on a 4% sales decline. New orders increased 4%. New orders were up for all major product lines except industrial. Sales fell as substantial projects in parking equipment and outdoor warning systems were delayed into 2002. The delay between orders and installation of these projects was the major cause of the group's reduced earnings and margins in 2001.

     In 2000, Safety Products orders decreased 3% while sales increased 2%; operating income increased 6%. An improved operating margin reflected municipal market sales strength offsetting continued weak oilfield-related sales.

  TOOL

     Tool Group earnings, before restructuring charges of approximately $1.5 million, fell 43% on a 17% decline in sales. New orders declined 19%. New orders, sales and earnings all declined sharply in very weak global industrial markets; the most severe decline was in North America and the earnings weakness was across all major product lines. Markets continued to weaken throughout 2001. Notwithstanding the sales decline, the group held its leading market shares and increased that share in certain product lines.

     In 2000, Tool Group orders increased 24% and sales increased 23%; earnings increased 6% including restructuring charges of $1.0 million. Excluding the restructuring charges, operating income increased 9% in 2000. The group's results reflected the benefits of two acquisitions, which performed strongly, restructuring charges incurred to consolidate two superhard cutting tool operations, and weak U.S. auto and broad industrial markets in the second half of the year.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

  SIGN (DISCONTINUED OPERATIONS)

     In 2000, the company decided to divest the Sign Group and began searching for a buyer of this business. The group saw markets weaken in 2000 and 2001. The results of this group are reported as discontinued operations in the company's consolidated financial statements. Due to the slower economic environment in 2000 and 2001, it has taken longer to sell the entity than originally planned. However, it is being actively marketed at a reasonable price and the company will continue its efforts to divest the operations during 2002.

FINANCIAL SERVICES ACTIVITIES

     The company maintains a large investment ($239 million and $214 million at December 31, 2001 and 2000, respectively) in lease financing and other receivables that are generated by its environmental products and fire rescue operations. For the five-year period ending December 31, 2001 these assets continued to be leveraged in accordance with the company's stated financial objectives (see further discussion in "Financial Position and Cash Flow").

     Financial services assets have repayment terms generally ranging from two to ten years. The increase in these assets resulted from increasing sales of environmental products and increased use of financing by Fire Rescue Group customers.

FINANCIAL POSITION AND CASH FLOW

     The company emphasizes generating strong cash flows from operations, reaching a record $95 million in 2001, up nearly 50% from $64 million in 2000. Working capital improvements, particularly in the area of receivables management, were the main reasons for the increase. Improved inventory utilization should further improve cash flow in 2002 as the company continues to make process improvements in all of its groups as a part of the company-wide lean enterprise initiative.

     During the 1997-2001 period, the company utilized its strong cash flows from operations and available debt capacity to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products; 3) increase its investment in financial services activities; 4) pay increasing amounts in cash dividends to shareholders; and 5) repurchase a small percentage of its outstanding common stock each year.

     Cash flows for the five-year period ending December 31, 2001 are summarized as follows (in millions):

                                           2001      2000      1999       1998      1997
                                           ----      ----      ----       ----      ----
    Cash provided by (used for):
      Operating activities                $ 95.1    $ 64.4    $  57.7    $ 75.5    $ 64.2
      Investing activities                 (59.2)    (64.8)    (105.1)    (93.0)    (38.4)
      Financing activities                 (32.6)      5.2       40.9      22.2     (27.5)

     In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Different ratios of debt and equity support each of these two types of activities.

     One of the company's financial objectives is to maintain a strong financial position. At December 31, 2001, the company's debt-to-capitalization ratio of its manufacturing operations was 44% compared to 45% a year earlier. The company expects to again achieve a high level of cash flow from operations in 2002 enabling it to further reduce the debt-to-capitalization ratio of its manufacturing operations absent funding needs for potential large acquisitions. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio of 87%. At both December 31, 2001 and 2001, the company's debt-to-capitalization ratio for its financial services activities was 87% for its continuing operations.

     As indicated earlier, management focuses substantial effort on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.9 at December 31, 2001 and 1.2 at December 31, 2000. The increase in 2001 is largely due to the company's refinancing of its short-term debt with funded long-term debt. The company anticipates that its financial resources and major sources of liquidity,

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.

     In mid 2001, and again in the fourth quarter, the company refinanced a total of $165 million of its short-term commercial paper with funded debt provided by a group of insurance companies. The term of the new debt ranges from three to ten years. This refinancing increased liquidity under the company's bank credit facility and provided a more balanced maturity schedule for repayment of its total debt.

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

     Approximately 50% of the company's debt at December 31, 2001 was used to support financial services assets; the average remaining life of those assets is typically under three years. The company is currently comfortable with a sizeable portion of floating rate debt to support these financial services assets, since a rise in borrowing rates would normally correspond with a rise in lending rates within a reasonable period.

     The company manages its exposure to interest rate movements by maintaining a proportionate relationship between fixed-rate debt to total debt within established percentages. The company uses funded fixed-rate borrowings as well as interest rate swap agreements to balance its overall fixed/floating interest rate mix.

     At December 31, 2001 and 2000, the company was party to interest rate swap agreements with aggregate notional amounts of $130,000,000 and $25,000,000, respectively. See Note H to the consolidated financial statements for a description of these agreements. All of the interest rate swap agreements qualify for hedge accounting treatment except for the $25,000,000 swap cancelable by a counterparty. Changes in the fair value of the cancelable swap are reflected in the caption "Other income (expense)" in each accounting period beginning in 2001 as required by SFAS No. 133; in 2001, the company charged pre-tax earnings $1.4 million, $.02 per share, reflecting the implied fair value loss on the agreement.

     Significant interest rate sensitive instruments at December 31, 2001 and 2000 were as follows (dollars in millions):

                                                                      2001                                        2000
                                      --------------------------------------------------------------------   ---------------
                                                                                                     FAIR              FAIR
                                       2002    2003   2004    2005    2006    THEREAFTER   TOTAL    VALUE    TOTAL    VALUE
                                       ----    ----   ----    ----    ----    ----------   -----    -----    -----    -----
Long-term debt
  Fixed rate
    Principal                         $  8.4   $ .6   $25.1   $17.3   $82.2     $105.7     $239.3   $240.3   $ 78.8   $ 79.4
    Average interest rate               6.3%   6.2%    6.2%    6.1%    6.0%       6.5%       6.2%              7.0%
  Variable rate
    Principal                         $   .5   $ .5   $  .5   $  .5   $  .2                $  2.2   $  2.2   $ 52.9   $ 52.9
    Average interest rate               3.2%   3.2%    3.2%    3.2%    3.2%                  3.2%              7.6%
Short-term debt--variable rate
    Principal                         $233.9                                               $233.9   $233.9   $331.1   $331.1
    Average interest rate               2.7%                                                 2.7%              7.6%
Interest rate swaps (pay fixed,
  receive variable)
    Notional amount                                                             $ 25.0     $ 25.0   $ (1.4)  $ 25.0   $  (.2)
    Average pay rate                                                              5.1%       5.1%              5.1%
    Average receive rate                                                          2.0%       2.0%              6.8%
Interest rate swaps (receive fixed,
  pay variable)
    Notional amount                                                   $55.0     $ 50.0     $105.0   $ (2.5)
    Average pay rate                                                   2.7%       3.8%       3.2%
    Average receive rate                                               5.5%       6.8%       6.1%

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

     The company had an insignificant amount of foreign exchange forward contracts outstanding at December 31, 2001.

OTHER MATTERS

     The company's restructuring in late 2001 resulted in a reduction in force of less than 3% of the company's employees. The company took this action largely as a result of the current economic environment and the outlook for 2002, principally in the company's industrial markets. The company expects that the restructuring will have no significant effect on the company's internal control structure.

     The company has a business conduct policy applicable to all employees and regularly monitors compliance with that policy. The company has determined that it had no significant related party transactions for the three-year period ending December 31, 2001.

     The company has reviewed its financial arrangements and has determined that off-balance sheet arrangements, other than disclosed in the notes to the financial statements, do not exceed $1 million.