Form 10-K, Exhibit 13
period 2002-12-31
FEDERAL SIGNAL CORP /DE/
filed 2003-03-27
CIK 277509

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                   2002       2001       2000      1999      1998     1997     1996     1995     1994     1993
                                   ----       ----       ----      ----      ----     ----     ----     ----     ----     ----
OPERATING RESULTS
  (DOLLARS IN MILLIONS):
  Net sales (a)                  $1,057.2   $1,072.2   $1,106.1   $ 977.2   $936.8   $858.6   $814.1   $744.9   $611.1   $506.7
  Income before income taxes
    (a,b)                        $   61.1   $   64.5   $   84.4   $  79.3   $ 79.4   $ 81.5   $ 86.6   $ 77.8   $ 66.2   $ 57.6
  Income from continuing
    operations (a,b)             $   46.2   $   46.6   $   57.7   $  54.4   $ 55.1   $ 56.9   $ 57.8   $ 51.9   $ 44.3   $ 39.0
  Operating margin (a)               7.8%       8.6%      10.5%     10.4%    10.4%    11.2%    11.8%    12.1%    12.2%    12.4%
  Return on average common
    shareholders' equity
    (b,c,d)                         12.1%      13.3%      16.4%     17.0%    19.1%    20.6%    23.8%    22.0%    22.3%    21.0%
COMMON STOCK DATA
  (PER SHARE) (E):
  Income from continuing
    operations--diluted          $   1.01   $   1.03   $   1.27   $  1.18   $ 1.20   $ 1.24   $ 1.26   $ 1.13   $  .96   $  .85
  Cash dividends                 $    .80   $    .78   $    .76   $   .74   $  .71   $  .67   $  .58   $  .50   $  .42   $  .36
  Market price range:
    High                         $  27.07   $  24.63   $  24.13   $ 28.06   $27.50   $26.75   $28.25   $25.88   $21.38   $21.00
    Low                          $  16.00   $  17.00   $  14.75   $ 15.06   $20.00   $19.88   $20.88   $19.63   $16.88   $15.75
  Average common shares
    outstanding (in thousands)     45,939     45,443     45,521    45,958   45,846   45,840   45,885   45,776   45,948   46,155
FINANCIAL POSITION AT YEAR-END
  (DOLLARS IN MILLIONS):
  Working capital (f,g)          $  172.9   $  151.6   $   60.0   $  71.6   $116.0   $ 41.6   $ 40.6   $ 48.8   $ 53.9   $ 52.8
  Current ratio (f,g)                 1.8        1.8        1.2       1.3      1.6      1.2      1.2      1.3      1.4      1.5
  Total assets                   $1,168.4   $1,026.9   $1,001.4   $ 948.6   $836.0   $727.9   $703.9   $620.0   $521.6   $405.7
  Long-term debt, net of
    current portion (f)          $  279.5   $  232.7   $  125.4   $ 134.4   $137.2   $ 32.1   $ 34.3   $ 39.7   $ 34.9   $ 21.1
  Shareholders' equity           $  398.1   $  359.4   $  357.4   $ 354.0   $321.8   $299.8   $272.8   $248.1   $220.3   $199.2
  Debt-to-capitalization ratio
    (f)                               44%        44%        45%       42%      37%      30%      28%      29%      22%       1%
OTHER (DOLLARS IN MILLIONS):
  New business (a)               $1,121.2   $1,082.4   $1,113.7   $1,018.8  $967.9   $888.8   $851.3   $704.9   $631.5   $526.0
  Backlog (a)                    $  422.0   $  352.2   $  339.9   $ 329.5   $305.0   $254.7   $227.6   $190.0   $204.0   $167.6
  Net cash provided by
    operating activities         $   88.4   $   95.1   $   64.4   $  57.7   $ 75.5   $ 64.2   $ 61.4   $ 62.9   $ 53.8   $ 48.8
  Net cash (used for) investing
    activities                   $  (57.3)  $  (59.2)  $  (64.8)  $(105.1)  $(93.0)  $(38.4)  $(54.2)  $(88.1)  $(96.9)  $(38.1)
  Net cash provided by (used
    for) financing activities    $  (38.1)  $  (32.6)  $    5.2   $  40.9   $ 22.2   $(27.5)  $ (4.1)  $ 29.9   $ 45.1   $(10.3)
  Capital expenditures (a)       $   20.1   $   18.4   $   22.3   $  23.4   $ 19.2   $ 18.2   $ 15.2   $ 14.2   $  9.9   $  9.1
  Depreciation (a)               $   21.7   $   20.0   $   19.5   $  17.1   $ 14.9   $ 13.3   $ 11.8   $ 10.5   $  8.9   $  7.5
  Employees (a)                     7,378      6,631      6,936     6,750    6,531    6,102    5,721    5,469    4,638    3,847

                                  1992
                                  ----
OPERATING RESULTS
  (DOLLARS IN MILLIONS):
  Net sales (a)                  $462.1
  Income before income taxes
    (a,b)                        $ 51.7
  Income from continuing
    operations (a,b)             $ 35.6
  Operating margin (a)            12.3%
  Return on average common
    shareholders' equity
    (b,c,d)                       20.0%
COMMON STOCK DATA
  (PER SHARE) (E):
  Income from continuing
    operations--diluted          $  .77
  Cash dividends                 $  .31
  Market price range:
    High                         $17.63
    Low                          $12.38
  Average common shares
    outstanding (in thousands)   46,157
FINANCIAL POSITION AT YEAR-END
  (DOLLARS IN MILLIONS):
  Working capital (f,g)          $ 49.5
  Current ratio (f,g)               1.6
  Total assets                   $363.7
  Long-term debt, net of
    current portion (f)          $ 16.2
  Shareholders' equity           $179.0
  Debt-to-capitalization ratio
    (f)                              2%
OTHER (DOLLARS IN MILLIONS):
  New business (a)               $455.0
  Backlog (a)                    $143.4
  Net cash provided by
    operating activities         $ 40.2
  Net cash (used for) investing
    activities                   $(26.9)
  Net cash provided by (used
    for) financing activities    $(11.2)
  Capital expenditures (a)       $  7.6
  Depreciation (a)               $  6.8
  Employees (a)                   3,635

---------------
(a) continuing operations only
(b) in 1996, includes gain on sale of subsidiary of $4.7 million pre-tax, $2.8 million after-tax or $.06 per share
(c) in 1995, includes the effect of a nonrecurring charge for a litigation settlement related to a discontinued business of $4.2 million after-tax
(d) excludes cumulative effects of changes in accounting
(e) reflects 3-for-2 stock split in 1992 and a 4-for-3 stock split in 1994
(f) manufacturing operations only
(g) in 2001, increase largely attributable to refinancing of short-term debt with funded long-term debt

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                --------------------------------
                                                                     2002              2001
                                                                     ----              ----
ASSETS
  Manufacturing activities:
     Current assets
       Cash and cash equivalents                                $    9,782,000    $   16,882,000
       Accounts receivable, net of allowances for doubtful
          accounts of $2,640,000 and $2,355,000,
          respectively                                             181,843,000       158,994,000
       Inventories--Note B                                         183,802,000       152,841,000
       Prepaid expenses                                             19,390,000        13,608,000
                                                                --------------    --------------
          Total current assets                                     394,817,000       342,325,000
     Properties and equipment--Note C                              143,932,000       113,742,000
     Other assets
       Goodwill, net of accumulated amortization                   348,435,000       280,888,000
       Other deferred charges and assets                            44,046,000        36,450,000
                                                                --------------    --------------
          Total manufacturing assets                               931,230,000       773,405,000
                                                                --------------    --------------
  Net assets of discontinued operations, including financial
     assets                                                         10,392,000        14,396,000
  Financial services activities--Lease financing and other
     receivables, net of allowances for doubtful accounts of
     $1,002,000 and $1,005,000, respectively, and net of
     unearned finance revenue--Note D                              226,788,000       239,120,000
                                                                --------------    --------------
          Total assets                                          $1,168,410,000    $1,026,921,000
                                                                ==============    ==============


LIABILITIES AND SHAREHOLDERS' EQUITY
  Manufacturing activities:
     Current liabilities
       Short-term borrowings--Note E                            $   16,432,000    $   28,849,000
       Accounts payable                                             76,082,000        53,292,000
       Accrued liabilities
          Compensation and withholding taxes                        29,274,000        24,816,000
          Customer deposits                                         28,326,000        17,584,000
          Other                                                     66,007,000        55,484,000
       Income taxes--Note F                                          5,763,000        10,712,000
                                                                --------------    --------------
          Total current liabilities                                221,884,000       190,737,000
       Long-term borrowings--Note E                                279,544,000       232,678,000
       Long-term pension liabilities                                32,656,000
       Deferred income taxes--Note F                                33,495,000        29,280,000
                                                                --------------    --------------
          Total manufacturing liabilities                          567,579,000       452,695,000
                                                                --------------    --------------
  Financial services activities--Borrowings--Note E                202,022,000       213,917,000
                                                                --------------    --------------
          Total liabilities                                        769,601,000       666,612,000
                                                                --------------    --------------
  Minority interest in subsidiary--Note K                              744,000           873,000
  Shareholders' equity--Notes I and J
     Common stock, $1 par value, 90,000,000 shares
       authorized, 48,394,000 and 47,378,000 shares issued,
       respectively                                                 48,394,000        47,378,000
     Capital in excess of par value                                 91,114,000        73,177,000
     Retained earnings--Note E                                     313,684,000       312,206,000
     Treasury stock, 734,000 and 2,249,000 shares,
       respectively, at cost                                       (18,026,000)      (45,486,000)
     Deferred stock awards                                          (3,136,000)       (2,179,000)
     Accumulated other comprehensive income (loss)
       Foreign currency translation                                (18,084,000)      (25,660,000)
       Net derivative (loss), cash flow hedges                      (2,098,000)
       Minimum pension liability                                   (13,783,000)
                                                                --------------    --------------
          Total shareholders' equity                               398,065,000       359,436,000
                                                                --------------    --------------
          Total liabilities and shareholders' equity            $1,168,410,000    $1,026,921,000
                                                                ==============    ==============

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                          2002              2001              2000
                                                          ----              ----              ----
Net sales                                            $1,057,201,000    $1,072,175,000    $1,106,127,000
Costs and expenses
  Cost of sales                                        (758,205,000)     (759,914,000)     (768,783,000)
  Selling, general and administrative                  (217,053,000)     (220,257,000)     (220,690,000)
                                                     --------------    --------------    --------------
Operating income                                         81,943,000        92,004,000       116,654,000
Interest expense                                        (20,075,000)      (26,368,000)      (31,401,000)
Other income (expense), net                                (895,000)       (1,182,000)         (839,000)
Minority interest                                           129,000
                                                     --------------    --------------    --------------
Income before income taxes                               61,102,000        64,454,000        84,414,000
Income taxes--Note F                                    (14,923,000)      (17,864,000)      (26,759,000)
                                                     --------------    --------------    --------------
Income from continuing operations                        46,179,000        46,590,000        57,655,000
Income from discontinued operations, net of taxes                             983,000           726,000
Cumulative effect of change in accounting, net of
  taxes                                                  (7,984,000)                           (844,000)
                                                     --------------    --------------    --------------
Net income                                           $   38,195,000    $   47,573,000    $   57,537,000
                                                     ==============    ==============    ==============
Basic income per share
  Income from continuing operations                  $         1.01    $         1.03    $         1.27
  Income from discontinued operations, net of
     taxes                                                                        .02               .02
  Cumulative effect of change in accounting, net
     of taxes                                                  (.17)                               (.02)
                                                     --------------    --------------    --------------
  Net income*                                        $          .83    $         1.05    $         1.27
                                                     ==============    ==============    ==============
Diluted income per share
  Income from continuing operations                  $         1.01    $         1.03    $         1.27
  Income from discontinued operations, net of
     taxes                                                                        .02               .02
  Cumulative effect of change in accounting, net
     of taxes                                                  (.17)                               (.02)
                                                     --------------    --------------    --------------
  Net income*                                        $          .83    $         1.05    $         1.26
                                                     ==============    ==============    ==============

---------------
* amounts may not add to total due to rounding

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                            ------------------------------------------
                                                                2002           2001           2000
                                                                ----           ----           ----
Net income                                                  $ 38,195,000    $47,573,000    $57,537,000
Other comprehensive income (loss), net of related tax
  provision (benefit)
  Foreign currency translation adjustment, net of taxes
     of $4,449,000 in 2002, ($2,053,000) in 2001 and
     ($2,853,000) in 2000                                      7,576,000     (3,495,000)    (4,857,000)
  Net derivative (loss), cash flow hedges, net of tax
     benefit of ($1,232,000) in 2002                          (2,098,000)
  Minimum pension liability, net of tax benefit of
     ($8,094,000) in 2002                                    (13,783,000)
                                                            ------------    -----------    -----------
Comprehensive income                                        $ 29,890,000    $44,078,000    $52,680,000
                                                            ============    ===========    ===========

                See notes to consolidated financial statements.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           2002             2001             2000
                                                           ----             ----             ----
Operating activities
  Net income                                           $  38,195,000    $  47,573,000    $  57,537,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Cumulative effect of change in accounting             7,984,000                           844,000
     Depreciation                                         21,693,000       20,036,000       19,482,000
     Amortization                                          2,302,000       10,222,000        9,575,000
     Provision for doubtful accounts                       1,721,000        1,087,000          881,000
     Deferred income taxes                                 2,387,000         (458,000)        (220,000)
     Other, net                                            5,026,000          274,000         (102,000)
     Changes in operating assets and liabilities,
       net of effects from acquisitions of
       companies Accounts receivable                      (5,052,000)      11,047,000      (10,012,000)
       Inventories                                        (2,126,000)      10,085,000        7,522,000
       Prepaid expenses                                   (4,211,000)      (3,961,000)        (120,000)
       Accounts payable                                   12,056,000      (10,372,000)      (9,567,000)
       Customer deposits                                   9,549,000        7,536,000       (8,453,000)
       Accrued liabilities                                (4,610,000)      (1,972,000)      (2,249,000)
       Income taxes                                        3,436,000        4,016,000         (728,000)
                                                       -------------    -------------    -------------
          Net cash provided by operating activities       88,350,000       95,113,000       64,390,000
                                                       -------------    -------------    -------------
Investing activities
  Purchases of properties and equipment                  (20,144,000)     (18,424,000)     (22,288,000)
  Principal extensions under lease financing
     agreements                                         (155,293,000)    (174,457,000)    (143,850,000)
  Principal collections under lease financing
     agreements                                          169,025,000      148,375,000      122,412,000
  Payments for purchases of companies, net of cash
     acquired, excludes $43,418,000 of common stock
     issued in 2002                                      (48,059,000)     (19,657,000)     (24,401,000)
  Other, net                                              (2,858,000)       4,953,000        3,297,000
                                                       -------------    -------------    -------------
          Net cash used for investing activities         (57,329,000)     (59,210,000)     (64,830,000)
                                                       -------------    -------------    -------------
Financing activities
  Increase (reduction) in short-term borrowings,
     net                                                 (98,273,000)     (91,696,000)      61,482,000
  Increase (reduction) in long-term borrowings            97,211,000      105,130,000       (4,961,000)
  Purchases of treasury stock                             (4,356,000)     (13,155,000)     (17,279,000)
  Cash dividends paid to shareholders                    (35,983,000)     (35,150,000)     (34,534,000)
  Other, net                                               3,280,000        2,294,000          524,000
                                                       -------------    -------------    -------------
          Net cash (used for) provided by financing
            activities                                   (38,121,000)     (32,577,000)       5,232,000
                                                       -------------    -------------    -------------
Increase (decrease) in cash and cash equivalents          (7,100,000)       3,326,000        4,792,000
Cash and cash equivalents at beginning of year            16,882,000       13,556,000        8,764,000
                                                       -------------    -------------    -------------
Cash and cash equivalents at end of year               $   9,782,000    $  16,882,000    $  13,556,000
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

     ALLOWANCE FOR DOUBTFUL ACCOUNTS: The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments on the outstanding accounts receivable. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required.

     INVENTORIES: Inventories are stated at the lower of cost or market. At December 31, 2002 and 2001, approximately 45% and 48%, respectively, of the company's inventories are costed using the LIFO (last-in, first-out) method. The remaining portion of the company's inventories is costed using the FIFO (first-in, first-out) method.

     PROPERTIES AND DEPRECIATION: Properties and equipment are stated at cost. Depreciation, for financial reporting purposes, is computed principally on the straight-line method over the estimated useful lives of the assets. Property, plant and equipment and other long-term assets (including amortizable intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

     INTANGIBLE ASSETS: Intangible assets principally consist of costs in excess of fair values of net assets acquired in purchase transactions. These assets are assessed yearly for impairment at the beginning of the fourth quarter and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

     STOCK-BASED COMPENSATION PLANS: The company has two stock-based compensation plans, which are described more fully in Note I. The company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock at the date of grant.

     The weighted average fair value per share of options granted was $4.52 in 2002, $5.33 in 2001 and $4.86 in 2000. The fair value of options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 2.7% in 2002, 4.4% in 2001 and 5.0% in 2000; dividend yield of 4.1% in 2002, 3.5% in 2001 and 3.9% in
2000; market volatility of the company's common stock of .28 in 2002 and 2001 and .27 in 2000; and a weighted average expected life of the options of approximately 8 years for 2002, 2001 and 2000.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table illustrates the effect on net income and earnings per share for the three-year period ended December 31, 2002 if the company had applied fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", to all stock-based employee compensation. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period.

                                                   2002           2001           2000
                                                   ----           ----           ----
      Reported net income                       $38,195,000    $47,573,000    $57,537,000
      Deduct: Total stock-based employee
         compensation expense determined
         under the fair-value method for all
         awards, net of related tax effects       1,052,000      1,079,000        737,000
                                                -----------    -----------    -----------
      Pro forma net income                      $37,143,000    $46,494,000    $56,800,000
                                                ===========    ===========    ===========
      Basic net income per common share
         Reported net income                    $       .83    $      1.05    $      1.27
         Pro forma net income                   $       .81    $      1.03    $      1.25
      Diluted net income per common share
         Reported net income                    $       .83    $      1.05    $      1.26
         Pro forma net income                   $       .81    $      1.02    $      1.25

     The intent of the Black-Scholes option valuation model is to provide estimates of fair values of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the use of highly subjective assumptions including expected stock price volatility. The company has utilized the Black-Scholes method to produce the pro forma disclosures required under SFAS No. 123 and 148. In management's opinion, existing valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the company's employee stock options have significantly different characteristics from those of traded options and the assumptions used in applying option valuation methodologies, including the Black-Scholes model, are highly subjective.

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

     WARRANTY: Sales of some of the company's products carry express warranties based on the terms that are generally accepted in the company's marketplaces. The company records provisions for estimated warranty at the time of sale based on historical experience and periodically adjusts these provisions to reflect actual experience. Infrequently, a material warranty issue can arise which is beyond the scope of the company's historical experience. The company provides for these issues as they become probable and estimable.

     PRODUCT LIABILITY AND WORKER'S COMPENSATION LIABILITY: Due to the nature of the company's products, the company is subject to claims for product liability and worker's compensation in the normal course of business. The company is self-insured for a portion of these claims. The company establishes a liability using a third party actuary for any known outstanding matters, including a reserve for claims incurred but not yet reported.

     FINANCIAL INSTRUMENTS: The company enters into agreements (derivative financial instruments) to manage the risks associated with interest rates and foreign exchange rates. The company does not actively trade such instruments nor enter into such agreements for speculative purposes. The company principally utilizes two types of derivative financial instruments: 1) interest rate swaps to manage its interest rate risk, and 2) foreign currency forward exchange contracts to manage risks associated with sales and expenses (forecasted or committed) denominated in foreign currencies.

     On the date a derivative contract is entered into, the company designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

     REVENUE RECOGNITION: Effective January 1, 2000, the company changed its method of accounting for recognizing revenues as required by Staff Accounting Bulletin No. 101 issued by the Securities and Exchange Commission. Effective with the change, the company recognizes revenues when all of the following are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. In most instances, this occurs at the time that title passes to the customer based on the respective sales agreement. Infrequently, a sale qualifies for percentage of completion accounting. Sales accounted for under this method were immaterial for the three-year period ended December 31, 2002. Management believes that all relevant criteria and conditions are considered when recognizing sales.

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

     RECLASSIFICATION: Certain amounts in the 2001 balance sheet have been reclassified to conform to the 2002 presentation.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE B--INVENTORIES

     Inventories at December 31 are summarized as follows:

                                                                2002            2001
                                                                ----            ----
      Finished goods                                        $ 50,952,000    $ 50,148,000
      Work in process                                         63,971,000      39,258,000
      Raw materials                                           68,879,000      63,435,000
                                                            ------------    ------------
      Total inventories                                     $183,802,000    $152,841,000
                                                            ============    ============

     If the company had used the first-in, first-out cost method exclusively, which approximates replacement cost, inventories would have aggregated $192,342,000 and $161,913,000 at December 31, 2002 and 2001, respectively.

NOTE C--PROPERTIES AND EQUIPMENT

     A comparative summary of properties and equipment at December 31 is as follows:

                                                              2002             2001
                                                              ----             ----
      Land                                                $   6,251,000    $   5,606,000
      Buildings and improvements                             69,359,000       53,854,000
      Machinery and equipment                               233,677,000      198,047,000
      Accumulated depreciation                             (165,355,000)    (143,765,000)
                                                          -------------    -------------
      Total properties and equipment                      $ 143,932,000    $ 113,742,000
                                                          =============    =============

NOTE D--LEASE FINANCING AND OTHER RECEIVABLES

     As an added service to its customers, the company is engaged in financial services activities. These activities primarily consist of providing long-term financing for certain U.S. customers purchasing vehicle-based products from the company's Environmental Products and Fire Rescue groups. A substantial portion of these receivables is due from municipalities and volunteer fire departments. Financing is provided through sales-type lease contracts with terms that range from one to ten years.

     At the inception of the lease, the company records the product sales price and related costs and expenses of the sale. Financing revenues are included in income over the life of the lease. The amounts recorded as lease financing receivables represent amounts equivalent to normal selling prices less subsequent customer payments.

     Lease financing and other receivables will become due as follows:
$74,259,000 in 2003, $37,577,000 in 2004, $33,767,000 in 2005, $22,492,000 in
2006, $15,820,000 in 2007 and $43,875,000 thereafter. At December 31, 2002 and
2001, unearned finance revenue on these leases aggregated $35,561,000 and $36,134,000, respectively.

NOTE E--DEBT

     Short-term borrowings at December 31 consisted of the following:

                                                                2002            2001
                                                                ----            ----
      Commercial paper                                      $115,435,000    $203,082,000
      Notes payable                                           37,363,000      30,798,000
      Current maturities of long-term debt                       656,000       8,886,000
                                                            ------------    ------------
      Total short-term borrowings                           $153,454,000    $242,766,000
                                                            ============    ============

     Of the above amounts, $137,022,000 and $213,917,000 are classified as financial services activities borrowings at December 31, 2002 and 2001, respectively.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Long-term borrowings at December 31 consisted of the following:

                                                                2002            2001
                                                                ----            ----
    6.79% unsecured note payable in annual installments
      of $10,000,000 in 2007-2011                           $ 50,000,000    $ 50,000,000
    6.37% unsecured note payable in annual installments
      of $10,000,000 in 2004-2008                             50,000,000      50,000,000
    6.60% unsecured note payable in annual installments
      of $7,143,000 in 2005-2011                              50,000,000      50,000,000
    4.93% unsecured note payable in annual installments
      of $8,000,000 in 2008-2012                              40,000,000
    5.24% unsecured note payable in 2012                      60,000,000
    5.49% unsecured note payable in 2006                      65,000,000      65,000,000
    7.99% unsecured note payable in 2004                      15,000,000      15,000,000
    7.59% unsecured note payable in 2002                                       8,000,000
    Floating rate (5.80% at December 31, 2002) secured
      note payable in monthly installments ending in
      2011                                                     4,540,000
    Floating rate secured note payable in monthly
      installments ending in 2004                                              2,207,000
    Fair value adjustment of notes                            10,146,000
    Other                                                        514,000       1,357,000
                                                            ------------    ------------
                                                             345,200,000     241,564,000
    Less current maturities                                      656,000       8,886,000
                                                            ------------    ------------
    Total long-term borrowings                              $344,544,000    $232,678,000
                                                            ============    ============

     Of the above amounts, $65,000,000 is classified as financial services activities borrowings at December 31, 2002.

     Aggregate maturities of long-term debt amount to approximately $656,000 in 2003, $25,591,000 in 2004, $17,667,000 in 2005, $82,638,000 in 2006, $27,593,000
in 2007 and $180,909,000 thereafter. The fair values of these borrowings were $316,300,000 and $242,500,000 at December 31, 2002 and 2001, respectively.

     The 6.79%, 6.37%, 6.60%, 4.93%, 5.24% and 5.49% notes contain covenants relating to a maximum debt-capital ratio and minimum net worth. The 7.99% note contains various restrictions relating to maintenance of minimum working capital, payments of cash dividends, purchases of the company's stock, and principal and interest of any subordinated debt. At December 31, 2002, all of the company's retained earnings were free of any restrictions and the company was in compliance with the financial covenants of its debt agreements.

     The company paid interest of $20,796,000 in 2002, $26,097,000 in 2001 and $31,780,000 in 2000. Weighted average interest rates on short-term borrowings were 1.75% and 2.65% at December 31, 2002 and 2001, respectively. See Note H regarding the company's utilization of derivative financial instruments relating to outstanding debt.

     At December 31, 2002, the company had unused credit lines of $300,000,000, of which $166,000,000 expires June 12, 2003 and $134,000,000 expires June 17,
2004. Commitment fees, paid in lieu of compensating balances, were insignificant.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE F--INCOME TAXES

     The provisions for income taxes consisted of the following:

                                                   2002           2001           2000
                                                   ----           ----           ----
    CURRENT:
      Federal                                   $ 5,562,000    $11,257,000    $19,119,000
      Foreign                                     6,006,000      5,411,000      5,036,000
      State and local                               968,000      1,654,000      2,824,000
                                                -----------    -----------    -----------
                                                 12,536,000     18,322,000     26,979,000
    DEFERRED:
      Federal                                     2,330,000       (826,000)       426,000
      Foreign                                      (686,000)       140,000       (424,000)
      State and local                               743,000        228,000       (222,000)
                                                -----------    -----------    -----------
                                                  2,387,000       (458,000)      (220,000)
                                                -----------    -----------    -----------
           Total income taxes                   $14,923,000    $17,864,000    $26,759,000
                                                ===========    ===========    ===========

     Differences between the statutory federal income tax rate and the effective income tax rate are summarized below:

                                                                    2002    2001    2000
                                                                    ----    ----    ----
      Statutory federal income tax rate                             35.0%   35.0%   35.0%
      State income taxes, net of federal tax benefit                 1.8     1.9     2.0
      Tax-exempt interest                                           (5.3)   (4.7)   (3.3)
      Exports benefit                                               (1.5)   (1.3)   (1.2)
      Reduction for prior years taxes                               (2.3)   (1.3)   (1.0)
      Other, net                                                    (3.3)   (1.9)    0.2
                                                                    ----    ----    ----
      Effective income tax rate                                     24.4%   27.7%   31.7%
                                                                    ====    ====    ====

     The company had net current deferred income tax benefits of $6,608,000 and $4,780,000 recorded in the balance sheet at December 31, 2002 and 2001, respectively. The company paid income taxes of $8,662,000 in 2002, $15,193,000 in 2001 and $24,481,000 in 2000.

     Net deferred tax liabilities (assets) comprised the following at December 31, 2002: Depreciation and amortization--$48,962,000; revenue recognized on custom manufacturing contracts--$2,558,000; accrued pension benefits--($4,639,000); accrued expenses deductible in future periods--($17,194,000); net operating loss carryforwards of subsidiaries--($5,400,000); valuation allowance for net operating loss carryforwards--$5,400,000; and other--($2,800,000).

     Net deferred tax liabilities (assets) comprised the following at December 31, 2001: Depreciation and amortization--$36,371,000; revenue recognized on custom manufacturing contracts--$2,535,000; accrued pension benefits--$4,507,000; accrued expenses deductible in future periods--($18,675,000); net operating loss carryforwards of subsidiaries--($4,271,000); valuation allowance for net operating loss carryforwards--$4,271,000; and other--($238,000).

     The majority of the net operating loss carryforwards of subsidiaries have no expiration dates.

     Income before taxes consisted of the following:

                                                   2002           2001           2000
                                                   ----           ----           ----
      United States                             $45,295,000    $48,335,000    $71,734,000
      Non-U.S                                    15,807,000     16,119,000     12,680,000
                                                -----------    -----------    -----------
                                                $61,102,000    $64,454,000    $84,414,000
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

U.S. BENEFIT PLANS

     The components of net periodic pension expense (credit) are summarized as follows:

                                                   2002           2001           2000
                                                   ----           ----           ----
    Company-sponsored plans
      Service cost                              $ 3,291,000    $ 2,597,000    $ 2,251,000
      Interest cost                               5,372,000      4,635,000      4,537,000
      Expected return on plan assets             (7,073,000)    (9,020,000)    (8,961,000)
      Amortization of transition amount            (230,000)      (230,000)      (230,000)
      Other                                         118,000        666,000       (228,000)
                                                -----------    -----------    -----------
                                                  1,478,000     (1,352,000)    (2,631,000)
      Multiemployer plans                           445,000        534,000        636,000
                                                -----------    -----------    -----------
      Net periodic pension expense (credit)     $ 1,923,000    $  (818,000)   $(1,995,000)
                                                ===========    ===========    ===========

     The following summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                                 2002           2001
                                                                 ----           ----
    Projected benefit obligation, January 1                  $ 66,228,000    $60,656,000
    Assumption of obligation in business acquisition           27,269,000
    Service cost                                                3,291,000      2,597,000
    Interest cost                                               5,372,000      4,635,000
    Actuarial (gain)loss                                        6,231,000      3,972,000
    Benefits paid                                              (2,399,000)    (5,632,000)
                                                             ------------    -----------
    Projected benefit obligation, December 31                $105,992,000    $66,228,000
                                                             ============    ===========
    Fair value of plan assets, January 1                     $ 60,187,000    $68,078,000
    Assumption of assets in business acquisition               18,390,000
    Adjustment to prior year actual return                                      (612,000)
    Actual return on plan assets                               (7,043,000)    (1,647,000)
    Company contribution                                        5,000,000
    Benefits paid                                              (2,399,000)    (5,632,000)
                                                             ------------    -----------
    Fair value of plan assets, December 31                   $ 74,135,000    $60,187,000
                                                             ============    ===========
    Funded status of plan, December 31                       $(31,857,000)   $(6,041,000)
    Unrecognized actuarial (gain)loss                          36,652,000     18,285,000
    Unrecognized prior service cost                             2,007,000        (88,000)
    Unrecognized net transition obligation                       (618,000)      (848,000)
                                                             ------------    -----------
    Net amount recognized as prepaid benefit cost in the
      balance sheet                                          $  6,184,000    $11,308,000
                                                             ============    ===========
    Amounts recognized in the balance sheet consist of:
      Prepaid benefit cost                                   $ 14,956,000    $11,308,000
      Accrued benefit liability                               (32,656,000)
      Intangible asset                                          2,007,000
      Accumulated other comprehensive income, pre-tax          21,877,000
                                                             ------------    -----------
      Net amount recognized                                  $  6,184,000    $11,308,000
                                                             ============    ===========

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Plan assets consist principally of a broadly diversified portfolio of equity securities and corporate and U.S. government obligations. Included in plan assets at December 31, 2002 and 2001 were 503,400 and 653,400 shares of the company's common stock valued at $9,776,000 and $14,551,000, respectively. Dividends paid on the company's common stock to the pension trusts aggregated $403,000 and $506,000, respectively, for the years ended December 31, 2002 and 2001.

     The following table summarizes the significant assumptions used in determining pension costs for the three-year period ended December 31, 2002 and the company's assumptions for 2003:

                                                         2003     2002    2001    2000
                                                         ----     ----    ----    ----
    Discount rate                                        6.75%    7.3%    7.7%    8.1%
    Rate of increase in compensation levels               3.5%    3.5%      4%      4%
    Expected long-term rate of return on plan assets      9.0%    9.5%     12%     12%

     The weighted average discount rates used in determining the actuarial present value of all pension obligations at December 31, 2002 and 2001 were 6.75% and 7.3%, respectively. The discount rate at the end of the year is one of the significant assumptions used in determining pension costs for the following year. The company expects that the change in the above assumptions will increase 2003 pension costs by approximately $3,600,000 compared to 2002.

     The company also sponsors a number of defined contribution pension plans covering a majority of its employees. Participation in the plans is at each employee's election. Company contributions to these plans are based on a percentage of employee contributions. The cost of these plans, including the plans of companies acquired during the three-year period ended December 31, 2002, was $5,396,000 in 2002, $5,252,000 in 2001 and $4,886,000 in 2000.

     The company also provides certain medical, dental and life benefits to certain eligible retired employees. These benefits are funded when the claims are incurred. Participants generally become eligible for these benefits at age 60 after completing at least fifteen years of service. The plan provides for the payment of specified percentages of medical and dental expenses reduced by any deductible and payments made by other primary group coverage and government programs. The company will continue to reduce the percentage of the cost of benefits that it will pay since the company's future costs are limited to 150% of the 1992 cost. Accumulated postretirement benefit liabilities of $5,562,000 and $3,988,000 at December 31, 2002 and 2001, respectively, were fully accrued. The net periodic postretirement benefit costs have not been significant during the three-year period ended December 31, 2002.

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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Net periodic pension expenses or credits during the three-year period ended December 31, 2002 were not significant. The following table summarizes the changes in the projected benefit obligation and plan assets, the funded status of the company-sponsored plans and the major assumptions used to determine these amounts.

                                                                 2002           2001
                                                                 ----           ----
      Projected benefit obligation, October 1                 $34,192,000    $33,649,000
      Service cost                                                500,000        468,000
      Interest cost                                             2,106,000      2,101,000
      Actuarial (gain)loss                                      3,461,000       (338,000)
      Employee contributions                                       91,000         90,000
      Benefits paid                                            (1,689,000)    (1,766,000)
      Increase (decrease) due to translation                    2,227,000        (12,000)
                                                              -----------    -----------
      Projected benefit obligation, September 30              $40,888,000    $34,192,000
                                                              ===========    ===========
      Fair value of plan assets, October 1                    $33,881,000    $38,193,000
      Actual return on plan assets                               (511,000)    (2,815,000)
      Company contribution                                        390,000        381,000
      Employee contribution                                        91,000         90,000
      Benefits paid                                            (1,689,000)    (1,766,000)
      Plan expenses                                              (155,000)      (124,000)
      Increase (decrease) due to translation                    2,073,000        (78,000)
                                                              -----------    -----------
      Fair value of plan assets, September 30                 $34,080,000    $33,881,000
                                                              ===========    ===========
      Funded status of plan, September 30                     $(6,808,000)   $  (311,000)
      Unrecognized actuarial loss                              12,949,000      6,438,000
                                                              -----------    -----------
      Net amount recognized as prepaid benefit cost in the
         balance sheet                                        $ 6,141,000    $ 6,127,000
                                                              ===========    ===========

     Plan assets consist principally of a broadly diversified portfolio of equity securities, U.K. government obligations and fixed interest securities. The following significant assumptions were used in determining pension costs for the three-year period ended December 31, 2002:

                                                               2002     2001     2000
                                                               ----     ----     ----
    Discount rate                                              6.25%     6.5%     6.5%
    Rate of increase in compensation levels                     2.5%       3%       3%
    Expected long-term rate of return on plan assets            8.0%     8.5%     8.5%

     The weighted average discount rate used in determining the actuarial present value of all pension obligations at September 30, 2002 and 2001 were 5.5% and 6.25%, respectively.

NOTE H--DERIVATIVE FINANCIAL INSTRUMENTS

     All derivative financial instruments are reported on the balance sheet at their respective fair values. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective a derivative is at offsetting price movements in the underlying exposure. All of the company's derivative positions existing at December 31, 2002 qualified for hedge accounting under SFAS No. 133. Derivatives documentation policies comply with the standard's requirements.

     To manage interest costs, the company utilizes interest rate swaps in combination with its funded debt. Interest rate swaps executed during 2002 and 2001 in conjunction with long-term private placements effectively converted fixed rate debt to variable rate debt. At December 31, 2002, the company had receive fixed, pay variable swap agreements with financial institutions having notional amounts aggregating $205,000,000 which terminate in varying amounts during 2006 to 2012. These agreements are accounted for as fair value hedges and are 100% effective; no amounts were excluded from the assessment of hedge effectiveness.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 2002, the company also had agreements with financial institutions to swap interest rates in which the company pays interest at a fixed rate and receives interest at the three-month LIBOR rate. These agreements had notional amounts aggregating $65,000,000 and terminate in varying amounts during 2004 to 2008; the agreement allows the counterparties to cancel the swaps at three-month intervals. If at any three-month extension date the counterparty decides not to extend the swap, it is terminated and no further obligations are due by either party. These interest rate swap agreements are accounted for as cash flow hedges and are 100% effective; no amounts were excluded from the assessment of hedge effectiveness.

     The fair values of interest rate and currency swaps are based on quotes from financial institutions. The following table summarizes the company's interest rate swaps at December 31, 2002 and 2001:

                                                           2002               2001
                                                      ---------------    ---------------
                                                                FAIR               FAIR
                                                      TOTAL     VALUE    TOTAL     VALUE
                                                      -----     -----    -----     -----
    Pay fixed, receive variable
      Notional amount                                 $ 65.0    $(2.4)   $ 25.0    $(1.4)
      Average pay rate                                  4.8%               5.1%
      Average receive rate                              1.4%               2.0%
    Receive fixed, pay variable
      Notional amount                                 $205.0    $ 3.6    $105.0    $(2.5)
      Average pay rate                                  3.0%               3.2%
      Average receive rate                              5.6%               6.1%

     The company defers the benefits of terminated interest rate swaps and amortizes the amount as an offset to interest expense over the life of the underlying debt. The unamortized balance at December 31, 2002 and 2001 was $6,732,000 and $2,496,000, respectively.

     Foreign exchange forward contracts were $47,126,000 at December 31, 2002 and insignificant at December 31, 2001. Most of these contracts at December 31, 2002 were used to purchase Canadian dollars and expire at various dates in 2003; the fair value of these contracts was ($316,000) at December 31, 2002.

NOTE I--STOCK-BASED COMPENSATION

     The company's stock benefit plans, approved by the company's shareholders, authorize the grant of benefit shares or units to key employees and directors. The plan approved in 1988 authorized, until May 1998, the grant of up to 2,737,500 benefit shares or units (as adjusted for subsequent stock splits and dividends). The plan approved in 1996 and amended in 1999 authorizes the grant of up to 2,500,000 benefit shares or units until April 2006. These share or unit amounts exclude amounts that were issued under predecessor plans. Benefit shares or units include incentive and non-incentive stock options, stock awards and other stock units. The plan approved in December 2001 authorized the grant of up to 1,000,000 benefit shares until December 2011. No grants were made under this plan and the plan was canceled in July 2002.

     Stock options are primarily granted at the fair market value of the shares on the date of grant and become exercisable one year after grant at a rate of one-half annually and are exercisable in full on the second anniversary date. All options and rights must be exercised within ten years from date of grant. At the company's discretion, vested stock option holders are permitted to elect an alternative settlement method in lieu of purchasing common stock at the option price. The alternative settlement method permits the employee to receive, without payment to the company, cash, shares of common stock or a combination thereof equal to the excess of market value of common stock over the option purchase price. The company expects to settle all such options in common stock.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Stock option activity for the three-year period ended December 31, 2002 follows (number of shares in 000's, prices in dollars per share):

                                            OPTION SHARES         WEIGHTED AVERAGE PRICE ($)
                                       -----------------------    --------------------------
                                       2002     2001     2000      2002      2001      2000
                                       ----     ----     ----      ----      ----      ----
      Outstanding at beginning of
         year                          2,323    2,178    2,312    20.86     19.84     19.29
      Granted                            279      519       63    22.84     21.24     18.65
      Canceled or expired               (149)     (88)     (36)   21.87     19.93     21.74
      Exercised                         (233)    (286)    (161)   18.09     14.09     11.05
                                       -----    -----    -----
      Outstanding at end of year       2,220    2,323    2,178    21.33     20.86     19.84
                                       =====    =====    =====
      Exercisable at end of year       1,452    1,602    1,588    21.28     21.10     19.95
                                       =====    =====    =====

     For options outstanding at December 31, 2002, the number (in thousands), weighted average exercise prices in dollars per share, and weighted average remaining terms were as follows:

                                              PERIOD IN WHICH OPTIONS WERE GRANTED
                                     ------------------------------------------------------
                                     02-01    00-99    98-97    96-95    94-93    AGGREGATE
                                     -----    -----    -----    -----    -----    ---------
      Number outstanding               729      422      464      362      243      2,220
      Exercise price range ($):
         High                        25.67    26.13    25.38    24.75    20.62      26.13
         Low                         16.05    14.94    20.06    20.12    16.00      14.94
      Weighted average:
         Exercise price ($)          21.83    18.54    21.76    23.96    19.89      21.33
         Remaining term (years)          9        7        5        3        1          6

     Stock award shares are granted to employees at no cost. Awards primarily vest at the rate of 25% annually commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period. The following table summarizes stock award grants for the three-year period ended December 31, 2002:

                                                      2002          2001          2000
                                                      ----          ----          ----
      Number of shares granted                        109,700        92,500        69,500
      Fair value of shares granted                 $2,494,000    $1,677,000    $1,108,000
      Weighted average fair value per share        $    22.73    $    18.13    $    15.94
      Compensation expense recorded                $1,537,000    $1,345,000    $1,499,000

     Under the 1988 plan, no benefit shares or units were available for future grant during the three-year period ending December 31, 2002. Under the 1996 plan, the following benefit shares or units were available for future grant:
144,000 at December 31, 2002, 410,000 at December 31, 2001 and 937,000 at
December 31, 2000.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE J--SHAREHOLDERS' EQUITY

     The company has 90,000,000 authorized shares of common stock, $1 par value and 800,000 authorized and unissued shares of preference stock, $1 par value.

     The changes in shareholders' equity for each of the three years in the period ended December 31, 2002 were as follows:

                                                                                                                     ACCUMULATED
                                              COMMON      CAPITAL IN                                   DEFERRED         OTHER
                                             STOCK PAR     EXCESS OF      RETAINED       TREASURY        STOCK      COMPREHENSIVE
                                               VALUE       PAR VALUE      EARNINGS        STOCK         AWARDS         INCOME
                                             ---------    ----------      --------       --------      --------     -------------
Balance at December 31, 1999--46,889,000
  shares issued                             $46,889,000   $66,762,000   $276,951,000   $(17,023,000)  $(2,238,000)  $(17,308,000)
Net income                                                                57,537,000
Cash dividends declared                                                  (34,503,000)
Exercise of stock options:
  Cash proceeds                                  82,000       961,000
  Exchange of shares                             79,000       697,000                      (776,000)
Stock awards granted                             69,000     1,039,000                                  (1,108,000)
Tax benefits related to stock compensation
  plans                                                       302,000
Retirement of treasury stock                    (52,000)   (1,068,000)                    1,120,000
Purchases of 988,000 shares of treasury
  stock                                                                                 (17,279,000)
Amortization of deferred stock awards                                                                   1,499,000
Foreign currency translation adjustment,
  net                                                                                                                 (4,857,000)
Other                                                                                      (344,000)
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 2000--47,067,000
  shares issued                              47,067,000    68,693,000    299,985,000    (34,302,000)   (1,847,000)   (22,165,000)
Net income                                                                47,573,000
Cash dividends declared                                                  (35,352,000)
Exercise of stock options:
  Cash proceeds                                 211,000     2,835,000
  Exchange of shares                             75,000       909,000                      (984,000)
Stock awards granted                             93,000     1,834,000                                  (1,927,000)
Tax benefits related to stock compensation
  plans                                                       402,000
Retirement of treasury stock                    (56,000)   (1,258,000)                    1,314,000
Purchases of 579,000 shares of treasury
  stock                                                                                 (13,155,000)
Issued 93,000 shares from treasury for
  purchases of companies                                                                  1,900,000
Amortization of deferred stock awards                                                                   1,345,000
Foreign currency translation adjustment,
  net                                                                                                                 (3,495,000)
Other                                           (12,000)     (238,000)                     (259,000)      250,000
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 2001--47,378,000
  shares issued                              47,378,000    73,177,000    312,206,000    (45,486,000)   (2,179,000)   (25,660,000)
Net income                                                                38,195,000
Cash dividends declared                                                  (36,717,000)
Exercise of stock options:
  Cash proceeds                                 150,000     2,788,000
  Exchange of shares                             81,000     1,193,000                    (1,274,000)
Stock awards granted                            110,000     2,426,000                                  (2,536,000)
Tax benefits related to stock compensation
  plans                                                       178,000
Retirement of treasury stock                    (73,000)   (1,396,000)                    1,469,000
Purchases of 203,000 shares of treasury
  stock                                                                                  (4,356,000)
Issued 750,000 shares and 1,639,000 shares
  from treasury for purchases of companies      750,000    12,788,000                    29,880,000
Issued 79,000 shares from treasury for
  retirement plan match                                                                   1,873,000
Amortization of deferred stock awards                                                                   1,537,000
Foreign currency translation adjustment,
  net                                                                                                                  7,576,000
Net derivative (loss), cash flow hedges                                                                               (2,098,000)
Record minimum pension liability, net of
  tax                                                                                                                (13,783,000)
Other                                            (2,000)      (40,000)                     (132,000)       42,000
                                            -----------   -----------   ------------   ------------   -----------   ------------
Balance at December 31, 2002--48,394,000
  shares issued                             $48,394,000   $91,114,000   $313,684,000   $(18,026,000)  $(3,136,000)  $(33,965,000)
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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

NOTE K--ACQUISITIONS

     During the three-year period ended December 31, 2002, the company made the following acquisitions, principally all for cash, except as otherwise noted.

     In September 2002, the company acquired Leach Company of Oshkosh, WI, a leading manufacturer of rear load refuse collection bodies. Leach, whose market strength is primarily in government and municipal markets, utilizes a dealer channel similar to other Environmental Products Group operations. In October 2002, the company also acquired Wittke, Inc., a manufacturer of dynamic truck-mounted refuse collection equipment located in Medicine Hat, Alberta and Kelowna, British Columbia. Wittke brand products include front load, side load and automated side load refuse truck bodies. Wittke sold direct to customers at the time of the acquisition, and is particularly strong in the private contractors and large waste hauling company market segments. The company acquired Leach and Wittke using a combination of cash and stock for a total of $101.6 million. As a result of these 2002 acquisitions, the company recorded approximately $16.3 million of working capital, $20.2 million of fixed and other assets and $65.1 million of costs in excess of fair value. The company also assumed $10.1 million in debt. The assigned values of these acquisitions are based upon preliminary estimates. An insignificant portion of the related goodwill is expected to be deductible for tax purposes.

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

     All of the acquisitions in the three-year period ended December 31, 2002 have been accounted for as purchases. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income from the effective dates of the acquisitions. Assuming the 2002 and 2001

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

acquisitions occurred January 1, 2001, the company estimates the following pro forma amounts for the years ended December 31, 2002 and 2001:

                                                               2002             2001
                                                               ----             ----
Net sales                                                 $1,175,388,000   $1,197,791,000
Income from continuing operations                             32,136,000       44,907,000
Net income                                                    24,152,000       45,890,000
Basic income per share
  Income from continuing operations                       $          .70   $          .99
  Net income                                                         .53             1.01
Diluted income per share
  Income from continuing operations                       $          .70   $          .98
  Net income                                                         .52             1.01

     The company made no significant changes to the values originally assigned to assets and liabilities recorded as a result of acquisitions made prior to 2002.

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

     The company has been sued by firefighters in Chicago seeking damages and claiming that exposure to the company's sirens has impaired their hearing and that the sirens are therefore defective. There were sixteen cases filed during the period 1999-2002, involving a total of 1,004 plaintiffs pending in the Circuit Court of Cook County, Illinois. The plaintiffs' attorneys have threatened to bring more suits if the company does not settle these cases. The company believes that these product liability suits have no merit and that sirens are necessary in emergency situations and save lives. The company successfully defended approximately 41 similar cases in Philadelphia in 1999 after a series of unanimous jury verdicts in favor of the company.

NOTE M--SEGMENT AND RELATED INFORMATION

     The company has four continuing operating segments as defined under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Business units are organized under each segment because they share certain characteristics, such as technology, marketing and product application, which create long-term synergies. The principal activities of the company's operating segments are as follows:

     ENVIRONMENTAL PRODUCTS--Environmental Products manufactures a variety of self-propelled street cleaning vehicles, vacuum loader vehicles, municipal catch basin/sewer cleaning vacuum trucks, refuse truck bodies and water blasting equipment. Environmental Products sells primarily to municipal customers, contractors and government customers.

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

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

     See Note K for a discussion of the company's acquisition activity during the three-year period ended December 31, 2002.

     Non-U.S. sales, which include sales exported from the U.S. and sales made by non-U.S. operations, aggregated $293,248,000 in 2002, $267,531,000 in 2001 and $274,168,000 in 2000. Sales exported from the U.S. aggregated $77,517,000 in 2002, $87,064,000 in 2001 and $102,402,000 in 2000.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A summary of the company's continuing operations by segment for the three-year period ended December 31, 2002 is as follows:

                                                      2002              2001              2000
                                                      ----              ----              ----
    Net sales
      Environmental Products                     $  296,372,000    $  280,708,000    $  255,269,000
      Fire Rescue                                   334,213,000       373,428,000       389,311,000
      Safety Products                               270,273,000       256,261,000       267,062,000
      Tool                                          156,343,000       161,778,000       194,485,000
                                                 --------------    --------------    --------------
      Total net sales                            $1,057,201,000    $1,072,175,000    $1,106,127,000
                                                 ==============    ==============    ==============
    Operating income
      Environmental Products                     $   22,961,000    $   20,159,000    $   23,101,000
      Fire Rescue                                    11,239,000        27,194,000        24,940,000
      Safety Products                                41,432,000        37,917,000        43,721,000
      Tool                                           18,716,000        19,290,000        35,298,000
      Corporate expense                             (12,405,000)      (12,556,000)      (10,406,000)
                                                 --------------    --------------    --------------
      Total operating income                         81,943,000        92,004,000       116,654,000
    Interest expense                                (20,075,000)      (26,368,000)      (31,401,000)
    Other income (expense)                             (895,000)       (1,182,000)         (839,000)
    Minority interest                                   129,000
                                                 --------------    --------------    --------------
    Income before income taxes                   $   61,102,000    $   64,454,000    $   84,414,000
                                                 ==============    ==============    ==============
    Depreciation and amortization
      Environmental Products                     $    4,452,000    $    5,510,000    $    5,030,000
      Fire Rescue                                     4,511,000         5,199,000         5,304,000
      Safety Products                                 6,378,000         9,316,000         8,978,000
      Tool                                            7,530,000         9,418,000         8,907,000
      Corporate                                       1,124,000           815,000           838,000
                                                 --------------    --------------    --------------
      Total depreciation and amortization        $   23,995,000    $   30,258,000    $   29,057,000
                                                 ==============    ==============    ==============
    Identifiable assets
      Manufacturing activities
         Environmental Products                  $  286,865,000    $  153,406,000    $  149,622,000
         Fire Rescue                                225,305,000       203,749,000       201,960,000
         Safety Products                            210,489,000       209,036,000       220,867,000
         Tool                                       170,343,000       176,580,000       175,884,000
         Corporate                                   38,228,000        30,634,000        24,343,000
                                                 --------------    --------------    --------------
         Total manufacturing activities             931,230,000       773,405,000       772,676,000
                                                 --------------    --------------    --------------
      Financial services activities
         Environmental Products                      65,542,000        72,581,000        69,055,000
         Fire Rescue                                161,246,000       166,539,000       145,175,000
                                                 --------------    --------------    --------------
         Total financial services activities        226,788,000       239,120,000       214,230,000
                                                 --------------    --------------    --------------
      Total identifiable assets                  $1,158,018,000    $1,012,525,000    $  986,906,000
                                                 ==============    ==============    ==============
    Additions to long-lived assets
      Environmental Products                     $  100,899,000    $   13,754,000    $    5,574,000
      Fire Rescue                                     5,178,000         6,466,000         4,958,000
      Safety Products                                 5,817,000         4,105,000         5,333,000
      Tool                                           11,421,000        19,373,000        19,857,000
      Corporate                                       2,442,000            30,000            23,000
                                                 --------------    --------------    --------------
      Total additions to long-lived assets       $  125,757,000    $   43,728,000    $   35,745,000
                                                 ==============    ==============    ==============
    Financial revenues (included in net
      sales)
      Environmental Products                     $    6,511,000    $    6,049,000    $    6,113,000
      Fire Rescue                                     9,632,000         9,490,000         8,082,000
                                                 --------------    --------------    --------------
      Total financial revenues                   $   16,143,000    $   15,539,000    $   14,195,000
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

     A summary of the company's continuing operations by geographic area for the three-year period ended December 31, 2002 is as follows:

                                                 2002            2001            2000
                                                 ----            ----            ----
    UNITED STATES
      Net sales                              $841,470,000    $891,708,000    $934,361,000
      Operating income                         66,130,000      76,630,000     103,704,000
      Long-lived assets                       408,822,000     376,890,000     344,367,000
    ALL NON-U.S. (principally Europe)
      Net sales                              $215,731,000    $180,467,000    $171,766,000
      Operating income                         15,813,000      15,374,000      12,950,000
      Long-lived assets                       127,591,000      42,883,000      69,027,000

     The company had no significant amounts of sales to or long-lived assets in an individual country outside of the United States.

     During 2000, the company decided to divest the operations of the Sign Group and began to search for a qualified buyer of that business. The Sign Group manufactures for sale or lease illuminated, non-illuminated and electronic advertising sign displays primarily for commercial and industrial markets. It also enters into contracts to provide maintenance service for the signs it manufactures as well as for signs manufactured by others. The results of the Sign operations are reported as discontinued operations in the financial statements. Sign revenues for the years ended December 31, 2002, 2001 and 2000 were $43,245,000, $58,817,000 and $59,846,000, respectively. The company is currently reviewing offers by potential acquirers of the Sign Group. The company does not expect to record a loss on this sale.

     The company incurred $3,627,000 in restructuring charges during 2001 principally resulting from reductions in work force through early retirement and job eliminations. Of this amount, the Environmental Products Group incurred costs of $798,000, the Fire Rescue Group incurred costs of $854,000, the Safety Products Group incurred costs of $461,000 and the Tool Group incurred costs of $1,514,000. In 2000, the company also incurred $3,744,000 in restructuring charges relating to the consolidation of facilities and operations. Of this amount, the Environmental Products Group incurred costs of $2,773,000 and the Tool Group incurred $971,000. There was no remaining liability at December 31, 2002.

NOTE N--NET INCOME PER SHARE

     The following table summarizes the information used in computing basic and diluted income per share for the three-year period ending December 31, 2002:

                                                   2002           2001           2000
                                                   ----           ----           ----
    Numerator for both basic and diluted
      income per share computations--net
      income                                    $38,195,000    $47,573,000    $57,537,000
                                                ===========    ===========    ===========
    Denominator for basic income per
      share--weighted average shares
      outstanding                                45,824,000     45,314,000     45,388,000
    Effect of employee stock options
      (dilutive potential common shares)            115,000        129,000        133,000
                                                -----------    -----------    -----------
    Denominator for diluted income per
      share--adjusted shares                     45,939,000     45,443,000     45,521,000
                                                ===========    ===========    ===========

NOTE O--COMMITMENTS AND GUARANTEES

     The company leases certain facilities and equipment under operating leases, some of which contain options to renew. Total rental expense on all operating leases was $8,483,000 in 2002, $7,985,000 in 2001 and $8,297,000 in 2000.
Sublease income and contingent rentals relating to operating leases were insignificant. At December 31, 2002, minimum future rental commitments under operating leases having noncancelable lease terms in excess of

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

one year aggregated $29,574,000 payable as follows: $8,047,000 in 2003, $5,762,000 in 2004, $3,922,000 in 2005, $3,128,000 in 2006, $2,731,000 in 2007
and $5,984,000 thereafter.

     At December 31, 2002 and 2001, the company had outstanding standby letters of credit aggregating $21,472,000 and $19,858,000, respectively, principally to act as security for retention levels related to casualty insurance policies and to guarantee the performance of subsidiaries that engage in export transactions to foreign governments and municipalities.

     The company issues product performance warranties to customers with the sale of its products. The specific terms and conditions of these warranties vary depending upon the product sold and country in which the company does business with warranty periods generally ranging from 6 months to 5 years. The company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time the sale of the related product is recognized. Factors that affect the company's warranty liability include the number of units under warranty from time to time, historical and anticipated rates of warranty claims and costs per claim. The company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in the company's warranty liabilities for the years ended December 31, 2002 and 2001 were as follows:

                                                                2002            2001
                                                                ----            ----
    Balance at January 1                                    $  6,786,000    $  4,689,000
    Provisions to expense                                     11,098,000      13,339,000
    Actual costs incurred                                    (12,608,000)    (11,242,000)
    Liabilities assumed in business acquisitions               8,438,000
                                                            ------------    ------------
    Balance at December 31                                  $ 13,714,000    $  6,786,000
                                                            ============    ============

NOTE P--CHANGE IN ACCOUNTING-REVENUE RECOGNITION

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

     For the year ended December 31, 2000, the company recognized sales of $10,052,000 and the related operating income of $1,362,000 resulting from the change in accounting method; these amounts were previously recognized in sales and income in 1999 under the company's previous accounting method. These sales and the related income also account for the cumulative effect of the change in accounting method on prior years, which resulted in a charge to net income of $844,000 (net of taxes of $518,000), or $.02 per diluted share. This charge reflects the adoption of SAB No. 101 and is included in the year ended December 31, 2000. Pro-forma net income amounts for the three-year period ending December 31, 2002, assuming the change in method was retroactively applied to the beginning of that period, are as follows:

                                                   2002           2001           2000
                                                   ----           ----           ----
    Net income                                  $38,195,000    $47,573,000    $58,381,000
    Diluted net income per share                $       .83    $      1.05    $      1.28

NOTE Q--GOODWILL

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with these statements. Other intangible assets continue to be amortized over their useful lives.

     The company adopted SFAS No. 142 effective January 1, 2002 and accordingly discontinued the amortization of goodwill. A reconciliation of previously reported net income and earnings per share to the

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, for the three-year period ended December 31, 2002 follows:

                                                   2002           2001           2000
                                                   ----           ----           ----
    Reported net income                         $38,195,000    $47,573,000    $57,537,000
    Add back: goodwill amortization, net of
      tax                                                        5,503,000      5,174,000
                                                -----------    -----------    -----------
    Adjusted net income                         $38,195,000    $53,076,000    $62,711,000
                                                ===========    ===========    ===========
    Basic net income per common share
      Reported net income                       $       .83    $      1.05    $      1.27
      Goodwill amortization, net of tax                                .12            .11
                                                -----------    -----------    -----------
      Adjusted net income                       $       .83    $      1.17    $      1.38
                                                ===========    ===========    ===========
    Diluted net income per common share
      Reported net income                       $       .83    $      1.05    $      1.26
      Goodwill amortization, net of tax                                .12            .11
                                                -----------    -----------    -----------
      Adjusted net income                       $       .83    $      1.17    $      1.37
                                                ===========    ===========    ===========

     As part of the adoption of SFAS No. 142, the company also completed a transitional goodwill impairment test and determined that $7,984,000 of goodwill related to a niche Tool Group business was impaired. This amount was recognized in the first quarter of 2002 as a charge to net income resulting from a cumulative effect of a change in accounting. The company determined the fair value of the reporting unit by calculating the present value of expected future cash flows. Changes in the carrying amount of goodwill for the year ended December 31, 2002, by operating segment, were as follows:

                                 ENVIRONMENTAL
                                   PRODUCTS      FIRE RESCUE   SAFETY PRODUCTS      TOOL          TOTAL
                                 -------------   -----------   ---------------      ----          -----
Goodwill balance, December 31,
  2001                           $ 61,722,000    $33,356,000     $98,900,000     $86,910,000   $280,888,000
Impairment                                                                        (7,984,000)    (7,984,000)
Goodwill acquired                  65,051,000                                                    65,051,000
Translation and other               2,084,000      3,574,000       1,085,000       3,737,000     10,480,000
                                 ------------    -----------     -----------     -----------   ------------
Goodwill balance, December 31,
  2002                           $128,857,000    $36,930,000     $99,985,000     $82,663,000   $348,435,000
                                 ============    ===========     ===========     ===========   ============

     Other intangible assets (amortized and not amortized) were insignificant for the year ended December 31, 2002.

     Under SFAS 142, the company is required to test its goodwill annually for impairment, which is performed at the beginning of the fourth quarter. The company performed this testing as required in the fourth quarter of 2002 and determined that there was no impairment.

NOTE R--NEW ACCOUNTING PRONOUNCEMENTS

     In September 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The company has no current exit or disposal activities planned that would be affected by this statement.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--An Amendment of FASB Statement No. 123". This statement provides for

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

transitions if a company elects to adopt SFAS No. 123 and also provides for some additional disclosures in the financial statements for the year ended December 31, 2002. The company has adopted this statement. The company accounts for its stock compensation under APB 25, and accordingly has added the additional disclosures.

NOTE S--SELECTED QUARTERLY DATA (UNAUDITED)
(in thousands of dollars except per share amounts)

                                                           FOR THE THREE-MONTH PERIOD ENDED
                                ---------------------------------------------------------------------------------------
                                                   2002                                         2001
                                ------------------------------------------   ------------------------------------------
                                 MARCH       JUNE     SEPTEMBER   DECEMBER    MARCH       JUNE     SEPTEMBER   DECEMBER
                                   31         30         30          31         31         30         30          31
                                 -----       ----     ---------   --------    -----       ----     ---------   --------
Net sales                       $245,644   $257,864   $261,615    $292,078   $258,007   $286,817   $253,403    $273,948
Gross margin                      69,890     74,747     74,062      80,297     79,940     85,681     72,129      74,511
Income from continuing
  operations                       9,794     10,712     12,493      13,180     11,626     16,712      8,853       9,399
Income from discontinued
  operations                                                                                 307        298         378
Cumulative effect of change in
  accounting                      (7,984)
Net income                         1,810     10,712     12,493      13,180     11,626     17,019      9,151       9,777
Per share data--diluted:
  Income from continuing
    operations                       .22        .24        .28         .28        .26        .37        .20         .21
  Income from discontinued
    operations                                                                               .01        .01         .01
  Cumulative effect of change
    in accounting                   (.18)
  Net income*                        .04        .24        .28         .28        .26        .37        .20         .22
Dividends paid per share             .20        .20        .20         .20       .195       .195       .195        .195
Market price range per share
  High                             27.07      25.98      24.50       19.93      24.15      24.63      24.01       22.94
  Low                              19.90      21.55      18.10       16.00      18.40      18.80      17.00       17.20

* amounts may not add due to rounding

     The company incurred pre-tax restructuring charges (see Note M) of $3,627,000 for the three-month period and year ending December 31, 2001.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Federal Signal Corporation

     We have audited the accompanying consolidated balance sheets of Federal Signal Corporation and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Signal Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

     As discussed in Notes A, P and Q to the financial statements, the company changed its method of accounting for goodwill and other intangibles and revenue recognition in 2002 and 2000, respectively.

                                                   [ERNST & YOUNG LLP SIGNATURE]

Chicago, Illinois
January 28, 2003

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                                FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

     Federal Signal Corporation's diluted income per share from continuing operations for 2002 totaled $1.01 on sales of $1.06 billion. This compares to earnings per share of $1.03 in 2001 on sales of $1.07 billion. The 1% sales decline reflected essentially flat selling prices in 2002 on continued weak industrial market conditions; the refuse body acquisitions in the fourth quarter of 2002 increased sales approximately 2%. Sales to customers in the United States declined 5% in 2002 and sales to non-U.S. customers increased 10% (3% in functional currency). Orders increased 4% in 2002 to $1.1 billion, due to the addition of the refuse truck body orders in the fourth quarter, and strength in safety products markets, particularly the $19 million initial installment on the Dallas/ Fort Worth International Airport parking revenue control system award received in the third quarter. Net income in 2002 included an $8.0 million after-tax charge relating to the cumulative effect of a change in accounting for goodwill required by Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Net income in 2001 included $5.5 million of after-tax expense relating to goodwill amortization; goodwill was not amortized in 2002 in accordance with SFAS No. 142.

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

                                                2002     2001     2000     1999     1998
                                                ----     ----     ----     ----     ----
    Net sales                                   100.0%   100.0%   100.0%   100.0%   100.0%
    Cost of sales                                71.7     70.9     69.5     69.2     69.0
                                                -----    -----    -----    -----    -----
    Gross profit margin                          28.3     29.1     30.5     30.8     31.0
    SG&A expenses                                20.5     20.5     20.0     20.4     20.6
                                                -----    -----    -----    -----    -----
    Operating margin                              7.8%     8.6%    10.5%    10.4%    10.4%
                                                =====    =====    =====    =====    =====

     Gross profit margins of 28.3% in 2002 are somewhat lower than the average of the 1998-2001 period (30.3%) largely reflecting three significant factors: a very slow industrial economy reduced sales of the company's high-margin industrial products and resulted in a temporary shift to lower gross margin products; reduced throughput and higher production costs adversely affected Fire Rescue Group profitability; and competitive price pressures reduced the potential for price increases on the company's products. SG&A expenses as a percent of sales were 20.5% in 2002, essentially flat with the average of the preceding four-year period. Operating margin

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

was 7.8% in 2002 compared to 2001's 8.6%. This compares to the average of 10.0% for the 1998-2001 period. Operating margins in 2002 declined largely as a result of the same reasons gross margins declined.

     Certain of the company's businesses are susceptible to the influences of seasonal buying or delivery patterns. The company's businesses which tend to have lower sales in the first calendar quarter compared to other quarters as a result of these influences are street sweeping, fire rescue products, outdoor warning, municipal emergency signal products, parking systems and signage.

GROUP OPERATIONS

  ENVIRONMENTAL PRODUCTS

     In 2002, orders were 7% above the prior year, due mainly to the refuse truck body acquisitions. Global sweeper orders declined 2%, as increased international business was more than offset by a 15% reduction in U.S. orders. U.S. municipal orders trended down during the course of the year in light of deteriorating state and local governmental budgets. Revenues rose 6%, mainly due to the refuse truck body acquisitions. Operating income increased 3%, with improved operating results for sweepers, more than offsetting lower margins on other product lines resulting from product mix and lower volumes.

     In 2001, Environmental Products Group sales rose 10% and new orders rose 2%. Earnings before restructuring charges decreased 19%. Sales growth was strong in U.S. municipal sweepers, augmented by the acquisition of the assets of Athey Products Corporation in March. Industrial vacuum truck and industrial water blaster sales were down moderately for the full year, but slowed dramatically in the last half of the year. Operating earnings declined substantially as continuing vacuum truck plant consolidation costs and new-product-related costs, plus a lower margin sales mix, reduced operating margin. The group incurred restructuring charges of $.8 million in 2001.

  FIRE RESCUE

     In 2002, orders for Fire Rescue increased 1%, as strong orders at European businesses more than offset a modest decline elsewhere. Sales declined 11%, largely as a result of operating difficulties at U.S. production facilities. During 2002, these plants experienced reduced throughput and higher production costs resulting from a trend toward more complex units as well as development costs associated with prototype units. Operating income fell 60% as a result of the higher production costs and lower sales.

     In 2001, Fire Rescue Group earnings before restructuring charges were up 12% on a 4% decline in sales. New orders declined 2%. New orders and sales declined on essentially flat worldwide markets as orders were delayed in the U.S. by a Federal government subsidy program for fire apparatus and by the September 11 events which changed fire department priorities in the fourth quarter. Earnings increased significantly as group manufacturing operations continued to improve, raising overall operating margin. The group incurred $.9 million in restructuring charges in 2001.

  SAFETY PRODUCTS

     In 2002, orders for Safety Products rose 6%, due to large airport parking and control systems awards and success in increasing market share for European police products. Revenue rose 5%, due to increased deliveries of outdoor warning systems and European police products. Operating income improved 3% due to higher revenues, partly offset by increased pension expense.

     In 2001, Safety Products Group earnings before restructuring charges fell 12% on a 4% sales decline. New orders increased 4%. New orders were up for all major product lines except industrial. Sales fell as substantial projects in parking equipment and outdoor warning systems were delayed into 2002. The delay between orders and installation of these projects was the major cause of the group's reduced earnings and margins in 2001.

  TOOL

     In 2002, sales declined 3%, a reflection of lower cutting tools sales, which represent about one-quarter of tool product sales. Despite relatively strong automotive production, low capital investment resulted in continued weakness for these products. Operating income declined 14% because of lower sales volumes, and the effect of
                                   53

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

lower fixed cost absorption caused by inventory reductions made possible by successful lean enterprise initiatives. Pricing pressures on cutting tools also adversely affected operating income.

     In 2001, Tool Group earnings, before restructuring charges of approximately $1.5 million, fell 43% on a 17% decline in sales. New orders declined 19%. New orders, sales and earnings all declined sharply in very weak global industrial markets; the most severe decline was in North America and the earnings weakness was across all major product lines. Markets continued to weaken throughout 2001. Notwithstanding the sales decline, the group held its leading market shares and increased that share in certain product lines.

  SIGN (DISCONTINUED OPERATIONS)

     In 2000, the company decided to divest the Sign Group and began searching for a buyer of this business. The group saw markets weaken in 2002 and 2001. The results of this group are reported as discontinued operations in the company's consolidated financial statements. Due to the slower economic environment in 2002 and 2001, it has taken longer to sell the entity than originally planned. At year-end the company was in negotiations with a third party for the sale of the Sign Group. The company does not expect to record a loss on this sale.

CORPORATE AND OTHER

     Corporate expense was $12.4 million in 2002, down slightly from the $12.6 million in 2001. Interest expense declined $6.3 million, or 24%, in 2002 largely as a result of a much lower short-term interest rate environment in 2002. The much lower interest rates were partially offset by increased borrowings in the fourth quarter of 2002 related to cash paid in the acquisitions of businesses. The decrease in interest expense of $5.0 million in 2001 was largely as a result of the lower short-term interest rate environment that was partially offset by a significant refinancing of short-term debt with funded debt at higher interest rates. Weighted average interest rates on short-term borrowings were 2.0% in 2002, 4.6% in 2001 and 6.5% in 2000.

     At the end of 2002, the company changed its assumptions for discount rates used in determining the actuarial present values of accumulated and projected benefit obligations for its postretirement plans. The company reduced the discount rate to 6.75% at the end of 2002 from the 7.3% used at the end of 2001 for its U.S. plan because of the lower interest rate environment experienced at the end of 2002. In January 2003, the company established its other significant cost assumptions for its U.S. benefits as follows: expected long-term rate of return on plan assets--9.0%; rate of increase in compensation levels--3.5%. The company expects that the change in these assumptions will increase 2003 pension costs by approximately $.05 per share compared to 2002. The company incurred approximately $.7 million in nonrecurring pension costs in 2001 as a result of the company's fourth quarter 2001 restructuring.

     The company's effective tax rate in 2002 of 24.4% was down from the 27.7% in 2001 and the 31.7% in 2000. The lower tax rate in 2002 reflects the increased mix of tax-exempt revenues earned by the company's Environmental Products and Fire Rescue groups, lower tax rates of the company's foreign operations, eliminating the amortization of non-deductible goodwill for financial reporting purposes due to the adoption of SFAS No. 142 and reduction in reserve needs for now-closed tax issues.

     During the fourth quarter of 2002, the company recorded an after-tax charge of $13.8 million to other comprehensive income representing the effect of an additional minimum pension liability. Like many companies, the company's pension plan performance was adversely affected by low asset returns and lower interest rates.

FINANCIAL SERVICES ACTIVITIES

     The company maintains a large investment ($227 million and $239 million at December 31, 2002 and 2001, respectively) in lease financing and other receivables that are generated by its environmental products and fire rescue operations. For the five-year period ending December 31, 2002 these assets continued to be leveraged in accordance with the company's stated financial objectives (see further discussion in "Financial Position and Cash Flow").

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

     Financial services assets have repayment terms ranging from one to ten years. The decrease in these assets resulted from the company's 2001 decision to cease lending to customers in certain commercial and industrial markets.

FINANCIAL POSITION AND CASH FLOW

     For the full year, operating cash flow totaled $88 million, down $7 million from 2001 in part because of a discretionary $5 million pension contribution made in view of the company's strong cash position and weak pension asset performance. During 2002, the company saw reductions in average working capital driven by improved collections, lower inventory levels due to lean enterprise initiatives, and the receipt of more advance payments from customers.

     Improved inventory utilization should further improve cash flow in 2003 as the company continues to make process improvements in all of its groups as a part of the company-wide lean enterprise initiative.

     During the 1998-2002 period, the company utilized its strong cash flows from operations and available debt capacity to: 1) fund in whole or in part strategic acquisitions of companies operating in markets related to those already served by the company; 2) purchase increasing amounts of equipment principally to provide for further cost reductions and increased productive capacity for the future as well as tooling for new products; 3) pay increasing amounts in cash dividends to shareholders; and 4) repurchase a small percentage of its outstanding common stock each year.

     Cash flows for the five-year period ending December 31, 2002 are summarized as follows (in millions):

                                           2002      2001      2000      1999       1998
                                           ----      ----      ----      ----       ----
    Cash provided by (used for):
      Operating activities                $ 88.4    $ 95.1    $ 64.4    $  57.7    $ 75.5
      Investing activities                 (57.3)    (59.2)    (64.8)    (105.1)    (93.0)
      Financing activities                 (38.1)    (32.6)      5.2       40.9      22.2

     In order to show the distinct characteristics of the company's investment in its manufacturing activities and its investment in its financial services activities, the company has presented separately these investments and their related liabilities. Different ratios of debt and equity support each of these two types of activities.

     At year-end, total manufacturing debt was $296 million, representing 44% of capitalization; the ratio was unchanged from the prior year-end. The company believes that its financial assets, due to their overall quality, are capable of sustaining a leverage ratio of 87%. At both December 31, 2002 and 2001, the company's debt-to-capitalization ratio for its financial services activities was 87% for its continuing operations.

     As indicated earlier, management focuses substantial effort on improving the utilization of the company's working capital. The company's current ratio for its manufacturing operations was 1.8 at both December 31, 2002 and 2001. The company anticipates that its financial resources and major sources of liquidity, including cash flow from operations, will continue to be adequate to meet its operating and capital needs in addition to its financial commitments.

     During the fourth quarter of 2002, the company issued long-term debt of $100 million at an average interest rate of 5.1%, at terms ranging from six to ten years. The company issued the debt to replace $48 million of short-term debt incurred to fund the refuse business acquisitions and to replace other existing short-term debt.

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

     Of the company's debt at December 31, 2002, 41% was used to support financial services assets; the average remaining life of those assets is typically under three years. The company is currently comfortable with a sizeable

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

portion of floating rate debt to support these financial services assets, since a rise in borrowing rates would normally correspond with a rise in lending rates within a reasonable period.

     The company manages its exposure to interest rate movements by maintaining a proportionate relationship between fixed-rate debt to total debt within established percentages. The company uses funded fixed-rate borrowings as well as interest rate swap agreements to balance its overall fixed/floating interest rate mix.

     At December 31, 2002 and 2001, the company was party to interest rate swap agreements with aggregate notional amounts of $270,000,000 and $130,000,000, respectively. See Note H to the consolidated financial statements for a description of these agreements. All of the interest rate swap agreements qualify for hedge accounting treatment.

     Significant interest rate sensitive instruments at December 31, 2002 and 2001 were as follows (dollars in millions):

                                                                     2002                                         2001
                                     ---------------------------------------------------------------------   ---------------
                                                                                                     FAIR              FAIR
                                      2003    2004    2005    2006    2007    THEREAFTER   TOTAL    VALUE    TOTAL    VALUE
                                      ----    ----    ----    ----    ----    ----------   -----    -----    -----    -----
Long-term debt
  Fixed rate
    Principal                        $   .2   $25.2   $17.2   $82.2   $27.1     $178.6     $330.5   $311.8   $239.3   $240.3
    Average interest rate              5.8%    5.8%    5.7%    5.6%    5.6%       5.5%       5.7%              6.2%
  Variable rate
    Principal                        $   .5   $  .4   $  .4   $  .5   $  .5     $  2.3     $  4.6   $  4.5   $  2.2   $  2.2
    Average interest rate              5.8%    5.8%    5.8%    5.8%    5.8%       5.8%       5.8%              3.2%
Short-term debt--variable rate
    Principal                        $152.8                                                $152.8   $152.8   $233.9   $233.9
    Average interest rate              1.8%                                                  1.8%              2.7%
Interest rate swaps (pay fixed,
  receive variable)
    Notional amount                           $20.0   $20.0                     $ 25.0     $ 65.0   $ (2.4)  $ 25.0   $ (1.4)
    Average pay rate                           4.2%    4.8%                       5.1%       4.8%              5.1%
    Average receive rate                       1.4%    1.4%                       1.4%       1.4%              2.0%
Interest rate swaps (receive
  fixed, pay variable)
    Notional amount                                           $55.0   $10.0     $140.0     $205.0   $  3.6   $105.0   $ (2.5)
    Average pay rate                                           3.5%    4.0%       2.7%       3.0%              3.2%
    Average receive rate                                       5.5%    6.8%       5.6%       5.6%              6.1%

     The company had $47,126,000 of foreign exchange forward contracts outstanding at December 31, 2002. Most of these contracts were used to purchase Canadian dollars and expire at various dates in 2003; the fair value of these contracts was ($316,000) at December 31, 2002.

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the company's consolidated financial statements and the uncertainties that could impact the company's financial condition, results of operations, and cash flows.

     Allowance for doubtful accounts: The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments on the outstanding accounts receivable. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required.

                  FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
                          FINANCIAL REVIEW (CONTINUED)

     Warranty: Sales of some of the company's products carry express warranties based on the terms that are generally accepted in the company's marketplaces. The company records provisions for estimated warranty at the time of sale based on historical experience and periodically adjusts these provisions to reflect actual experience. Infrequently, a material warranty issue can arise which is beyond the scope of the company's historical experience. The company provides for these issues as they become probable and estimable.

     Product liability and worker's compensation: Due to the nature of the company's products, the company is subject to claims for product liability and worker's compensation in the normal course of business. The company is self-insured for a portion of these claims. The company establishes a liability using a third party actuary for any known outstanding matters, including a reserve for claims incurred but not yet reported.

     Goodwill Impairment: Under SFAS No. 142, "Goodwill and Other Intangible Assets", the company is required to test its goodwill annually for impairment, which is performed at the beginning of the fourth quarter. This review for impairment requires judgment in estimating future sales, earnings and cash flows to determine the fair value of the reporting units.

OTHER MATTERS

     The company has a business conduct policy applicable to all employees and regularly monitors compliance with that policy. The company has determined that it had no significant related party transactions for the three-year period ending December 31, 2002.

     The company has reviewed its financial arrangements and has determined that off-balance sheet arrangements, other than disclosed in the notes to the financial statements, do not exceed $1 million.